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UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States
Exact name of registrant as specified in charter

0000101368
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2012)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
NOV 08 2013
WASH, D.C. 196 SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on November 7, 2013.

United Mexican States

By: /S/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Name: Alejandro Díaz de León Carrillo
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2013 and Federal Annual Revenue Law for 2013 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2012*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2013

TEXTO VIGENTE
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 27 de diciembre de 2012
Fe de erratas DOF 03-01 2013

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2013

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2013, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan. En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto al ejercicio fiscal anterior y a los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales, la evolución de las erogaciones correspondientes a los respectivos anexos relacionados con los programas presupuestarios para la igualdad entre mujeres y hombres; para niñas, niños y adolescentes; de ciencia, tecnología e innovación; especial concurrente para el desarrollo sustentable; erogaciones para el desarrollo integral de los jóvenes; recursos para la atención de grupos vulnerables y erogaciones para el desarrollo integral de la población indígena.

CAPÍTULO II
De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $3'956,361'600,000 y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se establece como meta el equilibrio presupuestario. En su caso, el balance presupuestario podrá modificarse en lo conducente para cubrir las erogaciones de los proyectos de inversión previstos en este Presupuesto de Egresos, siempre que ello sea necesario como consecuencia de la aplicación de las medidas a que se refiere el artículo 4, fracción II, de este Decreto.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VIII de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 5 de este Decreto y en el Tomo V del Presupuesto de Egresos;

VI. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 6 y 23 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VII. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1, inciso D, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 7 de este Decreto;

VIII. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 8 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

IX. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 9 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j) de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

X. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 10 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XI. El monto total de los recursos previstos para el programa en materia de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 11 de este Decreto;

XII. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 12 de este Decreto;

XIII. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 14 de este Decreto;

XIV. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 19 de este Decreto;

XV. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VI anterior y el artículo 19 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVI. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto;

XVII. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 22 de este Decreto y en el Tomo VIII de este Presupuesto de Egresos;

XVIII. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 23 de este Decreto;

XIX. Los programas sujetos a reglas de operación se señalan en el Anexo 24 de este Decreto;

XX. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 25 de este Decreto, y

XXI. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 26 de este Decreto.

Los Anexos 13, 15 al 18 y 27 al 30 de este Decreto, comprenden los recursos para la atención a grupos vulnerables; la mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; conservación, mantenimiento y empleo temporal; subsidio ordinario para organismos descentralizados estatales; distribución de los programas de salud y medio ambiente y recursos naturales. Dichos recursos, en lo concerniente al tema de juventud, se ejercerán de forma tal que permitan su debido seguimiento, evaluación y difusión, con base en lo establecido con criterios que permitan su debido seguimiento, evaluación y difusión.

Artículo 4. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos;

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo presupuestario y de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social; asimismo, para que se apliquen medidas para cubrir la indemnización que, en términos de la legislación aplicable, corresponda a los servidores públicos por la terminación de su relación laboral. Dichas medidas se sujetarán a las disposiciones específicas emitidas por la Secretaría, las cuales regularán, entre otros aspectos, lo siguiente:

a) Tratándose de las medidas para cubrir una compensación económica a los servidores públicos que reúnan los requisitos establecidos en las disposiciones señaladas y que decidan concluir la prestación de sus servicios en la Administración Pública Federal:

i. Las plazas correspondientes a los servidores públicos que concluyan la prestación de sus servicios en la Administración Pública Federal se cancelarán en los términos de las disposiciones aplicables, salvo en el caso de reestructuras a ésta como resultado de reformas jurídicas;

ii. En términos de la legislación en materia de seguridad social las medidas podrán contemplar que sean cubiertas, por cuenta del trabajador, las cuotas y aportaciones a la seguridad social, hasta por los periodos de cotización que establezcan las disposiciones a que se refiere el párrafo primero de esta fracción, a efecto de que los servidores públicos elegibles puedan obtener una pensión conforme a dicha legislación;

iii. Las dependencias, con cargo a las economías que se generen en sus respectivos presupuestos autorizados por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2015, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia.

En los mismos términos, las entidades solicitarán a la Secretaría las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo. En caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

iv. Los recursos restituidos serán destinados al mecanismo presupuestario y de pago establecido para cubrir las medidas a que se refiere este inciso.

Por ningún motivo estos recursos podrán ser destinados para fines distintos a cubrir la compensación económica y la indemnización que corresponda a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal;

v. Las modalidades del mecanismo y los tipos de personal que podrán acogerse a las medidas a que se refiere este inciso, a efecto de no afectar la prestación de servicios públicos, y

vi. El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere este inciso.

b) Podrán autorizarse medidas para cubrir indemnizaciones, como resultado de la terminación de la relación laboral en términos de la legislación de la materia, a los servidores públicos que corresponda, incluyendo los pagos que se originen como consecuencia de reestructuraciones a la Administración Pública Federal, la desincorporación de entidades o la eliminación de unidades administrativas de las dependencias y entidades, en los términos de las disposiciones a que se refiere el párrafo primero de la presente fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso a), subinciso iii, de esta fracción.

Las economías que resulten se podrán destinar a sus programas prioritarios, siempre y cuando no impliquen la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría.

Las dependencias y entidades que en los años 2010, 2011 y 2012, hayan aplicado las medidas establecidas en el artículo 4, fracción II, de los Decretos de Presupuesto de Egresos de la Federación para los ejercicios fiscales de 2010, 2011 y 2012, respectivamente, así como los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos del artículo citado y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos, y

III. Los recursos para el Fondo de pavimentación, espacios deportivos, alumbrado público y rehabilitación de infraestructura educativa a que se refiere el Anexo 19 de este Decreto, se destinarán en las modalidades de apoyos económicos y garantías a los municipios y demarcaciones territoriales del Distrito Federal, de acuerdo a la solicitud correspondiente. La Secretaría, a más tardar el 15 de febrero, emitirá las disposiciones para la aplicación de los recursos de dicho Fondo, así como el calendario de distribución de los recursos, tomando en cuenta la opinión que para tal efecto deberá comunicarle la Comisión de Presupuesto y Cuenta Pública a más tardar el 31 de enero.

CAPÍTULO III
De las entidades de control directo

Artículo 5. Petróleos Mexicanos y sus organismos subsidiarios se sujetarán a las erogaciones y a las metas de balance primario y financiero aprobadas en este Presupuesto y, para su ejercicio, control y evaluación, así como para la elaboración del anteproyecto de presupuesto del próximo ejercicio fiscal, observarán lo dispuesto en la Ley de Petróleos Mexicanos y la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación del cumplimiento de estas metas de balance primario y financiero, no se considerará lo siguiente:

I. La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa por $262,948'169,936, y

II. Los retrasos que en su caso se presenten durante el ejercicio fiscal en la cobranza por ventas de combustibles realizadas a la Comisión Federal de Electricidad.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría determinará el mecanismo para evaluar las metas de balance primario y financiero.

Petróleos Mexicanos administrará el fondo para dar cumplimiento a las obligaciones laborales contractuales y las que deriven de las disposiciones jurídicas, con el objeto de que prevea recursos suficientes para cubrir pasivos contingentes asociados a las contrataciones.

La remuneración de los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos, en términos de la Ley de Petróleos Mexicanos, será la comprendida en el Grupo Jerárquico J del Anexo 22.1 de este Decreto, de acuerdo con las disposiciones administrativas aplicables. En el caso de los consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos, su remuneración no podrá ser superior al Grupo Jerárquico K.

Los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos no podrán recibir una remuneración superior al Grupo Jerárquico J, con independencia de que también se desempeñen como consejeros profesionales de los consejos de administración de los organismos subsidiarios de aquella entidad.

Tratándose de los consejeros profesionales de los consejos de administración de los organismos subsidiarios de Petróleos Mexicanos, que igualmente se desempeñen como consejeros profesionales en otros organismos subsidiarios de aquella entidad, su remuneración conjunta no podrá ser superior al Grupo Jerárquico K.

La cifra que señala el Anexo 1, inciso D, de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

A efecto de dotar de mayor transparencia al gasto de inversión de Petróleos Mexicanos, la entidad deberá informar trimestralmente a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, sobre el gasto de inversión ejercido, así como del avance de sus principales proyectos.

Petróleos Mexicanos y sus organismos subsidiarios deberán adoptar las medidas necesarias para que las transferencias y afectaciones de los bienes muebles e inmuebles que realicen entre sí, se lleven a cabo observando criterios de austeridad y racionalidad para generar ahorros y eficiencia en los procedimientos y actos que se requieran al efecto.

Artículo 6. Las entidades de control directo deberán sujetarse a lo siguiente:

I. Los montos señalados en el Anexo 1, inciso D, de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo a que se refiere el artículo 26 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos y variables correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de dichos cargos fijos y variables y para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. La cantidad que en el Anexo 1, inciso D, de este Decreto se destina para la Comisión Federal de Electricidad refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

III. Dentro de los primeros dos meses del año, la Comisión Federal de Electricidad deberá informar a la Cámara de Diputados, desglosando por entidad federativa y municipios, en forma impresa y en formato electrónico de texto modificable de base de datos, sobre los subsidios otorgados a los consumidores en el año 2012;

IV. Los movimientos de servicios personales que realicen Petróleos Mexicanos y sus organismos subsidiarios y la Comisión Federal de Electricidad, estarán sujetos a que no se rebase el costo ni el número de plazas registradas ante la Secretaría en el año 2012, y a contar con los recursos que financien plenamente en todo momento los impuestos, las aportaciones de seguridad social y demás pagos y prestaciones que por ley deban cubrirse. Los recursos para cubrir obligaciones inherentes a las contrataciones que tengan un impacto futuro en el gasto deberán constituirse en reservas que garanticen que dichas obligaciones estén en todo momento plenamente financiadas, y

V. Petróleos Mexicanos y la Comisión Federal de Electricidad deberán realizar, de conformidad con las disposiciones que se emitan, las acciones necesarias para reducir el pago de horas de trabajo extraordinarias y el pago de contrataciones eventuales o por conceptos similares, en un 10 por ciento respecto al gasto ejercido por dichos conceptos en 2012.

Artículo 7. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $421,565'167,209. El Gobierno Federal aportará al Instituto la cantidad de $64,108'807,208 como aportaciones para los seguros; la cantidad de $127,338'960,000, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, así como la cantidad de $2,891'000,000, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2013, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $6,234'000,000 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable y para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal

Artículo 8. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Para el otorgamiento de apoyos a municipios en el marco de los programas sociales y de inversión en infraestructura, el Ejecutivo Federal, a través de la Secretaría, podrá establecer instrumentos y esquemas previstos en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en términos de las disposiciones que emita dicha dependencia;

III. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y los convenios correspondientes;

IV. En el caso de los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales del Distrito Federal, será establecido por las dependencias a cargo de los respectivos programas, previa opinión de la Secretaría, tomando en consideración la capacidad financiera de dichos órdenes de gobierno y el ejercicio eficiente de los recursos de dichos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas correspondientes, en un plazo a más tardar de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo al calendario establecido para los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil de marzo, el presupuesto para el subsidio ordinario para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracciones IV, inciso d), y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo a un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y

VIII. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que por lo menos el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública, promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal y se alcancen los objetivos para los que están destinados. Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales del Distrito Federal conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

La Auditoría, dentro del marco de sus atribuciones, fiscalizará las erogaciones de los fondos de ayuda federal realizadas durante el ejercicio fiscal 2012, para lo cual el Sistema Nacional de Seguridad Pública, a través de su Secretario Ejecutivo, coadyuvará con dicha Auditoría en cumplimiento a lo previsto en el artículo 18, fracción XIX, de la Ley General del Sistema Nacional de Seguridad Pública.

Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo policial previsto en la ley de la materia, conforme a los acuerdos que apruebe el Consejo Nacional de Seguridad Pública.

Artículo 9. El presente Presupuesto incluye la cantidad de $4,559'800,000, para el otorgamiento de subsidios a los municipios, y en su caso a los estados cuando tengan a su cargo la función o la ejerzan coordinadamente con los municipios, así como al Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y demarcaciones territoriales del Distrito Federal, mejorar la infraestructura de las corporaciones, en el marco de las disposiciones legales aplicables, así como para el desarrollo y aplicación de políticas públicas para la prevención social del delito.

Para el desarrollo y aplicación de políticas públicas en materia de prevención social del delito con participación ciudadana se destinará cuando menos el 20 por ciento de los recursos a que se refiere el presente artículo.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública dará a conocer a más tardar el último día hábil del mes de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; asimismo, se dará cobertura a municipios con destinos turísticos, zonas fronterizas, municipios conurbados, así como a grupos de municipios que por su proximidad geográfica se vean afectados por la alta incidencia delictiva. En dicha publicación se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, a más tardar el último día hábil de febrero, deberá suscribir convenios específicos, que deberán incluir sus anexos técnicos correspondientes, con las respectivas entidades federativas y sus municipios así como con el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el último párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El compromiso de las entidades federativas de hacer entrega a los municipios del monto total de los subsidios del programa, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que éstas reciban los recursos de la Federación;

IV. El establecimiento por parte de las entidades federativas y los municipios de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

V. La obligación de las entidades federativas y los municipios de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local;

VI. La obligación de los municipios, a través del estado respectivo, y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo, y

VII. La obligación de las entidades federativas y los municipios de reportar trimestralmente al Consejo Nacional de Seguridad Pública, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios suscritos con el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, al cumplimiento de las políticas, lineamientos y acciones contenidos en los mismos.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública operará el sistema de información en el cual, con desglose mensual, publicará las fechas en que se hayan transferido los recursos a que se refiere este artículo a las entidades federativas para su entrega a los municipios. Los municipios, a su vez, incorporarán en dicho sistema la fecha en que recibieron los recursos, la fecha en la que éstos fueron finalmente ejercidos, así como los destinos y conceptos específicos en los cuales fueron aplicados los recursos.

La distribución de los recursos se realizará conforme a los principios de equidad, proporcionalidad y racionalidad en el combate al fenómeno delictivo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 10. En el presente Presupuesto de Egresos se incluyen las siguientes cantidades:

A. $2,570'940,000 para el otorgamiento de subsidios a las entidades federativas que cuenten con programas en materia de equipamiento y reorganización de estructuras de mando policial, para el fortalecimiento de sus instituciones de seguridad pública en materia de mando policial.

B. $2,500'000,000 para el otorgamiento de apoyos en el marco del Programa Nacional de Prevención del Delito.

Dichos recursos se otorgarán a aquéllas entidades federativas que cumplan los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación.

Los Lineamientos que para el efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 15 de febrero, contendrán, por lo menos, la distribución de los recursos a las entidades federativas bajo criterios de población beneficiada, incidencia delictiva y cobertura territorial de las instituciones estatales de seguridad pública, así como las bases para la evaluación de la aplicación de dichos recursos y sus resultados.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 31 de marzo, deberá suscribir convenios específicos con las entidades federativas que deseen adherirse a estos subsidios, en los cuales deberá preverse lo siguiente:

I. El establecimiento por parte de las entidades federativas de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

II. La obligación de las entidades federativas de registrar los recursos que por estos subsidios reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local y federal, y

III. La obligación de las entidades federativas de reportar a la Secretaría de Gobernación, la cual deberá enviar a su vez a la Secretaría de manera trimestral, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, las entidades federativas deberán cumplir los lineamientos, políticas y acciones contenidos en los convenios a que se refiere este artículo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 11. La Secretaría, a más tardar el 15 de febrero, emitirá las disposiciones o lineamientos para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a los 10 estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento, y

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad.

La asignación prevista para dichos fondos se distribuirá conforme a lo señalado en los Anexos 19 y 19.1 de este Decreto, en los términos y condiciones que mediante convenio se determinen para tal efecto.

Los recursos de dichos fondos deberán solicitarse y convenirse dentro del primer trimestre del ejercicio, en términos de las disposiciones que emita la Secretaría, así como reasignarse los que no hayan sido convenidos en ese periodo, a programas sociales y de inversión en infraestructura.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones generales

Artículo 12. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos excedentes a que se refiere el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 13. Los ingresos que resulten del Derecho para la Fiscalización Petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría, a través del ramo correspondiente, y se aplicarán para fiscalizar el ejercicio de los recursos a que se refiere el artículo 19, fracciones IV, inciso d) y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a la Cámara de Diputados, así como difundirá la información correspondiente a través de su página de Internet para su conocimiento público.

La Secretaría hará entrega de anticipos a cargo de este derecho, dentro de los 10 días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos. La Auditoría informará a la Secretaría sobre su ejercicio.

Artículo 14. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en la misma Ley de Ingresos.

En todos los casos, los programas y proyectos de inversión en infraestructura, que se financien con los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deberán contar con registro en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha Ley.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio, éstas deberán canalizarse a los proyectos y tomos aprobados en este presupuesto.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días estipulados en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, los subejercicios no hubieran sido subsanados, la Secretaría informará a la Función Pública sobre dichos subejercicios, a fin de que ésta proceda en los términos de la fracción IX del artículo 114 de la ley antes señalada.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

CAPÍTULO II
De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 16. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que los ramos y entidades cuenten expresamente con recursos aprobados para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas;

II. No se autorizará incremento salarial en términos reales para mandos medios y superiores ni para personal de enlace. Los incrementos que, en su caso, se otorguen al personal operativo, de base y de confianza, y categorías, se sujetarán a los recursos aprobados específicamente para tales efectos en los Anexos 6 y 23 de este Decreto y tendrán exclusivamente como objetivo mantener el poder adquisitivo de dichos trabajadores respecto del año 2012;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio;

IV. La remodelación de oficinas se limitará, de acuerdo al presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, así como las que tengan por objeto mejorar y hacer más eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para prestar directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas de la Comisión Federal de Electricidad y de Petróleos Mexicanos y sus organismos subsidiarios;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto que tenga que realizar por concepto de pago de primas, y

VIII. Deberán preverse acciones para fomentar la eficiencia energética y el ahorro en el consumo de agua en las oficinas públicas.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Artículo 17. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan utilizado, de haber disponibilidad, en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de campañas de promoción y publicidad y de comunicación, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos se requerirá que la Secretaría de Gobernación autorice la modificación al programa de comunicación social correspondiente y posteriormente la Secretaría emitirá la autorización presupuestaria en el concepto de gasto respectivo. La Secretaría de Gobernación informará a la Cámara de Diputados, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social, se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura, pautas de difusión en medios electrónicos y circulación certificada en medios impresos;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social. Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, o en su caso tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, fiscales y de estado utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este Presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

Artículo 18. Las dependencias y entidades deberán sujetarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables a dicho Programa. El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Las dependencias y entidades requerirán a los proveedores y contratistas su afiliación al Programa de Cadenas Productivas y deberán tomar en cuenta mecanismos que promuevan la realización de los pagos correspondientes a través de dicho Programa.

Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará en los Informes Trimestrales los avances que se presenten.

CAPÍTULO III
De los servicios personales

Artículo 19. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) El Registro Común de Plantillas de Personal, en el caso del Fondo de Aportaciones para la Educación Básica y Normal (FAEB), y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 6 y 23 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 16, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 23 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes a los fondos de aportaciones para la Educación Básica y Normal (FAEB), y para la Educación Tecnológica y de Adultos (FAETA), que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, y

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios, sólo podrán ser creadas con base en las disposiciones establecidas al respecto en la Alianza para la Calidad de la Educación, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable y, cuando se trate de las entidades, adicionalmente, el impacto en el déficit actuarial de pensiones.

Artículo 20. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 22 de este Decreto y en el Tomo VIII de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 22.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 22.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 22.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias de seguridad pública e instancias de seguridad nacional, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 22.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2013 se incluye en el Anexo 22.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 22.2. Ramo 01: Cámara de Senadores;

b) Anexo 22.3. Ramo 01: Cámara de Diputados;

c) Anexo 22.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 22.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 22.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 22.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 22.8. Ramo 22: Instituto Federal Electoral;

h) Anexo 22.9. Ramo 35: Comisión Nacional de los Derechos Humanos, e

i) Anexo 22.10. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo VIII de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 22.1. del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1, inciso B de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 21. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 22. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, deberán cubrirse al trabajador dentro de los 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior siempre y cuando se acredite fehacientemente la asistencia durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines, lo cual podrá acompañarse de las medidas a que se refiere el artículo 4, fracción II, inciso b) de este Decreto.

Artículo 23. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV
De la igualdad entre Mujeres y Hombres

Artículo 24. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, el Ejecutivo Federal impulsará la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de igualdad entre mujeres y hombres en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que corresponda;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con igualdad entre mujeres y hombres;

V. Aplicar la igualdad entre mujeres y hombres en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 12 del presente Decreto y para los demás programas federales que correspondan.

Todas las dependencias y entidades ejecutoras del gasto federal que manejen programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 12 de este Decreto deberán informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en su lengua, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 12, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 12 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres, con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Comisión de Equidad y Género de la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 12 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2013.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 12 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, el Instituto Nacional de las Mujeres enviará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente;

VI. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría, dará seguimiento a los recursos destinados a la atención de los jóvenes entre los 12 y 29 años de edad, así como de las acciones que garanticen las condiciones necesarias para su desarrollo integral, con base en los mecanismos específicos correspondientes.

Las dependencias y entidades responsables de los programas incluidos en el Anexo 16 de este Decreto, procurarán que en el diseño y ejecución de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades, así como generar la información estadística desagregada para el grupo de edad referido en el párrafo anterior.

Asimismo, dichas dependencias y entidades deberán informar trimestralmente al Instituto Mexicano de la Juventud, a la Secretaría y a la Comisión de Juventud de la Cámara de Diputados, sobre los recursos ejercidos y las acciones, servicios y/o apoyos realizados, en beneficio de personas jóvenes, de conformidad con la Ley del Instituto Mexicano de la Juventud y demás disposiciones aplicables.

CAPÍTULO V
Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 25. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 9 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o., apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia podrán considerar la opinión que, en su caso, emita la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se podrá considerar la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas, se podrá financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes, y

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores y las obras con proyectos que se dejaron de atender por insuficiencia de recursos en esos ejercicios.

CAPÍTULO VI
De la inversión pública

Artículo 26. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 5, inciso A, de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 5, inciso B, de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 5, inciso C, de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 5, inciso D de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 5, inciso E, de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 5, inciso F, de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 27. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud;

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VII
De la evaluación del desempeño

Artículo 28. La evaluación de los programas a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos que emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Mejorar de forma continua y mantener actualizadas las matrices de indicadores para resultados de los programas.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos. Para la mejora continua y actualización de las matrices, se deberán considerar los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas, de las evaluaciones realizadas conforme al programa anual de evaluación, y de los criterios emitidos para tal efecto por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables. Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

La mejora de las matrices de indicadores para resultados deberá considerar la alineación de los objetivos de los programas y las políticas públicas con los objetivos estratégicos de las dependencias y entidades, los cuales a su vez, deberán ser congruentes con los objetivos estratégicos del Plan Nacional de Desarrollo y los programas derivados de éste, de conformidad con las disposiciones que emita la Secretaría en la materia. Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores y hacerlas públicas en su página de Internet.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el último día hábil de enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública realizará la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría y a la Función Pública, a más tardar el 15 de noviembre, conforme al procedimiento establecido en el Decreto de Creación del Sistema Integral de Información de Padrones de Programas Gubernamentales y su correspondiente Manual de Operación.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes.

Las dependencias y entidades, en los programas a su cargo, deberán adecuar, cuando corresponda, las reglas o lineamientos de operación de dichos programas, a efecto de hacerlos consistentes con la información de las matrices de indicadores para resultados, como resultado de su mejora y actualización; así como de las recomendaciones de las evaluaciones;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría, a la Función Pública y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2013;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente a los ejercicios fiscales 2007 a 2013, se tomará en cuenta, como parte de un proceso gradual y progresivo, durante 2013 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los compromisos de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los compromisos de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será publica y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y 49 de la Ley de Coordinación Fiscal;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño, y

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación.

TÍTULO CUARTO
DE LAS REGLAS DE OPERACIÓN PARA PROGRAMAS

CAPÍTULO I
Disposiciones generales

Artículo 29. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 24 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos, y

g) Deberán incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieren a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto y restringirse a lo establecido en el artículo 17 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación con las entidades federativas, éstos deberán celebrarse a más tardar en el mes de febrero en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales previa opinión de los Comités de Planeación para el Desarrollo o su equivalente y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

CAPÍTULO II
De los criterios generales para programas específicos sujetos a reglas de operación

Artículo 31. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

El Programa Seguro de Vida para Jefas de Familia, quedará sujeto a reglas de operación y a la normatividad correspondiente.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 24 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Con el propósito de fortalecer las estrategias para la atención a las Zonas de Atención Prioritaria, así como para el desarrollo integral de los municipios con los mayores rezagos en el país, Estrategia 100x100, las dependencias y entidades que participen en ellas identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad.

En el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso, dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 32. Las reglas de operación del Programa de Desarrollo Humano Oportunidades, para el ejercicio fiscal 2013 deberán considerar lo siguiente:

I. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día hábil de febrero, la Secretaría de Desarrollo Social informará a la Cámara de Diputados la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del Programa entregará a la Cámara de Diputados el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el Programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y demás normativa aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del Programa deberá actualizarlo semestralmente;

II. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VI. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

X. Los mecanismos para asegurar la complementariedad de acciones con otros programas, para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XI. En su caso, las propuestas que, durante el año inmediato anterior, hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XII. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 26 de este Decreto. Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del Programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del Programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Artículo 33. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Rural y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas para la implementación de los programas.

En las reglas de operación del Programa de Prevención y Manejo de Riesgos de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, especialmente en cuanto hace a fondos de garantías y capital de riesgo, se establecerán, entre otros aspectos, la temporalidad de los apoyos, los mecanismos mediante los cuales los beneficiarios e intermediarios podrán acceder a dichos apoyos, los mecanismos para la recuperación de aquellos montos destinados a cubrir algún adeudo o para desinversión, así como la permanencia en el patrimonio de dichos fondos de los recursos no utilizados y los recuperados para operaciones futuras.

De los recursos aprobados en este presupuesto para el programa del Fondo de Apoyo para las Micro, Pequeñas y Medianas Empresas se destinará al menos el 40 por ciento, a través del Fideicomiso México Emprende, a programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Adicionalmente, hasta el 10% de los recursos aprobados en este presupuesto para el programa del Fondo de Apoyo para las Micro, Pequeñas y Medianas Empresas, se destinará a programas que otorguen créditos subordinados operados por las instituciones señaladas en el primer párrafo de este artículo, a través del Fideicomiso México Emprende, siempre que exista disponibilidad presupuestaria.

Artículo 34. En el Anexo 10 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Rural, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA), conforme a lo siguiente:

I. Financiera Rural. Se asignan 629 millones de pesos para que continúen operando los siguientes programas: Integral de Formación, Capacitación y Consultoría para Productores e Intermediarios Financieros Rurales; para la constitución de Garantías Líquidas; para Reducción de Costos de Acceso al Crédito; y para Constitución y Operación de Unidades de Promoción de Crédito;

II. Fondo de Capitalización e Inversión del Sector Rural (FOCIR). Se asignan 125.0 millones de pesos para que continúe operando los programas: de Capital de Riesgo, para Acopio, Comercialización y Transformación y para Servicios de Cobertura, y

III. Fideicomisos Instituidos en Relación con la Agricultura (FIRA). Se asignan 321.9 millones de pesos para el Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA). El sistema Fideicomisos Instituidos en Relación con la Agricultura (FIRA), a través de los fideicomisos que lo integran, continuará apoyando a los productores por conducto del Programa que Canaliza Apoyos para el Fomento a los Sectores Agropecuario, Forestal, Pesquero y Rural.

En el Anexo 10 de este Decreto, se asignan 1,509.5 millones de pesos para que Agroasemex, S.A., lleve a cabo el Programa de Subsidio a la Prima del Seguro Agropecuario por 1,265.0 millones de pesos; Programa de Apoyo a los Fondos de Aseguramiento Agropecuario por 150.0 millones de pesos; y, Programa de Seguro para Contingencias Climatológicas por 94.5 millones de pesos.

Artículo 35. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este presupuesto:

I. Deberá abarcar políticas públicas orientadas a la generación y diversificación del empleo rural y a garantizar a la población campesina el bienestar y su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación, a poblaciones indígenas y a las poblaciones social y económicamente débiles;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo y monto fiscal otorgado. Dicho sistema coordinado por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación mantendrá un módulo específico para que detalle los recursos fiscales destinados a los productos básicos y estratégicos en los términos de la Ley de Desarrollo Rural Sustentable;

III. Establecer como prioridades, entre otras, las siguientes:

a) Apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales;

b) Contribuir al desarrollo integral de los pueblos y comunidades indígenas de las comunidades rurales;

c) Ampliar la oferta de bienes públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación rural e información;

d) Contribuir a mitigar y a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático;

e) Prevenir y administrar los riesgos climáticos, sísmicos, sanitarios y de mercado, y

f) Contribuir a la sustentabilidad de las actividades agropecuarias y pesqueras en lo referente al aprovechamiento responsable del agua y la tierra;

IV. Propiciar la generación de información, y el desarrollo de mercados de las actividades agropecuarias y pesqueras;

V. Establecer como estrategia la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos estratégicos de impacto estatal o regional, de acuerdo a las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable correspondiente, distribuyéndolos conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), los cuales serán complementados con las aportaciones que realice la entidad federativa en este mismo instrumento en términos de las reglas de operación. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, los cuales serán administrados a través de los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos para este fin;

c) Que las ministraciones se acuerden en los convenios de coordinación y no rebasen al periodo febrero y septiembre, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deberán haber ejercido y pagado al menos el 70 por ciento de las aportaciones en función de cada programa y componente, y que únicamente se pueda utilizar el pago electrónico a los beneficiarios, salvo en las localidades en donde no haya servicios bancarios, y

d) Que el porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos que serán conforme se establezca en las reglas de operación y la estratificación realizada por las entidades federativas, y

VIII. En el caso de desarrollo de Ramas Productivas, su monto de 900 millones de pesos estará orientado a productores de hasta 10 hectáreas, productores del sector social, contemplándose entre éstos a los productores orgánicos.

En el caso de la minería social, su monto de 50 millones de pesos estará orientado exclusivamente a ejidos y comunidades.

En el caso de insumos (semillas, fertilizantes y otros) que tiene un monto de 500 millones de pesos estará orientado a productores del sector social, de hasta 5 hectáreas.

Artículo 36. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo dispuesto por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de municipios en las que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestaria, a que se refiere el artículo 77 bis 18 de la Ley General de Salud, y

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES), y

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

En casos excepcionales, la composición de los recursos podrá modificarse siempre que las características estatales o perfil de salud de la población afiliada lo ameriten, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica, y

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma, a la Comisión Nacional de Protección en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 37. La Comisión Nacional de Cultura Física y Deporte podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.

Artículo 38. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 19 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquéllos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio y los programas ya establecidos para la movilidad no motorizada, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018 y con los programas en materia de desarrollo regional y urbano que se deriven del mismo, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por el presidente municipal o presidentes municipales y, en su caso, jefes delegacionales, del territorio que integra la zona metropolitana, así como por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

El Consejo referido en los dos párrafos anteriores o su equivalente, deberá asignar los recursos del Fondo Metropolitano exclusivamente a programas, obras y proyectos basados en un plan de orden metropolitano, acordado por el Consejo para el Desarrollo Metropolitano de la respectiva zona metropolitana, conforme a lo dispuesto en este artículo, y remitir trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados y el impacto urbano, económico y social a la Secretaría, así como a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Respecto de los recursos del Fondo Metropolitano, se procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas no hayan entregado la información a que se refiere el párrafo anterior.

Los Consejos Metropolitanos remitirán, trimestralmente y desglosada, a la Cámara de Diputados, la información en la que se autoriza la asignación de recursos del Fondo Metropolitano, misma que estará disponible en el portal de Internet de las entidades federativas que conforman cada zona metropolitana, debiendo ésta actualizarla con la misma periodicidad.

Las Zonas Metropolitanas donde se asignen recursos del Fondo Metropolitano podrán aplicar parte de los recursos a la realización de un Plan de Desarrollo Metropolitano de mediano y largo plazo, así como a planes de movilidad no motorizada, el cual será valorado por los Consejos Metropolitanos, y constituirá la base para que a partir de 2014 los proyectos que se realicen con los fondos cuenten con registro de la Unidad de Inversiones de la Secretaría, así como con los términos que establezcan los Consejos Metropolitanos.

Artículo 39. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del último día hábil de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto a los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

Artículo 40. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar Informes Trimestrales tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO
OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 41. Los apoyos a intermediarios financieros no bancarios para sistemas informáticos que administren sus operaciones financieras, se otorgarán por el Banco del Ahorro Nacional y Servicios Financieros, S.N.C., de conformidad con las disposiciones generales emitidas por la Secretaría.

Artículo 42. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 43. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la fiscalización de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2013 y 15 de enero de 2014. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 44. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2013, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados, en los términos de las disposiciones aplicables, al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación y deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y deberá reportarse en los Informes Trimestrales sobre el ejercicio y destino de dichos recursos.

Asimismo, los recursos a que se refiere el párrafo noveno del artículo 1° de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013, serán aplicados en proyectos y programas de ciencia y tecnología, incluyendo los relativos a la materia de hidrocarburos.

Artículo 45. El Programa Pensión para Adultos Mayores dispondrá de recursos por $26,000'944,706, con los cuales deberá atender a adultos mayores de 65 años que no reciban el pago de alguna pensión otorgada por algún organismo público federal. Los recursos del Programa no podrán ser traspasados a otros programas y se ejercerán hasta agotar su disponibilidad.

En los Informes Trimestrales que se remitan a la Cámara de Diputados en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Desarrollo Social deberá reportar el avance en la estrategia de ampliación de cobertura del Programa.

Artículo 46. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los 3 órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2013.

SEGUNDO. Las nuevas reglas de operación de los programas que deban emitirse conforme a lo dispuesto en este Decreto, deberán publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de febrero, en los términos de los artículos 43 y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Se incrementa en 140 millones de pesos el presupuesto asignado a la Procuraduría de Defensa del Contribuyente, monto que se reduce del presupuesto correspondiente a obra pública del Instituto Federal Electoral.

TERCERO. Las disposiciones administrativas emitidas con base en lo dispuesto en los decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

CUARTO. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**70,822,479,045**
Gasto Programable			
	01	Poder Legislativo	11,948,011,682
		Cámara de Senadores	3,756,977,222
		Cámara de Diputados	6,529,590,684
		Auditoría Superior de la Federación	1,661,443,776
	03	Poder Judicial	46,479,491,963
		Suprema Corte de Justicia de la Nación	4,664,040,517
		Consejo de la Judicatura Federal	39,663,043,446
		Tribunal Electoral del Poder Judicial de la Federación	2,152,408,000
	22	Instituto Federal Electoral	11,019,848,180
	35	Comisión Nacional de los Derechos Humanos	1,375,127,220

RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
		Instituto Nacional de Estadística y Geografía	5,429,182,914
RAMO: 32 Tribunal Federal de Justicia Fiscal y Administrativa			
		Tribunal Federal de Justicia Fiscal y Administrativa	2,138,183,730
B: RAMOS ADMINISTRATIVOS			**976,832,743,458**
Gasto Programable			
	02	Presidencia de la República	2,104,542,836
	04	Gobernación	21,041,214,804
	05	Relaciones Exteriores	6,947,366,858
	06	Hacienda y Crédito Público	45,557,060,687
	07	Defensa Nacional	60,810,570,686
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	75,402,528,121
	09	Comunicaciones y Transportes	86,243,898,861
	10	Economía	20,383,282,538
	11	Educación Pública	260,277,219,671
	12	Salud	121,856,567,399
	13	Marina	21,864,854,169
	14	Trabajo y Previsión Social	4,474,889,781
	15	Reforma Agraria	5,867,839,355
	16	Medio Ambiente y Recursos Naturales	56,471,236,212
	17	Procuraduría General de la República	15,760,503,313
	18	Energía	2,334,133,445
	20	Desarrollo Social	95,251,838,395
	21	Turismo	5,211,426,127
	27	Función Pública	1,392,873,286
	31	Tribunales Agrarios	991,998,347
	36	Seguridad Pública	41,217,172,226
	37	Consejería Jurídica del Ejecutivo Federal	123,764,294
	38	Consejo Nacional de Ciencia y Tecnología	25,245,962,047
C: RAMOS GENERALES			**1,888,272,151,602**
Gasto Programable			
	19	Aportaciones a Seguridad Social	408,730,363,557
	23	Provisiones Salariales y Económicas	77,112,133,718
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	43,231,904,250
	33	Aportaciones Federales para Entidades Federativas y Municipios	513,903,532,030
Gasto No Programable			
	24	Deuda Pública	281,516,074,809
	28	Participaciones a Entidades Federativas y Municipios	535,115,532,000
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	15,084,010,538
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,578,600,700
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**1,379,124,210,319**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	161,357,421,847
	GYR	Instituto Mexicano del Seguro Social	421,565,167,209
	TOQ	Comisión Federal de Electricidad	269,250,099,829
	TZZ	Petróleos Mexicanos (Consolidado)	476,659,628,735
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	50,291,892,699
	TOQ	Comisión Federal de Electricidad	12,282,292,703
	TZZ	Petróleos Mexicanos (Consolidado)	38,009,599,996
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal			**366,257,351,068**
GASTO NETO TOTAL			**3,956,361,600,000**

ANEXO 2. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	**2,613,172.2**

ANEXO 3. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

			2013
INFRAESTRUCTURA CARRETERA			1,302.6
	REGIÓN NOROESTE		700.0
		Puertecitos-Laguna de Chapala	200.0
		San Luis Río Colorado-Sonoyta-Caborca	500.0
	REGIÓN SUR SURESTE		369.0
		Villahermosa-Escárcega-Xpujil	294.0
		Cafetal-Tulúm-Playa del Carmen	75.0
	REGIÓN OCCIDENTE-NORESTE		150.0
		Durango-Fresnillo	150.0
	REGIÓN SUR SUROESTE		83.6
		Acapulco-Zihuatanejo	83.6
INFRAESTRUCTURA HIDRÁULICA			4,333.7
	Túnel Emisor Oriente (TEO)		3,084.8
	Presa El Zapotillo		1,248.9
INFRAESTRUCTURA TURÍSTICA			275.2
	CIP Costa del Pacífico		275.2
TOTAL			5,911.5

ANEXO 4. COMPROMISOS PLURIANUALES (millones de pesos)

Dependencias y Entidades (Recursos Fiscales)	39,605.1
Entidades de Control Directo	375,693.7

ANEXO 5. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

5.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	40,783,279,231	19,051,343,109	59,834,622,340

5.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	325,446,659,356	188,109,191,719	513,555,851,075

5.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	366,229,938,587	207,160,534,828	573,390,473,415

5.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	268,557,587,368	212,845,567,499	179,305,977,242

5.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	108,247,345,902	96,731,870,225	74,582,796,760

5.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	16,392,003,885	7,114,628,810	23,506,632,695

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo.

ANEXO 6. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Presidencia de la República	12,584,074	0	1,709,465	14,293,539
04	Gobernación	91,602,416	640,900,000	15,889,875	748,392,291
05	Relaciones Exteriores	63,573,998	23,100,000	5,619,721	92,293,719
06	Hacienda y Crédito Público	286,726,718	150,000,000	58,887,655	495,614,373
07	Defensa Nacional	490,751,146	200,000,000	0	690,751,146
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	110,388,444	33,000,000	56,915,053	200,303,497
09	Comunicaciones y Transportes	108,288,226	200,000,000	54,599,961	362,888,187
10	Economía	46,483,794	40,700,000	15,887,082	103,070,876
11	Educación Pública	1,315,376,440	150,000,000	1,436,126,203	2,901,502,643
12	Salud	355,134,250	430,500,000	56,602,316	842,236,566
13	Marina	168,270,228	200,000,000	127,312,307	495,582,535
14	Trabajo y Previsión Social	31,253,386	100,000,000	10,287,165	141,540,551
15	Reforma Agraria	24,171,766	60,000,000	9,089,878	93,261,644
16	Medio Ambiente y Recursos Naturales	112,317,748	45,000,000	49,820,287	207,138,035
17	Procuraduría General de la República	195,351,894	120,000,000	16,842,366	332,194,260
18	Energía	32,127,832	12,800,000	1,976,469	46,904,301
20	Desarrollo Social	33,231,720	10,000,000	8,845,578	52,077,298
21	Turismo	7,827,006	24,000,000	4,123,617	35,950,623
27	Función Pública	21,628,706	0	1,908,877	23,537,583
31	Tribunales Agrarios	11,516,476	20,000,000	2,951,648	34,468,124
36	Seguridad Pública	372,372,716	0	95,743,672	468,116,388
37	Consejería Jurídica del Ejecutivo Federal	1,906,328	10,000,000	62,788	11,969,116
38	Consejo Nacional de Ciencia y Tecnología	62,024,346	30,000,000	51,129,523	143,153,869
Tribunal Federal de Justicia Fiscal y Administrativa					
32	Tribunal Federal de Justicia Fiscal y Administrativa	19,510,639	0	839,467	20,350,106

ANEXO 6.1. RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRAFÍA (pesos)

	Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
	I	II	III	
Información Nacional Estadística y Geografía				
Instituto Nacional de Estadística y Geografía	68,276,337	0	0	68,276,337

ANEXO 7. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	Monto
Costo financiero de la deuda del Gobierno Federal incluido en el ramo general 24 Deuda Pública	281,516,074,809

Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D de este Decreto	50,291,892,699
Erogaciones incluidas en el ramo general 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el ramo general 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,578,600,700
Obligaciones incurridas a través de los programas de apoyo a deudores	1,648,200,700
Obligaciones surgidas de los programas de apoyo a ahorradores	11,930,400,000
Total	**345,386,568,208**

ANEXO 8. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades
	15,000	147	504
15,000	30,000	168	725
30,000	50,000	189	945
50,000	100,000	210	1,166
100,000	150,000	231	1,391
150,000	250,000	263	1,680
250,000	350,000	284	1,890
350,000	450,000	305	2,006
450,000	600,000	326	2,226
600,000	750,000	336	2,342
750,000	1,000,000	368	2,562
1,000,000		389	2,678

Obras Públicas y Servicios Relacionados con las Mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra pública que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	226	111	2,006	1,559
15,000	30,000	278	142	2,226	1,670
30,000	50,000	336	168	2,562	2,006
50,000	100,000	389	194	3,119	2,336
100,000	150,000	446	226	3,675	2,783
150,000	250,000	504	252	4,232	3,339
250,000	350,000	614	305	4,904	3,675
350,000	450,000	667	336	5,345	4,006
450,000	600,000	782	389	6,353	4,788
600,000	750,000	893	446	7,235	5,460
750,000	1,000,000	998	504	8,127	6,122
1,000,000		1,061	557	9,125	6,899

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente, o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 9. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	MONTO
TOTAL		**74,102,060,978**
06 Hacienda y Crédito Público (CDI)		**10,364,123,599**
	Comunicación Intercultural	113,700,000
	Fortalecimiento de Capacidades Indígenas	74,800,000
	Proyectos de inmuebles (oficinas administrativas)	19,470,000
	Actividades de apoyo administrativo	202,989,943
	Actividades de apoyo a la función pública y buen gobierno	13,800,000
	Planeación y Participación Indígena	247,438,408

	Acciones de control de las unidades centrales y foráneas	837,498,003
	Programas Albergues Escolares Indígenas (PAEI)	1,005,485,000
	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)	6,225,685,000
	Programa Fondos Regionales Indígenas (PFRI)	365,585,000
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	443,885,000
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)	43,700,000
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)	55,700,000
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)	228,890,000
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)	227,197,245
	Acciones para la igualdad de género con población indígena	122,800,000
	Proyecto para la Atención a Indígenas Desplazados (Indígenas urbanos y migrantes desplazados)	28,800,000
	Apoyo a proyectos de comunicación indígena	6,100,000
	Atención a Tercer Nivel	25,800,000
	Manejo y Conservación de Recursos Naturales en Zonas Indígenas	46,200,000
	Excarcelación de Presos Indígenas	28,600,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**3,064,200,000**
	Programa de Apoyo a la Inversión en Equipamiento e Infraestructura	65,000,000
	PROCAMPO Productivo	2,000,000,000
	Programa de Prevención y Manejo de Riesgos	790,000,000
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural	103,200,000
	Programa de Sustentabilidad de los Recursos Naturales	106,000,000
09 Comunicaciones y Transportes		**10,386,771,023**
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	9,702,876,303
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	174,835,593
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	75,967,276
	Programa de Empleo Temporal (PET)	433,091,852
10 Economía		**34,274,130**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	19,420,923
	Programa Nacional de Financiamiento al Microempresario	14,853,208
11 Educación Pública		**6,973,087,689**
	Programa de Educación inicial y básica para la población rural e indígena	287,731,175
	Acciones compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica	295,754,847
	Normar los servicios educativos	65,844,356
	Proyectos de infraestructura social de educación	82,597,846
	Diseño y aplicación de la política educativa	38,046,834
	Fortalecimiento a la educación y la cultura indígena	170,729,699
	Programa de Desarrollo Humano Oportunidades	5,697,393,423
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	223,226,902
	Programa Asesor Técnico Pedagógico y para la Atención Educativa a la diversidad social, lingüística y cultural	111,762,608
12 Salud		**4,610,734,446**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	10,316,237
	Cooperación internacional en salud	10,008,635
	Programa Comunidades Saludables	49,310,602
	Programa de Desarrollo Humano Oportunidades	942,516,670
	Caravanas de la Salud	235,653,077
	Seguro Popular	3,362,929,226
15 Reforma Agraria		**562,232,124**
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	221,265,774
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	340,966,350
16 Medio Ambiente y Recursos Naturales		**977,916,254**
	Regulación Ambiental	7,959,530
	Planeación, Dirección y Evaluación Ambiental	780,000
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	65,100,000
	Programa de Empleo Temporal (PET)	123,373,962
	ProÁrbol.-Pago por Servicios Ambientales	256,579,315
	ProÁrbol.-Desarrollo Forestal	155,024,496
	Infraestructura de temporal.	22,023,636
	Infraestructura de riego.	43,482,275
	Inversión para el Manejo Integral del Ciclo Hidrológico	1,093,609
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales	302,499,431
19 Aportaciones a Seguridad Social		**3,000,800,000**
	Programa IMSS-Oportunidades	3,000,800,000
20 Desarrollo Social		**24,714,213,001**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	25,242,040

	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	812,321,820
	Programa de Opciones Productivas	138,528,866
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	150,764,691
	Programa de Vivienda Digna	428,280,663
	Programa 3 x 1 para Migrantes	24,335,103
	Programa de Coinversión Social	8,275,749
	Programa de Empleo Temporal (PET)	190,800,000
	Programa de Desarrollo Humano Oportunidades	9,064,526,468
	Programa de Vivienda Rural	44,623,483
	Programa de Apoyo Alimentario	517,563,008
	Programa de estancias infantiles para apoyar a madres trabajadoras	173,171,130
	Pensión para Adultos Mayores	12,255,096,846
	Programa para el Desarrollo de Zonas Prioritarias	880,683,133
23 Provisiones Salariales y Económicas		**150,000,000**
	Fondo de Apoyo a Migrantes	150,000,000
33 Aportaciones Federales para Entidades Federativas y Municipios		**9,233,190,986**
	FAIS Municipal	7,235,083,045
	FAM Asistencia Social	1,998,107,940
35 Comisión Nacional de los Derechos Humanos		**10,517,725**
	Protección de los Derechos Humanos de Indígenas en Reclusión	2,457,314
	Promover los Derechos Humanos de los pueblos y las comunidades indígenas	8,060,411
38 Consejo Nacional de Ciencia y Tecnología		**20,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	20,000,000

ANEXO 10 PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Descripción	Monto
	Total	**313,789.9**
Financiera	**1. Programa de financiamiento y aseguramiento al medio rural**	**2,965.4**
	Ramo 06 Hacienda y Crédito Público	**2,965.4**
	AGROASEMEX	1,509.5
	FINANCIERA RURAL	629.0
	BANSEFI	380.0
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	125.0
	FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	321.9
Competitividad	**2. Programa de Apoyo a la Inversión en Equipamiento e Infraestructura**	**16,926.7**
	Ramo 10 Economía	**2,882.6**
	Competitividad en logística y centrales de abasto	68.7
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	197.5
	Programa de Fomento a la Economía Social	2,571.7
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	44.6
	Ramo 15 Reforma Agraria	**2,047.2**
	Fondo de Apoyo para Proyectos Productivos (FAPPA)	947.1
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	1,100.0
	Ramo 21 Turismo	**147.0**
	Ecoturismo y Turismo Rural	147.0
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**11,850.0**
	Convenios de Coordinación con Entidades Federativas	**3,755.0**
	Programas Estrategicos	**8,095.0**
	Agricultura Protegida	450.0
	Desarrollo de Zonas Áridas	260.0
	Desarrollo de Ramas Productivas	900.0
	Electrificación para Granjas Acuícolas	120.0
	Infraestructura Pesquera y Acuícola (incluye infraestructura para la siembra)	390.0
	Sustitución de Motores Marinos Ecológicos	300.0
	Manejo Postproducción	2,445.0
	Minería Social	50.0
	Modernización de la Flota Pesquera y Racionalización del Esfuerzo Pesquero	450.0
	Recursos Genéticos	630.0
	Tecnificación del Riego	1,600.0
	Trópico Húmedo	500.0

	3. PROCAMPO Productivo	**17,750.0**
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**17,750.0**
	PROCAMPO Productivo	14,000.0
	Diesel Agropecuario/Modernización de la maquinaria agropecuaria	2,150.0
	Diesel Marino	600.0
	Fomento productivo del café	350.0
	Gasolina Ribereña	150.0
	Insumos (semillas, fertilizantes y otros)	500.0
	4. Programa de Prevención y Manejo de Riesgos	**19,090.8**
	Ramo 15 Reforma Agraria	**498.3**
	Joven Emprendedor Rural y Fondo de Tierras	498.3
	Ramo 20 Desarrollo Social	**150.8**
	Fondo Nacional de Fomento a las Artesanías (FONART)	150.8
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**18,441.7**
	Apoyo al Ingreso Objetivo y a la Comercialización	8,700.0
	Atención a Desastres Naturales en el sector Agropecuario y Pesquero	3,950.0
	Garantías	1,350.0
	Fondo para la inducción de inversión en localidades de media, alta y muy alta marginación	200.0
	Sanidades	4,241.7
	5. Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo	**3,750.5**
	Ramo 15 Reforma Agraria	**360.0**
	Apoyo a organizaciones sociales	360.0
	Ramo 20 Desarrollo Social	**290.5**
	Coinversión Social Ramo 20	290.5
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**3,100.0**
	Apoyos para la Integración de Proyectos	695.0
	Desarrollo de Capacidades y Extensionismo Rural	1,890.0
	Capacitación Integral a Productores, jóvenes y mujeres rurales	500.0
	Desarrollo de Zonas Áridas	350.0
	Convenios Estatales (Desarrollo de capacidades y extensionismo rural)	1,040.0
	Innovación, transferencia de tecnología	515.0
	6. Programa de Desarrollo de Mercados Agropecuarios y Pesqueros e Información	**710.0**
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**710.0**
	Desarrollo de Mercados	80.0
	Planeación y prospectiva	30.0
	Promoción de exposiciones y ferias	350.0
	Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)	250.0
Medio Ambiente	**7. Programa de Sustentabilidad de los Recursos Naturales**	**14,014.4**
	Ramo 16 Medio Ambiente y Recursos Naturales	**6,648.8**
	Forestal	4,654.0
	Protección al medio ambiente en el medio rural	1,994.9
	Desarrollo Regional Sustentable	217.4
	PET (Incendios Forestales)	582.4
	PROFEPA	181.6
	Otros de Medio Ambiente	1,013.5
	Vida Silvestre	1,013.5
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,365.6**
	Bioenergía y fuentes alternativas	175.0
	Conservación y uso sustentable de suelo y agua	2,120.0
	COUSSA Otros	570.0
	Desarrollo de Zonas Áridas	450.0
	Pequeñas Obras Hidráulicas	600.0
	Otros	400.0
	Programa de perforación y equipamiento de pozos ganaderos	100.0
	Disminución del Esfuerzo Pesquero	100.0
	Inspección y Vigilancia Pesquera	100.0
	Ordenamiento Pesquero y Acuícola	30.0

	Programa Ganadero (PROGAN)	4,350.0
	Reconversión productiva	455.0
	Vinculación productiva	35.6
Educativa	**8. Programa de Educación e Investigación**	**31,114.8**
	Ramo 11 Educación Pública	**25,793.4**
	Desarrollo de Capacidades	4,819.0
	Educación Agropecuaria	5,469.8
	Oportunidades	14,126.6
	Programa Educativo Rural	500.0
	Universidad Autónoma Agraria Antonio Narro	878.0
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,321.4**
	Colegio de Postgraduados	1,054.2
	CSAEGRO	92.1
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,323.3
	Instituto Nacional de Pesca (INAPESCA)	663.1
	Universidad Autónoma Chapingo	2,188.7
Laboral	**9. Programa de mejoramiento de condiciones laborales en el medio rural**	**2,178.5**
	Ramo 14 Trabajo y Previsión Social	**100.0**
	Trabajadores Agrícolas Temporales	100.0
	Ramo 20 Desarrollo Social	**1,233.6**
	PET	1,233.6
	Ramo 09 Comunicaciones y Transportes	**844.8**
	PET	844.8
Social	**10. Programa de atención a la pobreza en el medio rural**	**50,562.4**
	Ramo 20 Desarrollo Social	**40,123.3**
	Atención a la población	40,123.3
	Pensión para Adultos Mayores	24,742.3
	Jornaleros Agrícolas	287.3
	Oportunidades	6,668.2
	Programa para el Desarrollo de Zonas Prioritarias	6,272.7
	Vivienda Rural (Incluye "tu casa" -rural-)	2,152.8
	Ramo 05 Relaciones Exteriores	**75.0**
	Atención a migrantes	75.0
	Ramo 06 Hacienda y Crédito Público	**10,364.1**
	Atención a Indígenas (CDI)	10,364.1
	11. Programa de Derecho a la Alimentación	**37,190.0**
	Ramo 20 Desarrollo Social	**32,520.0**
	Oportunidades	26,672.7
	Programa Alimentario	3,988.5
	Programa de Abasto Rural a cargo de Diconsa S. A. de C. V	1,858.9
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**4,670.0**
	PROMAF	770.0
	PESA	3,000.0
	Agricultura de Autoconsumo, apoyo a pequeños productores de hasta 3 ha	500.0
	Modernización Sustentable de la Agricultura Tradicional	400.0
Infraestructura	**12. Programa de infraestructura en el medio rural**	**63,144.8**
	Ramo 16 Medio Ambiente y Recursos Naturales	**9,718.0**
	IMTA	270.9
	Infraestructura Hidroagrícola	8,610.8
	Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	100.0
	Programas Hidráulicos	736.2
	Ramo 23 Provisiones Salariales y Económicas	**300.0**
	Fondo para el desarrollo rural sustentable	300.0
	Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios	**37,838.5**
	Ramo 09 Comunicaciones y Transportes	**15,288.3**
	Infraestructura	15,288.3

	Caminos Rurales	15,288.3
Salud	**13. Programa de atención a las condiciones de salud en el medio rural**	**44,243.5**
	Ramo 12 Salud	**35,093.5**
	Salud en población rural	35,093.5
	Desarrollo de Capacidades	795.9
	Sistema de Protección Social en Salud (SPSS)	34,297.5
	Oportunidades	4,829.9
	Seguro Médico Siglo XXI	1,891.6
	Seguro Popular	27,576.0
	Ramo 19 Aportaciones a Seguridad Social	**9,150.0**
	IMSS-Oportunidades	8,800.0
	Seguridad Social Cañeros	350.0
Agraria	**14. Programa para la atención de aspectos agrarios**	**1,441.2**
	Ramo 15 Reforma Agraria	**1,441.2**
	Atención de aspectos agrarios	1,441.2
	Archivo General Agrario	359.9
	Conflictos Agrarios y Obligaciones Jurídicas	656.3
	Fondo de Apoyo para los Núcleos Agrarios sin Regularizar (FANAR)	425.0
Administrativa	**15. Gasto Administrativo**	**8,707.0**
	Ramo 15 Reforma Agraria	**1,521.2**
	Dependencia	535.6
	Procuraduría Agraria	634.7
	Registro Agrario Nacional	350.9
	Ramo 31 Tribunales Agrarios	**992.0**
	Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**6,193.8**
	ASERCA	297.2
	Comité Nal. para el Desarrollo Sustentable de la Caña de Azúcar	36.1
	CONAPESCA	417.9
	CONAZA	57.5
	Dependencia	3,910.0
	FEESA	8.8
	FIRCO	281.5
	INCA RURAL	29.9
	SENASICA (Incluye obra pública de inspección)	974.4
	SIAP	125.7
	SNICS	54.8

ANEXO 10.1. DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Acciones en concurrencia	Desarrollo de Capacidades y Extensionismo Rural	Sistemas Producto	COUSSA	PESA	SNIDRUS	Sanidades
Aguascalientes	48.9	13.7	9.8	7.5	0.0	1.4	17.7
Baja California	62.9	17.7	0.9	9.7	0.0	2.0	24.0
Baja California Sur	35.1	9.8	0.3	5.3	0.0	1.5	22.1
Campeche	64.5	18.0	0.8	9.9	51.9	2.0	42.4
Coahuila	130.5	24.3	0.3	13.3	0.0	0.0	39.3
Colima	40.8	11.4	1.4	6.3	0.0	1.5	20.0
Chiapas	232.5	65.2	4.1	35.7	426.7	6.5	84.9
Chihuahua	121.8	34.2	1.8	18.7	117.7	3.2	58.0
Distrito Federal	28.7	8.2	1.1	4.5	0.0	2.9	2.9
Durango	97.2	27.2	1.1	14.9	121.4	3.3	44.3
Guanajuato	162.2	45.5	1.3	24.9	12.0	3.4	52.7
Guerrero	148.9	41.5	0.0	23.0	452.3	4.2	51.7
Hidalgo	130.5	36.3	1.1	20.2	232.0	3.1	40.2
Jalisco	181.4	51.6	1.5	27.5	19.6	7.0	84.8
México	160.6	44.6	3.3	24.8	126.4	6.2	36.2
Michoacán	166.1	46.6	3.9	25.5	116.6	5.0	92.9
Morelos	79.0	22.1	0.3	12.1	75.4	1.4	27.6
Nayarit	78.3	21.9	2.4	12.0	46.0	2.5	50.8
Nuevo León	72.6	20.4	0.3	11.2	0.0	2.0	39.4
Oaxaca	213.7	59.9	8.3	32.7	430.7	4.0	37.5

Puebla	167.0	46.8	5.1	25.6	230.7	3.7	52.8
Querétaro	74.6	20.9	0.3	11.4	0.0	1.7	20.9
Quintana Roo	43.9	12.3	0.9	6.7	0.0	1.2	21.4
San Luis Potosí	98.1	27.4	2.0	15.0	120.4	3.4	44.3
Sinaloa	157.7	44.1	0.9	24.3	0.0	3.3	180.3
Sonora	156.5	43.8	1.4	24.0	0.0	3.8	72.5
Tabasco	106.6	29.9	2.0	16.4	16.1	5.7	45.4
Tamaulipas	129.4	36.3	7.1	19.9	0.0	4.0	64.7
Tlaxcala	54.1	15.2	0.3	8.4	40.7	1.4	10.5
Veracruz	262.3	73.5	10.2	40.3	229.4	5.6	83.6
Yucatán	107.0	30.0	0.0	16.5	15.4	0.0	38.5
Zacatecas	141.6	39.7	1.4	21.8	118.6	3.1	34.9
TOTAL	**3,755.0**	**1,040.0**	**75.2**	**570.0**	**3,000.0**	**100.0**	**1,539.0**

ANEXO 11. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable	Recursos Fiscales			Recursos Propios	Monto Total
		Proyecto	Ampliaciones	Aprobado		
TOTAL		**57,888,405,814**	**0**	**57,888,405,814**	**12,506,728,084**	**70,395,133,898**
04 Gobernación		**89,372,696**	**0**	**89,372,696**	**0**	**89,372,696**
	Centro Nacional de Prevención de Desastres	89,372,696		89,372,696	0	89,372,696
05 Relaciones Exteriores		**5,062,580**	**0**	**5,062,580**	**0**	**5,062,580**
	Dirección General de Cooperación Técnica y Científica	0		0	0	0
	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,062,580		5,062,580	0	5,062,580
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**3,173,195,379**	**0**	**3,173,195,379**	**379,739,364**	**3,552,934,743**
	Dirección General de Vinculación y Desarrollo Tecnológico	236,334,100		236,334,100	0	236,334,100
	Universidad Autónoma Chapingo	118,176,350		118,176,350	0	118,176,350
	Instituto Nacional de Pesca	524,987,258		524,987,258	10,739,364	535,726,622
	Colegio de Postgraduados	976,458,706		976,458,706	11,000,000	987,458,706
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,317,238,965		1,317,238,965	358,000,000	1,675,238,965
09 Comunicaciones y Transportes		**198,321,122**	**0**	**198,321,122**	**0**	**198,321,122**
	Coordinación de la Sociedad de la Información y el Conocimiento	0		0	0	0
	Instituto Mexicano del Transporte	143,863,472		143,863,472	0	143,863,472
	Agencia Espacial Mexicana	54,457,650		54,457,650	0	54,457,650
10 Economía		**1,426,353,736**	**0**	**1,426,353,736**	**223,973,413**	**1,650,327,149**
	Dirección General de Capacitación e Innovación Tecnológica	101,543,591		101,543,591	0	101,543,591
	Dirección General de Comercio Interior y Economía Digital	993,791,875		993,791,875	0	993,791,875
	Subsecretaría de Comercio Exterior	0		0	0	0
	Dirección General de Industrias Básicas	2,500,000		2,500,000	0	2,500,000
	Centro Nacional de Metrología	298,339,219		298,339,219	70,669,170	369,008,389
	Instituto Mexicano de la Propiedad Industrial	0		0	135,013,013	135,013,013
	Servicio Geológico Mexicano	30,179,051		30,179,051	18,291,230	48,470,281
11 Educación Pública		**16,299,202,085**	**0**	**16,299,202,085**	**1,522,982,115**	**17,822,184,200**
	Dirección General de Desarrollo de la Gestión e Innovación Educativa	2,619,194		2,619,194	0	2,619,194
	Subsecretaría de Educación Superior	73,269,708		73,269,708	0	73,269,708
	Dirección General de Educación Superior Universitaria	1,079,758,912		1,079,758,912	0	1,079,758,912
	Dirección General de Educación Superior Tecnológica	190,210,816		190,210,816	0	190,210,816
	Subsecretaría de Educación Media Superior	7,276,975		7,276,975	0	7,276,975
	Dirección General de Educación Tecnológica Industrial	1,621,310		1,621,310	0	1,621,310
	Universidad Pedagógica Nacional	42,669,162		42,669,162	0	42,669,162
	Universidad Autónoma Metropolitana	1,723,015,654		1,723,015,654	0	1,723,015,654
	Universidad Nacional Autónoma de México	8,698,958,700		8,698,958,700	537,953,276	9,236,911,976
	Instituto Politécnico Nacional	1,334,916,427		1,334,916,427	0	1,334,916,427
	Instituto Nacional de Antropología e	209,402,304		209,402,304	0	209,402,304

	Historia					
	Centro de Enseñanza Técnica Industrial	5,577,459		5,577,459	40,000	5,617,459
	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,149,930,492		2,149,930,492	811,324,100	2,961,254,592
	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	100,197,562		100,197,562	62,881,357	163,078,919
	El Colegio de México, A.C.	534,005,958		534,005,958	108,443,062	642,449,020
	Patronato de Obras e Instalaciones del Instituto Politécnico Nacional	3,000,000		3,000,000	0	3,000,000
	Universidad Autónoma Agraria Antonio Narro	142,771,452		142,771,452	2,340,320	145,111,772
12 Salud		**5,423,396,631**	**0**	**5,423,396,631**	**695,045,839**	**6,118,442,470**
	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	48,986,161		48,986,161	0	48,986,161
	Dirección General de Calidad y Educación en Salud	2,820,210,539		2,820,210,539	0	2,820,210,539
	Centro Regional de Alta Especialidad de Chiapas	4,826,715		4,826,715	33,308,191	38,134,906
	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	157,516,544		157,516,544	10,147,948	167,664,492
	Centros de Integración Juvenil, A.C.	24,676,388		24,676,388	65,932	24,742,320
	Servicios de Atención Psiquiátrica	390,000		390,000	0	390,000
	Hospital Juárez de México	52,468,944		52,468,944	0	52,468,944
	Hospital General "Dr. Manuel Gea González"	79,331,501		79,331,501	2,000,000	81,331,501
	Hospital General de México	30,544,832		30,544,832	38,296,770	68,841,602
	Hospital Infantil de México Federico Gómez	160,672,793		160,672,793	1,058,405	161,731,198
	Hospital Regional de Alta Especialidad del Bajío	15,175,714		15,175,714	150,000	15,325,714
	Hospital Regional de Alta Especialidad de Oaxaca	7,439,470		7,439,470	10,000	7,449,470
	Hospital Regional de Alta Especialidad de la Península de Yucatán	8,246,918		8,246,918	0	8,246,918
	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	2,919,835		2,919,835	663,000	3,582,835
	Instituto Nacional de Cancerología	85,017,093		95,017,093	196,105,995	291,123,088
	Instituto Nacional de Cardiología Ignacio Chávez	134,410,762		134,410,762	23,433,664	157,844,426
	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	187,836,625		187,836,625	32,609,569	220,446,194
	Instituto Nacional de Geriatría	23,965,694		23,965,694	2,940,000	26,905,694
	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	264,897,683		264,897,683	99,281,531	364,179,214
	Instituto Nacional de Medicina Genómica	171,944,802		171,944,802	5,872,000	177,816,802
	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	134,043,371		134,043,371	14,549,730	148,593,101
	Instituto Nacional de Pediatría	196,570,386		196,570,386	0	196,570,386
	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	209,464,923		199,464,923	31,718,379	231,183,302
	Instituto Nacional de Rehabilitación	120,853,597		120,853,597	4,461,794	125,315,391
	Instituto Nacional de Salud Pública	366,615,055		366,615,055	173,714,681	540,329,736
	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	0		0	24,658,250	24,658,250
	Sistema Nacional para el Desarrollo Integral de la Familia	114,370,286		114,370,286	0	114,370,286
13 Marina		**15,000,000**	**0**	**15,000,000**	**0**	**15,000,000**
	Dirección General de Investigación y Desarrollo	15,000,000		15,000,000	0	15,000,000
16 Medio Ambiente y Recursos Naturales		**549,355,188**	**0**	**549,355,188**	**231,500,000**	**780,855,188**
	Comisión Nacional del Agua	5,000,000		5,000,000	0	5,000,000
	Instituto Nacional de Ecología	0		0	0	0
	Comisión Nacional Forestal	5,000,000		5,000,000	0	5,000,000
	Instituto Mexicano de Tecnología del Agua	267,072,891		267,072,891	231,500,000	498,572,891
	Instituto Nacional de Ecología y Cambio Climático	272,282,297		272,282,297	0	272,282,297
17 Procuraduría General de la República		**59,154,054**	**0**	**59,154,054**	**0**	**59,154,054**
	Instituto Nacional de Ciencias Penales	59,154,054		59,154,054	0	59,154,054
18 Energía		**695,066,713**	**0**	**695,066,713**	**6,016,179,058**	**6,711,245,771**
	Instituto de Investigaciones	172,482,362		172,482,362	740,116,687	912,599,049

Eléctricas					
Instituto Mexicano del Petróleo	0		0	5,072,695,273	5,072,695,273
Instituto Nacional de Investigaciones Nucleares	522,584,351		522,584,351	203,367,098	725,951,449
21 Turismo	**27,070,223**	**0**	**27,070,223**	**0**	**27,070,223**
Centro de Estudios Superiores de Turismo	27,070,223		27,070,223	0	27,070,223
23 Provisiones Salariales y Económicas	4,517,200,000		4,517,200,000	0	4,517,200,000
Unidad de Política y Control Presupuestario	4,517,200,000		4,517,200,000	0	4,517,200,000
38 Consejo Nacional de Ciencia y Tecnología	**25,245,962,047**	**0**	**25,245,962,047**	**3,066,555,290**	**28,312,517,337**
Centro de Investigación en Geografía y Geomática, "Ing. Jorge L. Tamayo", A.C.	50,633,099		50,633,099	8,650,500	59,283,599
Centro de Investigación en Matemáticas, A.C.	157,259,268		157,259,268	24,600,000	181,859,268
Centro de Investigación en Materiales Avanzados, S.C.	163,426,361		163,426,361	27,000,000	190,426,361
CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	192,092,806		192,092,806	66,000,000	258,092,806
Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	129,505,327		129,505,327	50,546,093	180,051,420
Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	85,847,829		85,847,829	41,000,000	126,847,829
Centro de Investigación y Docencia Económicas, A.C.	382,733,758		382,733,758	24,000,000	406,733,758
Centro de Investigaciones Biológicas del Noroeste, S.C.	425,964,088		425,964,088	69,428,156	495,392,244
Centro de Investigación Científica de Yucatán, A.C.	208,205,657		208,205,657	17,079,622	225,285,279
Centro de Investigaciones en Optica, A.C.	147,321,574		147,321,574	23,935,290	171,256,864
Centro de Investigación en Química Aplicada	145,962,549		145,962,549	32,000,000	177,962,549
Centro de Investigaciones y Estudios Superiores en Antropología Social	238,962,183		238,962,183	4,191,930	243,154,113
Consejo Nacional de Ciencia y Tecnología	20,138,658,421		20,138,658,421	2,000,000	20,140,658,421
CIATEQ, A.C. Centro de Tecnología Avanzada	170,308,467		170,308,467	450,000,000	620,308,467
Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	0		0	963,476,565	963,476,565
El Colegio de la Frontera Norte, A.C.	237,876,070		237,876,070	35,795,222	273,671,292
El Colegio de la Frontera Sur	298,204,244		298,204,244	98,825,198	397,029,442
El Colegio de Michoacán, A.C.	112,615,829		112,615,829	3,222,300	115,838,129
El Colegio de San Luis, A.C.	93,946,840		93,946,840	4,682,984	98,629,824
Fondo de Información y Documentación para la Industria	0		0	583,651,589	583,651,589
Fondo para el Desarrollo de Recursos Humanos	70,624,333		70,624,333	86,941,707	157,566,040
Instituto de Ecología, A.C.	233,223,136		233,223,136	45,208,000	278,431,136
Instituto de Investigaciones "Dr. José María Luis Mora"	139,821,215		139,821,215	5,108,820	144,930,035
Instituto Nacional de Astrofísica, Optica y Electrónica	325,571,826		325,571,826	45,000,000	370,571,826
Instituto Potosino de Investigación Científica y Tecnológica, A.C.	125,562,199		125,562,199	40,000,000	165,562,199
Centro de Ingeniería y Desarrollo Industrial	188,643,470		188,643,470	217,139,990	405,783,460
Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	500,188,430		500,188,430	49,520,778	549,709,208
Centro de Investigación en Alimentación y Desarrollo, A.C.	282,803,068		282,803,068	47,550,546	330,353,614
50 Instituto Mexicano del Seguro Social	**164,693,360**	**0**	**164,693,360**	**281,152,193**	**445,845,553**
Instituto Mexicano del Seguro Social	164,693,360		164,693,360	281,152,193	445,845,553
51 Instituto de Seguridad Social para los Trabajadores del Estado	**0**	**0**	**0**	**89,600,812**	**89,600,812**
Instituto de Seguridad Social para los Trabajadores del Estado	0		0	89,600,812	89,600,812

ANEXO 12. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Programa Presupuestario	MONTO
TOTAL		18,760,618,532

04 Gobernación		**197,734,233**
	Promover la atención y prevención de la violencia contra las mujeres	121,634,233
	Planeación demográfica del país	2,600,000
	Desarrollo y aplicación de programas y políticas en materia de prevención social del delito y promoción de la participación ciudadana	64,000,000
	Promover la prevención, protección y atención en materia de trata de personas	8,000,000
	Mecanismos de protección a periodistas y defensoras y defensores de derechos humanos	1,500,000
05 Relaciones Exteriores		**10,985,000**
	Protección y asistencia consular	10,000,000
	Foros, publicaciones y actividades en materia de equidad de género	985,000
06 Hacienda y Crédito Público		**3,698,438,364**
	Atención Integral a Víctimas y Ofendidos de Delitos de Alto Impacto	5,929,800
	Atención Integral a Familiares de Personas Desaparecidas o No Localizadas	1,684,919
	Proyectos de inmuebles (oficinas administrativas)	19,300,000
	Actividades de apoyo administrativo	15,808,965
	Actividades de apoyo a la función pública y buen gobierno	7,521,394
	Promoción y coordinación de las acciones para la equidad de género	413,708,286
	Fortalecimiento a la Transversalidad de la Prespectiva de Género 1/	342,800,000
	Programa de esquema de financiamiento y subsidio federal para vivienda	2,315,000,000
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	443,885,000
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)	10,000,000
	Acciones para la igualdad de género con población indígena	122,800,000
07 Defensa Nacional		**104,000,000**
	Programa de igualdad entre mujeres y hombres SDN	104,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**449,308,202**
	Registro, Control y Seguimiento de los Programas Presupuestarios	4,308,202
	Programa de Prevención y Manejo de Riesgos	250,000,000
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural	145,000,000
	Programa de Sustentabilidad de los Recursos Naturales	50,000,000
09 Comunicaciones y Transportes		**5,500,000**
	Definición y conducción de la política de comunicaciones y transportes	5,500,000
10 Economía		**1,240,541,090**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	197,532,182
	Programa de Fomento a la Economía Social (FONAES)	524,561,843
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)	199,621,405
	Programa Nacional de Financiamiento al Microempresario	118,825,660
	Fondo Emprendedor	200,000,000
11 Educación Pública		**708,428,604**
	Impulso al desarrollo de la cultura	20,000,000
	Generación y articulación de políticas públicas integrales de juventud	1,000,000
	Diseño y aplicación de políticas de equidad de género	76,395,035
	Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	130,000,000
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	223,226,902
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio	183,059,264
	Sistema Mexicano del Deporte de Alto Rendimiento	48,000,000
	Programa Integral de Fortalecimiento Institucional	20,753,403
	Programa de becas	5,994,000
12 Salud 2/		**4,293,727,512**
	Formación y desarrollo profesional de recursos humanos especializados para la salud 3/	57,189,400
	Capacitación técnica y gerencial de recursos humanos para la salud	1,004,962
	Investigación y desarrollo tecnológico en salud 3/	157,475,523
	Prestación de servicios en los diferentes niveles de atención a la salud	1,081,302,328
	Prevención y atención contra las adicciones	5,000,000
	Reducción de enfermedades prevenibles por vacunación	130,000,000
	Actividades de apoyo administrativo	37,906,718
	Actividades de apoyo a la función pública y buen gobierno	4,417,840
	Calidad en Salud e Innovación	15,437,449
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	2,516,548
	Prevención y atención de VIH/SIDA y otras ITS 4/	229,442,255
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud 5/	1,245,934,180
	Programa de Atención a Familias y Población Vulnerable	281,144,349
	Programa de estancias infantiles para apoyar a madres trabajadoras	276,007,253
	Reducción de la mortalidad materna	500,000,000
	Prevención contra la obesidad	268,948,707
13 Marina		**45,467,820**
	Administración y fomento de la educación naval	3,000,000
	Proyectos de infraestructura social de asistencia y seguridad social	42,467,820
14 Trabajo y Previsión Social		**43,458,132**

	Procuración de justicia laboral	24,681,712
	Fomento de la equidad de género y la no discriminación en el mercado laboral	18,776,420
15 Reforma Agraria		**1,478,876,500**
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	1,100,025,000
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	378,851,500
16 Medio Ambiente y Recursos Naturales		**319,190,906**
	Regulación Ambiental	8,615,986
	Planeación, Dirección y Evaluación Ambiental	35,244,000
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	75,600,000
	Programa de Empleo Temporal (PET)	199,730,920
17 Procuraduría General de la República 6/		**121,992,228**
	Investigar y perseguir los delitos del orden federal	95,733,879
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	10,350,000
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	15,908,349
18 Energía		**534,000**
	Promoción en materia de aprovechamiento sustentable de la energía	150,000
	Regulación y supervisión del otorgamiento de permisos y la administración de estos, en materia de electricidad, gas natural y gas licuado de petróleo	54,000
	Regulación y supervisión de la seguridad nuclear, radiológica y física de las instalaciones nucleares y radiológicas	240,000
	Actividades de apoyo administrativo	80,000
	Conducción de la política energética	10,000
19 Aportaciones a Seguridad Social		**650,000**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	650,000
20 Desarrollo Social		**5,900,467,597**
	Programa Habitat	619,506,345
	Programa de Vivienda Digna	674,043,310
	Programa de Coinversión Social	62,200,000
	Programa de Vivienda Rural	200,371,350
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	258,412,991
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,547,588,370
	Rescate de espacios públicos	138,345,231
	Seguro de Vida para Jefas de Familia	400,000,000
21 Turismo		**7,331,260**
	Actividades de apoyo administrativo	631,260
	Establecer y conducir la política de turismo	5,000
	Apoyo a la competitividad de las empresas y prestadores de servicios turísticos	6,695,000
22 Instituto Federal Electoral		**9,000,000**
	Gestión administrativa	2,000,000
	Organización del servicio profesional electoral	1,430,000
	Capacitación y educación para el ejercicio democrático de la ciudadanía	4,000,000
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	1,270,000
	Vinculación con la sociedad	300,000
35 Comisión Nacional de los Derechos Humanos		**17,773,718**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Asuntos de la mujer y de Igualdad entre mujeres y hombres	17,773,718
36 Seguridad Pública		**3,654,557**
	Fomento de la cultura de la participación ciudadana en la prevención del delito en el marco de la Equidad y Género (Cumplimiento a la LGAMVLV)	3,654,557
38 Consejo Nacional de Ciencia y Tecnología		**60,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	60,000,000
40 INEGI		**43,558,810**
	Producción y difusión de información estadística y geográfica de interés nacional	43,558,810
18 Energía 7/		**2,086,111**
	Operación comercial de la Red de Fibra Óptica y apoyo tecnológico a los procesos productivos en control de calidad, sistemas informáticos y de telecomunicaciones	311,111
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	605,000
	Actividades de apoyo administrativo	1,005,000
	Actividades de apoyo a la función pública y buen gobierno	165,000
GYR IMSS 7/		**13,895,013,123**
	Servicios de guardería	8,697,652,628
	Atención a la salud reproductiva	5,197,360,495
GYN ISSSTE 7/		**198,676,321**
	Control del Estado de Salud de la Embarazada	169,106,501
	Equidad de Género	29,569,820

1/ Se incluyen recursos por 100.0 millones de pesos para el Programa Fortalecimiento a las Políticas Municipales de Igualdad y Equidad entre Mujeres y Hombres (FODEIMM).

2/ Se reasignan recursos por 50 millones de pesos dentro del Programa Presupuestario P016, de la Unidad Responsable K00 a la Unidad Responsable NCD; y por 68 millones de pesos dentro del Programa Presupuestario P017, de la Unidad Responsable L00 a las Unidades Responsables M7F por 5.0 millones de pesos, NBV por 55.0 millones de pesos, NDE por 7.0 millones de pesos, y NCG por 1.0 millón de pesos.

3/ Se reasignan recursos por 5.0 millones de pesos de la Unidad Responsable NDE a NBV.

4/ Los recursos del programa se distribuyen de la siguiente manera: 70.9 millones de pesos a la Unidad Responsable NCD; 79.8 millones de pesos a la Unidad Responsable K00, 1.5 millones de pesos a la Unidad Responsable NCG , y 77.2 millones de pesos para la Unidad Resonsable NDE.

5/ Los recursos del programa se distribuyen de la siguiente manera: 1,160.1 millones de pesos para la Unidad Responsable L00, 5.1 millones de pesos para la Unidad Responsable M7F, 58.5 millones de pesos para la Unidad Responsable NBV, 21.2 millones de pesos para la Unidad Responsable NDE, y 1.0 millón de pesos para la Unidad Responsable NCG.

6/ Se reasignan recursos por 13.7 millones de pesos del Programa Presupuestario E003, Unidad Responsable 400, al Programa Presupuestario E009, Unidad Responsable 601.

7/ El presupuesto no se suma en el total por ser recursos propios.

ANEXO 13. RECURSOS PARA ATENCIÓN A GRUPOS VULNERABLES (pesos)

Ramo	Programa Presupuestario	MONTO
TOTAL		**34,503,248,713**
04 Gobernación		**127,756,675**
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	127,756,675
05 Relaciones Exteriores		**175,696,862**
	Protección y asistencia consular	175,696,862
11 Educación Pública		**1,497,969,642**
	Generación y articulación de políticas públicas integrales de juventud	377,742,740
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	223,226,902
	Programa de Escuela Segura	340,000,000
	Atención educativa a grupos en situación vulnerable	227,000,000
	Educación para personas con discapacidad	330,000,000
12 Salud		**3,853,701,319**
	Dignificación, conservación y mantenimiento de la infraestructura y equipamiento en salud	500,000,000
	Formación y desarrollo profesional de recursos humanos especializados para la salud	108,651,772
	Prestación de servicios en los diferentes niveles de atención a la salud	306,058,781
	Asistencia social y protección del paciente	600,681,947
	Prevención y atención de VIH/SIDA y otras ITS	323,001,346
	Programas de Atención a Familias y Población Vulnerable	267,087,132
	Programa de estancias infantiles para apoyar a madres trabajadoras	262,206,890
	Programas de Atención a Personas con Discapacidad	250,494,080
	Programas para la Protección y Desarrollo Integral de la Infancia	171,381,121
	Instituto Nacional de Rehabilitación	1,043,642,810
	Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad	20,495,441
14 Trabajo y Previsión Social		**29,130,629**
	Fomento de la equidad de género y la no discriminación en el mercado laboral	29,130,629
20 Desarrollo Social		**28,292,935,955**
	Servicios a grupos con necesidades especiales	273,002,554
	Pensión para Adultos Mayores	23,772,297,990
	Programa de Vivienda Digna	37,679,440
	Programa de Atención a Jornaleros Agrícolas	274,084,420
	Programa de Coinversión Social	289,678,786
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,246,192,765
	Seguro de Vida para Jefas de Familia	400,000,000
23 Previsiones Salariales y Económicas		**500,000,000**
	Fondo de Accesibilidad en el Transporte Público para las Personas con Discapacidad	500,000,000
35 Comisión Nacional de los Derechos Humanos		**4,512,313**
	Atender asuntos relativos a la aplicación del Mecanismo Nacional de Promoción, Protección y Supervisión de la Convención sobre los Derechos de las Personas con Discapacidad	4,512,313
51 ISSSTE		**21,545,318**
	Atención a Personas con Discapacidad	21,545,318

ANEXO 14. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo	MONTO

Total	**15,071,272,504**
4 Gobernación	**2,365,634**
8 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**175,000,000**
12 Salud	**30,000,000**
16 Medio Ambiente y Recursos Naturales	**3,300,000**
Procuraduría Federal de Protección al Ambiente	3,300,000
18 Energía	**14,860,606,870**
Secretaría de Energía	300,000,000
Comisión Federal de Electricidad *	12,180,584,609
Pemex-Refinación	2,296,428,524
Instituto de Investigaciones Eléctricas	350,000
Comisión Nacional para el Uso Eficiente de la Energía	83,243,737

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

ANEXO 15. RECURSOS PARA LA MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo		Programa Presupuestario	PEF 2013
	Total		**34,514,794,262**
4	**Gobernación**		**202,098,298**
	N001	Coordinación del Sistema Nacional de Protección Civil	202,098,298
6	**Hacienda y Crédito Público**		**46,200,000**
	U008	Manejo y Conservación de Recursos Naturales en Zonas Indígenas	46,200,000
8	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**		**10,730,000,000**
	S232	Programa de Prevención y Manejo de Riesgos	2,500,000,000
	S234	Programa de Sustentabilidad de los Recursos Naturales	8,230,000,000
9	**Comunicaciones y Transportes**		**1,068,600,000**
	K035	Reconstrucción de carreteras	1,068,600,000
12	**Salud**		**634,173,187**
	U009	Vigilancia epidemiológica	634,173,187
13	**Marina**		**200,819,326**
	A002	Seguridad a la Navegación y Protección al Medio Ambiente Marino	200,819,326
16	**Medio Ambiente y Recursos Naturales**		**11,483,927,182**
	E009	Investigación científica y tecnológica	515,186,915
	E014	ProÁrbol.- Capacitación Ambiental y Desarrollo Sustentable	2,101,714,010
	G013	Consolidar el Sistema Nacional de Áreas Naturales Protegidas	253,185,840
	K134	Programas Hídricos Integrales.	1,481,870,889
	K138	Programa de Inversión en Infraestructura Social y de Protección Ambiental	551,507,623
	M001	Actividades de apoyo administrativo	8,432,389
	N001	Programa para atender desastres naturales	193,032,700
	O001	Actividades de apoyo a la función pública y buen gobierno	2,030,534
	P002	Planeación, Dirección y Evaluación Ambiental	1,014,192
	S046	Programa de Conservación para el Desarrollo Sostenible (PROCODES) (incluye acciones de mitigación)	217,364,998
	S218	Programa de Tratamiento de Aguas Residuales	2,785,902,986
	U012	Prevención y gestión integral de residuos	550,355,521
	U020	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre	162,106,585
	U024	Programa de Vigilancia Comunitaria en Áreas Naturales Protegidas y Zonas de Influencia	20,700,000
	U025	Programa de Recuperación y Repoblación de Especies en Peligro de Extinción	109,522,000
	U036	ProÁrbol.-Desarrollo Forestal	2,530,000,000
18	**Energía**		**688,187,998**
	E009	Gestión e implementación en aprovechamiento sustentable de la energía	27,745,000
	F012	Promoción en materia de aprovechamiento sustentable de la energía	23,245,151
	G007	Supervisar el aprovechamiento sustentable de la energía	12,681,256
	M001	Actividades de apoyo administrativo	4,838,840
	P001	Conducción de la política energética	208,437,426

	P002	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	90,195,326
	P008	Seguimiento y evaluación de políticas públicas en aprovechamiento sustentable de la energía	21,044,999
	R003	Fondo para la Transición Energética y Aprovechamiento Sustentable de Energía	300,000,000
20	**Desarrollo Social**		**49,769,060**
	S237	Programa Prevención de Riesgos en los Asentamientos Humanos	49,769,060
21	**Turismo**		**655,000**
	P001	Establecer y conducir la política de turismo	655,000
23	**Provisiones Salariales y Económicas**		**5,830,807,975**
	N001	Fondo de Desastres Naturales (FONDEN)	5,507,887,975
	N002	Fondo de Prevención de Desastres Naturales (FOPREDEN)	322,920,000
38	**Consejo Nacional de Ciencia y Tecnología**		**150,000**
	F002	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	150,000
TZZ	**Petróleos Mexicanos**		**3,533,988,992**
	E012	Actividades destinadas a la operación y mantenimiento de la infraestructura básica en ecología	3,533,988,992
TOQ	**Comisión Federal de Electricidad**		**45,417,244**
	F571	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	45,417,244

ANEXO 16. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

			Monto
Total			**142,309,658,806**
06	**Hacienda y Crédito Público**		**201,097,000**
		Programas Albergues Escolares Indígenas (PAEI)	201,097,000
11	**Educación Pública**		**138,698,221,025**
	Básica		**330,133,752**
		Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	130,000,000
		Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	200,133,752
	Educación Media Superior		**55,844,091,465**
		Prestación de servicios de educación media superior	6,368,088,400
		Prestación de servicios de educación técnica	23,737,049,790
		Generación y articulación de políticas públicas integrales de juventud	129,375,000
		Programa Educativo Rural	350,000,000
		Subsidios federales para organismos descentralizados estatales	18,253,649,242
		Programa de becas	4,005,929,032
		Expansión de la oferta educativa en Educación Media Superior	1,800,000,001
		Fondo concursable de la inversión en infraestructura para Educación Media Superior	1,200,000,000
	Educación Superior		**81,242,791,251**
		Prestación de servicios de educación superior y posgrado	34,259,004,400
		Universidad virtual	279,216,004
		Programa Nacional de Becas y Financiamiento (PRONABES)	3,250,413,542
		Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas	141,368,545
		Subsidios federales para organismos descentralizados estatales	40,211,058,016
		Atención educativa a grupos en situación vulnerable	227,000,000
		Programa de becas	2,485,660,744
		Educación para personas con discapacidad	180,000,000
		Sistema Nacional de Educación a Distancia	43,470,000
		Fondo para la consolidación de las Universidades Interculturales	72,450,000
		Fondo de apoyo para la calidad de los Institutos Tecnológicos (descentralizados) Equipamiento e Infraestructura: talleres y laboratorios	93,150,000

	Posgrado		**940,406,714**
		Subsidios federales para organismos descentralizados estatales	766,511,379
		Programa de becas	153,895,335
		Becas para Posgrado Fulbright - Robles	20,000,000
	Instituto Mexicano de la Juventud		**340,797,843**
12	**Salud**		**278,016,213**
		Prevención y Atención contra las Adicciones	252,808,375
		Prevención y atención de VIH/SIDA y otras ITS	25,207,839
15	**Reforma Agraria**		**498,300,000**
		Joven Emprendedor Rural y Fondo de Tierras	498,300,000
16	**Medio Ambiente y Recursos Naturales**		**815,872**
		Regulación Ambiental	455,872
		Planeación, Dirección y Evaluación Ambiental	360,000
20	**Desarrollo Social**		**311,751,461**
		Programa de Vivienda Digna	279,106,961
		Programa de Vivienda Rural	32,644,500
25	**Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos**		**803,827,970**
		Prestación de servicios de educación normal en el D.F.	803,827,970
Instituto Mexicano del Seguro Social			**1,517,629,265**
		Atención a la salud reproductiva	1,517,629,265

ANEXO 17. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES

Ramo	Programa Presupuestario	MONTO
TOTAL		**598,929,944,322**
06 Hacienda y Crédito Público		**862,636,500**
	Programas Albergues Escolares Indígenas (PAEI)[1/]	862,636,500
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**649,962,091**
	Desarrollo y aplicación de programas educativos a nivel medio superior	649,962,091
11 Educación Pública		**103,514,746,788**
	Acciones compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica	1,756,044,401
	Apoyo para operar el Consejo Nacional de Educación para la Vida y el Trabajo (INEA)	13,876,646
	Atención a la Demanda de Educación para Adultos (INEA)	332,804,736
	Construcción y equipamiento de espacios educativos, culturales y deportivos	33,075,104
	Cultura Física	208,350,000
	Diseño y aplicación de la política educativa	74,323,574
	Diseño y aplicación de políticas de equidad de género	22,918,511
	Escuelas Dignas	2,830,000,000
	Escuela siempre abierta a la comunidad	140,000,000
	Evaluaciones confiables de la calidad educativa y difusión oportuna de sus resultados	563,766,644
	Fondo concursable de la inversión en infraestructura para Educación Media Superior	1,200,000,000
	Formación de docentes de la educación media superior	255,153,603
	Formación y certificación para el trabajo	970,854,823
	Fortalecimiento a las acciones asociadas a la Educación Indígena	70,000,000
	Generación y articulación de políticas públicas integrales de juventud	559,055
	Investigación científica y desarrollo tecnológico	1,621,310
	Laptops para niños que cursan 5to y 6to grado de primaria	1,000,000,000
	Mantenimiento de infraestructura	23,548,670
	Normar los servicios educativos	27,721,813
	Prestación de servicios de educación media superior	6,548,151,590
	Prestación de servicios de educación técnica	23,738,892,913
	Producción y distribución de libros de texto gratuitos	2,399,713,968
	Producción y edición de libros, materiales educativos y culturales	125,073,839
	Producción y transmisión de materiales educativos y culturales	348,490,978
	Programa Asesor Técnico Pedagógico y para la Atención Educativa a la diversidad social, lingüística y cultural	111,762,608
	Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	130,000,000

	Programa de becas	4,005,929,032
	Programa de Desarrollo Humano Oportunidades	23,869,233,157
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	223,226,902
	Programa de Educación inicial y básica para la población rural e indígena	2,692,290,508
	Programa de Escuela Segura	340,000,000
	Programa de Formación de Recursos Humanos basados en Competencias (PROFORHCOM)	1,926,044
	Programa de Fortalecimiento a la Educación Especial e Integración Educativa	100,000,000
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio	366,118,527
	Programa Educativo Rural	350,000,000
	Programa Escuelas de Calidad	2,008,893,626
	Programa Escuelas de Tiempo Completo	6,102,953,668
	Programa Nacional de Inglés en Educación Básica	797,550,920
	Programa Nacional de Lectura	30,000,000
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	200,133,752
	Promoción y fomento de libros y la lectura	114,781,109
	Proyectos de infraestructura social de educación	814,985,352
	Reforma Curricular en Educación Básica	316,370,164
	Subsidios federales para organismos descentralizados estatales	18,253,649,242
12 Salud [2/]		**38,216,002,543**
	Actividades de apoyo a la función pública y buen gobierno	11,395,770
	Actividades de apoyo administrativo	158,562,350
	Asistencia social y protección del paciente	52,203,463
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	44,464,016
	Capacitación técnica y gerencial de recursos humanos para la salud	3,838,613
	Dignificación, conservación y mantenimiento de la infraestructura y equipamiento en salud	167,954,397
	Formación y desarrollo profesional de recursos humanos especializados para la salud	166,938,826
	Investigación y desarrollo tecnológico en salud	203,322,171
	Prestación de servicios en los diferentes niveles de atención a la salud	1,814,241,220
	Prevención y atención contra las adicciones	190,303,756
	Prevención y atención de VIH/SIDA y otras ITS	5,731,679
	Programa de Atención a Familias y Población Vulnerable	67,866,836
	Programa de Atención a Personas con Discapacidad	31,641,357
	Programa de Desarrollo Humano Oportunidades	3,437,413,736
	Programa de estancias infantiles para apoyar a madres trabajadoras	262,206,890
	Programa para la Protección y el Desarrollo Integral de la Infancia	171,381,121
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	83,904,197
	Proyectos de infraestructura social de salud	66,357,500
	Reducción de enfermedades prevenibles por vacunación	1,306,800,474
	Seguro Médico Siglo XXI	2,393,454,622
	Seguro Popular	27,576,019,549
19 Aportaciones a Seguridad Social		**3,528,800,000**
	Programa IMSS-Oportunidades	3,528,800,000
20 Desarrollo Social		**41,324,073,073**
	Programa de Abasto Social de Leche a cargo de LICONSA, S.A. de C.V.	669,739,651
	Programa de adquisición de Leche Nacional a cargo de LICONSA, S. A. de C. V.	860,394,930
	Programa de Apoyo Alimentario	3,834,920,402
	Programa de Atención a Jornaleros Agrícolas	71,337,679
	Programa de Desarrollo Humano Oportunidades	32,641,487,647
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,246,192,765
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**31,497,475,219**
	Becas para la población atendida por el sector educativo	190,675,499
	Prestación de servicios de educación básica en el D.F.	30,502,971,750
	Prestación de servicios de educación normal en el D.F.	803,827,970
33 Aportaciones Federales para Entidades Federativas y Municipios		**304,095,436,823**
	FAEB	278,503,059,277
	FAETA Educación Tecnológica	1,475,210,305
	FAM Asistencia Social	6,137,697,427
	FAM Infraestructura Educativa Básica	6,004,768,408
	FASSA	11,974,701,406
35 Comisión Nacional de los Derechos Humanos		**3,165,660**
	Atender asuntos de la niñez, la familia, adolescentes y personas adultas mayores	3,165,660
50 Instituto Mexicano del Seguro Social		**71,879,899,368**
	Atención a la salud pública	1,940,699,298

	Atención a la salud reproductiva	5,197,360,495
	Atención curativa eficiente	55,660,170,649
	Prestaciones sociales eficientes	384,016,298
	Servicios de guardería	8,697,652,628
51 Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**3,357,746,257**
	Consulta Externa Especializada	445,918,145
	Consulta Externa General	1,155,055,079
	Control de Enfermedades Prevenibles por Vacunación	298,105,979
	Servicios de Estancias de Bienestar y Desarrollo Infantil	1,458,667,054

1/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

2/ Incluye al Sistema Nacional para el Desarrollo Integral de la Familia (DIF)

ANEXO 18. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Programa Presupuestario	MONTO PEF 2013
TOTAL		**118,801,561,826**
04 Gobernación		**9,621,060,891**
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	127,756,675
	Realizar, promover y coordinar la generación, producción y distribución de materiales audiovisuales	98,202,581
	Promover la atención y prevención de la violencia contra las mujeres	121,634,233
	Desarrollo y aplicación de programas y políticas en materia de prevención social del delito y promoción de la participación ciudadana	130,716,134
	Promover la prevención, protección y atención en materia de trata de personas	10,000,000
	Actividades para contribuir al desarrollo político y cívico social del país	89,785,782
	Divulgación de las acciones en materia de derechos humanos.	24,221,646
	Provisión para la creación de la Gendarmería	1,500,000,000
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal	4,559,800,000
	Otorgamiento de subsidios para la implementación de la reforma al sistema de justicia penal	458,943,840
	Programa Nacional de Prevención del Delito	2,500,000,000
06 Hacienda y Crédito Público		**425,646,710**
	Atención Integral a Familiares de Personas Desaparecidas o No Localizadas	233,707,890
	Detección y prevención de ilícitos financieros relacionados con el terrorismo y el lavado de dinero	191,938,820
07 Defensa Nacional		**4,296,162,547**
	Derechos humanos	44,079,276
	Sistema educativo militar	1,346,839,539
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	2,801,243,732
	Programa de igualdad entre mujeres y hombres SDN	104,000,000
09 Comunicaciones y Transportes		**1,316,872,805**
	Programa de Empleo Temporal (PET)	1,316,872,805
11 Educación Pública		**73,620,243,978**
	Impulso al desarrollo de la cultura	7,358,828,684
	Producción y transmisión de materiales educativos y culturales	1,304,593,891
	Promoción y fomento de libros y la lectura	114,781,109
	Construcción y equipamiento de espacios educativos, culturales y deportivos	33,075,104
	Producción y distribución de libros, materiales educativos, culturales y comerciales	288,627,650
	Atención al deporte	704,499,459
	Generación y articulación de políticas públicas integrales de juventud	377,742,740
	Apoyo para operar el Consejo Nacional de Educación para la Vida y el Trabajo (INEA)	86,729,039
	Universidad virtual	279,216,004
	Diseño, construcción, consultoría y evaluación de la infraestructura física educativa	173,805,408
	Formación y certificación para el trabajo	2,427,137,058
	Programa de Educación inicial y básica para la población rural e indígena	2,833,990,008
	Proyectos de infraestructura social de ciencia y tecnología	10,950,000
	Proyectos de infraestructura cultural	134,935,240
	Proyectos de infraestructura social de educación	1,732,460,886
	Fortalecimiento a la educación y la cultura indígena	170,729,699
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	223,226,902
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	200,133,752

	Cultura Física	694,500,000
	Deporte	5,000,000,000
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)	37,166,662
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)	609,813,168
	Programa Escuelas de Tiempo Completo	6,102,953,668
	Programa de Escuela Segura	340,000,000
	Programa Nacional de Becas y Financiamiento (PRONABES)	3,250,413,542
	Programa Escuelas de Calidad	2,008,893,626
	Programa de Desarrollo Humano Oportunidades	23,869,233,157
	Programa de becas	6,784,427,489
	Subsidio a programas para jóvenes	65,500,000
	Subsidios para centros de educación	310,000,000
	Expansión de la oferta educativa en Educación Media Superior	1,800,000,001
	Fondo concursable de la inversión en infraestructura para Educación Media Superior	1,200,000,000
	Ampliación de la Oferta Educativa de los Institutos Tecnológicos	950,000,000
	Sistema Nacional de Educación a Distancia	43,470,000
	Fondo para la consolidación de las Universidades Interculturales	72,450,000
	Instituciones Estatales de Cultura	1,025,960,032
	Fondo para ampliar y diversificar la oferta educativa en educación superior	1,000,000,000
12 Salud		**1,253,346,103**
	Prevención y atención contra las adicciones	1,253,346,103
13 Marina		**2,615,120,039**
	Administración y fomento de la educación naval	1,479,173,778
	Desarrollo y dirección de la política y estrategia naval	983,719,185
	Desarrollo de las comunicaciones navales e informática	152,227,076
17 Procuraduría General de la República		**1,626,585,820**
	Promoción del Desarrollo Humano y Planeación Institucional	1,491,134,100
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	135,451,720
20 Desarrollo Social		**3,074,438,881**
	Fomento del desarrollo de las organizaciones de la sociedad civil	9,927,619
	Rescate de espacios públicos	1,035,006,955
	Programa Habitat	737,666,592
	Programa de Empleo Temporal (PET)	1,291,837,716
36 Seguridad Pública		**20,952,084,052**
	Desarrollo de instrumentos para la prevención del delito	2,002,120,124
	Fomento de la cultura de la participación ciudadana en la prevención del delito y el respeto a los derechos humanos	187,525,203
	Implementación de operativos para la prevención y disuasión del delito	18,758,784,168
	Fomento de la cultura de la participación ciudadana en la prevención del delito en el marco de la Equidad y Género (Cumplimiento a la LGAMVLV)	3,654,557

ANEXO 19. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

				PEF 2013
Programa Salarial				**9,074,287,041**
	Situaciones laborales supervenientes			9,074,287,041
Provisiones Económicas				**5,914,652,775**
	Fondo de Desastres Naturales (FONDEN)			5,507,887,975
	Fondo de Prevención de Desastres Naturales (FOPREDEN)			322,920,000
	Comisiones y pago a CECOBAN			83,844,800
Otras provisiones económicas				**39,391,693,902**
	Programas Regionales			2,903,900,000
	Fondo de Apoyo para el Desarrollo Rural Sustentable			300,000,000
	Fondo Regional			6,500,000,000
		Fondo Regional		3,913,336,851
			Chiapas	1,412,374,574

Guerrero	1,290,355,499
Oaxaca	1,210,606,778
Fondo Regional - Siete Estados Restantes	2,586,663,149
Hidalgo	433,800,762
Michoacán	408,579,788
Nayarit	278,439,559
Puebla	353,093,644
Tlaxcala	353,093,644
Veracruz	452,968,703
Zacatecas	306,687,050
Fondo de pavimentación, espacios deportivos, alumbrado público y rehabilitación de infraestructura educativa para municipios y demarcaciones territoriales	5,000,000,000
Fondos Metropolitanos	8,616,058,106
Zona Metropolitana de la Ciudad de Aguascalientes	115,728,099
Zona Metropolitana de la Ciudad de Tijuana	100,354,180
Zona Metropolitana de Mexicali	32,512,153
Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	75,313,254
Zona Metropolitana de Juárez	45,097,757
Zona Metropolitana de Chihuahua	40,086,895
Zona Metropolitana de Saltillo	100,217,237
Zona Metropolitana de Monclova - Frontera	50,108,619
Zona Metropolitana de Piedras Negras	40,086,895
Zona Metropolitana de Colima - Villa de Álvarez	40,086,895
Zona Metropolitana de Tecomán	24,052,137
Zona Metropolitana de la Ciudad de León	350,760,331
Zona Metropolitana de La Laja - Bajío	9,019,551
Zona Metropolitana de Moroleón - Uriangato	24,052,137
Zona Metropolitana de la Ciudad Acapulco	92,145,549
Zona Metropolitana de Pachuca	100,000,000
Zona Metropolitana de Tulancingo	30,000,000
Zona Metropolitana de Tula	50,108,619
Zona Metropolitana de la Ciudad de Guadalajara	882,112,123
Zona Metropolitana de Ocotlán	29,062,999
Zona Metropolitana de Toluca	350,760,331
Zona Metropolitana de Morelia	35,076,033
Zona Metropolitana de Cuernavaca	45,097,757
Zona Metropolitana de Cuautla	12,026,068
Zona Metropolitana de Tepic	50,000,000
Zona Metropolitana de la Ciudad de Monterrey	759,646,659
Zona Metropolitana de la Ciudad de Oaxaca	65,141,204
Zona Metropolitana de Tehuacán	23,350,616
Zona Metropolitana de la Ciudad de Querétaro	200,000,000
Zona Metropolitana de la Ciudad Cancún	97,711,806
Zona Metropolitana de San Luis Potosí-Soledad de G. S.	80,119,481
Zona Metropolitana de Río Verde - Cd. Fernández	24,052,137
Zona Metropolitana de la Ciudad de Villahermosa	100,000,000
Zona Metropolitana de Reynosa - Río Bravo	40,086,895
Zona Metropolitana de Matamoros	35,076,033
Zona Metropolitana de Tlaxcala - Apizaco	35,076,033
Zona Metropolitana del Valle de México	3,395,861,088
Zona Metropolitana de Puebla - Tlaxcala	302,656,057
Zona Metropolitana de la Laguna	422,749,444
Zona Metropolitana de Puerto Vallarta	41,389,719
Zona Metropolitana de La Piedad - Pénjamo	16,034,758
Zona Metropolitana de Veracruz	50,309,053
Zona Metropolitana de Xalapa	20,043,447
Zona Metropolitana de Coatzacoalcos	40,086,895

Zona Metropolitana de Acayucan	18,740,623
Zona Metropolitana de la Ciudad Mérida	74,060,538
Zona Metropolitana de Zacatecas - Guadalupe	50,000,000
Programa para la Fiscalización del Gasto Federalizado	355,212,000
Fondo para la Accesibilidad en el Transporte Público para las Personas con discapacidad (Anexo 19.1)	500,000,000
Fondo de Apoyo a Migrantes	200,000,000
Seguridad y Logística	914,940,000
Presupuesto Basado en Resultados-Sistema de Evaluación del Desempeño	602,696,238
Provisión para la Armonización Contable	53,820,000
Proyectos de Desarrollo Regional	8,780,729,778
Proyectos para el Desarrollo Regional de la Zona Henequenera del Sureste (Yucatán)	150,000,000
Rescate al Acapulco Tradicional	100,000,000
Ampliaciones de la H. Cámara de Diputados	8,530,729,778
Censo de escuelas, maestros y alumnos	150,000,000
Provisiones Salariales y Económicas (Operación)	4,014,337,780
Conservación, operación y equipamiento de los recintos de los Poderes	500,000,000
Gastos asociados a ingresos petroleros	**22,731,500,000**
TOTAL	**77,112,133,718**

ANEXO 19.1. DISTRIBUCIÓN DEL FONDO PARA LA ACCESIBILIDAD EN EL TRANSPORTE PÚBLICO PARA LAS PERSONAS CON DISCAPACIDAD (pesos)

Entidad	PEF 2013
Aguascalientes	6,509,756
Baja California	13,242,916
Baja California Sur	4,309,311
Campeche	7,989,551
Coahuila	11,926,774
Colima	7,502,466
Chiapas	18,659,635
Chihuahua	14,783,041
Distrito Federal	31,915,672
Durango	20,797,076
Guanajuato	20,046,796
Guerrero	14,206,099
Hidalgo	12,361,120
Jalisco	26,186,331
México	54,517,628
Michoacán	16,990,621
Morelos	8,983,917
Nayarit	6,796,187
Nuevo León	17,492,599
Oaxaca	15,644,821
Puebla	21,810,171
Querétaro	8,853,194
Quintana Roo	9,440,987
San Luis Potosí	12,270,283
Sinaloa	12,871,891
Sonora	11,690,394
Tabasco	10,756,536
Tamaulipas	14,104,593
Tlaxcala	7,238,323
Veracruz	29,414,091
Yucatán	10,014,359
Zacatecas	20,672,861
TOTAL	**500,000,000**

Anexo 19.2 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL

	PEF 2013
Ampliaciones de la H. Cámara de Diputados	**8,530,729,778**

Desarrollo Económico	**1,038,000,000**
Proyecto Estratégico para el Desarrollo del Estado Celaya-Salvatierra (Entronque Celanese)	80,000,000
Proyecto Estratégico para el Desarrollo del Estado Acceso Secundario al Parque Industrial Laja Bajío	220,000,000
Primera etapa de la construcción del Mercado Municipal en Pihuamo, Jalisco	3,000,000
Proyecto de Infraestructura para el Fomento Industrial de la Zona de San José Chiapa, Puebla	165,000,000
Proyecto de Infraestructura para el Fomento Industrial en el Estado de Puebla	570,000,000
Infraestructura Hidráulica	**1,268,337,691**
Acueducto del Oviachic-Obregón en Cajeme, Sonora	200,000,000
Construcción de la primera etapa del Proyecto Hidroecológico en la Zona de Atlixco, Puebla	296,600,000
Drenaje pluvial, colonia Centenario en Sabinas, Coahuila	4,800,000
Extracción y conducción de agua potable, cabecera municipal de Guerrero, Coahuila	8,400,000
Infraestructura Hidráulica en los municipios de Cuatrocienegas, Castaños, Saltillo, Parras, General Cepeda, Ocampo, Ramos Arizpe y Sierra Mojada en Coahuila	33,371,568
Planta Potabilizadora , Redes Secundarias en la Zona Centro y sustitución de 3,000 tomas en Fresnillo, Zacatecas	73,164,000
Planta Potabilizadora y Planta Transferencia de Residuos Solidos en Trancoso, Zacatecas	23,218,799
Primera Etapa del Proyecto Hidroecológico en la Zona de Atlixco, Puebla	85,000,000
Ramal de distribucion norte en Hermosillo, Sonora	400,000,000
Varias obras de ampliación, conducción, suministro, rehabiltación e intalación del sistema de agua potable y alcantarillado en Hermosillo, Sonora	6,000,000
Construcción del Sistema de Agua Potable en Bocoyna, Chihuahua	2,496,745
Sistema de Agua Potable Mesa de Basiaguari en Guachochi, Chihuahua	5,031,579
Construccion de Planta Potabilizadora Norte, en la Cuidad de Hermosillo, con capacidad para 1500 lps en Hermosillo, Sonora	124,255,000
Alcantarillado Sanitario en Jiménez, Chihuahua	6,000,000
Infraestructura Municipal	**1,832,640,550**
Construcción de puente vado sobre el Río Sabinas (ejido Santa María) en San Juan Sabinas, Coahuila	3,500,000
Inversión en Obras de Pavimentación en Baja California	125,600,000
Paso a desnivel en Av. Aguascalientes sur con Av. de los maestros en Aguascalientes, Aguascalientes	80,000,000
Pavimentación en calles de Fresnillo, Zacatecas	30,071,800
Pavimentación en los municipios de San José de Gracia, Asientos, El Llano, Tepezala, Jesus María, Calvillo, Cosío, San Francisco de los Romo, Rincón de Romos, y Pabellón de Artega, Aguascalientes	150,000,000
Plaza 11 de Julio en Tijuana, Baja California	100,000,000
Proyecto de Pavimentación e Infraestructura de Red de Agua Potable y Drenaje Sanitario de las Colonias Zapata, Postal, Popular Lomas Verdes y 14 de Octubre en Acapulco, Guerrero	60,000,000
Proyecto de sistema de alerta temprana para los municipios de Jonuta, Emiliano Zapata y Macuspana, Tabasco	2,000,000
Segunda etapa del programa de repavimentación municipal y cambio de redes subterráneas en 10 vialidades primarias en Guadalajara, Jalisco	334,000,000
Tercera etapa de la rehabilitación asfáltica de Av. Aguascalientes en Aguascalientes, Aguascalientes	30,000,000
Tercera etapa de la rehabilitación de boulevard en Guaymas, Sonora	20,000,000
Urbanización de la prolongación Blvd. Pérez Escaboza, entre Av. Pacífico y Centro Social y deportivo de Mazatlán, Sinaloa	35,000,000
Acceso Norte al centro de la cabecera municipal calle Morelos en Encarnación de Díaz, Jalisco	5,500,000
Empedrado ahogado en cemento en la Calle Zaragora, de la calle Allende a la Avenida Eberardo Topete en Etzatlán, Jalisco	12,000,000
Pavimentación en varias colonias en Monterrey, Nuevo León	32,000,000
Pavimentación en varias colonias en Juárez, Nuevo León	45,000,000
Reconstrucción de concreto hidráulico de Av. México-Puebla en Cuautlancingo, Puebla *Fe de erratas DOF 03-01-2013*	12,000,000
Pavimentación de diversas calles en colonias de la ciudad de Puebla, en Puebla *Fe de erratas DOF 03-01-2013*	47,312,454
Pavimentación con concreto hidraúlico en diversas colonias en Quintana Roo	19,500,000
Apoyo a infraestructura para el municipio de Mazatlán en Sinoloa	200,000,000
Construcción y equipamiento del centro comunitario "Emprendedor Colombia" en Nuevo León	30,000,000
Primera Etapa de Pavimentación con Concreto hidráulico de la Av. Támaral en Cabo San Lucas, Baja California Sur	90,000,000
Marco de ingreso municipal en Manuel Benavides, Chihuahua	1,604,422
Pavimentación de calles en la colonia El Fresno, Francisco I. Madero, Coahuila	2,500,000
Pavimentación de la Calle Chabacano en la Cabecera Municipal de Tarimoro, Guanajuato	859,193
Rehabilitación Plaza Cúpulas en Guanajauto, Guanajuato	8,473,684
Mobiliario Urbano en San Miguel de Allende, Guanajuato	15,000,000
Boulevard Zapata en San Francisco del Rincón, Guanajuato	10,000,000
Primera etapa de la pavimentación de la Avenida Lomas de San Antonio, Avenida Guanajuato y Avenida México en Guanajuato, Guanajuato	6,718,997
Fondo de infraestructura de Tecate, Baja California	12,000,000
Fondo de infraestructura de Rosarito, Baja California	12,000,000
Recuperación de Espacios Públicos y Centro Histórico del Distrito Federal	150,000,000
Infraestructura en Demarcaciones Territoriales del Distrito Federal	150,000,000
Infraestructura Regional	**1,473,887,536**
Ampliación de la red eléctrica en Huimanguillo, Tabasco	15,000,000
Ampliación del malecón de Topolobampo en Ahome, Sinaloa	100,000,000
Construcción del Malecón de Cuexcomatitlán en Tlajomulco de Zúñiga, Jalisco	20,000,000

Corredor urbano Circ. Universidades - Carr. Estatal 200 en El Marqués, Querétaro.	300,000,000
Fondo de apoyo vitivinicultura en Ensenada, Baja California	50,000,000
Proyectos para infraestructura en el municipio Acapulco, Guerrero	200,000,000
Puente libramiento Río Conchos en Delicias, Chihuahua	50,000,000
Vialidades, parques e infraestructura en el municipio de Corregidora en Querétaro	50,000,000
Proyectos Estratégicos para el Desarrollo del Estado de Sonora	50,000,000
Rehabilitación de pavimento asfáltico en el camino Acapulco Zentla-Ejido La Piña en Veracruz	28,500,000
Circuito vial Rosales (Rosales sur-9 de diciemre-Mochis-Topo) en Los Mochis, Sinaloa	115,000,000
Apoyo a la movilidad urbana y renovación del parque vehícular público en el Distrito Federal	450,000,000
Modernización de carretera paso por Bacum, en el municipio de Bacum, Sonora	36,000,000
Boulevard de las Culturas en Nuevo Casas Grandes, Chihuahua	9,387,536
Infraestructura Social	**512,000,000**
Producción social de vivienda en el municipio de Jalapa, Veracruz	12,000,000
Proyectos de Infraestructura Social en Chihuahua	400,000,000
Proyectos de Infraestructura Social en León, Guanajuato	100,000,000
Infraestructura Turística	**125,000,000**
Parque temático Culiacán, Sinaloa	125,000,000
Medio Ambiente	**61,500,000**
Fortalecimiento del sistema de viveros forestales y producción de especies nativas para la región centro en Aguascalientes	10,000,000
Programa "Yo ahorro energia por un estado verde" en Aguascalientes	5,500,000
Reforestación de 1400 has. de ecosistema, conservación de suelos y absorción de agua en la sierra de Santa Martha, Mecayapan, Soteapan, Tatahuicapanpan, en Veracruz	11,000,000
Proyecto de generación de energía limpia y renovable del Estado de Sonora	35,000,000
Proyectos de Cultura	**361,351,169**
Casa de la juventud en Aguascalientes, Aguascalientes	30,000,000
Construcción teatro en la Cd. de Los Mochis, Sinaloa	100,000,000
Inversión en Cultura en Baja California	45,000,000
Segunda etapa de la actualización del Museo de Historia Mexicana en Monterrey, Nuevo León	6,000,000
Construcción de la casa de la Cultura en Buenaventura, Chihuahua	2,100,000
Remodelación Auditorio Luis H. Alvarez en Ojinaga, Chihuahua	3,640,958
Centro Cultural Santa Isabel en Chihuahua	3,499,473
Plaza de la Cultura en Coyame, Chihuahua	1,151,914
Construcción del teatro al aire libre en la cabecera municipal en Ayutla, Jalisco	8,000,000
Centro de las Artes e Investigación Estéticas (Universidad Autónoma de Nuevo León)	150,000,000
Segunda etapa de la construcción de Biblioteca archivo Municipal en Guanajuato, Guanajuato	11,958,824
Proyectos de Deporte	**738,370,675**
Academia y museo "Reino de Béisbol" en Culiacán, Sinaloa	125,000,000
Campo de béisbol infantil Insude en Baja California Sur	8,000,000
Campos de béisbol con pasto sintético en Tortugas, Todos Santos y en Santiago, Baja California Sur	25,000,000
Canchas de fútbol con pasto sintético en puerto San Carlos, la Rivera y Guerrero Negro, Baja California Sur	27,000,000
Centro deportivo Petatlán, Taxco, Olinala, Ometepec, Atoyac, Leonardo Bravo, Tecoanapa, Cuajinicuilipa, Jaguey, Pantitlán, Acatlán y cabeceras municipal de Pungarabato, Quechultengo, Coyuca de Benítez en Guerrero	70,000,000
Construccion de campo de béisbol en Sabinas, Coahuila	1,200,000
Construcciòn de conjunto deportivo "La Parcela" en Arteaga, Coahuila	4,200,000
Construcción de polideportivos en Rincón de Romos, Aguascalientes	18,000,000
Construcción, rehabilitación y equipamiento de unidades deportivas en los municipios de Escobedo, Apodaca, Monterrey, Santiago, Cadereyta en Nuevo León	50,000,001
Inversión en Deporte en Baja California	45,000,000
Rehabilitación de espacios deportivos en las localidades de Pueblo Insurgente, Satélite Norte, Satélite Sur, Guanajuato y Saltillo 2000 en Saltillo, Coahuila	5,200,000
Remodelación área existente y ampliación de tribunas del estadio delfines de la UNACAR en Campeche	25,000,000
Deportivo México Nuevo en el Estado de México	33,000,000
Construcción de Centro de Desarrollo Deportivo Industrias del Vidrio en Nuevo León	74,781,372
Infraestructura deportiva en Monterrey, Nuevo León	137,000,000
Circuito Infantil (BUAP) en Puebla	61,000,000
Infraestructura Deportiva en Sonora	10,000,000
Rehabilitación y equipamiento del parque deportivo El Cedazo, en Aguascalientes, Aguascalientes	12,000,000
Construcción de módulos de servicios sanitarios-vestidores y dignificación de acceso en la deportiva Torres Landa en Guanajuato, Guanajuato	6,989,302
Proyectos de Transporte	**108,000,000**
Infraestructura para mejorar el transporte público de pasajeros en el municipio de Guadalajara, Jalisco	108,000,000
Servicios de Salud	**119,668,288**
Construcción de 3 centros de salud en Linares, Nuevo León	743,688
Construcción de Centro de Salud en la localidad de San Miguel de Zapote en Techaluta de Montenegro, Jalisco	2,679,600
Rehabilitación del Hospital General Moctezuma, en Moctezuma, Sonora	36,245,000
Clínica en Iztapalapa para pacientes con VIH en el Distrito Federal	80,000,000
Servicios Educativos	**569,177,093**

Concluir la primera etapa de la edificación del campus universitario sur de la UAA en Aguascalientes, Aguascalientes	92,580,322
Construccion de infraestructura de nivel básico y medio superior en Sonora	150,000,000
Fortalecimiento de los centros de educacion y cultura ambiental en San José de Gracia, Aguascalientes	10,500,000
Museo de historia casa del teniente rey en San Francisco de Campeche, Campeche	163,100,000
Universidad de Puebla en Puebla, Puebla	20,000,000
Laboratorio Multifuncional para el Instituto Tecnológico de Aguscalientes en Aguascalientes	30,000,000
Salones de Bachilleres en Sn. Fco. Borja, Chihuahua	2,996,771
Mantenimiento de Escuelas en el Distrito Federal	100,000,000
Infraestructura y Equipamiento en Seguridad	**322,796,776**
Comandancia Policía en Coronado, Chihuahua	2,796,776
Adquisición, Operación y Mantenimiento de Cámaras de Seguridad en el Distrito Federal	320,000,000

ANEXO 20. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	Monto
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	10,990,837,478
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	32,241,066,772

ANEXO 21. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	Monto
Fondo de Aportaciones para la Educación Básica y Normal	278,503,059,277
Fondo de Aportaciones para los Servicios de Salud	67,871,103,191
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	53,090,815,000
Estatal	6,434,606,778
Municipal	46,656,208,222
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	54,413,838,110
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	17,286,369,364
Asistencia Social	7,909,403,901
Infraestructura Educativa	9,376,965,463
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	5,375,729,913
Educación Tecnológica	3,302,372,196
Educación de Adultos	2,073,357,717
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,631,760,775
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	29,730,856,400
TOTAL	**513,903,532,030**

ANEXO 22. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 22.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 22.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Presidente de la República		149,955		54,355		204,310
G	Secretario de Estado		145,820		52,366		198,186
H	Subsecretario	104,595	145,578	39,098	52,092	143,693	197,670
I	Oficial Mayor	104,595	141,951	39,098	50,953	143,693	192,904
J	Jefe de Unidad	86,458	141,569	32,995	50,781	119,453	192,350
K	Director General	72,708	137,008	28,414	48,981	101,122	185,989
L	Director General Adjunto	54,286	110,943	22,085	40,335	76,371	151,278
M	Director	32,192	83,494	13,155	31,174	45,347	114,668
N	Subdirector	16,890	35,776	8,199	14,303	25,089	50,079
O	Jefe de Departamento	12,462	23,139	6,672	10,094	19,134	33,233
P	Personal de Enlace	7,035	14,776	4,849	7,135	11,884	21,911
Personal Operativo		**4,702**	**7,979**	**5,208**	**6,185**	**9,910**	**14,164**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	7,035	86,009	4,849	32,710	11,884	118,719

	De Educación	236	49,393	8,996	93,548	9,232	142,941
	De las Ramas Médica, Paramédica y Grupos Afines	6,565	38,765	12,367	22,889	18,932	61,654
	De Investigación Científica y Desarrollo Tecnológico	5,973	24,620	14,991	37,372	20,964	61,992
	De Seguridad Pública	7,837	25,018	6,191	52,128	14,028	77,146
	De Procuración de Justicia	10,649	60,805	4,774	14,303	15,423	75,108
	De Gobernación	10,895	16,919	8,911	10,204	19,806	27,123
	De las Fuerzas Armadas	5,389	140,366	6,121	60,088	11,510	200,454

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 22.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo		Tipo de Personal	Importe mensual total unitario *	
			Mínimo	Máximo
Personal civil **				
		Presidente de la República		49,755
	G	Secretario de Estado	11,961	48,383
	H	Subsecretario	8,556	48,303
	I	Oficial Mayor	8,556	47,099
	J	Jefe de Unidad	7,072	46,973
	K	Director General	5,947	45,459
	L	Director General Adjunto	4,441	36,811
	M	Director	2,633	27,703
	N	Subdirector	1,382	11,870
	O	Jefe de Departamento	1,019	7,677
Personal militar **			1,019	48,383

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 20, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 22.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,048,780**
Impuesto sobre la renta retenido (30%) *	**1,161,406**
Percepción bruta anual	**4,210,186**
I. Percepciones ordinarias:	**3,379,740**
a) Sueldos y salarios:	**2,502,851**
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	**876,889**
i) Aportaciones a seguridad social	49,846
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	14,585
iii) Prima vacacional	13,589

iv) Aguinaldo (sueldo base)	76,848
v) Gratificación de fin de año (compensación garantizada)	319,628
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa 2 /	0
viii) Seguro de vida institucional	31,786
ix) Seguro colectivo de retiro 2 /	0
x) Seguro de gastos médicos mayores	13,057
xi) Seguro de separación individualizado	357,550
xii) Apoyo económico para adquisición de vehículo 3 /	0
II. Percepciones extraordinarias:	**830,446**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	830,446

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2010.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 20, fracción II, inciso c), de este Decreto.

ANEXO 22.2. CÁMARA DE SENADORES

ANEXO 22.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		64,800		187,537
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	55,525	64,000	159,460	184,988
Director General	94,375	103,527	51,131	55,491	145,506	159,018
Jefe de Unidad	73,533	78,334	41,106	43,386	114,639	121,720
Director de Área	50,283	68,322	29,363	37,900	79,646	106,223
Subdirector de Área	31,915	43,674	19,425	25,036	51,340	68,710
Jefe de Departamento	25,894	30,632	16,175	18,381	42,070	49,013
Personal de Servicio Técnico de Carrera	12,060	43,326	8,983	24,286	21,043	67,612
Personal operativo de confianza	18,363	20,113	9,984	10,587	28,347	30,700
Personal operativo de base	5,537	6,952	21,765	22,339	27,302	29,290

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2012, en función del puesto que ocupen.

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales. Estos montos no incluyen el pago de Seguro de Separación Individualizado que se otorga a los servidores públicos de mando.

ANEXO 22.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
		Mínimo	Máximo
Total Puestos	**385**		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	16	167,845	196,280
Director General	19	151,926	167,180
Jefe de Unidad	24	117,190	125,191
Director de Área	81	78,440	108,505
Subdirector de Área	125	47,826	67,451
Jefe de Departamento	118	37,787	45,689

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 22.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/

REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,996,879**
Impuesto sobre la renta retenido *_/	730,630
Percepción bruta anual	2,727,509
I. Percepciones ordinarias:	2,727,509
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2_/	2,057,328
ii) Compensación garantizada	N/A
b) Prestaciones:	**670,181**
i) Aportaciones a seguridad social	58,947
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo (sueldo base)	234,330
v) Gratificación de fin de año (compensación garantizada)	N/A
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa	N/A
viii) Seguro de vida institucional	57,749
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores 3_/	25,252
xi) Seguro de separación individualizado	293,904
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	N/A

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.
1_/ Corresponde a las percepciones para 2012.
2_/ Dieta.
3_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 22.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,502,368**
Impuesto sobre la renta retenido *	977,977
Percepción bruta anual	**3,480,345**
I. Percepciones ordinarias:	**3,107,284**
a) Sueldos y salarios:	**2,048,880**
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	**1,058,404**
i) Aportaciones a seguridad social	40,715
ii) Prima vacacional	9,284
iii) Aguinaldo (sueldo base)	38,954
iv) Gratificación de fin de año	592,060
v) Vales de fin de año	9,300
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	21,864
x) Seguro de separación individualizado	292,697
xi) Sistema de ahorro para el retiro	4,488
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 22.3. CÁMARA DE DIPUTADOS

ANEXO 22.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		5,691		9,600		15,290
3		6,021		9,846		15,866
4		6,208		9,985		16,193
5		6,398		10,127		16,524
6		6,603		10,237		16,840
7		7,316		10,444		17,759
8		7,814		10,509		18,323

9		8,371		10,690		19,061
10		8,955		11,076		20,030
Personal de base sindicalizado:						
2		5,691		15,335		21,025
3		6,021		15,700		21,721
4		6,208		15,908		22,116
5		6,398		16,119		22,516
6		6,603		16,284		22,886
7		7,316		16,587		23,903
8		7,814		16,694		24,508
9		8,371		16,972		25,343
10		8,955		17,561		26,516
11		10,844		17,858		28,702
12		11,946		18,020		29,966
13		13,904		18,291		32,196
15		14,642		18,419		33,061
16		16,632		18,693		35,326
17		17,468		18,775		36,243
18		19,388		19,097		38,485
19		21,309		19,421		40,729
Personal de confianza:						
2		5,691		8,691		14,382
3		6,021		8,879		14,900
4		6,209		8,987		15,195
5		6,398		9,095		15,492
6		6,603		9,180		15,783
6R		6,828		9,387		16,215
7		7,316		9,356		16,672
8		7,814		9,430		17,244
9		8,371		9,588		17,959
10		8,955		9,893		18,848
11		10,844		10,201		21,044
12		11,946		10,383		22,329
13		13,904		10,698		24,603
14		14,356		10,795		25,150

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES PARA EL EJERCICIO 2013 Y PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES. LAS PRESTACIONES VINCULADAS A SALARIO MÍNIMO GENERAL Y SALARIO MÍNIMO BUROCRÁTICO PUEDEN VARIAR DURANTE EL EJERCICIO 2013 POR CONCEPTO DE ACTUALIZACIÓN.
LA PERCEPCIÓN NETA ES EL RESULTADO DE APLICAR A LOS IMPORTES BRUTOS MENSUALES EL IMPUESTO CORRESPONDIENTE.

ANEXO 22.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos) CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		151,383		28,849		180,231
Secretario de Servicios/Contralor Interno		131,093		25,270		156,362
Coordinador	114,311	121,833	22,310	23,636	136,621	145,469
Secretario de Enlace		103,599		20,429		124,028
Director General	86,731	113,970	17,445	22,265	104,176	136,235
Homólogo a Director General	86,731	99,934	17,468	19,774	104,199	119,708
Director de Área y Homólogos	49,648	79,523	10,904	16,208	60,551	95,731
Subdirector de Área y Homólogos	28,624	48,164	7,195	10,642	35,819	58,806
Jefe de Departamento y Homólogos	16,127	28,090	5,026	7,108	21,153	35,199

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES PARA EL EJERCICIO 2013 Y PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES. LAS PRESTACIONES VINCULADAS A SALARIO MÍNIMO GENERAL Y SALARIO MÍNIMO BUROCRÁTICO PUEDEN VARIAR DURANTE EL EJERCICIO 2013 POR CONCEPTO DE ACTUALIZACIÓN.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

ANEXO 22.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos) UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo

Personal de confianza:						
8		7,730		6,127		13,856
9		9,175		6,323		15,497
10		11,497		6,713		18,210
12		16,505		7,441		23,947
13		15,764		7,334		23,098
14		19,473		7,882		27,355
15		28,220		8,589		36,809

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES PARA EL EJERCICIO 2013 Y PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES. LAS PRESTACIONES VINCULADAS A SALARIO MÍNIMO GENERAL Y SALARIO MÍNIMO BUROCRÁTICO PUEDEN VARIAR DURANTE EL EJERCICIO 2013 POR CONCEPTO DE ACTUALIZACIÓN.

LA PERCEPCIÓN NETA ES EL RESULTADO DE APLICAR A LOS IMPORTES BRUTOS MENSUALES EL IMPUESTO CORRESPONDIENTE.

ANEXO 22.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos) UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad		138,258		26,571		164,829
Director de Área		109,413		21,446		130,858
Secretario Técnico		100,344		19,846		120,190
Subdirector de Área		78,528		16,085		94,614
Coordinador Administrativo/Asesor		72,426		14,922		87,347
Especialista		43,840		9,879		53,720
		28,932		7,307		36,239

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES PARA EL EJERCICIO 2013 Y PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES. LAS PRESTACIONES VINCULADAS A SALARIO MÍNIMO GENERAL Y SALARIO MÍNIMO BUROCRÁTICO PUEDEN VARIAR DURANTE EL EJERCICIO 2013 POR CONCEPTO DE ACTUALIZACIÓN.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

ANEXO 22.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,510,159**
Impuesto sobre la renta retenido (2)	394,689
Percepción bruta anual	**1,904,848**
I. Percepciones ordinarias:	**1,904,848**
a) Sueldos y salarios:	**1,264,536**
i) Sueldo base (3)	1,264,536
ii) Compensación garantizada	N/A
b) Prestaciones:	**640,312**
i) Aportaciones a seguridad social	45,203
ii) Ahorro solidario (art. 100 ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo	198,187
v) Gratificación de fin de año	N/A
vi) Prima quinquenal	N/A
vii) Ayuda para despensa	33,360
viii) Seguro de vida institucional (4)	55,690
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores (4)	110,610

xi) Seguro de separación individualizado	197,262
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	**N/A**
a) Pago por riesgo y potencialización de seguro de vida	N/A

(1) Corresponde a las percepciones 2012.

(2) Conforme lo dispuesto en el artículo segundo transitorio de la Ley del ISR, DOF del 7 de diciembre de 2009.

(3) Dieta.

(4) Prima anual individual promedio.

ANEXO 22.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,612,500**
Impuesto sobre la renta retenido (*)	926,904
Percepción bruta anual	**3,539,405**
I. Percepciones ordinarias:	**3,525,960**
a) Sueldos y salarios:	**2,595,132**
i) Sueldo base	499,104
ii) Compensación garantizada	2,096,028
b) Prestaciones:	**930,828**
i) Aportaciones a seguridad social	45,203
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	0
iii) Prima vacacional	82,900
iv) Aguinaldo (sueldo base)	72,093
v) Gratificación de fin de año (compensación garantizada)	302,760
vi) Prima quinquenal (antigüedad)	0
vii) Ayuda para despensa	23,352
viii) Seguro de vida institucional	43,858
ix) Seguro colectivo de retiro	0
x) Seguro de gastos médicos mayores	23,295
xi) Seguro de separación individualizado	337,367
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**13,445**
a) Medida de fin de año	13,445

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos.

ANEXO 22.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 22.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		142,042		58,431		200,473
AUDITOR ESPECIAL		138,508		55,174		193,682
TITULAR DE UNIDAD		137,118		54,364		191,482
DIRECTOR GENERAL Y HOMÓLOGOS	120,030	124,973	48,526	50,088	168,556	175,061
DIRECTOR DE ÁREA Y HOMÓLOGOS	80,750	82,555	36,156	36,720	116,906	119,275
SRIO. TÉCNICO DE COORDINADOR Y DIR GRAL.		58,066		27,880		85,946
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	21,563	22,417	60,563	64,302
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	17,190	17,677	45,190	47,436
PERSONAL OPERATIVO DE CONFIANZA						

COORDINADOR DE AUDITORES DE FISCALIZACIÓN	20,418	21,236	7,607	7,582	28,025	28,818
COORDINADOR DE AUDITORES JURÍDICOS	20,418	21,236	7,607	7,582	28,025	28,818
COORDINADOR DE AUDITORES ADMINISTRATIVOS	20,418	21,236	7,607	7,582	28,025	28,818
AUDITOR DE FISCALIZACIÓN "A"	18,013	18,726	7,505	7,478	25,518	26,204
AUDITOR JURÍDICO "A"	18,013	18,726	7,505	7,478	25,518	26,204
AUDITOR ADMINISTRATIVO "A"	18,013	18,726	7,505	7,478	25,518	26,204
AUDITOR DE FISCALIZACIÓN "B"	14,594	16,776	7,439	7,360	22,033	24,136
AUDITOR JURÍDICO "B"	14,594	16,776	7,439	7,360	22,033	24,136
AUDITOR ADMINISTRATIVO "B"	14,594	16,776	7,439	7,360	22,033	24,136
COORDINADOR DE ANALISTAS "A"		15,834		6,904		22,738
SECRETARIA PARTICULAR "A"		20,786		8,468		29,254
OPERADOR SUPERVISOR "A"		16,219		9,677		25,896
SECRETARIA PARTICULAR "B"		16,645		8,630		25,275
OPERADOR SUPERVISOR "B"		14,748		9,749		24,497
OPERADOR SUPERVISOR "C"		13,715		9,809		23,524
SUPERVISOR DE ÁREA ADMINISTRATIVA		12,685		9,879		22,564
SUPERVISOR DE ÁREA TÉCNICA		12,685		9,879		22,564
OPERADOR SUPERVISOR "D"		12,685		9,879		22,564
VIGILANTE DE LA ASF		12,685		9,879		22,564
SRIA. DIRECTOR DE ÁREA		11,105		9,535		20,640
CHOFER DE SERVICIOS GENERALES		8,117		9,134		17,251
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		8,462		16,682		25,144
COORDINADOR DE PROYECTOS ESPECIALES		8,377		16,646		25,023
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		8,120		16,522		24,642
ANALISTA ESPECIALIZADO EN PROYECTOS		7,616		16,408		24,024
ESPECIALISTA TÉCNICO		7,330		16,314		23,644
ESPECIALISTA EN PROYECTOS TÉCNICOS		7,043		16,222		23,265
ESPECIALISTA HACENDARIO		6,991		16,660		23,651
TÉCNICO MEDIO		6,729		16,647		23,376
ANALISTA CONTABLE		6,423		16,548		22,971
TÉCNICO CONTABLE		6,117		16,454		22,571
TÉCNICO MEDIO CONTABLE		5,853		16,482		22,335
AUXILIAR TÉCNICO CONTABLE		5,547		16,408		21,955

1.- Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y revisión medica está sujeto a licitación pública.

ANEXO 22.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1		594,085
AUDITOR ESPECIAL	4		396,026
TITULAR DE UNIDAD	2		390,977
DIRECTOR GENERAL Y HOMÓLOGOS	30	329,785	344,723
DIRECTOR DE ÁREA Y HOMÓLOGOS	86	142,405	169,827

SRIO. TÉCNICO DE COORDINADOR Y DIR GRAL.	3	81,287	119,451
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	194	65,576	86,164
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	324	44,066	61,218
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	128	47,400	49,015
COORDINADOR DE AUDITORES JURÍDICOS	4	47,400	49,015
COORDINADOR DE AUDITORES ADMINISTRATIVOS	53	47,400	49,015
AUDITOR DE FISCALIZACIÓN "A"	267	42,646	44,047
AUDITOR JURÍDICO "A"	65	42,646	44,047
AUDITOR ADMINISTRATIVO "A"	59	42,646	44,047
AUDITOR DE FISCALIZACIÓN "B"	152	35,900	40,192
AUDITOR JURÍDICO "B"	2	35,900	40,192
AUDITOR ADMINISTRATIVO "B"	40	35,900	40,192
COORDINADOR DE ANALISTAS "A"	1		38,292
SECRETARIA PARTICULAR "A"	8		48,085
OPERADOR SUPERVISOR "A"	1		26,230
SECRETARIA PARTICULAR "B"	30		39,927
OPERADOR SUPERVISOR "B"	6		24,832
OPERADOR SUPERVISOR "C"	21		23,862
SUPERVISOR DE ÁREA ADMINISTRATIVA	86		22,905
SUPERVISOR DE ÁREA TÉCNICA	11		22,905
OPERADOR SUPERVISOR "D"	8		22,905
VIGILANTE DE LA ASF	17		22,905
SRIA. DIRECTOR DE ÁREA	1		21,451
CHOFER DE SERVICIOS GENERALES	2		18,808
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	37		21,192
COORDINADOR DE PROYECTOS ESPECIALES	7		21,115
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7		20,884
ANALISTA ESPECIALIZADO EN PROYECTOS	6		20,441
ESPECIALISTA TÉCNICO	7		20,185
ESPECIALISTA EN PROYECTOS TÉCNICOS	7		19,932
ESPECIALISTA HACENDARIO	4		20,327
TÉCNICO MEDIO	12		20,164
ANALISTA CONTABLE	26		19,893
TÉCNICO CONTABLE	36		19,627
TÉCNICO MEDIO CONTABLE	41		19,504
AUXILIAR TÉCNICO CONTABLE	41		19,257

1.- Los límites de percepción extraordinaria neta anual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 22.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	REMUNERACIÓN RECIBIDA
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,999,759**
Impuesto sobre la renta retenido 2/	1,174,613

Percepción bruta anual	**4,174,373**
I. Percepciones ordinarias:	**3,347,662**
a) Sueldos y salarios:	**2,371,930**
i) Sueldo base	436,056
ii) Compensación garantizada	1,935,874
b) Prestaciones:	**975,732**
i) Aportaciones a seguridad social	45,203
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	69,215
iv) Gratificación de fin de año (compensación garantizada)	306,480
v) Prima quinquenal (antigüedad)	2,400
vi) Ayuda para despensa	924
vii) Seguro de vida institucional	40,323
viii) Seguro de gastos médicos mayores	23,427
ix) Seguro de separación individualizado	338,847
x) Revisión Médica	7,000
xi) Vales de Despensa	129,800
II. Percepciones extraordinarias:	**826,711**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	826,711

1/ Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 22.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 22.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

(3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

			MINISTRO PRESIDENTE	MINISTRO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA			**6,118,837**	**6,118,837**
a)	Sueldos y salarios:		**4,274,912**	**4,274,912**
	i)	Sueldo base	590,695	590,695
	ii)	Compensación garantizada	2,526,843	2,526,843
	iii)	Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b)	Prestaciones:		**1,129,349**	**1,129,349**
	i)	Aportaciones a seguridad social		
	ii)	Ahorro solidario (Art. 100 Ley del ISSSTE)		
	iii)	Prima vacacional	86,598	86,598
	iv)	Aguinaldo (sueldo base y compensación garantizada)	494,046	494,046
	v)	Gratificación de fin de año (comp. garantizada)		
	vi)	Prima quinquenal (antigüedad)		
	vii)	Ayuda para despensa		
	viii)	Seguro de vida institucional	51,439	51,439
	ix)	Seguro colectivo de retiro		
	x)	Seguro de gastos médicos mayores	19,232	19,232
	xi)	Seguro de separación individualizado	445,363	445,363
	xii)	Apoyo económico para adquisición de vehículo		
	xiii)	Estímulo por antigüedad	28,571	28,571

xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**714,576**	**714,576**

ANEXO 22.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,200,000**
a) Sueldos y salarios:	**2,496,000**
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones de previsión social e inherentes al cargo	377,411
b) Prestaciones:	**797,787**
i) Aportaciones a seguridad social	
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	335,483
v) Gratificación de fin de año (comp. garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	34,957
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	33,170
xi) Seguro de separación individualizado	302,656
xii) Apoyo económico para adquisición de vehículo	
xiii) Estímulo por antigüedad	28,571
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**906,213**

ANEXO 22.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 22.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,200,000**
a) Sueldos y salarios:	**2,601,929**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	377,410
b) Prestaciones:	**899,498**
i) Aportaciones a seguridad social	47,465
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,315
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	347,361
v) Prima quinquenal (antigüedad)	16,320
vi) Ayuda para despensa	0
vii) Seguro de vida institucional	36,705
viii) Seguro colectivo de retiro	146
ix) Seguro de gastos médicos mayores	20,396
x) Seguro de separación individualizado	313,313
xi) Apoyo económico para adquisición de vehículo	0
xii) Otras prestaciones	40,685
c) Pago por riesgo	**698,573**

ANEXO 22.6.2. REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,118,837**
a) Sueldos y salarios:	**4,222,347**
i) Sueldo base	590,695
ii) Compensación garantizada	2,526,843
iii) Prestaciones nominales	1,104,809
b) Prestaciones:	**1,181,914**
i) Aportaciones a seguridad social	47,465
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,315
iii) Prima vacacional	86,598
iv) Aguinaldo (sueldo base y compensación garantizada)	487,114
v) Prima quinquenal (antigüedad)	16,320

vi) Ayuda para despensa	0
vii) Seguro de vida institucional	51,439
viii) Seguro colectivo de retiro	146
ix) Seguro de gastos médicos mayores	20,396
x) Seguro de separación individualizado	439,090
xi) Apoyo económico para adquisición de vehículo	0
xii) Estímulo por antigüedad	13,931
xiii) Ayuda de anteojos	3,100
xiv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**714,576**

ANEXO 22.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 22.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos **2013**

	MAGISTRADO PRESIDENTE	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,118,837**	**6,118,837**
a) Sueldos y salarios:	**4,205,865**	**4,205,865**
i) Sueldo base	590,695	590,695
ii) Compensación garantizada	2,526,843	2,526,843
iii) Prestaciones nominales	1,088,327	1,088,327
b) Prestaciones:	**1,198,396**	**1,198,396**
i) Aportaciones a seguridad social	47,466	47,466
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,315	15,315
iii) Prima vacacional	86,598	86,598
iv) Aguinaldo (sueldo base y compensación garantizada)	487,878	487,878
v) Prima quinquenal (antigüedad)	16,320	16,320
vi) Ayuda para despensa	-	-
vii) Seguro de vida institucional	48,374	48,374
viii) Seguro colectivo de retiro	146	146
ix) Seguro de gastos médicos mayores	24,940	24,940
x) Seguro de separación individualizado	439,090	439,090
xi) Apoyo económico para adquisición de vehículo	-	-
xii) Estímulo por antigüedad	28,169	28,169
xiii) Ayuda de anteojos	3,100	3,100
xiv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**714,576**	**714,576**

ANEXO 22.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE LA SALA SUPERIOR QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

<u>Pesos</u> 2013

	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,200,000**
a) Sueldos y salarios:	**2,496,000**
i) Sueldo base	495,249
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,410
b) Prestaciones:	**891,027**
i) Aportaciones a seguridad social	47,466
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,315
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	331,547
v) Prima quinquenal (antigüedad)	16,320
vi) Ayuda para despensa	-
vii) Seguro de vida institucional	34,957
viii) Seguro colectivo de retiro	146
ix) Seguro de gastos médicos mayores	21,866
x) Seguro de separación individualizado	298,393
xi) Apoyo económico para adquisición de vehículo	-
xii) Otras prestaciones	66,167
c) Pago por Riesgo	**812,973**

ANEXO 22.8. INSTITUTO FEDERAL ELECTORAL

ANEXO 22.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES 1/	182,369	185,339	39,847	67,462	222,215	252,801
SECRETARIO EJECUTIVO	152,016	161,808	34,029	59,482	186,045	221,291

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al Artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).

* La información corresponde a las percepciones 2012.

ANEXO 22.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS	182,369	185,339	39,847	67,462	222,215	252,801

ELECTORALES 1/						
SECRETARIO EJECUTIVO	152,016	161,808	34,029	59,482	186,045	221,291
CONTRALOR GENERAL	140,324	161,808	31,688	59,482	172,012	221,291
DIRECTOR EJECUTIVO	135,639	140,464	30,745	52,230	166,384	192,694
DIRECTOR GENERAL	135,639	140,464	30,745	52,230	166,384	192,694
COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	128,030	135,779	29,352	50,713	157,382	186,492
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	128,030	135,779	29,352	50,713	157,382	186,492
SUBCONTRALOR	118,586	135,779	27,488	50,713	146,074	186,492
DIRECTOR DE UNIDAD TÉCNICA	111,389	118,726	26,205	44,981	137,594	163,707
JEFE DE UNIDAD DE ASUNTOS INTERNACIONALES	111,389	118,726	26,205	44,981	137,594	163,707
JEFE DE UNIDAD TÉCNICA	111,389	118,726	26,205	44,981	137,594	163,707
COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	104,672	111,529	24,911	42,709	129,583	154,238
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	104,672	111,529	24,911	42,709	129,583	154,238
COORDINADOR DE LOGÍSTICA	104,672	111,529	24,911	42,709	129,583	154,238
COORDINADOR	96,302	104,812	23,328	40,404	119,630	145,216
VOCAL EJECUTIVO DE JUNTA LOCAL	96,302	104,812	23,328	40,404	119,630	145,216
DIRECTOR DE ÁREA DE ESTRUCTURA	96,302	104,812	23,328	40,404	119,630	145,216
LÍDER DE PROYECTO	96,302	104,812	23,328	40,404	119,630	145,216
VOCAL EJECUTIVO DE JUNTA LOCAL	96,302	104,812	23,328	40,404	119,630	145,216
VOCAL EJECUTIVO DE JUNTA LOCAL	90,133	96,442	22,199	37,676	112,332	134,119
DIRECTOR DE ÁREA DE ESTRUCTURA	86,251	90,273	21,385	35,666	107,636	125,939
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	78,363	86,391	19,527	34,019	97,890	120,410
DIRECTOR DE ÁREA DE ESTRUCTURA	78,363	86,391	19,527	34,019	97,890	120,410
ASESOR DE CONSEJERO PRESIDENTE "G"	78,363	86,391	19,527	34,019	97,890	120,410
COORDINADOR DE ENLACE INSTITUCIONAL	78,363	86,391	19,527	34,019	97,890	120,410
COORDINADOR DE TECNOLOGÍA DE INFORMÁTICA ADMINISTRATIVA	78,363	86,391	19,527	34,019	97,890	120,410
LÍDER DE PROYECTO "A"	78,363	86,391	19,527	34,019	97,890	120,410
ASESOR DE CONSEJERO ELECTORAL "A"	72,571	78,503	18,467	31,259	91,038	109,762
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	72,571	78,503	18,467	31,259	91,038	109,762
LÍDER DE PROYECTO	72,571	78,503	18,467	31,259	91,038	109,762
COORDINADOR DE EVENTOS MÚLTIPLES	66,788	72,711	17,195	29,095	83,982	101,806
ASESOR DE SECRETARIO EJECUTIVO	59,824	72,711	15,920	29,095	75,744	101,806
SECRETARIO PRIVADA DEL SECRETARIO EJECUTIVO	59,824	72,711	15,920	29,095	75,744	101,806
SECRETARIO TÉCNICO DE SECRETARIO EJECUTIVO	59,824	72,711	15,920	29,095	75,744	101,806
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	59,824	66,928	15,920	27,211	75,744	94,138
ASESOR DEL SECRETARIO EJECUTIVO "D"	59,824	66,928	15,920	27,211	75,744	94,138
COORDINADOR TÉCNICO	59,824	66,928	15,920	27,211	75,744	94,138
ASESOR DE CONSEJERO ELECTORAL "B"	55,636	59,964	14,811	24,497	70,447	84,461
ASESOR DE CONSEJERO ELECTORAL "C"	55,636	59,964	14,811	24,497	70,447	84,461
ASESOR DE SECRETARIO EJECUTIVO	55,636	59,964	14,811	24,497	70,447	84,461
SUBDIRECTOR DE ÁREA	55,636	59,964	14,811	24,497	70,447	84,461
COORDINADOR OPERATIVO	49,164	55,776	13,302	22,712	62,466	78,488
COORDINADOR OPERATIVO "A"	49,164	55,776	13,302	22,712	62,466	78,488
LÍDER DE PROYECTO "F"	49,164	55,776	13,302	22,712	62,466	78,488
SECRETARIO PARTICULAR DE DIR. DE UNIDAD TÉCNICA	49,164	55,776	13,302	22,712	62,466	78,488
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	49,164	55,776	13,302	22,712	62,466	78,488
UNIDAD DE INFORMACIÓN Y ACERVO	49,164	55,776	13,302	22,712	62,466	78,488
VOCAL SECRETARIO DE JUNTA LOCAL	49,164	55,776	13,302	22,712	62,466	78,488
SUBDIRECTOR DE ÁREA	49,164	55,776	13,302	22,712	62,466	78,488
VOCAL EJECUTIVO DE JUNTA DISTRITAL	43,369	49,304	12,309	20,447	55,678	69,751
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	43,369	49,304	12,309	20,447	55,678	69,751
LÍDER DE PROYECTO "B"	43,369	49,304	12,309	20,447	55,678	69,751
LÍDER DE PROYECTO "D"	43,369	49,304	12,309	20,447	55,678	69,751
SUBDIRECTOR DE ÁREA	43,369	49,304	12,309	20,447	55,678	69,751
VOCAL DE JUNTA LOCAL	43,369	49,304	12,309	20,447	55,678	69,751
SUBDIRECTOR DE ÁREA	43,369	49,304	12,309	20,447	55,678	69,751
SUBDIRECTOR DE SERVICIOS WEB	43,369	49,304	12,309	20,447	55,678	69,751
SUBDIRECTOR DE TECNOLOGÍA Y SEGURIDAD INFORMÁTICA	43,369	49,304	12,309	20,447	55,678	69,751
ASESOR DE CONSEJERO ELECTORAL "A"	43,369	49,304	12,309	20,447	55,678	69,751
ASESOR DE CONSEJERO PRESIDENTE "H"	40,587	49,304	11,611	20,447	52,198	69,751
ASESOR DE SECRETARIO EJECUTIVO	40,587	43,509	11,611	18,558	52,198	62,067
VOCAL SECRETARIO DE JUNTA DISTRITAL	40,587	43,509	11,611	18,558	52,198	62,067

LÍDER DE PROYECTO "E"	32,857	35,649	9,604	15,231	42,461	50,879
JEFE DE DEPARTAMENTO	30,235	32,997	8,966	14,118	39,201	47,116
LÍDER DE PROYECTO "E"	30,235	32,997	8,966	14,118	39,201	47,116
COORDINADOR OPERATIVO	30,235	32,997	8,966	14,118	39,201	47,116
VOCAL DE JUNTA DISTRITAL	30,235	32,997	8,966	14,118	39,201	47,116
JEFE DE DEPARTAMENTO	27,848	30,375	8,447	13,225	36,295	43,600
JEFE DE DEPARTAMENTO	27,848	30,375	8,447	13,225	36,295	43,600
ASESOR "C"	27,848	30,375	8,447	13,225	36,295	43,600
ENLACE ADMINISTRATIVO	24,819	27,988	7,842	12,331	32,660	40,319
INVESTIGADOR	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DE PROYECTO DE LOGÍSTICA	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DE DEPARTAMENTO	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DE MONITOREO A MÓDULOS	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DE PROYECTO	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DE PROYECTO "A"	24,819	27,988	7,842	12,331	32,660	40,319
JEFE DEL DEPARTAMENTO DE TECNOLOGÍA	24,819	27,988	7,842	12,331	32,660	40,319
LÍDER DE PROYECTO "C"	24,819	27,988	7,842	12,331	32,660	40,319
SECRETARIO TÉCNICO DE CONSEJERO PRESIDENTE	24,819	27,988	7,842	12,331	32,660	40,319
ASESOR ELECTORAL	24,819	27,988	7,842	12,331	32,660	40,319
ASESOR DE CONSEJERO PRESIDENTE	22,403	24,972	7,438	11,407	29,841	36,379
ASESOR JURIDICO	21,059	22,552	7,049	10,474	28,108	33,026
JEFE DE DEPARTAMENTO DE OPERACIÓN DE SISTEMAS	21,059	22,552	7,049	10,474	28,108	33,026
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	21,059	22,552	7,049	10,474	28,108	33,026
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	21,059	22,552	7,049	10,474	28,108	33,026
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	21,059	22,552	7,049	10,474	28,108	33,026
JEFE DE PROYECTO "C"	21,059	22,552	7,049	10,474	28,108	33,026
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	19,833	26,378	5,240	5,675	25,073	32,053
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	18,534	24,189	4,880	5,151	23,414	29,340
INFORMÁTICO ESPECIALIZADO	18,534	24,189	4,880	5,151	23,414	29,340
AUXILIAR DE ENLACE ADMINISTRATIVO	12,335	22,631	3,716	4,888	16,051	27,519
COORDINADOR DE COMUNICACIÓN SOCIAL	17,441	22,631	4,667	4,888	22,107	27,519
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	17,441	22,631	4,667	4,888	22,107	27,519
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA	17,441	22,631	4,667	4,888	22,107	27,519
SUBCOORDINADOR DE SERVICIOS	17,441	22,631	4,667	4,888	22,107	27,519
PROFESIONAL DICTAMINADOR DE SERVICIOS ESPECIALIZADOS	13,515	21,342	3,950	4,675	17,465	26,018
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	15,191	20,053	4,258	4,495	19,449	24,548
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA DISTRITAL	15,191	20,053	4,258	4,495	19,449	24,548
TÉCNICO ELECTORAL "B"	9,749	16,721	3,268	4,004	13,017	20,725
PROFESIONAL DE SERVICIOS ESPECIALIZADOS	11,024	16,721	3,474	3,961	14,499	20,683
CHOFER DE PROCESOS ELECTORALES A	11,024	15,306	3,474	3,741	14,499	19,047
TÉCNICO ELECTORAL	9,749	13,733	3,268	3,528	13,017	17,260
COORDINADOR DE UNIDAD DE SERVICIOS ESPECIALIZADOS	9,101	13,733	3,144	3,528	12,245	17,260
TÉCNICO EN PROCESO ELECTORAL	8,513	12,210	3,053	3,296	11,566	15,506
TÉCNICO DE CAMPO	8,513	11,466	3,053	3,195	11,566	14,661
SECRETARIA DE PROCESOS ELECTORALES A	7,780	11,466	2,943	3,195	10,723	14,661
SECRETARIA DE PROCESOS ELECTORALES "B"	7,437	10,398	2,649	3,050	10,086	13,447
ESPECIALISTA TÉCNICO	6,909	9,967	2,498	2,856	9,408	12,824

* La información corresponde a las percepciones 2012.

ANEXO 22.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,726**		
PLAZAS TÉCNICO OPERATIVO NIVEL FA1 AL LA2	6,726	0	9,700

Corresponde a la prestación de vales de fin de año para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que dá para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.
Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.
* La información corresponde a las percepciones 2012.

ANEXO 22.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,033,617**
Impuesto sobre la renta retenido (30%) *_/	**1,091,263**
Percepción bruta anual	**4,124,880**
I. Percepciones ordinarias:	**4,124,880**
a) Sueldos y salarios:	3,111,768
i) Sueldo base	584,316
ii) Compensación garantizada	2,527,452
b) Prestaciones:	1,013,112
i) Aportaciones a seguridad social	43,383
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,998
iii) Prima vacacional	16,231
iv) Aguinaldo ó Gratificación de fin de año	448,960
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	52,900
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	30,608
xi) Seguro de separación individualizado	404,530
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembros permanente del Consejo General del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).
*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2012.
* La información corresponde a las percepciones 2012.

ANEXO 22.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL SECRETARIO EJECUTIVO (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,603,632**
Impuesto sobre la renta retenido (30%) *_/	**921,202**
Percepción bruta anual	**3,524,834**
I. Percepciones ordinarias:	**3,524,834**
a) Sueldos y salarios:	2,646,516
i) Sueldo base	461,964
ii) Compensación garantizada	2,184,552
b) Prestaciones:	878,318
i) Aportaciones a seguridad social	43,383
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,998
iii) Prima vacacional	12,832
iv) Aguinaldo ó Gratificación de fin de año	381,757
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	44,991
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	30,608
xi) Seguro de separación individualizado	344,047
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	0

1/ Miembros permanente del Consejo General del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).
*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2012.
* La información corresponde a las percepciones 2012.

ANEXO 22.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 22.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando:						
Presidente de la CNDH		136,593		62,036		198,629
Visitador General/Secretario	122,103	125,119	58,954	60,370	181,057	185,489
Oficial Mayor		121,481		58,954		180,435
Director General/Coordinador General	86,302	117,549	44,759	57,423	131,061	174,972
Director General Adjunto	65,620	86,835	35,882	44,142	101,502	130,977
Coordinador de Programa, Secretario Particular y Secretario Técnico de la Presidencia	58,008	76,424	32,850	40,146	90,858	116,570
Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	43,392	72,001	25,888	37,872	69,280	109,873
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Responsable Administrativo	22,488	41,406	16,962	24,981	39,450	66,387
Jefe de Departamento	16,482	28,616	14,990	20,020	31,472	48,636
Personal Técnico operativo y de Enlace:						
Enlace (del nivel 27Z al 27D)	8,150	18,014	5,566	8,278	13,716	26,292

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2013, EN FUNCIÓN DEL PUESTO QUE OCUPEN.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO 75 CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTO DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 22.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS 2013 (pesos)

Denominación		Plazas	Pago extraordinario anual unitario Máximo
Total Puestos		**1,490**	
Personal de mando:		**852**	
	Presidente de la CNDH	1	508,497
	Visitador General/Secretario	8	591,731
	Oficial Mayor	1	574,920
	Director General / Coordinador General/Titular del Órgano Interno de Control	29	550,453
	Director General Adjunto	17	410,353
	Coordinador de Programa y Secretario Particular de la Presidencia	2	395,880
	Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	94	305,016
	Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Coordinador Administrativo	551	191,510
	Jefe de Departamento	149	79,623
Personal de Enlace		**638**	
	Enlace (del nivel 27Z al 27D)	638	70,898

ANEXO 22.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS 2013 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,919,332**
Impuesto sobre la renta retenido	1,124,540
Percepción bruta anual	**4,043,872**
I. Percepciones ordinarias:	**3,317,448**
a) Sueldos y salarios:	**2,314,271**
Sueldo base	338,474
Compensación Garantizada	1,975,797
b) Prestaciones:	**1,003,177**
i) Aportaciones a seguridad social	47,466
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	0
iii) Prima vacacional	64,285
iv) Gratificación de fin de año	366,505
v) Prima quinquenal	N/A
vi) Ayuda para despensa	N/A
vii) Seguro de vida	29,683
viii) Seguro de gastos médicos mayores	68,200
ix) Fondo de separación individualizado	330,610
x) Ayuda para el desarrollo personal y cultural	96,428

xi) Vales de despensa	N/A
xii) Día del niño	N/A
II. Percepciones extraordinarias:	**726,424**
a) Pago extraordinario	726,424

ANEXO 22.10. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 22.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente del Instituto	0	147,021	0	43,924	0	190,945
Vicepresidente	0	136,640	0	40,793	0	177,433
Direccion General	0	124,010	0	36,867	0	160,877
Dirección General Adjunta	63,801	108,833	18,657	32,261	82,458	141,094
Dirección de Área	39,991	83,191	11,373	24,515	51,364	107,706
Subdirección de Área	23,859	38,074	6,574	10,776	30,433	48,850
Jefatura de Departamento	16,858	24,554	4,652	6,761	21,510	31,315
Personal de Enlace	9,934	15,437	2,775	4,254	12,709	19,691
Personal de Enlace Eventual	7,185	14,875	1,275	2,343	8,460	17,218
Personal Operativo	6,591	9,673	2,206	2,545	8,797	12,218
Personal Operativo Eventual	5,104	8,208	2,081	2,345	7,185	10,553

ANEXO 22.10.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,398,504**
Impuesto sobre la renta retenido (30%) 1/	917,793
Percepción bruta anual	**3,316,297**
I. Percepciones Ordinarias:	**3,316,297**
a) Sueldos y salarios:	**2,457,291**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	**859,006**
I) Aportaciones de seguridad social	49,846
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	14,585
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,321
V) Gratificación de fin de año (Compensación Garantizada)	344,966
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,208
IX) Seguro Colectivo de Retiro	473
X) Seguro de Gastos médicos mayores	11,052
XI) Seguro de Separación Individualizado	351,042
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 5 de enero de 2012.
2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 22.10.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,234,103**
Impuesto sobre la renta retenido (30%) 1/	848,304
Percepción bruta anual	**3,082,407**
I. Percepciones Ordinarias:	**3,082,407**
a) Sueldos y salarios:	**2,279,332**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	**803,075**
I) Aportaciones de seguridad social	49,846
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	14,585
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,321
V) Gratificación de fin de año (Compensación Garantizada)	316,718
VI) Prima quinquenal (antigüedad) 2/	2,700

VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,947
IX) Seguro Colectivo de Retiro	473
X) Seguro de Gastos médicos mayores	11,052
XI) Seguro de Separación Individualizado	325,619
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 5 de enero de 2012.
2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 22.11. TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA

ANEXO 22.11.1. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA (pesos)

REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL T.F.J.F.A. (pesos)

NIVEL JERÁRQUICO: 1 / CMSI	REMUNERACIÓN RECIBIDA
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,508,667.66**
Impuesto Sobre la Renta Retenido (30%) 1/	**972,398.97**
Percepción Bruto Anual	**3,481,066.63**
I. Percepciones Ordinarias:	**3,305,545.75**
a) Sueldos y salarios:	**2,457,291.36**
I) Sueldo Base	284,006.40
II) Compensación Garantizada	2,173,284.96
b) Prestaciones:	**848,254.39**
I) Aportaciones de Seguridad Social	45,202.96
II) Ahorro Solidario (Artículo 100 de la Ley del ISSSTE) 2/	0.00
III) Prima Vacacional	7,889.06
IV) Aguinaldo (Sueldo Base)	45,080.40
V) Gratificación de Fin de Año (Compensación Garantizada)	344,965.87
VI) Prima Quinquenal (antigüedad) 3/	2,400.00
VII) Ayuda para Despensa	924.00
VIII) Seguro de Vida Institucional	31,207.60
IX) Seguro Colectivo de Retiro	473.28
X) Seguro de Gastos Médicos Mayores	19,069.60
XI) Seguro de Separación Individualizado	351,041.62
XII) Apoyo Económico para Adquisición de Vehículo	0.00
II. Percepciones Extraordinarias	**175,520.88**
a) Pago por Riesgo y Potenciación de Seguro de Vida	0.00
b) Plan de Jubilación /4	175,520.88

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente para el ejercicio fiscal de 2012.
2/ El ahorro solidario se calculó sobre el 6.5% del SB y Prima Quincenal
3/ Incluye la estimación por costo máxima de 5 quinquenios
4/ Planes de pensiones o jubilaciones. Conforme al art. 127 de la CPEUM, estos conceptos no formarán parte de las remuneraciones.

ANEXO 22.11.2. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA (NETOS MENSUALES) (pesos)

LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA

(NETOS MENSUALES PESOS)

TIPOS DE PERSONAL	NIVEL	SUELDOS Y SALARIOS		PRESTACIONES (EN EFECTIVO Y EN ESPECIE)_/1		PERCEPCIÓN ORDINARIA TOTAL	
		MÍNIMO	MÁXIMO	MÍNIMO	MÁXIMO	MÍNIMO	MÁXIMO
PRESIDENTE DEL TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA	1	147,215	147,215	23,410	51,388	170,625	198,603
MAGISTRADO PRESIDENTE DE SECCION	2	143,205	143,205	22,701	51,475	165,906	194,680
MAGISTRADO DE SALA SUPERIOR /MAGISTRADO DE LA JUNTA DE GOBIERNO Y ADMINISTRACIÓN	3	142,368	142,368	22,473	50,904	164,841	193,272
MAGISTRADO DE SALA REGIONAL / MAGISTRADO SUPERNUMERARIO DE SALA REGIONAL	4	129,777	129,777	20,475	47,107	150,252	176,884
SECRETARIO OPERATIVO DE ADMINISTRACIÓN/SECRETARIO OPERATIVO DE TECNOLOGÍAS DE INFORMACIÓN Y LAS COMUNICACIONES / CONTRALOR INTERNO	5	111,311	111,311	17,543	39,954	128,854	151,265
SECRETARIO GENERAL DE ACUERDOS	6	98,951	98,951	15,575	36,206	114,526	135,157
SECRETARIO AUXILIAR DE LA JUNTA DE GOBIERNO Y ADMINISTRACIÓN / DIRECTOR GENERAL "A"	7	83,385	83,385	13,069	25,477	96,454	108,862
SECRETARIO PARTICULAR DEL PRESIDENTE DEL TRIBUNAL	8	73,014	73,014	11,406	22,294	84,420	95,308
DIRECTOR GENERAL "B"	9	63,995	63,995	9,959	19,521	73,954	83,516
SECRETARIO ADJUNTO DE ACUERDOS DE SECCIÓN / TITULAR DE LA UNIDAD "A"	10	59,037	59,037	9,077	17,708	68,114	76,745
DIRECTOR DE AREA "A"	11	49,843	49,843	7,618	14,936	57,461	64,779
DIRECTOR DE AREA "B"	12	49,843	49,843	7,571	14,779	57,414	64,622
SECRETARIO DE ACUERDOS DE SALA SUPERIOR / TITULAR DE LA UNIDAD "B" / COORDINADOR DE ACTUARIA COMÚN SRM "A" / COORDINADOR DE ACTUARIA COMÚN SRM "B" / COORDINADOR DE OFICIALÍA DE PARTES DE SALAS REGIONES METROPOLITANAS / DIRECTOR DE ÁREA "C"	13	43,163	43,163	6,511	12,765	49,674	55,928
TITULAR DE LA UNIDAD "C" / SECRETARIO DE ACUERDOS DE SALA REGIONAL / DIRECTOR DE ÁREA "D" /	14	37,455	37,455	5,557	10,885	43,012	48,340
SUBDIRECTOR DE ÁREA "A"	15	37,397	37,397	5,548	10,867	42,945	48,264
SUBDIRECTOR DE ÁREA "B"	16	31,809	31,809	4,661	9,182	36,470	40,991
SUBDIRECTOR DE ÁREA "C"	17	31,575	31,575	4,618	9,093	36,193	40,668
SUBDIRECTOR DE ÁREA "D"	18	27,349	27,349	3,947	7,818	31,296	35,167
SUBDIRECTOR DE ÁREA "E"	19	23,692	23,692	3,406	6,790	27,098	30,482
SUBDIRECTOR DE ÁREA "F"	20	21,084	21,084	3,019	6,043	24,103	27,127
ACTUARIO / JEFE DE DEPARTAMENTO "A"	21	18,712	18,712	2,659	5,337	21,371	24,049
JEFE DE DEPARTAMENTO "B"	22	18,712	18,712	2,652	5,313	21,364	24,025
JEFE DE DEPARTAMENTO "C"	23	16,609	16,609	2,350	4,739	18,959	21,348
OFICIAL JURISDICCIONAL / SECRETARIA DE MAGISTRADO / SECRETARIA PARLAMENTARIA	24	14,010	14,010	1,976	4,018	15,986	18,028
SECRETARIA TITULAR DE ÁREA / ANALISTA ADMINISTRATIVO / ARCHIVISTA / OFICIAL DE PARTES	25	12,570	12,570	1,759	3,587	14,329	16,157
TÉCNICO ADMINISTRATIVO	26	9,645	9,645	1,339	2,781	10,984	12,426
SECRETARIA DE SECRETARIO DE ACUERDOS DE SALA SUPERIOR / APOYO ADMINISTRATIVO / SECRETARIA DE SECRETARIO DE ACUERDOS DE SALA REGIONAL / SECRETARIA DE ACTUARIO / APOYO TÉCNICO / AUXILIAR ADMINISTRATIVO /	27	9,390	9,751	937	4,476	10,327	14,227
AUXILIAR DE SALA O DE ÁREA	28	8,066	8,462	881	4,382	8,947	12,844

_/ 1 NO SE INCLUYE PAGO DE PRIMAS DE GASTOS MÉDICOS MAYORES NI PLÁN DE JUBILACIÓN DE ACUERDO AL ART. 127 FRACC. IV DE LA CONSTITUCIÓN POLÍTICA DE LOS E.U. MEXICANOS

ANEXO 23. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

	Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y	Total

				contingente	
Ramos Generales					
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	4,714,010,818	0	6,276,826,660	10,990,837,478
	Ramo	468,930,052	0	425,155,363	894,085,415
	Fondo de Aportaciones para la Educación Básica y Normal	4,175,769,054	0	5,818,915,654	9,994,684,708
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	69,311,712	0	32,755,643	102,067,355
33	Aportaciones Federales para Entidades Federativas y Municipios	825,599,956	0	118,192,337	943,792,293
	Fondo de Aportaciones para los Servicios de Salud	825,599,956	0	118,192,337	943,792,293

ANEXO 24. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público	
	Programa de Subsidio a la Prima del Seguro Agropecuario
	Fortalecimiento a la Transversalidad de la Perspectiva de Género
	Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
	Programa de esquema de financiamiento y subsidio federal para vivienda
	Programas Albergues Escolares Indígenas (PAEI)
	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)
	Programa Fondos Regionales Indígenas (PFRI)
	Programa Organización Productiva para Mujeres Indígenas (POPMI)
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)
	Programa de Seguro para Contingencias Climatológicas
	Acciones para la igualdad de género con población indígena
	Programa de Garantías Liquidas
	Programa integral de formación, capacitación y consultoría para Productores e Intermediarios Financieros Rurales
	Constitución y Operación de Unidades de Promoción de Crédito
	Reducción de Costos de Acceso al Crédito
	Programas de Capital de Riesgo y para Servicios de Cobertura
	Programa que Canaliza Apoyos para el Fomento a los Sectores Agropecuario, Forestal, Pesquero y Rural
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Apoyo a la Inversión en Equipamiento e Infraestructura
	PROCAMPO Productivo
	Programa de Prevención y Manejo de Riesgos
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural
	Programa de Sustentabilidad de los Recursos Naturales
	Programa de Acciones en Concurrencia con las Entidades Federativas en Materia de Inversión, Sustentabilidad y Desarrollo de Capacidades
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Programa para el Desarrollo de la Industria del Software (PROSOFT)
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
	Programa de Fomento a la Economía Social (FONAES)
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
	Programa Nacional de Financiamiento al Microempresario
	Competitividad en Logística y Centrales de Abasto
	Programa para el Desarrollo de las Industrias de Alta Tecnología (PRODIAT)
11 Educación Pública	
	Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes
	Programa Asesor Técnico Pedagógico y para la Atención Educativa a la diversidad social, lingüística y cultural
	Programa Educativo Rural
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria
	Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas
	Cultura Física
	Deporte
	Sistema Mexicano del Deporte de Alto Rendimiento
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)
	Programa de Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal (FOREMOBA)
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)

	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Programa Integral de Fortalecimiento Institucional
	Programa de Mejoramiento del Profesorado (PROMEP)
	Programa Nacional de Becas y Financiamiento (PRONABES)
	Programa Escuelas de Calidad
	Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
	Programa de Desarrollo Humano Oportunidades
	Programa de Educación inicial y básica para la población rural e indígena
	Programas Atención a la Demanda de Educación para Adultos (INEA) y Modelo de Educación para la Vida y el Trabajo (INEA)
	Acciones compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica
	Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
	Programa Nacional de Lectura
12 Salud	
	Programa para la Protección y el Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Caravanas de la Salud
	Seguro Médico Siglo XXI
	Sistema Integral de Calidad en Salud
	Programa Comunidades Saludables
	Programa de Atención a Personas con Discapacidad
	Programa de Desarrollo Humano Oportunidades
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Reforma Agraria	
	Joven Emprendedor Rural y Fondo de Tierras
	Programa de la Mujer en el Sector Agrario (PROMUSAG)
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
16 Medio Ambiente y Recursos Naturales	
	Programa de Modernización y Tecnificación de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
	ProÁrbol.-Pago por Servicios Ambientales
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Limpia
	Programa de Empleo Temporal (PET)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización y Equipamiento de Distritos de Riego
19 Aportaciones a Seguridad Social	
	Programa IMSS-Oportunidades
20 Desarrollo Social	
	Programa de Vivienda Rural
	Programa de Apoyo Alimentario
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Rescate de espacios públicos
	Pensión para Adultos Mayores
	Programa de apoyo a los avecindados en condiciones de pobreza patrimonial para regularizar asentamientos humanos irregulares (PASPRAH)
	Programa para el Desarrollo de Zonas Prioritarias
	Programa Prevención de Riesgos en los Asentamientos Humanos
	Programa Hábitat
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Opciones Productivas
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa de Vivienda Digna
	Programa 3 x 1 para Migrantes
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Seguro de Vida para Jefas de Familia

38 Consejo Nacional de Ciencia y Tecnología
Becas de posgrado y otras modalidades de apoyo a la calidad
Sistema Nacional de Investigadores
Fortalecimiento a nivel sectorial de las capacidades científicas, tecnológicas y de innovación
Fortalecimiento en las Entidades Federativas de las capacidades científicas, tecnológicas y de innovación
Apoyo al Fortalecimiento y Desarrollo de la Infraestructura Científica y Tecnológica

ANEXO 25. PRINCIPALES PROGRAMAS

04	**Gobernación**
	Servicios migratorios en fronteras, puertos y aeropuertos
	Servicios de inteligencia para la Seguridad Nacional
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación.
	Registro e Identificación de Población
	Coordinación del Sistema Nacional de Protección Civil
	Implementación de la Reforma al Sistema de Justicia Penal
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal
	Otorgamiento de subsidios para las entidades federativas para el fortalecimiento de las instituciones de seguridad pública en materia de mando policial
	Programa Nacional de Prevención del Delito
06	**Hacienda y Crédito Público**
	Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
	Programa de Esquema de Financiamiento y Subsidio Federal para Vivienda
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**
	Programa de Prevención y Manejo de Riesgos
	Programa de Apoyo a la Inversión en Equipamiento e Infraestructura
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo Rural
	PROCAMPO Productivo
	Programa de Sustentabilidad de los Recursos Naturales
	Programa de Acciones en Concurrencia con las Entidades Federativas en Materia de Inversión, Sustentabilidad y Desarrollo de Capacidades
09	**Comunicaciones y Transportes**
	Proyectos de infraestructura económica de carreteras
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales
	Mantenimiento de Carreteras
	Programa de Empleo Temporal (PET)
	Servicios en puertos, aeropuertos y ferrocarriles
	Sistema Satelital
10	**Economía**
	Programa de Fomento a la Economía Social (FONAES)
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
	Fondo Emprendedor
11	**Educación Pública**
	Programa de Educación inicial y básica para la población rural e indígena
	Programa Nacional de Becas y Financiamiento (PRONABES)
	Programa Escuelas de Calidad
	Programa de Desarrollo Humano Oportunidades
	Deporte
	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Subsidios federales para organismos descentralizados estatales
	Programa de becas
	Expansión de la oferta educativa en Educación Media Superior
	Fondo concursable de la inversión en infraestructura para Educación Media Superior
	Laptops para niños que cursan 5to y 6to grado de primaria
	Prestación de servicios de educación media superior
	Prestación de servicios de educación técnica
	Investigación científica y desarrollo tecnológico
	Escuelas Dignas
	Producción y distribución de libros de texto gratuitos
	Proyectos de infraestructura social de educación
	Programa Piloto Becas-Salario
12	**Salud**
	Seguro Popular

	Seguro Médico Siglo XXI
	Programa de Desarrollo Humano Oportunidades
	Prevención y atención contra las adicciones
	Programa Comunidades Saludables
	Programa de Atención a Personas con Discapacidad
	Programa para la Protección y el Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Reducción de la mortalidad materna
	Prevención contra la obesidad
	Prevención y atención de VIH/SIDA y otras ITS
14	**Trabajo y Previsión Social**
	Programa de Apoyo al Empleo (PAE)
15	**Reforma Agraria**
	Programa de la Mujer en el Sector Agrario (PROMUSAG)
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
	Joven Emprendedor Rural y Fondo de Tierras
	Atención de Conflictos Agrarios
	Modernización del Catastro Rural Nacional
16	**Medio Ambiente y Recursos Naturales**
	ProÁrbol
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización y Equipamiento de Distritos de Riego
	Programa de Modernización y Tecnificación de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
	Prevención y Gestión Integral de Residuos
	Proyectos de Infraestructura Económica de Agua Potable, Alcantarillado y Saneamiento
	Programa de Cultura del Agua
	Túnel Emisor Oriente y Central y Planta de Tratamiento Atotonilco
	Infraestructura de Riego
	Operación y Mantenimiento del Sistema Cutzamala
	Operación y Mantenimiento del Sistema de Pozos de Abastecimiento del Valle de México
	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre
	Programa de Empleo Temporal (PET)
17	**Procuraduría General de la República**
	Investigar y perseguir los delitos del orden federal
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada
20	**Desarrollo Social**
	Programa Hábitat
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Vivienda Digna
	Programa 3 x 1 para Migrantes
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Programa de Vivienda Rural
	Programa de Apoyo Alimentario
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Rescate de espacios públicos
	Pensión para Adultos Mayores
	Programa para el Desarrollo de Zonas Prioritarias
	Seguro de Vida para Jefas de Familia
21	**Turismo**
	Conservación y Mantenimiento a los CIP's a Cargo del FONATUR
	Apoyos para el Desarrollo de la Oferta Turística
	Servicios de Orientación Turística y Asistencia Mecánica
	Promoción de México como Destino Turístico
	Mantenimiento de Infraestructura
	Proyectos de Infraestructura de Turismo
36	**Seguridad Pública**
	Desarrollo de instrumentos para la prevención del delito

	Implementación de operativos para la prevención y disuasión del delito
	Administración del sistema federal penitenciario
	Plataforma México
38	**Consejo Nacional de Ciencia y Tecnología**
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Programa de Desarrollo Científico y Tecnológico

ANEXO 26. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (pesos)

	Monto
Desarrollo Social 1/	36,719,053,457
Educación Pública	23,869,233,157
Salud	5,544,215,704
TOTAL	**66,132,502,318**

1/ Incluye 541,376,610 pesos de gastos de operación a cargo de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades.

ANEXO 27. CONSERVACIÓN, MANTENIMIENTO CARRETERO Y EMPLEO TEMPORAL (pesos)

Estado	Conservación de Infraestructura Carretera	Conservación y Estudios y Proyectos de Caminos Rurales y Carreteras Alimentadoras	Programa de Empleo Temporal
Aguascalientes	89,160,362	140,714,521	14,496,294
Baja California	255,447,811	10,700,000	16,235,850
Baja California Sur	204,143,464	95,585,317	13,667,934
Campeche	192,141,645	316,028,988	18,803,766
Chiapas	738,100,000	64,580,079	68,422,511
Chihuahua	298,772,723	19,900,000	35,950,811
Coahuila	415,207,290	19,607,026	25,679,150
Colima	96,374,732	74,977,581	23,111,236
Durango	238,966,052	26,500,000	26,507,510
Guanajuato	212,702,115	24,262,075	20,543,320
Guerrero	318,019,942	34,000,000	15,241,819
Hidalgo	156,046,768	110,528,534	24,850,791
Jalisco	656,178,534	276,113,013	37,607,530
México	472,615,239	196,420,013	63,038,173
Michoacán	1,116,958,870	26,200,000	47,133,667
Morelos	201,710,261	10,100,000	21,371,680
Nayarit	140,459,127	16,200,000	28,992,590
Nuevo León	287,630,544	20,402,635	26,507,510
Oaxaca	475,676,914	59,955,628	88,054,636
Puebla	834,800,000	197,199,557	56,659,803
Querétaro	155,791,914	10,975,549	15,407,490
Quintana Roo	213,353,849	70,168,051	25,679,150
San Luis Potosí	510,649,821	143,290,195	40,175,446
Sinaloa	685,270,560	28,600,000	36,779,170
Sonora	577,137,752	27,762,954	35,867,974
Tabasco	214,000,000	84,000,000	40,000,000
Tamaulipas	320,264,683	19,807,465	44,151,572
Tlaxcala	277,965,380	9,200,000	17,892,570
Veracruz	1,102,258,993	17,600,000	56,328,459
Yucatán	299,447,083	18,254,167	35,867,974
Zacatecas	741,923,835	72,066,654	37,607,530
TOTAL	**12,499,176,263**	**2,241,700,000**	**1,058,633,916**

ANEXO 28. SUBSIDIO ORDINARIO PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	PEF 2013
U006 Subsidios federales para organismos descentralizados estatales (UR 511)	**41,237,535,957**
Aguascalientes	590,474,717
Baja California	1,175,514,363
Baja California Sur	335,315,740
Campeche	661,804,969
Coahuila	930,692,633
Colima	1,040,943,422
Chiapas	895,231,386
Chihuahua	1,392,588,917

Durango	951,545,530
Guanajuato	1,050,472,184
Guerrero	1,292,402,785
Hidalgo	959,108,962
Jalisco	3,806,345,153
México	1,507,771,768
Michoacán	1,352,991,770
Morelos	869,220,183
Nayarit	999,191,916
Nuevo León	3,783,609,353
Oaxaca	831,657,216
Puebla	2,791,170,348
Querétaro	980,028,458
Quintana Roo	204,071,347
San Luis Potosí	1,352,617,054
Sinaloa	3,113,326,106
Sonora	1,331,637,784
Tabasco	840,675,665
Tamaulipas	1,522,159,114
Tlaxcala	449,006,388
Veracruz	1,797,638,492
Yucatán	1,379,668,363
Zacatecas	1,048,653,871

ANEXO 28.1. FONDO DE APOYO PARA SANEAMIENTO FINANCIERO DE LAS UPES POR ABAJO DE LA MEDIA NACIONAL (pesos)

	PEF 2013
U008 Fondo de Apoyo para Saneamiento Financiero de las UPES por Abajo de la Media Nacional en Subsidio por Alumno	**1,000,000,000**
Universidad Autónoma de Baja California	90,934,531
Universidad Autónoma de Chiapas	25,326,893
Universidad Autónoma de Chihuahua	64,057,036
Universidad Autónoma de Ciudad Juárez	28,579,058
Universidad Autónoma de Guerrero	107,931,250
Universidad Autónoma del Estado de Hidalgo	43,855,154
Universidad de Guadalajara	100,996,996
Universidad Autónoma del Estado de México	78,419,734
Universidad Michoacana de San Nicolás de Hidalgo	70,374,089
Universidad Autónoma de Nuevo León	96,888,491
Universidad Autónoma Benito Juárez de Oaxaca	68,738,159
Universidad Autónoma de Sinaloa	104,058,750
Instituto Tecnológico de Sonora	51,743,644
Universidad Juárez Autónoma de Tabasco	49,604,694
Universidad Autónoma de Zacatecas	18,491,523

ANEXO 28.2. FONDO PARA LA CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	PEF 2013
U051 Fondo para la consolidación de las Universidades Interculturales	**72,450,000**
Universidad Intercultural de Chiapas	9,353,157
Universidad Intercultural del Estado de México	12,353,609
Universidad Intercultural del Estado de Tabasco	11,300,397
Universidad Intercultural del Estado de Puebla	7,845,754
Universidad Intercultural Indígena de Michoacán	7,134,746
Universidad Intercultural del Estado de Guerrero	3,057,752
Universidad Intercultural Maya de Quintana Roo	10,381,274
Universidad Intercultural Veracruzana	1,527,371
Universidad Autónoma Indígena de México	9,495,940

ANEXO 28.3. INSTITUCIONES ESTATALES DE CULTURA (pesos)

Ciudades Patrimonio (R046)	**150,000,000**
Oaxaca	15,000,000
Tlacotalpan	15,000,000

Querétaro	15,000,000
Guanajuato	15,000,000
Zacatecas	15,000,000
Campeche	15,000,000
Distrito Federal	15,000,000
Morelia	15,000,000
Puebla	15,000,000
San Miguel de Allende	15,000,000
Instituciones Estatales de Cultura (U059)	**1,025,960,032**
Aguascalientes	32,061,251
Baja California	32,061,251
Baja California Sur	32,061,251
Campeche	32,061,251
Coahuila	32,061,251
Colima	32,061,251
Chiapas	32,061,251
Chihuahua	32,061,251
Distrito Federal	32,061,251
Durango	32,061,251
Guanajuato	32,061,251
Guerrero	32,061,251
Hidalgo	32,061,251
Jalisco	32,061,251
Estado de México	32,061,251
Michoacán	32,061,251
Morelos	32,061,251
Nayarit	32,061,251
Nuevo León	32,061,251
Oaxaca	32,061,251
Puebla	32,061,251
Querétaro	32,061,251
Quintana Roo	32,061,251
San Luís Potosí	32,061,251
Sinaloa	32,061,251
Sonora	32,061,251
Tabasco	32,061,251
Tamaulipas	32,061,251
Tlaxcala	32,061,251
Veracruz	32,061,251
Yucatán	32,061,251
Zacatecas	32,061,251

ANEXO 29. DISTRIBUCIÓN DEL PROGRAMA DE APOYO PARA FORTALECER LA CALIDAD EN LOS SERVICIOS DE SALUD (pesos)

Estado	PEF 2013
Aguascalientes	99,934,212
Baja California	170,000,000
Baja California Sur	78,527,678
Campeche	77,325,155
Coahuila	69,982,026
Colima	103,452,345
Chiapas	151,436,295
Chihuahua	87,139,810
Distrito Federal	99,907,514
Durango	101,333,049
Guanajuato	119,170,166
Guerrero	87,551,872
Hidalgo	122,986,853
Jalisco	96,501,561
México	332,678,640
Michoacán	106,320,208

	Morelos	101,716,268
	Nayarit	107,892,491
	Nuevo León	209,175,028
	Oaxaca	165,161,243
	Puebla	205,176,432
	Querétaro	105,176,343
	Quintana Roo	62,549,084
	San Luis Potosí	99,547,053
	Sinaloa	148,055,178
	Sonora	59,519,830
	Tabasco	103,725,496
	Tamaulipas	59,484,690
	Tlaxcala	88,338,689
	Veracruz	278,260,239
	Yucatán	53,313,470
	Zacatecas	161,783,735
TOTAL		**3,913,122,651**

ANEXO 29.1. DISTRIBUCIÓN DEL FONDO PARA INFRAESTRUCTURA Y EQUIPAMIENTO PARA PROGRAMAS DE ATENCIÓN A GRUPOS VULNERABLES: NIÑAS, NIÑOS Y ADOLESCENTES, PERSONAS CON DISCAPACIDAD Y PERSONAS ADULTAS MAYORES [1/] (pesos)

Estado		PEF 2013
	Aguascalientes	11,898,752
	Baja California	15,055,458
	Baja California Sur	11,020,725
	Campeche	11,317,820
	Coahuila	14,403,824
	Colima	11,042,403
	Chiapas	17,685,695
	Chihuahua	15,458,275
	Distrito Federal	24,182,335
	Durango	12,616,496
	Guanajuato	18,790,968
	Guerrero	15,429,918
	Hidalgo	14,270,233
	Jalisco	21,778,205
	México	34,316,711
	Michoacán	16,971,789
	Morelos	12,847,701
	Nayarit	11,738,492
	Nuevo León	17,456,367
	Oaxaca	16,091,991
	Puebla	19,261,183
	Querétaro	12,928,955
	Quintana Roo	12,124,011
	San Luis Potosí	14,142,848
	Sinaloa	14,434,861
	Sonora	14,266,167
	Tabasco	13,586,977
	Tamaulipas	15,237,296
	Tlaxcala	11,874,621
	Veracruz	22,246,905
	Yucatán	13,133,476
	Zacatecas	12,388,539
TOTAL		**500,000,000**

[1/] Incluido en el programa E020 Dignificación, conservación y mantenimiento de la infraestructura y equipamiento en salud del Ramo 12 Salud.

ANEXO 29.2. DISTRIBUCIÓN DE LOS SUBSIDIOS A ENTIDADES FEDERATIVAS DEL PROGRAMA PARA EL FORTALECIMIENTO NACIONAL DE LA PROMOCIÓN, PROTECCIÓN Y SEGUIMIENTO DEL CUMPLIMIENTO DE LOS DERECHOS DE LA INFANCIA [1/] (pesos)

Estado		PEF 2013
	Aguascalientes	586,250

	Baja California	603,222
	Baja California Sur	581,529
	Campeche	583,127
	Coahuila	599,718
	Colima	581,646
	Chiapas	617,363
	Chihuahua	605,387
	Distrito Federal	652,291
	Durango	590,109
	Guanajuato	623,305
	Guerrero	605,235
	Hidalgo	599,000
	Jalisco	639,366
	México	706,778
	Michoacán	613,525
	Morelos	591,352
	Nayarit	585,388
	Nuevo León	616,130
	Oaxaca	608,795
	Puebla	625,833
	Querétaro	591,789
	Quintana Roo	587,461
	San Luis Potosí	598,315
	Sinaloa	599,885
	Sonora	598,978
	Tabasco	595,327
	Tamaulipas	604,199
	Tlaxcala	586,120
	Veracruz	641,886
	Yucatán	592,888
	Zacatecas	588,883
TOTAL		**19,401,083**

[1/] Incluido en el programa S149 Programas para la protección y desarrollo integral de la infancia del Ramo 12 Salud.

ANEXO 30. DISTRIBUCIÓN DEL PROGRAMA MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

Estado	PEF 2013
Aguascalientes	23,093,055
Baja California	30,328,530
Baja California Sur	6,598,489
Campeche	103,918,750
Coahuila	69,781,189
Colima	12,000,000
Chiapas	17,068,780
Chihuahua	17,369,994
Distrito Federal	128,517,874
Durango	50,469,941
Guanajuato	51,564,678
Guerrero	79,922,053
Hidalgo	69,781,189
Jalisco	81,058,973
México	256,433,320
Michoacán	45,249,737
Morelos	23,978,825
Nayarit	8,976,174
Nuevo León	62,250,845
Oaxaca	26,105,193
Puebla	58,108,353
Querétaro	2,008,092
Quintana Roo	45,182,065
San Luis Potosí	8,032,367
Sinaloa	25,420,333
Sonora	27,064,258
Tabasco	97,237,150
Tamaulipas	9,036,413
Tlaxcala	7,028,321

Veracruz	35,643,629
Yucatán	17,068,780
Zacatecas	16,917,247
TOTAL	**1,513,214,598**

ANEXO 30.1. PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Administración del Agua y Agua Potable	Subsidios Hidroagrícolas
Aguascalientes	281,527,240	237,299,640
Baja California	125,446,051	208,984,151
Baja California Sur	212,213,743	47,694,871
Campeche	131,249,589	30,429,001
Chiapas	328,378,602	64,621,260
Chihuahua	338,360,162	81,849,870
Coahuila	271,972,111	95,039,655
Colima	184,614,796	88,485,255
Distrito Federal	951,720,234	31,132,800
Durango	456,050,307	189,573,899
Guanajuato	199,167,227	97,870,118
Guerrero	770,796,956	30,050,000
Hidalgo	262,834,109	197,440,768
Jalisco	197,093,269	72,839,160
México	1,069,070,176	37,426,636
Michoacán	257,065,075	86,128,391
Morelos	324,774,564	63,206,416
Nayarit	200,629,707	100,176,619
Nuevo León	414,419,710	149,588,750
Oaxaca	485,999,364	40,002,751
Puebla	570,000,625	99,800,000
Querétaro	188,801,614	28,749,881
Quintana Roo	197,065,240	54,441,000
San Luis Potosí	151,182,929	126,090,934
Sinaloa	412,283,032	425,881,800
Sonora	378,134,945	325,393,650
Tabasco	465,250,964	20,575,800
Tamaulipas	501,402,590	155,236,886
Tlaxcala	120,393,519	29,166,299
Veracruz	651,488,654	343,650,224
Yucatán	228,277,734	38,731,149
Zacatecas	386,726,125	80,594,359
TOTAL	**11,714,390,963**	**3,678,151,993**

ANEXO 31. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES	AMPLIACIONES	REASIGNACIONES	PEF APROBADO
A: RAMOS AUTÓNOMOS		**70,962,479,045**	**140,000,000**	**0**	**-140,000,000**	**70,822,479,045**
Gasto Programable						
01	Poder Legislativo	11,948,011,682	0	0	0	11,948,011,682
	Cámara de Senadores	3,756,977,222	0	0	0	3,756,977,222
	Cámara de Diputados	6,529,590,684	0	0	0	6,529,590,684
	Auditoría Superior de la Federación	1,661,443,776	0	0	0	1,661,443,776
03	Poder Judicial	46,479,491,963	0	0	0	46,479,491,963
	Suprema Corte de Justicia de la Nación	4,664,040,517	0	0	0	4,664,040,517
	Consejo de la Judicatura Federal	39,663,043,446	0	0	0	39,663,043,446
	Tribunal Electoral del Poder Judicial de la Federación	2,152,408,000	0	0	0	2,152,408,000
22	Instituto Federal Electoral	11,159,848,180	140,000,000	0	-140,000,000	11,019,848,180
35	Comisión Nacional de los Derechos Humanos	1,375,127,220	0	0	0	1,375,127,220
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA						
	Instituto Nacional de Estadística y Geografía	5,429,182,914	0	0	0	5,429,182,914
RAMO: 32 Tribunal Federal de Justicia Fiscal y Administrativa						

	Tribunal Federal de Justicia Fiscal y Administrativa	2,138,183,730	0	0	0	2,138,183,730
B: RAMOS ADMINISTRATIVOS		**953,801,793,044**	**0**	**23,030,950,414**	**23,030,950,414**	**976,832,743,458**
Gasto Programable						
02	Presidencia de la República	2,104,542,836	0	0	0	2,104,542,836
04	Gobernación	21,009,214,804	0	32,000,000	32,000,000	21,041,214,804
05	Relaciones Exteriores	6,947,366,858	0	0	0	6,947,366,858
06	Hacienda y Crédito Público	45,352,060,687	0	205,000,000	205,000,000	45,557,060,687
07	Defensa Nacional	60,810,570,686	0	0	0	60,810,570,686
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	75,402,528,121	0	0	0	75,402,528,121
09	Comunicaciones y Transportes	73,327,230,457	0	12,916,668,404	12,916,668,404	86,243,898,861
10	Economía	20,383,282,538	0	0	0	20,383,282,538
11	Educación Pública	250,919,937,661	0	9,357,282,010	9,357,282,010	260,277,219,671
12	Salud	121,371,567,399	0	485,000,000	485,000,000	121,856,567,399
13	Marina	21,864,854,169	0	0	0	21,864,854,169
14	Trabajo y Previsión Social	4,474,889,781	0	0	0	4,474,889,781
15	Reforma Agraria	5,867,839,355	0	0	0	5,867,839,355
16	Medio Ambiente y Recursos Naturales	56,436,236,212	0	35,000,000	35,000,000	56,471,236,212
17	Procuraduría General de la República	15,760,503,313	0	0	0	15,760,503,313
18	Energía	2,334,133,445	0	0	0	2,334,133,445
20	Desarrollo Social	95,251,838,395	0	0	0	95,251,838,395
21	Turismo	5,211,426,127	0	0	0	5,211,426,127
27	Función Pública	1,392,873,286	0	0	0	1,392,873,286
31	Tribunales Agrarios	991,998,347	0	0	0	991,998,347
36	Seguridad Pública	41,217,172,226	0	0	0	41,217,172,226
37	Consejería Jurídica del Ejecutivo Federal	123,764,294	0	0	0	123,764,294
38	Consejo Nacional de Ciencia y Tecnología	25,245,962,047	0	0	0	25,245,962,047
C: RAMOS GENERALES		**1,886,091,002,016**	**13,088,728,462**	**15,269,878,048**	**2,181,149,586**	**1,888,272,151,602**
Gasto Programable						
19	Aportaciones a Seguridad Social	408,730,363,557	0	0	0	408,730,363,557
23	Provisiones Salariales y Económicas	63,773,003,940	0	13,339,129,778	13,339,129,778	77,112,133,718
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	43,231,904,250	0	0	0	43,231,904,250
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	10,990,837,478	0	0	0	10,990,837,478
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	32,241,066,772	0	0	0	32,241,066,772
33	Aportaciones Federales para Entidades Federativas y Municipios	513,442,076,360	0	461,455,670	461,455,670	513,903,532,030
	Fondo de Aportaciones para la Educación Básica y Normal	278,503,059,277	0	0	0	278,503,059,277
	Fondo de Aportaciones para los Servicios de Salud	67,871,103,191	0	0	0	67,871,103,191
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	52,932,267,500	0	158,547,500	158,547,500	53,090,815,000
	Estatal	6,415,390,821	0	19,215,957	19,215,957	6,434,606,778
	Municipal	46,516,876,679	0	139,331,543	139,331,543	46,656,208,222
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	54,251,339,606	0	162,498,504	162,498,504	54,413,838,110
	Fondo de Aportaciones	17,234,746,298	0	51,623,066	51,623,066	17,286,369,364

	Múltiples, que se distribuye para erogaciones de:					
	Asistencia Social	7,885,858,349	0	23,545,552	23,545,552	7,909,403,901
	Infraestructura Educativa	9,348,887,949	0	28,077,514	28,077,514	9,376,965,463
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	5,375,729,913	0	0	0	5,375,729,913
	Educación Tecnológica	3,302,372,196	0	0	0	3,302,372,196
	Educación de Adultos	2,073,357,717	0	0	0	2,073,357,717
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,631,760,775	0	0	0	7,631,760,775
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	29,642,069,800	0	88,786,600	88,786,600	29,730,856,400
Gasto No Programable						
24	Deuda Pública	286,516,074,809	5,000,000,000	0	-5,000,000,000	281,516,074,809
28	Participaciones a Entidades Federativas y Municipios	533,646,239,400	0	1,469,292,600	1,469,292,600	535,115,532,000
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	23,172,739,000	8,088,728,462	0	-8,088,728,462	15,084,010,538
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,578,600,700	0	0	0	13,578,600,700
	Obligaciones incurridas a través de los programas de apoyo a deudores	1,648,200,700	0	0	0	1,648,200,700
	Obligaciones surgidas de los programas de apoyo a ahorradores	11,930,400,000	0	0	0	11,930,400,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,379,124,210,319**	**0**	**0**	**0**	**1,379,124,210,319**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	161,357,421,847	0	0	0	161,357,421,847
GYR	Instituto Mexicano del Seguro Social	421,565,167,209	0	0	0	421,565,167,209
TOQ	Comisión Federal de Electricidad	269,250,099,829	0	0	0	269,250,099,829
TZZ	Petróleos Mexicanos (Consolidado)	476,659,628,735	0	0	0	476,659,628,735
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	50,291,892,699	0	0	0	50,291,892,699
TOQ	Comisión Federal de Electricidad	12,282,292,703	0	0	0	12,282,292,703
TZZ	Petróleos Mexicanos (Consolidado)	38,009,599,996	0	0	0	38,009,599,996
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal		**366,257,351,068**	**0**	**0**	**0**	**366,257,351,068**
GASTO NETO TOTAL		**3,931,289,500,000**	**13,228,728,462**	**38,300,828,462**	**25,072,100,000**	**3,956,361,600,000**

ANEXO 32. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

RAMO 04: GOBERNACIÓN	MONTO
Erogaciones para la igualdad entre Mujeres y Hombres _1/	
P012 Desarrollo y aplicación de programas y políticas en materia de prevención social del delito y promoción de la participación ciudadana	32,000,000
W00.- Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública	32,000,000
TOTAL	**32,000,000**

_1/ Monto incluido en el Anexo 12 Erogaciones para la igualdad entre Mujeres y Hombres.

ANEXO 33. AMPLIACIONES AL RAMO 6 HACIENDA Y CRÉDITO PÚBLICO (pesos)

RAMO 6: HACIENDA Y CRÉDITO PÚBLICO	MONTO
S001 Programa de Subsidio a la Prima del Seguro Agropecuario	65,000,000
GSA Agroasemex, S.A.	65,000,000
TOTAL	**65,000,000**

ANEXO 34. AMPLIACIONES AL RAMO 9 COMUNICACIONES Y TRANSPORTES (pesos)

RAMO 9: COMUNICACIONES Y TRANSPORTES	MONTO
K031 Proyecto de Infraestructura Económica de Carreteras Alimentadoras y Caminos Rurales	12,916,668,404
TOTAL	**12,916,668,404**

ANEXO 34.1. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA CAMINOS RURALES Y CARRETERAS ALIMENTADORAS (millones de pesos)

Estado	Proyecto	Ampliación
Aguascalientes		**273.0**
	Eje Vial Línea Verde	45.0
	Puente sobre el Río San Pedro en Carretera Estatal E.C. Aeropuerto- El Taray	20.0
	Jilotepec-San Vicente, Pavimentación Con Secc. De 7.0 m(secc. Tipo C)	10.0
	Potrerillo- E.C. Túnel de Potrerillo, Incluye Puente (Secc. Tipo B)	30.0
	Norias de Ojo caliente-La Luz. a Secc. A2 1er Etapa	48.0
	Pabellón de Hidalgo a Cruce con carretera 45	20.0
	Carretera Agostaderito tramo Tercer Anillo a Tanque de los Jiménez	100.0
Baja California		**157.0**
	Guadalupe Victoria - Batáquez	46.0
	Maneadero-La Bufadora	65.0
	C.E. BC-04 El Faro-Estación Coahuila, Tr: Murguía-Coahuila	46.0
Baja California Sur		**274.0**
	Punta Eugenia-E.C. Vizcaino-Bahia Tortugas Tramo: (km.94+000 al km. 101+000)	35.0
	Ramal a San Francisco de la Sierra Tramo: (km. 30+000 al km 37+000)	44.0
	San Ignacio-La Laguna Tramo: (km. 38+740 al km. 58+000)	39.0
	Sta. Rita-Puerto Chale Tramo: (km. 13+000 al km 23+000)	33.0
	Ramal a La Conquista Agraria Tramo: (km.13+000 al km. 25+000)	48.0
	Ramal a las Casitas Tramo: (km. 4+600 al km. 10+000)	25.0
	Huatamote-Agua Verde Tramo: (km. 0+000 al km. 10+000)	50.0
Campeche		**57.0**
	Xpujil - Dzibalchén (Xpujil - Xcanhá)	15.0
	Xpujil - Dzibalchén (Xcanhá - Dzibalchén)	15.0
	División del Norte - Candelaria	17.0
	Nuevo Coahuila-El Desengaño	10.0
Chiapas		**940.0**
	Acapetahua - El Arenal - Enbarcadero Río Arriba	10.0
	E.C. (Chicomuselo) - Cárdenas - Ojo de Agua	15.0
	Bochil - Luis Espinosa	15.0
	Icalumtic, Pavimentación y Modernización de Caminos del Km. 0 + 000 al 5 + 580	10.0
	Tzajaltetic - Los Ranchos - Corralito	15.0
	Chanal - La Mendoza	20.0
	Yabteclum -Tanate - Puebla, Km. 0 + 000 - 12 + 000	20.0
	E.C. (Chicomuselo - Rizo de Oro); Str. Nueva Morelia - Unión Buena Vista	17.5
	Camino Emiliano Zapata - Cintalapa	18.0
	Triunfo de Madero - Pueblo Nuevo	25.0
	Pueblo Viejo - Rafael Cal y Mayor	25.0
	El Pinar - E.C. Tenejapa, Tr: Km. 0 + 000 al 9 + 897.9	20.0
	Ángel Albino Corzo - Siltepec	25.0
	Mozotal - Santo Domingo - La Cascada - Llano Grande - Ángel Díaz	15.0
	San Vicente - Santuario 2 - Santuario Embarcadero	20.0
	Socoltenango - Pavimentación de Camino el Porvenir - Samuel León Brindis	20.0
	Belisario Domínguez - Vicente Guerrero	20.0
	Miguel Alemán - Raya de Tabasco	20.0
	Nueva - Esperanza Chinintie	20.0
	Tila - Chulum Juárez	20.0
	E.C. Arriaga - Tonalá - Ototal (Ramal Galeana Calentura)	10.0
	San Pedro - Buena Vista - Ignacio Zaragoza	15.0

	E.C. (Cuauhtémoc - Chihuahua) -Ángel Albino Corzo	10.0
	Ejido Francisco Mujica - Rancheria La Campana	15.0
	Ángel Albino Corzo - Ignacio Zaragoza - Monte Alegre	20.0
	E.C. Copainal - Tecpatán - Rivera Benito Juárez	5.0
	E.C. Copainal - Tecpatán - Rivera Campeche	15.0
	E.C. (Nuevo México - San Juan Carrizal)	15.0
	Frontera Comalapa - Nueva Independencia	10.0
	Nicolas Bravo - Entronque Sinaloa	10.0
	Frontera Hidalgo - Canton El Carmen	15.0
	Ignacio Zaragoza - Ejido Francisco I. Madero	15.0
	Huehuetán - Pueblo Ejido Tepehuizt	6.4
	Camino Huitiupán - Amatán - San Vicente Ocotal	8.0
	Camino Sta. Catarina - Ejido los Naranjos	8.0
	Chapingo - Morenos	10.0
	Modernización del Camino Ixhuatán - Santa Anita	20.0
	El Paraiso - El Nopal	20.0
	Paso del Soldado - Ojo de Agua	20.0
	La Trinitaria - Pav. Del Camino josé Maria Morelos	17.5
	Tres Puentes - Bayalemo 2	8.0
	Las Margaritas - Nuevo Momón - San Quintín	20.0
	Modernizacíon del Camino Yalpale - Sacualpa - San Antonio - El Paraje	20.0
	Puente Nuevo Vertedor - Col. Ixtapilla - Nuevo Tepeyac	18.0
	Santa Eloisa - Chipilinar - Cruz Morales - El Sapote - Chitamá	20.0
	Sesecapa - Las Salinas	5.2
	Valdivia - Palmarcito	10.0
	Mitontic - Belizario Domínguez Km. 0 + 000 al Km. 4 + 000	10.0
	Entronque Monte Cristo de Guerrero - Las Suizas	20.0
	Belizario Domínguez - Bandera Manacal	10.0
	Belizario Dominguez - Las Cabañas	20.0
	Belizario Domínguez - San José Ixtepec	7.5
	Motozintla - Belizario Domínguez -Villa Hermosa - Ejido Berriozabal	10.0
	Las Delicias - Hermenegildo Galeana	15.0
	Oxchuc - Plaza Yochib	20.0
	E.C. (Pijijiapán - Mapastepec) - Ceniceros	15.0
	Sabanilla - Moyos	15.0
	Yajalón-Amado Nervo	8.0
	Puente Vehicular, Ejido León Brindis, Mapastepec	7.8
	E.C.(Arriaga-Tapachula)-Ej. Dr. Samuel Brindis	11.8
	Teopisca-Nuevo León, del Km 0+000 al 25+394, subtramo: Km 14+380-25+395	15.0
	Acceso principal a Unich	2.3
	Pijijiapan-Plan de Ayala	8.0
	Tumbala-Xhanil	8.0
Chihuahua		**651.0**
	Bocoyna - Sisoguichi - Carichi: Tramo Bocoyna - Sisoguichi	20.0
	Temosachic - Cocomorachi	20.0
	Samachique - Batopilas (65.00 kms): Tramo Quirare (km 23+000) - km 50+000	80.0
	Nuevo Casas Grandes - Madera (196.00 kms): Tramo: Juan Mata Ortiz - Mesa del Huracan	30.0
	Nonovoa - Norogachi - Rocheachi (94 kms): Tramo Nonovoa (km 47+000)	30.0
	Guachochi - Baborigame	30.0
	Guachochi - Yoquivo - Morelos: Tramo Guachochi - Yoquivo - San Miguel	40.0
	Agostadero de Aguirre - El Cuervo - Tecorichi - El Vergel	35.0
	San Rafael - Bahuichivo - Límite de Estados - Choix (Sin) Tramo: San Rafael - Bahuichivo	170.0
	Eje Interestatal Fronterizo del Norte Provenir - Ojinaga - M. Benavides - Límite de Estados - Nueva Rosita (Coah) Tramo: El Porvenir - Ojinaga	60.0
	E.C. km 56 (Janos - Agua Prieta) - El Berrendo - Límite Internacional - Antellope Wells, NM	50.0
	Tramo: Escalón - Estación Carrillo - Límite de Estados Sub-Tramo: Escalón - Estación Carrillo	20.0
	Mantenimiento Carretera Chihuahua - Juárez Tramo: Sacramento - Sueco	36.0
	Puerto Sabinal - Badiraguato Tr. Puente Sabinal - Los Frailes	30.0
Coahuila		**382.0**
	Nueva Rosita Muzquiz - Ojinaga	142.0
	Carretera Vizcaya - Tacubaya	30.0
	Viesca - Parras	75.0
	Callejón del Remolino - Tramo Piedras Negras - Ejido Remolino	20.0
	Ramal a La Ventana	15.0
	Camino a Ejido Hedionda Grande	20.0

	Antiguo Camino a General Cepeda - Palma Gorda (Tramo camino de General Cepeda - Ejido Guelatao - E.C. Palma gorda)	50.0
	Aura - Pirineos	30.0
Colima		**295.0**
	La Fundición-La Atravesada-Coalatilla	9.5
	Camino Comala- La Caja	30.0
	Camino: Cofradia de Suchitlán - El Remate	30.0
	Camino Pueblo Juárez - La Fundición	15.0
	E.C. (Manzanillo - Minatitlán) Veladero de Camotlán - La Rosa - La Fundición	40.0
	Camino: Veladero de los Otates - Los Parajes	20.0
	San Antonio - Agua Salada - La Loma	20.0
	Camino San Miguel del Ojo de Agua - Chanchopa	20.0
	Acceso al Espinal (Av. Niños Héroes, Tramo Lapislazuli)	40.0
	Modernización del camino acceso a la comunidad de las Golondrinas	5.0
	Rehabilitación de la Vialidad Marcelino García Barragán	65.5
Durango		**326.0**
	Mezquital - Charcos km 37+000 al km 47+000	18.0
	Peñón Blanco - San Juan del Río	25.0
	Los Herrera - Tamazula	41.0
	Gómez Palacio - Gregorio García del km 5+000 al km 10+000	23.0
	Los Altares - Otaes	18.0
	El Tablón - La Yerbabuena	18.0
	Durango - La Flor (La Casita - La Flor)	13.0
	Tepehuanes - San Juan del Negro	18.0
	La Campana - San Jeronimo	10.0
	El Vergel - La Torreña	2.0
	El Salto - Pueblo Nuevo	20.0
	Camino Navios - Regocijo	10.0
	Puente Aranas	20.0
	Buenos Aires - El Tarahumar	10.0
	Guatimape - 11 de Marzo Nuevo Ideal	10.0
	Carr. Santa Ma. Del Oro - Cienega de Escobar - Gral. Escobedo	10.0
	Puente el Zacate	20.0
	Santo Domingo - Piedra Rajada	10.0
	Sombreretillo el Alto - San José de Zaragoza	10.0
	El Durazno - Los Frailes	10.0
	Pavimentación Camino Buendía - EC (Ceballos - El Mirador)	10.0
Guanajuato		**314.7**
	Libramiento Yuriria	2.7
	Apaseo el Alto-Jerecuaro	17.5
	Cortazar - Salvatierra	22.0
	Jaral del Progreso-Valle de Santiago	3.8
	Juventino Rosas-Villagrán	19.0
	Irapuato - San Cristobal - Rancho Nuevo de la Cruz	9.5
	Pénjamo - El Varal	11.4
	Jaral del Progreso - Rosa de Castilla - Valle de Santiago	15.2
	Abasolo-Maritas	26.9
	Tarimoro - E.C. (Acámbaro - Celaya)	5.7
	Huanimaro - E.C. (Irapuato - Abasolo)	9.5
	Ramal a Joya de Calvillo	7.6
	Labor de Valtierra - Pueblo Nuevo	11.4
	Ramal a Cerano	17.1
	Ramal a Loma de Flores	7.4
	Celaya-Juventino Rosas	21.3
	San Luis de la Paz - Chupaderos	10.5
	San Nicolas - E.C. (La Loma - Victoria de Cortazar)	24.7
	Maravatío del Encinal - Santiago Maravatio	10.0
	San Diego de la Unión	10.0
	Cupareo - Puerta del Monte - e.c. (Salvatierra - Yuriria)	4.7
	Camino interior a Alcocer (San Miguel de Allende)	12.0
	Pavimentación de vialidades en Apaseo El Grande	35.0
Guerrero		**891.0**
	Puente de Acceso a la colonia Lucio Cabañas	4.0
	Puente Vehicular de la Colonia Nueva Revolución	10.0
	Construcción de la carretera principal de la colonia 1ro de mayo al poblado carabali	68.0

	Iguala-Teloloapan-Arcelia	70.0
	Pavimentación del camino de la Parota-Aratichanguio, tramo: del km 0+000 al km 40+000, subtramo: del km 28+160 al 14+000	25.0
	Pavimentación del camino tramo las Vigas-Arroyo de Limón, tramo del km 0+000 al km 14+000, subtramo del km al 14+000	20.0
	Rehabilitación Tlapa-Metlatonoc	30.0
	Pavimentación del camino E.C. (Acapulco-Pinotepa Nacional)-El Terrero-Piedra Ancha-Tierra Blanca-La Ladrillera, Tr: del Km 0+000 al Km 28+300, subtramo del km 6+000 al 10+000 y del km 24+300 al km 28+300	25.0
	Modernización carretera Chilapa-Santa Catarina	16.0
	Construcción de la carretera Apango-Zotoltitlán la Eperanza-Zitlala	40.0
	Boulevard Chilapa-Zitalá	15.0
	San José la Pala-Estero Verde-San Marcos	10.0
	Modernización del camino Carrizalillo-Amatitlán, Tr. del km 0+000 al km 12+500, subtramo: del km 2+500 al 12+500	30.0
	Continuación de Tlacoachistlahuaca-Metlatonoc	30.0
	San Luis San Pedro-Ajuchitlán del Progreso	15.0
	Boca de Lagunillas	20.0
	San Pedro Chichila-Atzcala	5.0
	Tlapa-Marquelia	61.5
	Reencarpetamiento Escuela Sec. El Panteon San José Ixtapa	7.5
	Acatepec-Ayutla	15.0
	Tlapa-Alcozauca	10.0
	Boulevard Huamuxtitlán (Primera Etapa)	10.0
	Filo de Caballos-Cruz de Ocote-Yextla, municipio de Leonardo Bravo (Chichihualco)	10.0
	Chilpancingo-Amojileca	20.0
	Quechultenango-Santa Cruz	20.0
	Ayutla-Cerro Gordo	20.0
	Cordon Grande-Fresnos de Puerto Rico	20.0
	Cochoapa-Lindavista	40.0
	Ocotito-Tlahuizapa	20.0
	Providencia-Santa Rosa	7.0
	Ayutla-El Cortijo-El Rincón	20.0
	Igualapa-Llano Grande de los Hilarios	15.0
	Boulevard de Cocula	10.0
	Petatlán-Santa Rosa-El Mameyal	15.0
	Teloloapan Boulevard	40.0
	Cuetzala del Progreso-Apetlanca-Sauces	5.0
	Teloloapan construcción Carretera Tototepec	15.0
	Alcozauca, Lomazoyatl, Poblado Xochapan	9.0
	Juchitan-Las Cuchillas	10.0
	Mochitlán-Coaxtlahuacán	15.0
	Col. Miguel Alemán-El Arenal	15.0
	Pénjamo-Huertecillas	20.0
	Reencarpetamiento Los Achotes-El Zarco	8.0
Hidalgo		**816.0**
	E.C. F. México 130 - Tejocotal - Ejido Tlatzintla	8.3
	E.C. México 45 - El Durazno, Incluye Ramal	9.5
	San Bartolo Tutotepec - San Miguel	13.4
	E.C. (Huichapan - Ixmiquilpan) -San Francisco Sacachichilco	15.5
	E.C. (Huichapan - Cardonal) - Arenalito	19.2
	Modernización del Puente Colonias y Solución al Retorno Peligroso Intersección Blv. Felipe Ángeles, Sta. Catalin, Nuevo Hidalgo	20.7
	San Sebastian de Juárez - Sta. Ma. Macua	18.9
	E.C. (Pachuca -Tuxpán) - La Mesa	15.0
	Progreso El Tephe	30.0
	Huazalingo Tlanchinol Cuarta Etapa 26 km.	15.0
	Ferrería de Apulco - San Pedro Vaquerías	20.0
	Tepeji del Río - Tula	60.0
	Vialidad en el Encauzamiento La Paz Los Tuzos 6.00 Km.	50.0
	Construcción de Carretera Estatal Apulco San Pedro Vaquerías 25.00 Km Segunda Etapa	25.0
	Construcción del Libramiento progreso Mixquiahuala Tramo Libramiento Progreso Mixquiaguala del Km. 0 al Km 10.9 Primera Etapa Subtramo del Km. 0 al Km. 8.1	25.0
	Distribuidor Vial el Minero	75.0
	Carretera Estatal Tecozautla Tasquillo Tramo el Salto Caltimacán Tercera Etapa 23 Km.	10.0
	Eje Transversal Oriente Poniente del Valle de Tizayuca E.C.F. México Pachuca a E.C.F. Antigua Carretera México Pachuca Segunda Etapa	10.0

	Huehuetla san Lorenzo Achiotepec Limites Ixhuatlan de Madero Puebla Septima Etapa 21. 4 Kms	25.0
	Cardonal Arenalito La Mesa Cieneguillas La Unión Quinta Etapa 8.5 Kms	10.0
	Chicuatla Alfajayucan Quinta Etapa 11 Kms	25.0
	Tianguistengo Atlapexco Tramo Otlamalacatla-Papatlata	42.0
	Pisaflores-Chalahuite La Arena	15.0
	Rancho Universitario San Miguel Huatengo La Era	12.6
	C.E. Tecozautla-Tasquillo El Salto- Caltimacan	25.0
	Singuilucan-Santa Ana Chichicuatla	15.0
	Actopan- Atotonilco	30.0
	Reabilitación del Blv. De Acceso a Cabecera Municipal de Zempoala	25.0
	Camino: Carbonera - Mineral del Chico	10.4
	Sta. Cruz - Cosinillas	10.4
	Camino: Chilcahuatla - Afajayucán	15.5
	Tenango de Doria - San Bartolo Tutotepec	20.7
	Reconstrucción Pachuca - Tulancingo - Los Romeros	20.7
	Pavimentación del Camino Rural Juárez Hidalgo Tlahuiltepa Quinta Etapa 27 Kms.	23.2
	Pavimentación de la C.E. Ixtlahuaco Calnali Terminación 5 Kms.	20.0
	Reconstrucción Blvd. G. Bonfil	20.0
	Circuito Loma Centro - La Loma	10.0
Jalisco		**581.6**
	Camino en una Longitud de 24.04 Kms,Villa Guerreo - Atzqueltán	18.0
	Camino en una longitud de 18.0 Km Villa Guerrero - Atzqueltán	18.0
	Camino en una longitud de 12.14 Km,Huacasco -El jaguey	15.0
	Cuquío - Tepatitlán, Tr: Km. 0+000 al Km. 17+000	15.0
	Camino de una longitud de 25.0 Km, Magdalena - Etzatlán	18.0
	Construcción del Puente Vehicular en una longitud de 0.30 Km,Puente S /Río la Lobera	4.5
	Camino en una longitud de 8.0 Km, E.C. (Tepic -Guadalajara) - Tepetates	12.4
	Camino en una longitud de 21.0 Km, Mechoacanejo - El Rosario	18.0
	Construcción del camino en una longitud 35.5 Km, E.C.F. (México 80) - Encarnación de Díaz	40.0
	Rehabilitación de Camino la Granja a la carretera Aguacalientes - Ojuelos	10.7
	Camino a Comanja de Corona Lagos de Morenos	18.0
	Camino en una longitud de 4.00 Km, Libramiento Norte Arandas	18.0
	San Ignacio Cerro Gordo - San José de Gracia	18.0
	San Miguel el Alto - Crucero a San Julian	16.0
	Tepatilán de Morelos - Yahualica	9.5
	Puente vehicular en una longitud de 0.125 Km,Puente S /Río los Caballo	18.0
	El Grullo-Zenzontla-Tuxcacuesco	18.0
	El Dique a la Floreña	2.7
	E.C.F. 90 - Unión de Guadalupe	3.6
	Francisco Javier Mina - San Agustín	18.0
	San Antonio Juanacaxtle - La Aurora	18.0
	Autlán - El Grullo	18.0
	Chacala - Cedros	18.0
	San Martín Hidalgo - San Jerónimo - Lagunillas	18.0
	Puente: Sobre Rio Santa Rosa	10.4
	Ameca - La Villita Lagunillas	18.0
	Chiquilistlán - Jalpa	13.0
	La Loma E.C. (Zipoco los Reyes)	5.2
	Paso Real - San Pedro - Puerto de Toxin - Lim. De Estados Jal. Com.	18.0
	Sayula Tapalpa San Gabriel - Minatitlán, Col. Tr: Sayula punta de Agua - Tapalpa	18.0
	San Isidro - Alista - La Tinaja	15.0
	Tolimán - La Parota - Las Canoas - Sta. Elena - La Parotilla - E.C. Zapotitlan de Vadillo	20.0
	Puente Vehicular en una longitud 0.60 Km, Puente: Nodo Vial Gazas Arroyo de en Medio	18.0
	Boulevard de la carretera federal No. 23, Guadalajara Zacatecas tramo 0+000 entronque Tesistán al 15+000Zapopán	45.1
	Incorporación Vial a la Prolongación 8 de Julio	17.6
	Construcción de la Carretera Ixtlahuacan del Río Cuquio al poblado El Cerrito	2.0
México		**782.0**
	La Ermita - Santa María Apaxco	17.7
	Circuito Santa Rosa	22.2
	Pérez de Galeana camino Hacienda Vieja - Santa María Ajoloapan	23.4
	Km 72 (México Tulancingo) - Nopaltepec, Tr: km 0+000+3+000 (Reconstrucción)	5.2
	Circuito Exterior Vial Atlautla - Cabecera Municipal	29.0
	Yebuoci - San Marcos	25.4

	Jiquipilco el Viejo	18.0
	Temascaltepec - Las Juntas	20.7
	E.C.E. 14 - Ejido la Soledad	6.4
	San José del Rincón - Concepción del Monte	16.0
	San Martín - Palmar de Guadalupe - Pachuquilla - El Zapote - Agua Dulce - Lim. Mpal. Zumpahuacan	20.7
	Santa Bárbara - Los Piñones - Potrero Arriba	16.6
	Camino: Km. 49.9 La Puerta - sultepec - Rastrojo Largo - Huayatenco	10.4
	San Juan Cuajomulco - Santiago Casandejé	10.4
	San Luis Boro - San José del Tunal	2.9
	E.C. (Ecatepec - Huehuetoca) - Prados San Francisco	7.0
	San José El Tunal - El Salto	15.2
	San Lucas - San Martín Cuatlalpan - Santa María Huexoluca, Capuluac	1.9
	Libramiento San Vicente - Coatepec - Carretera Coatepec, Ejido Coatepec	8.6
	Ixtlahuaca de Rayón - San Jerónimo Ixtapatongo, Ramal al Barrio de San Joaquín el Junco	7.0
	San Marcos Jilotzingo - Casa Blanca	12.0
	Tenancingo - San Antonio Agua Bendita	25.5
	Tianguistenco - Tr. Santiago - San Pedro Tlatizapan	5.2
	Valle de Bravo Amanalco de Becerra Turcio San Agustín Altamirano, Tramo: km. 8+000 al km. 18+000	20.7
	Sabanilla San Lucas Temastitlán E.C. (Donato Guerra - Ixtapan del Oro)	20.7
	Camino a Lumbreras	8.1
	Ganzda - Santiago Oxtoc Toxhie - Carretera Panamericana	6.0
	Rosa Morada - E.C. (Toluca Amanalco de Becerra) km 16.5	5.2
	Chapa de Mota - El Quinte	20.7
	San Lucas del Maíz - San José de la Laguna - Xalpa - Tejupilco	20.7
	San Francisco de la Loma - San Jerónimo de los Dolores - Santa Cruz del Rincón	24.0
	Yerbas Buenas - San José Arenal - Tecomatepec	20.7
	Nepantla - Tlalamac y Ramal a Alotepec	5.2
	San Pedro Tianguistenco - Chalma; Tramo Dr. Gustavo Baz - Nativita Sulixtlahuacan	5.2
	San Pablo Tlalchichilpan San Francisco Tlalchichilpan	5.2
	E.C. (Villa Victoria Providencia) - Ramejé	29.0
	Concepción de los Baños Jalpa de los Baños San Francisco del Río	4.8
	E.C. (Texcoco - Lechería km 29+500) - Pascual Luna	4.1
	Sultepec a la Goleta	38.6
	Fondo El Azafrán	2.0
	Camino de Enlace (Olimpica - Juárez)	9.6
	Los reyes FFCC Tr. Circuito Exterior Mexiquense - Vialidad Mexiquense	32.0
	E.C. (Dios Padre San Antonio Pueblo Nuevo) Agua Zarca	10.7
	Los Zarcos - San Felipe Teotitlán	10.4
	La Concepción Llano de los Negros	12.0
	Nopaltepec San Miguel Atepoxco	13.3
	E.C. (Jilotepec - San Jacinto) - C.D. Industrial Pasteje	6.4
	E.C. (La Goleta Héroes Carranza) Ignacio Zaragoza	5.6
	San Lucas Ocotepec - Estutempan	10.6
	Vialidades del Municipio de Toluca	17.2
	E.C. (Tepetlixpa - Amecameca de Juárez), Tr. km. 0+000 al km. 2+400	7.0
	E.C.E. (San José del Rincón - Carmona) - Concepción de la Venta	15.0
	San Juan Cuajomulco - Panteón, Incluye Ramal	2.5
	E.C. No. 13 San José Solis - Juando	24.0
	Av. Isidro Fabela de Eje 10 Sur a la Av. Cuauhtémoc	5.2
	Av. Isidro Fabela tramo Av. Cuauhtémoc-Lázaro Cárdenas	5.0
	Bañe - Junica	16.1
	Libramiento Axapusco Universidad	2.2
	E.C.F. Texcoco - Lechería km 30+100 - Barrio Santiago	0.9
	San Isidro Tr. Av. Pirules - Calle Escalerillas	4.0
	E.C. (Tenango - Tenería) - Tepoxtepec	4.5
Michoacán		**394.0**
	Tangamandapio - La Cantera	12.0
	Tuzantla-Seiba de Trujillo	15.5
	Turicato-Atijo	13.6
	Tierras Blancas - Sta. María	9.0
	E.C. (Huetamo-Churumuco)-San Jerónimo Cañada de Buenavista	5.4
	Zacapu - Loma Alta	6.5
	Libramiento de Tacámbaro	7.0

	Uricho-Pichataro	9.1
	Las Letras-Casa Blanca	3.0
	E.C.(Zitácuaro-Tolúca) km 89+000 La Cañada-El Trigrito	8.0
	Capire de Bravo - Acuyo	10.0
	Paso de Nuñez - Janindipo	10.0
	Acceso Muelle San Pedrito	3.5
	Chamacuero-Tejocote de la Calera	6.5
	Tepehuaje-El Zangarro	6.0
	San Isidro-La Mojonera	6.5
	Churumuco - Poturo	10.0
	E.C. (Cotija -La Lagunilla) - Plan del Cerro	11.0
	Cotija-Gallineros	7.5
	Uruapan-Tancitaro	5.0
	Cojumatlán - El Nogal	10.0
	Opopeo-Tacámbaro	10.0
	Los Limones-Los Reyes	5.5
	Libramiento Peribán	1.4
	Tupataro (Michoacán) - Piñicuaro (Guanajuato) Huandacareo, Mich. - Piñacuaro, Gto.	5.0
	Parácuaro -Jucutacato	10.0
	E.C. (Jiquilipan - Marcos Castellano) - San Miguel	11.9
	Ampliación del Acceso Sur de Jacona	10.0
	Churumuco - Atijo	8.0
	Aguililla - Cualcoman	7.5
	E.C. (Briseñas - Sahuayo) - E.C. (Pajacuaran - San Gregorio)	10.4
	Zapotan - La Loma - Sta. María	10.0
	Cd. Hidalgo - Maravatio	5.2
	El Pandillo-Ticuitaco	9.0
	E.C. (Tlalpujahua - El Oro) - Tlapujahuilla y Ramal	5.5
	Zirimicuaro-La Alaja-Emiliano Zapata	5.7
	Los Charcos - Razo de Organo	7.0
	San Antonio Villa Longin- El Devanador	5.0
	Paso de La Virgen - El Olivo	5.8
	El Limón de Papatzingán - El Tepehuaje	5.7
	Palos Marias - Salitre de Cópola Tr. Palos Marias - El Derrumbadero	8.0
	Los Hoyos - E.C.F. México No. 120	5.0
	Punta de Agua - Los Hoyos	5.0
	E.C. (Angamacutiro Penjamillo) - Ranchos de Epeján	7.0
	Huandacareo - Puroándiro	8.0
	Janambo - Sta. Rosa de Lima - Godino -San Martín	7.0
	San Josém de Chuén -Nuevo de Chuén	9.0
	E.C.E. (La Escalera C.F. No. 15) El Palmar Buenavista	3.1
	Villamar-El Platanal	10.0
	E.C. (Morelia - Salamanca) - Zinaparo, Tr.: del Km 2 + 660 al Km. 22 + 260	3.2
	Carretera la Puerta - Puerta de León	15.0
Morelos		**125.0**
	Acceso a Tetela del Volcan	14.0
	Ixtlixco el Chico-Ixtlixco el Grande	10.0
	Tlatenchi-Tequesquitengo	23.0
	Carretera Tepalcingo-Axochiapan	40.0
	Col. Loma Linda-Tetlama	3.0
	Jonacatepec-Layca,	10.0
	E. 1 Aut. Méx. Acap., Glorieta Monumento a la Paloma de la Paz	15.0
	Carretera Santa María Ahuacatitlán	2.5
	Carretera Ocotepec	2.5
	Entronque Municipio Temixco Autopista Méx-Acapulco PE-MC-00509	5.0
Nayarit		**299.0**
	Pavimentación del Camino tipo C de la Vara-Paso de las Palmas	9.6
	Pavimentación de camino tipo C de Crucero Borbollon Mazatlan Segunda etapa	20.0
	2da. Etapa carretera 200-Cumbres de Huicicila	20.0
	Construcción de pavimento asfáltico del e.c.f. 15 al poblado del Aguaje de 0+000 a 4+000 Km en la localidad del Aguaje	9.0
	Construcción de carpeta asfáltica crucero del Zapote al poblado del 0+000 a 2+000Km. En la localidad del Zapote	5.0
	Construcción de carpeta asfáltica en carretera federal a San José de Gracia del Baoulevard Juan Espinoza Bavara a la localidad de San José de Gracia	2.5

	Construcción de carpeta asfáltica del e.c.f. 15 a la población de Acaponeta	24.1
	Pavimentación de camino tipo C de Ixtapa-Cuatecomatillo 1ra. Etapa	20.0
	Construcción de adoquinamiento en varias calles del centro histórico de Huajicori	5.0
	Construcción de pavimento Entronque ECF15- El Limón Municipio de Tecuala, Nayrit	6.5
	Construcción de pavimentación asfaltica crucero de Arrayanes a San Juan Bautista del Km. 6+000 al Km 12+000	8.5
	Construcción de pavimentación asfaltica de camino de acceso a Francico Villa del Km 0+000 a Km 4+000	8.0
	Construcción de caminos rurales en varias localidades del Municipio	5.0
	Construcción de pavimentación asfáltica de camino de acceso a Gavilán Chico del Km. 0+000 al Km 1+250	2.5
	Pavimentacón de camino tipo C Buckingham a las Cuevas	15.0
	Pavimentación de camino tipo C Corrodia de Acuitapilco Real a Acuitapilco 1era	12.0
	E.C. (El rincón- El Pichon)-La Fortuna- Lo de Lamedo- Col. 16 de Septiembre	8.7
	Construcción de pavimento asfaltico del Macho a Antonio R. Laureles del Km 0+000 al km 1+500	6.5
	Jicote- Salazares-Las Pilas	58.1
	Reconstrucción de caminos sacacosechas en la localidad de Unión de Corrientes	0.8
	Construcción de bado alcantarilla de ticha en la localidad de Unión de Corrientes	2.5
	Construcción de bado alcantarilla La Orqueta en la localidad de Unión de Corrientes	1.8
	Reconstrucción de caminos sacacosechas en la localidad de Palma Grande	1.8
	Construcción de bado alcantarilla El Pirata en la localidad de Palma Grande	1.8
	Reconstrucción de caminos sacacosechas en la localidad de Coamiles	1.3
	Reconstrucción de caminos sacacosechas en la localidad de Peñas	1.0
	Reconstrucción de bordo de protección en Tuxpan	14.2
	Reconstrucción de caminos sacacosechas en la localidad de Unión de Corrientes	3.0
	Construcción del Boulevard de Ingreso a la Bella Hidalgo	25.0
Nuevo León		**253.0**
	Eje Interestatal: Matehuala-Cd. Victoria, tramo: Lím. de Edos. S.L.P N.L. Dr. Arroyo-E.C. El Carmen.	40.0
	Dieciocho de Marzo - Ciénega del Toro	25.0
	China - Méndez	20.0
	Camino: Melchor Ocampo-Los Aldamas	20.0
	Hacienda El Encadenado - Ejido El Encadenado.	10.0
	E.C. (General Terán Linares) Las Blancas El Balastre.	20.0
	Camino del Ejido Vaqueras a Ejido La Purisima	15.0
	Libramiento Dr. Arroyo	14.0
	Hualahuises - Ejido Pozo de Lajas	12.0
	Rehabilitación de camino vecinal del Cerrito a carretera de Allende a Cadereyta	15.0
	Rehabilitacion de pavimentacion en zona rural en Carretera Ejido Rodriguez Ejido Ranas	10.0
	Camino a Loma Alta	10.0
	Lampazos-Anáhuac	15.0
	Camino Acueducto de Arriba	12.0
	Apodaca-Ciudad Juárez	15.0
Oaxaca		**728.0**
	Modernización y ampliación de carretera Santa María Sola-Tlacotepec-Teojomulco-Santa Cruz Zenzontepec del Km. 0+00 al Km. 112+000. subtramo a modernizar del Km. 59+800 al Km. 69+200	39.0
	Modernización y ampliación del camino la Venta-San Francisco Ozolotepec tramo del km 0+000 al Km 90+000, subtramo del Km. 22+000 al Km. 31+400	39.0
	Modernización y Ampliación del camino Mihuatlan -San Pablo Coatlan-San Jerónimo Coatlan-Piedra Larga-La Palma, tramo del Km. 0+000al Km.103+000. subtramo del Km25+800al Km 34+200	39.0
	Modernización y ampliacion del camino Mitla Sayula. Tr. Totontepec-Villa Morelos-Choapam-Lim. Edos Oaxaca/Veracruz, tramo del Km. 0+000 al Km 142+000, subtramo del Km. 54+000 al Km 63+400	39.0
	Modernización y Ampliación del camino Tecomaxtlahuaca-Coicoyan de las Flores (Puente) tramo del Km. 0+000 al Km. 43+000, subtramo a modernizar del Km. 30+578 al Km 36+578	22.5
	Oaxaca-Puerto Escondido-Huatulco tramo la "Y"-Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y ramal San Sebastian Coatlan del Km. 0+000 al Km. 3+000.	11.0
	Oaxaca Salina Cruz, Tramo mitla-Tequisitlan-entronque Tehuantepec II y ramal a San Pedro y SanPablo Ayutla, Tramo 0+000 ak Km 12+000, Subtramo del Km0+000 ak Km. 4+000	13.0
	Oaxaca-Puerto Escondido-Huatulco tramo la"Y"Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y Ramal San Pedro Coatlan del Km.0+000 al Km. 3+300	11.0
	Oaxaca Puerto Escondido-Huatulco tramo la "Y" Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y Ramal Santa Catarina Coatlan del Km. 0+000 alKm. 3+200	11.0
	Oaxaca Puerto Escondido-Huatulco tramo la "Y" Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y Ramal San Francisco Coatlan del Km. 0+000 al Km. 3+000	11.0
	Oaxaca Puerto Escondido -Huatulco tramo la "Y" Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y ramal San José Llano Cieneguilla tramo del Km. 0+000 al KM. 9+600, subtramo del Km. 0+000 al Km. 2+900	11.0
	Oaxaca-Puerto Escondido-Huatulco tramo la "Y" Barranca Larga-Ventanilla y Puerto Escondido-Huatulco y Ramal Piedra Campana del Km. 0+000 al Km5+000, subtramo del Km. 0+000 al Km. 3+000	11.0

	Reconstrucción del camino Acatlan de Pérez Figueroa-La Capilla tramo del Km 0+000al Km. 24+000, subtramo del Km. 11+000 al Km. 16+000	8.0
	Modernización y ampliación del camino Loma Bonita-Mixtan Monterrosa-Lázaro Cardenas E.C. (Tuxtepec-Palomares), tramo del Km. 0+000 al Km. 38+000, subtramo del Km. 25+000 al Km. 27+000	8.0
	Modernización y ampliación del camino E:C: (Santa María Jacatepec-Cerro Concha)-Vega del Sol, Tramo Sta. María Jacatepec-Cerro Concha. Tramo del Km.0+000 al Km. 7+080	3.5
	Modernización y Ampliación del camino Cuicatlan-Concepción Papalo-San Francisco Chapulapa San Andrés Teotilalpam, tramo Km. 23+290 al Km 85+260, subtramoa modernizar del Km 81+260 ak Km 79+260	8.0
	Modernización y Ampliación del camino Santa María Chilcotla, tramo del Km0+000 al Km. 12+000, subtramo del Km 3+000 al Km. 4+000	5.0
	Jalapa de Díaz-San Felipe Usila tramo del Km. 0+000al Km. 43+000, subtramo delKm. 19+000 al Km. 22+000	11.0
	Modernización y Ampliación del camino San Pedro Teutila San Felipe Jala de Díaz Tramo Km 0+000 al 23+500, subtramo del Km. 4+000 al 7+000	10.0
	Modernización y Ampliación del camino Nochixtlan - San Miguel Piedras tramo del Km. 0+000 al Km. 82+000, subtramo del Km. 32+800 al Km. 34+800	8.0
	Modernización y Ampliación del Camino E.C. (San Marcos Arteaga - Santo Domingo Tonala) - San Jorge Nuchita Tr. Del Km. 0+000 al Km. 34+000, SubTr. Del Km23+00 al 25+000	8.0
	Km 65+000 E.C. (Huajuapan - Tehuacan)- Chazumba-San Miguel ixtapa y construcción de puente ubicado en el Km 15+92	7.0
	Modernización y ampliación del camino E.C(Huajuapan-Tehuacan)-Santa Catarina Zapoquila Membrillos, tramo del Km. 0+000 al Km. 22+200, subtramo del 0+000 al Km. 2+000	8.0
	Modernización y ampliación del camino San FelipeTindaco- San Mateo Sindihui, tramo del Km. 0+000 al Km. 34+000, subtramo del Km. 6+600 al Km. 9+600	8.0
	Santo Domingo YanhuitlanE. C. (Santa María Nativias asunción Nochistlan)- Santo Domingo Yanhuitlan, y construcción Puentre vehicular sobre el Río Verde ubicado en el Km. 7+288	8.0
	E. C. (Santa María Nativitas- La Asunción Nochistan)- Santo Domingo Yanhuitlan, y construcción Puente vehicular de 30 Mts ubicado sobre el camino	7.0
	E. C. (Huahuapan-Tehuacan) -San Sebastian Frontera y construcción de puente de 30 mts.	7.0
	Construcción del camino La Chisoba-Honduras Lucero, tramo del Km. 0+000 al Km. 15+000, subtramo del Km. 11+800 al Km. 15+000	10.0
	Modernización y ampliación del camino el Ceresal-Santa Catarina Ixtepeji- San Miguel del Rio-tramo Km. 0+000 al Km. 15+000, subtramo modernizar del Km. 2+200 al Km. 4+200	8.0
	Modernización y ampliación del camino San Pedro Yolox- San Juan Quiotepec, tramo Km. 0+000 al Km. 21+000, subtramo modernizar del Km. 3+000 al Km 5+000	8.0
	Modernización y ampliación del camino Alvaro Obregón-Huilotepec- Salina Cruz tramo del Km. 0+000al Km. 10+000, subtramo del Km. 8+500 al Km. 6+500	8.0
	Modernización del acceso al malecón Azul Salina Cruz, tramo Km. 0+000 al Km. 5+000, subtramo modernizar del Km. 2+100 al Km 5+000	8.0
	Modernización y Ampliación del E.C. (Lachivixa - 3 Cruzes) - Guichixu tr, Crucero de Guichixu, Tr. Km 0+000 al 4+000 SubTr. A Modernizar del Km 2+300 al Km 4+000	7.0
	Modernización y Apliación del camino Sta. Ma. Guienagati - Peñablanca Tr. Km.0+000 al Km 26+000 SubTr. A Modernizar del Km. 2+300 al Km 4+000	4.0
	Modernización y Ampliación del Camino Sta. Isabel de la Reforma - Santiago Ixcuintepec, Tr. Del Km. 0+000 al Km. 32+000 Subtramo del Km. 3+000 al Km. 5+000	7.0
	Construcción del Camino Gadalupe - San Juan lachixila, Tramo Km. 0+000 al Km 4+000, Subtr. A Modernizar del Km 2+000 al Km 4+000	7.0
	Modernización y Ampliación del Camino Sta. Rosa Caxtlahuaca - San Miguel Cuevas, Tr. Del Km. 0+000 al Km. 11+600, Subtr. A modernizar del Km 4+000 al Km 7+000	7.0
	Modernización y Ampliación del Camino Tesoatlán de Segua y Luna - Santos Reyes Tepejillo - San Juan Mixtepex - San Martin Itunyoso, Km. 102+000 E.C. (Yucudaa - Pinotepan nacional) Tramo del KM. 0+000 Al Km.102+000, Subtr. Del Km 19+500 al Km 21+500 Lado Itunyoso	10.0
	Modernización Ampliación y Construcción de Puente Sobre Rio Mixteco del Camino Tezuatlán de Segura y Luna - Santos Reyes Tepejillo - San Juan Mixtepec - San martin Intunyoso Km. 102+000 E.C.(Yucudaa - Pinotepa Nacional) Tramo del Km 0+000 al Km 102+000 Subtramo del Km41+000 al KM 43+000	10.0
	Modernización y Ampliacion del Camino San Juan Mixtepec - Tejocotes - Juxtlahuaca Tr. Del Km 0+000 al Km 38+000 Subtr. Del km 21+8000 al km 23+800	7.0
	Santiago Tamazola -Sta. Cruz de Bravo (Santiago Tamazola -Sta. Cruz de Bravo - Calihuala - Luz de Juárez) Tramo del km 0+000 al km 34+000, subtramo del km 15+000 al km 18+000	7.0
	Modernización y Ampliación del Camino San Martin del Estado - Santiago Yucuyachi E.C. (Tamasola - Sta. Cruz de Bravo), Tr. De km 0+000 al km 9+500, Subtr. Del km 4+200 al km 6+200	7.0
	Modernización y Ampliación del camino E.C. (Putla- Pinotepa Nacional-Zacatepec) - Coyulito - Guadalupe Nuevo Centro Tr. Del Km0+000 al km 18+000 del km 6+000 al km 8+000	7.0
	Modernización y Ampliación del Camino Ojite Cuauhtémoc - Sta. Cruz Itundujia, Tr. Del km 0+000 al km 64+000, Subtr. Del km 43+500 al km 45+500	7.0
	Modernización y Ampliación del camino Sta. Ma. Yolotepec - Santiago Yosondua, Tr. Del km 0+000 al km 15+000 , subtr. A modernizar 9+000 al 11+000	7.0
	Sta. Ma Zacatepec - San Felipe Atotonilco y construcción de Puente Vehicular de 40 mts Ubicado en el km 5+000	10.0
	E.C. (Outla - Pinotepa Nacional) - El Tapanco - San Vicente Piñas y Construccion del Puente ubicado en el km 6+500 de 40mts.	10.0
	Modernización y Ampliación del Camino El Amate Colorado - Zaragosa Itundujia, Tr. Del km 0+000 al km 64+000, Subtr. A Modernizar del km 13+500 al km 15+500	8.0
	Modernización y Ampliación del Camino E.C. (Yucudaa - Tlaxiaco) Santiago Niundichi - San Juan Ñumi - Tezuatlán de Segura y Luna, Tramo km 0+000 al km 80+000, Subtr. Km 15+000 al km 17+000	8.0

	Modernización y Amplición del Camino E.C. (San Juan Mixtepec - Juntlahuaca) - 3 Cruzes - San Juan Diquiyu, Tr. Km 0+000 al km 37+500, Subtr. A Modernizar del km 8+500 al km 10+500	8.0
	Modernización y Ampliación del Camino Santiago Naranjas - Lazaro Cardenas -Sta. Ma. Yucunicoco, Tramo del km 0+000 al km 12+000, Subtr. Del km 3+800 al km 6+000	8.0
	Reconstrucción del camino km 263 E.C. (Tehuantepec - Juchitan) - Alvaro Obregón, Tr. Del km 0+000 al km 18+000 subtr. Del km 0+000 al km 5+500	8.0
	Modernización y Ampliación del Camino Cazadero de Arriba - Cerro Iguana - San Dionicio del Mar, Tr. Km 0+000 al km 23+138 subtr. A Modernizar del km 13+000 al 15+000	8.0
	Modernización y Ampliación del eje Inter Estatal Mitla - Sayula, Tr. Del km 0+000 al km 230+00 Mitla - Ayutla - Alotepec, Cotzocon - Candayoc, Subtr. Del km 58+000 al km 63+000	18.0
	Construcción del Puente Vehicular La Coba sobre el Río la Lana de 30 Mts. Sobre el camino de acceso a San Juan la Lana	7.0
	Construcción de 2 Puentes Ubicados Sobre el Camino Chahuites - Rancho Salinas (Acceso a Rancho Salinas)	11.0
	Zaachila - C.B.T.A 78 - San Miguel Peras, San Antonio Huitepec, Tr. Del km 0+00 al km 64+000, Subtr. A Modernizar del km 12+000 al km 14+000	8.0
	Modernización y ampliación del camino Miahuatlan Sancarlos Yautepec Tr. Del km 0+000 al km 104+000, Subtr. 22+000 al 25+000	10.0
	Modernización y Ampliación del camino E. C.(Oaxaca-Tehuantepec)- San Bartolo Yautepec, Quiegolani, Tramo Km. 0+000 al Km. 37+000, subtramo a modernizar del Km. 1+500 al Km. 4+500	15.0
	Modernización y ampliación del camino E.C.(Miahuatlan- San José Lachiguiri) San AnmdrésMixtepec-Santa Catarina Quioquitani, tramo Km. 0+000 al Km 22+400, subtramo del Km. 17+500 al 19+500	8.0
	Reconstrucción del camino el Camarón - San Carlos Yautepec, tramo del Km. 0+000 al Km. 18+000, subtramo del Km. 11+500 al Km. 14+500	8.0
	Modernización y ampliación del camino Santa Catarina Juquila- San Marcos Zacatepec- Río Grande, tramo del Km. 0+000 al Km. 51+400, subtramo del Km. 48+400 al Km. 51+400	12.0
	Modernización y ampliación del camino San José de las Flores-Santiago Ixtayutla del Km. 0+000 al Km. 38+876, saubtramo del Km. 20+500 al Km. 23+800	15.0
	Modernmización y ampliación del camino Santiago Ixtayutla tramo Santiago Jamiltepec-Santa Elena Comaltepec-San Jose de las Flores, tramodel Km. 0+000 al Km. 20+000, subtramo a modernizar del Km. 9+000 al Km. 12+000	10.0
	Modernización y ampliación E.C. (Pinotepa Nacional- San Sebastian Ixcapa)- Cañada del Marquéz tramo 0+000 al Km 9+000	8.0
	Puente Collantes ubicado en el Km. 16+981 del camino Pinoepa Nacional-Collantes	7.0
	Construcción de un puente vehicular ubicado en el Km. 0+455 de 30 mts. En el camino Santa María Nutio- Nuevo Progreso.	7.0
	Modernización y ampliacón del camino Luz de Luna -San Juan Lachao tramo del Km. 0+000 al Km. 9+000, subtramo Km. 7+000 al Km 9+000	8.0
Puebla		**237.0**
	Xicotepec-San Pedro-Ahuaxintitla	12.0
	Xonocatlan-Guadalupe Victoria-Buenavista de Guerrero	12.0
	Tepango de Rodriguez- Tlamanca de Hdz	12.0
	Entronque carretero Huejotzingo-San Martín Texmeluca-Camino a Veracruz San Juan Tuxco, San Martín Texmelucan	7.0
	Entronque carretero San Martín Texmelucan-San Salvador el Verde-Camino Vista Hermosa con concreto Hidraulico, San Rafael Tlanalapa	3.0
	E.C. Carretera Federal México Puebla-Blvd. Jalisco con concreto hidráulico	7.1
	Camino Rural Tepeaca-Tecali	12.0
	Modernización del camino Tochtepec-San Gabriel-Tetzoyocan-Tr. Tochtepec	6.0
	Modernización del camino Tenango Santa Ursula E.C.F Puebla-Perote	6.0
	Puente Cuatecomates intermunicipal Cohuecan Acteopan	6.0
	Modernización y ampliación del camino tipo C acceso a San Miguel Cosahuatla.	6.0
	San Jeronimo-Xayacatlan-Gabino Barreda	12.0
	Camino Santo Tomás Atlaltepec-San Martín Atexcal	7.5
	Modernización del camino tipo C Tepexi-Mariscala del Km 0+000 al 1+132	4.0
	Camino Santa Cruz entre Camino Viejo-San Miguel Espejo	5.0
	Pavimentación con concreto Hidraulico del camino real a alpozonga hasta barranca de pesos long. 2 km por 12 mts. de ancho. Libertad Antorchista	7.5
	Llano Verde- Rinconada	7.5
	Acoculco-Tres Cabezas	8.5
	Las Agüitas-Tepeixco	8.5
	Entronque carretero Municipio de Nealtican camino 15 Sur- Carretera Paso de Cortés, Nealtican Puebla	3.0
	Huehuetlan El Chico- El Tecocoyuco	4.0
	Ahuazotepec-Laguna Seca	3.5
	Libres- Nuevo México	2.5
	San José Miahuatlan- San Vicente Ferrer	12.0
	Libramiento Tecamachalco	20.0
	San Juan Atenco-San José Guerrero	20.0
	E.C. (Hueytamalco-Ayotoxco)-Paso Real Atehuitzin	22.4
Querétaro		**389.0**

	Carretera Estatal 100 El Colorado-Higuerillas, Tramo Bernal-Higuerillas	207.2
	Colón-Fuenteño: Modernizar y ampliar la vía existente a 7.0 metros de ancho de corona, para alojar dos carriles de circulación de 3.5 , metros de ancho en cada uno en 40.0 km.	16.6
	Huimilpan-Taponas-Bravo: Modernización del camino rural a un tipo C con un ancho de corona de 7 m., en una longitud de 7.0 mts.	2.9
	Camino El Madroño-Tres Lagunas: Reconstrucción del Camino Rural, en una longitud de 19.0 km. Revestido para un ancho de corona de 5.0, mediante revestimiento, trabajos de limpieza de obras de drenaje y construcción de obras complementarias.	20.7
	Camino Corralejo - Prolongación Constituyentes Longitud 2.8 kilómetros. Dos cuerpos de 7 metros cada uno.	19.5
	Camino Saldarriaga - La Noria Longitud 3.2 kilómetros. Dos cuerpos de 7 metros cada uno.	20.0
	Ahuacatlán-Santa Águeda: Modernizar el camino rural en una longitud de 27.0 km. Se ampliará la vía existente a 7.0 M. de ancho de corona para alojar dos carriles de circulación de 3.5 m. cada uno.	17.8
	Camino Concá-La Florida: Modernización del camino rural en una longitud de 18.0 km., se ampliará el paso existente a 7.0 metros de ancho de corona, para alojar dos carriles de circulación de 3.5 m. de ancho cada uno.	20.7
	Camino El Lindero-Portugués: Modernización del camino rural en una longitud de 7.0 km., se ampliará el paso existente a 7.0 mts. De ancho de corona, para alojar dos carriles de circulación de 3.5 mts. De ancho cada uno	21.4
	E. C. (Amealco-Santiago Mexquititlán) San Ildefonso Tultepec: Modernización del camino rural en una longitud de 22.0 km., se modernizará el paso existente a 7.0 mts. De ancho de corona, para alojar dos carriles de circulación de 3.5 mts. De ancho cada uno	25.9
	E. C. (San Juan del Río-Xilitla)-Charco Frío: Modernización del camino rural en una longitud de 5.0 km., se modernizará el paso existente a 7.0 mts. De ancho de corona, para alojar dos carriles de circulación de 3.5 mts. De ancho cada uno	7.0
	Ezequiel Montes-El Ciervo: Modernización del camino rural en una longitud de 6.0 km., se modernizará el paso existente a 7.0 mts. De ancho de corona, para alojar dos carriles de circulación de 3.5 mts. De ancho cada uno	9.3
Quintana Roo		**100.0**
	Caobas - Arroyo Negro	40.0
	Leona Vicario - Central Vallarta - Puerto Morelos	30.0
	Ucum - La unión	30.0
San Luis Potosí		**361.0**
	Modernización y Ampliación del camino El Zopope-Tampaxal	6.0
	Tampaon-Reforma-Vichinchijol-Plan de Iguala	10.0
	San José del Grito- Las Cruces - Yoliat - San Francisco	13.5
	Ramal a Estribo (Longitud de 23.0 kms)	10.0
	San Ciro de Acosta - Corral Quemado	10.5
	Cañas Ignacio Allende (Puente)	10.0
	Tamazunchale-San Martin Chalchicuautla (longitud 19.7 kms)	10.0
	Venado - Mexiquito – Epazote	24.0
	Construcción del Libramiento Venado	7.5
	Santa Anita -Palo de Arco-Tanchachin	12.0
	La Esperanza- Santa Elena	8.0
	Charco Cercado-La Tapona	12.0
	Valle de San Juan-Rincón del Refugió	10.0
	Los Ángeles - Maravillas y Ramal a Noria de los Conos	7.5
	Construcción del Puente Tonatico	8.0
	Tapona - Pocitos - Peyote	6.5
	Modernización y ampliación del camino Estación Tamuín-Santa Martha	20.0
	E.C. 57-El Terrero Sur (Eje 140)	20.0
	Xantol-Las Huertas-Cd. Valles (ind. Ramal a las Flores)	12.0
	Modernización del camino Alaquines-Nueva Reforma del km 12+000 al km 21+900 Municipio de Alaquines San Luis Potosí.	10.0
	San Ciro de Acosta-Vaqueros-E.C. 70 (ramal a La Luz)	7.0
	Tenzonapa-Tixcuayuca	2.5
	El Herrero-La Luz	7.0
	Boulevar Valles- Tampico	10.0
	La Providencia-Llano Grande	8.0
	Modernización y Pavimentación del camino Wadley San José de Coronados.	5.0
	Aquismon-Xolmon-Unión de Guadalupe	5.0
	Reconstrucción del camino Ramal a Real de Catorce tramo del km. 0+000 al km 21+000.	8.0
	Modernización del camino E.C. 80-Agua Nueva del Norte	6.0
	La Biznaga-Los Chilares-Tanque Colorado	10.0
	Las Cruces-Limites de los Estados SLP-Zac.	6.0
	Modernización del camino E.C. 57-San Francisco	5.0
	Aguazarca-E.C. La Peñita	8.0
	Vanegas el Salado (Incluye ramal al Gallo)	8.0

	Boulevard Carretera 85	10.0
	Tamanchilocuilt-Tamán-El Banco-Xilhuaso	8.0
	Camino El Organo-Arroyo Seco	5.0
	Construcción de Terraplén y colocación de carpeta asfáltica en el camino La Noria Cárdenas	5.0
	Blvd.Valles-Tampico	10.0
Sinaloa		**459.0**
	Topolobampo-Choix, Tramo: San Blas-El Fuerte-Choix	16.3
	Mocorito San Benito Tr. 9+100 al 26+300	8.7
	E.C. México 15 - Mocorito - El Valle	8.1
	Pavimentación del camino Protomartir-Ejido Bruno B. Garza, longitud 3.65 kilometros	9.8
	Carretera Guasave - Las Glorias Ampliación de 7 a 12 Mts.	20.4
	Construcción Tamazula El Amole	8.1
	La Canela a El Rodeo	11.9
	El Lano- Higueras de Padilla	3.2
	Rehabilitación Acceso Mesillas	2.4
	San Ignacio - Dimas - Barras de Piaxtla	12.2
	ECF México No. 15 Loma de Tecuyo	8.1
	Carretera Imala Sanalona	20.8
	E.C. Culiacán-Sanalona-Alcoyonqui-E.C. A lo de Bartolo	29.8
	E.C. Internacional México 15 Habalito del Tubo	4.0
	Villa Unión-Amapa	25.0
	Carretera México 15-El Moral	14.0
	Rehabilitación Carretera México 15-Recodo	29.0
	Rehabilitación Carretera Villa Unión-Siqueiros	21.0
	Rehabilitación Escuinapa-Teacapan	15.0
	Tabucahui-San Javier-La Ciénega	12.2
	Carretera Angostura-Salvador Alvarado	29.0
	Pavimentación E.C. Méx 15- Acatita, tramo: 2+300-8+504.90, longitud 6.20 km	17.2
	Villa Morelos-La Curva (5.9 km)	13.2
	Construcción de puente vehicular Los Arrayanes Chele	7.3
	Av. Aztlan tramo Zapata-Blvd. Ganaderos	12.2
	Carretera Bebelama-Méx 15	8.1
	Libramiento Oriente-Mochis tramo Boulevard Centenario-Mochis-Topolobampo	25.0
	Rehabilitación Carr. Méx 15-La Noria	30.0
	Rehabilitación Calle Cero tramo Carretera Internacional Méx. 15-FFCC mpio. de Sinaloa	17.0
	Cosalá-Nuestra Señora	20.0
Sonora		**475.0**
	Construcción de puente inferior en la interseccion vial Blvd. Navarrete y Blvd. Luis Encinas	25.0
	Distribuidor vial Bulevar Solidaridad y Bulevar Luis Donaldo Colosio entre Navarrete y Blvd. Real del Arco	60.0
	Pavimentacion del Blvd. Quiroga, tramo del Blvd. camino del Seri a Carretera 26 (Salida a Costa de Hermosillo)	75.0
	Vialidad Yaqui-Mayo	15.0
	Carretera: Costera de Sonora, Tramo: Villa Guadalupe-Peñasco	74.0
	Álamos-san bernardo del km 0+000 al km 33+500	10.0
	Rosario-Quiriego, tramo del km 7+000 al km 9+000, 1 Entronque y 1 puente	20.0
	Nogales-Saric	40.0
	Carretera Tesia-Camoa, incluye 2 puentes	30.0
	Ures-Rayón, incluye puente en Río Sonora	20.0
	Agiabampo-Santa Bárbara, conclusión de tramo: Las Bocas-Tojahui	6.0
	Carbó-La Poza (continuación)	20.0
	Nogales-Santa Cruz	20.0
	Construcción de vialidad desde Ejido Triunfo Santa Rosa al Graciano Sánchez (Valle de Guaymas-Empalme)	10.0
	Blvd. San Germán-(E.C. Blvd. Lomas de Colosio-Libramiento San José)	12.6
	Blvd. Lomas de Colosio-Libramiento San José	8.4
	Blvd. San Germán-(E.C. Blvd. Lomas de Colosio)	6.3
	Rehabilitación de Vialidad del Parque Industrial "Sánchez Taboada"	12.7
	Rehabilitación y ampliación carretera Esperanza-Hornos	10.0
Tabasco		**291.0**
	Jalpa de Méndez -Cunduacan, Tr: Jalpa de Méndez - Vía Corta Cunduacan del km 0+000 al km 15+000.	79.3
	Santa Cruz - Jalapita - El Bellote	68.7
	E.C. (Jonuta - Zapatero) - Los Pajaros - Bucheos	20.7
	Cd. Pemex - Monte Grande	20.7
	El Triunfo - La Hulería	32.1

	El Aguila - El Tinto - Asunción - Benito Juárez	64.3
	E.C. (Chable - El Triunfo) - Mario Calcáneo - El Pipila	5.2
Tamaulipas		**493.0**
	Matamoros - Puerto Matamoros	120.0
	Altamira-Nuevo Progreso	98.0
	Eje Interregional - Matehuala - Cd. Victoria	95.0
	Cd. Victoria - Soto La Marina,Tramos: Aeropuerto-Casas y Gildardo Magaña-Soto La Marina.	50.0
	Santa Ana de Nahola - Límite de Estados	50.0
	E.C. Tampico-Mante Km 62-Santa Juana	40.0
	Camino: Burgos-Linares, tramo: Burgos-Lim. de Edos.Tam. N.L.	40.0
Tlaxcala		**146.0**
	Mesa Redonda-Rancho de Torres-La Garita	15.0
	Cuauhtenco-Malintzi y Ramal a la Luz	15.0
	Lázaro Cárdenas-San José de la Laguna E.C. (Xalostoc-Toluca de Guadalupe)	20.0
	Benito Juárez - Ranchería de Torres	15.0
	E.C. (Capula-Lázaro Cárdenas)-Atotonilco- La Cienega	16.0
	San Pedro Tlalcupan- San Bartolomé Cuauhixmatlac	13.0
	E.C. (Tetlatlahuca-Xoxtla)-Zacatelco (Centro Turistico)	20.0
	San Diego Metepec-San Jeronimo Zacualpan	15.0
	Puente El Valle ubicado sobre Benito Juárez - San José Xicohtencatl	2.0
	Tenexyecac-Oztotlapango-San Marcos Jilotepec y Ramal a Tenancingo	15.0
Veracruz		**617.0**
	Pavimentación del Camino Chavarillo - Monte Obscuro - Palmar Estación	10.0
	Carretera Federal La Defensa - Independencia	9.0
	Carranza Ejido de Lima 3.13 km	5.0
	Construcción de Cunetas de Concreto del camino Tuzamapan - vaqueria y Rehabilitación	4.5
	Pavimentacion con Concreto Asfáltico del camino Texin - E.C. Baxtla	5.6
	Pavimentación a Base de Carpeta asfaltica del camino Rancho Nuevo El Conejo	10.0
	Pavimentación a base de carpeta asfáltica del camino Tenextepec-El Escobillo	6.0
	Cazones-La Encantada Coyol Norte	20.7
	Acceso vehicular Pozarica Coatzintla	2.1
	Tuxpan-Tamiahua	27.0
	Construcción del Camino 5 de Mayo - Insurgentes Socialistas	10.0
	Reforma- Paso del Correo	10.0
	Caristay-Carretera Poza Rica-Cazones	10.0
	Camino a la congregación de las barrillas	5.0
	Camino terraplen-carr. Antigua a Minatitlan	8.0
	E.C. (Jilotepec Acatlán-Buenavista)	15.0
	Xometla-El Paso-La Ciénega	18.0
	Aquila-Cumbres de Aquila, modernización del camino en una longitud de 5.7 Km, se moderniza el paso existente a 7.0 M de ancho de corona	9.6
	E:C: (Mariano Escobedo-Loma Grande)El Berro, Modernización del camino en una longitud 2.4 Km, se moderniza el paso existente a 7.0 M de ancho de corona	7.5
	Camino alimentador Rural Platón Sánchez Sacltianguis los Pozos-Las Piedras	20.0
	El Salto de Ayiplantan-Tilapán-Abrevadero	15.0
	Sontecomapan-Coxcuapan	10.0
	Tramo Animas-Otapa	9.0
	Tramo Hidalgotitlan-Las Palomas	9.0
	Tramo Las Lomas-Animas	10.0
	Pavimento asfáltico camino Barrancas-Tereftalatos Km 0+000 al km 4+960	12.0
	Contrucción de pavimento asfáltico en el camino Mapachapa del Puente de la autopista al boulevard Instituto Tecnológico Km 0+000 al Km 2+030	9.0
	Rehabilitación del camino mediante la construcción de terracerias, obras de drenaje y pavimentación asfáltica del camino las Palomas-Loma bella del Km 0+000 al Km 1+140 con meta de 1.14 Km	5.0
	Modernización del camino tipo c San Ángel-Agua Pinole	17.0
	Construcción tipo B comunidad del Tesoro	4.0
	Remodelación de Boulevard Emiliano Zapata	10.0
	Matlatecoya-Zacaloma	10.0
	Atzalan - Zapotitlán, Tramo: del Km. 12+000 al 21+000	13.0
	Reconstrucción del pavimento del camino alimentador, Tlapacoyan-Plan de arroyo, en una longitud de 23.0 Km	13.0
	Sonzapotes-Manuel Ávila Camacho	10.8
	Construcción de pavimento asfalto y elevación de rasante en camino Minera Autlanochoa	15.0
	Rehabilitación a base de concreto asfáltico en el camino Panuco- Alto del Estero(Primera Etapa)	4.5

	Paso del Toro- La Concordia	10.0
	La Concordia- El Fortín	16.9
	Rehabilitación del camino Rural Xico-Tonalaco	2.0
	Rehabilitación del camino Rural Xico-Tlalchy	2.0
	Rehabilitación material caliso y construcción de cunetas de concreto Vaqueria-Tepeapulco	2.0
	Camino San Alfonso- las Lomas	3.0
	Rehabilitación con material calizo y construcción de cunetas de concreto del camino Puente Zaragoza la Granada	2.0
	Rehabilitación con material calizo y construcción de cunetas de concreto del camino Mundo Nuevo-El Grande	2.0
	Pavimentación con concreto asfáltico del camino Texin-E.C. Baxtla	5.6
	Rehabilitación de camino El Cohetero de la Cabecera Municipal de Jalcomulco	2.5
	Rehabilitación con material calizo y construcción de cunetas de concreto del camino Tuzamapan- Vaqueria	4.6
	Construcción Consolación- Las Varas- Las Palmas	7.0
	Ejido La Esperanza-Agua Dulce	18.0
	Calcahualco-Xamaticpa, modernizar camino rural en una longitud de 5.5 Km y se ampliara la existente a 7.0 m de ancho de corona	15.0
	Chocamán-Tetla-Xocotla, modernización del camino en una longitud de 16.90 Km, se moderniza el paso existente a 7.0 M de ancho de corona	10.0
	Construcción de pavimento con carpeta asfáltica en camino el Encino-Ahuihuixtla del Km 0+000 al Km 6+564.47	20.0
	Camino la Unión-Coapeche del Km 19+968.53 al km 21+180	6.1
	Rehabilitación de Vialidades del Municipio de Jalapa	6.0
	Pavimentación de la calle Francisco Villa, en la comunidad de Manuel León	1.5
	Pavimentación de la calle Josefa Ortiz de Domínguez, en la comunidad de Paraje Nuevo	1.5
	Pavimentación de la calle Francisco Urbina, en la localidad de San Rafael Río Seco	1.5
	Pavimentación de la calle principal en la comunidad de Cacahuatal	1.5
	Camino Nezca-Chalpa	1.0
	Camino Calcahualco-Vaquería	5.0
	Camino Paso María a Vista Hermosa	3.0
	Camino El Rosario a Malibrán	3.0
	Camino Villanueva-Zacate-Colorado Primero	3.0
	Camino Villanueva-Zacate-Colorado Segundo	3.0
	Camino Cabecera a Punta Limón	3.0
	Estanzuela-Lerdo de Tejada-Buenavista-Tepoztec-Libertad	12.0
	Jonotal-Piedra Parada	10.0
	Tepetates-Llanito, km 0+000-10+000	8.0
	Xico-Pocitos	8.0
	Alameda-Monte Grande	10.0
	Modernización del Camino Nuevo Morelos-Vasconcelos	8.0
	Camino Perote-Escobillo a Rancho Nuevo	10.0
Yucatán		**271.0**
	Peto-Valladolid	82.0
	Muna-Peto	60.0
	E.C. (Mérida-Progreso)-Kikteil-Sierra Papacal	30.0
	Telchac Puerto-Dzilam Bravo	25.0
	Motul-Telchac Puerto	25.0
	Telchac Pueblo Sinanche-Yobain Dzidzantun	25.0
	Baca-Dzemul	15.0
	Paseo Montejo	8.0
	Acceso Vial Tepakan - Kantirix	1.0
Zacatecas		**538.5**
	Rancho El Ayo - E.C. Nochistlán / Tlachichila	10.0
	Atolinga La Ciénega (Lím. Con Jálisco 7 Kms.)	10.0
	Chalchihuites - La Aurora - Alejandro	10.0
	Lázaro Cárdenaz - Agua de la Vieja (Puente)	7.0
	Salida Fresnillo Norte (6.3 Km de 7 a 22 m y Distribuidor)	0.0
	E.C. Fresnillo / Valparaiso - E.C. Sta. Rosa - El Colorado - Car. Ruíz - Zacatecas A.c.	15.0
	El Ahijadero - Montemariana A.C.	10.0
	E.C. Fresnillo / Valparaiso - Matias Ramos A.C.	8.0
	Presa de Linares - E.C. Carretero Fresnillo / Valparaiso A.C.	10.0
	E.C. Fresnillo / San Jeronimo -Tapias de Santa Cruz A.C.	10.0
	E.C. Fresnillo / Vicente Guerrero - La Cantera	10.0
	E.C. Las Mercedes / La Salada - Ojo de Agua	10.0
	Montemariana - El Porvenir - El Centro	15.0

	El Salto - Torreón de los Pastores	5.0
	Sta. Teresa - Ojo Seco - Minillas	5.0
	El Saucito - La Candelaria	10.0
	E.C. Ojo Caliente / Panfilo Natera - Tahonas	6.0
	La Tesorera - Guanajuatillo - El Marín	15.0
	El Plateado - Tabasco	10.0
	San Ignacio - San Salvador	10.0
	Zóquite - Tacoaleche	10.0
	El Bordo - La Cosinera A.C.	5.0
	Jeréz -El Cargadero - Palmas Altas	17.0
	Valparaiso - Jeréz (Via Lobatos)	15.0
	E.C. Villanueva / Joaquín Amaro - El Carrizal	11.0
	Ojitos -San Felipe	10.0
	José Ma. Morelos - Juan Aldama	10.0
	Guadalajarita - Yahualica	12.0
	Las Playas - E.C. Tierra Blanca - Ejido Hidalgo	0.0
	Momax - San Lorenzo	6.0
	San Lorenzo - General Joaquín Amaro	10.0
	E.C. Huejucar / Monte Escobedo - María de la Torre	10.0
	E.C. Huejucar / Monte Escobedo - El Capulín de los Ruíz	10.0
	Nieves - Mazipil - Consepción del Oro; Tramo estación Camacho - Mazupil	10.0
	Chepinque - Marvillas - Noria de Ángeles	10.0
	Muleros - Panuco	10.0
	Pedregoso - El Nigromante	7.0
	San Felipe - Morones - Cantuna	22.0
	Susticacan - Los Cuervos - El Chiquihuite	10.0
	Viboras - El Cuidado	10.0
	Juancho Rey - El Venado	10.0
	Atotonilco-Las Amecas	10.0
	Valparaiso-Capulín de la Sierra	10.0
	E.C. Fresnillo/Est.Ruíz- Sta Lucia de la Sierra	10.0
	E.C. Pozo de Gamboa / Sta. Mónica - Sta. Rita - Las Huertas de Amaya	10.0
	Estación La Colorada - Estancia la Colorada	10.0
	Villa García - El Nigromante	10.0
	El Salto - Tarasco	3.0
	Villanueva - La Boquilla	10.0
	Construcción 2a Etapa Libramiento Loreto	6.0
	Construcción Carretera El Tepetate - Tierra Blanca	5.0
	Construcción Segunda Etapa de Boulevard Loreto - San Marcos	15.0
	Libramiento Villa de Cos	9.0
	Pavimentación de Camino Rural Felipe Carrillo Puerto - Manganita	16.8
	Construcción de la Carretera Col. Hidalgo Las Huertas	12.6
	TOTAL	**12,916.7**

ANEXO 35. AMPLIACIONES A EDUCACIÓN (pesos)

		Monto
TOTAL EDUCACIÓN PÚBLICA		**2,254,405,912**
EDUCACIÓN BÁSICA		**2,200,000,000**
S111	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	10,000,000
U042	Fortalecimiento a las acciones asociadas a la educación indígena	70,000,000
U031	Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	800,000,000
U033	Apoyos complementarios para el FAEB	1,000,000,000
S128	Programa Nacional de Lectura	30,000,000
	Escuela siempre abierta a la comunidad	140,000,000
	Programa para el fortalecimiento del Servicio de la Educación Telesecundaria	50,000,000
	Programa de fortalecimiento a la Educación Especial e Integración Educativa	100,000,000
EDUCACIÓN MEDIA SUPERIOR		**54,405,912**
	Infraestructura y Equipamiento para la Preparatoria General Emiliano Zapata, en la Col. Tierra y Libertad, Monterrey, Nuevo León	50,000,000
	Subsidios federales para organismos descentralizados estatales [1/]	4,405,912

[1/] Los recursos de esta ampliación se destinaran a la Construcción del Cerco Perimetral y Módulo Adminsitrativo en Colegio de Bachilleres, Villa de Cos, Zacatecas

ANEXO 35.1. AMPLIACIONES A DEPORTE (pesos)

	Monto
Deporte	**3,045,014,857**
Comisión de Apelación y Arbitraje del Deporte	**7,000,000**
Programa de Deporte (S205)	**3,038,014,857**
Proyectos de Infraestructura Deportiva Municipal (Anexo 35.2)	3,038,014,857

ANEXO 35.2. AMPLIACIONES PARA INFRAESTRUCTURA DEPORTIVA MUNICIPAL (pesos)

ENTIDAD FEDERATIVA	MUNICIPIO / DEMARCACIÓN	Monto
		3,038,014,857
AGUASCALIENTES	AGUASCALIENTES	12,000,000
AGUASCALIENTES	CALVILLO	3,500,000
AGUASCALIENTES	COSÍO	1,000,000
AGUASCALIENTES	EL LLANO	1,000,000
AGUASCALIENTES	JESÚS MARÍA	2,500,000
AGUASCALIENTES	SAN FRANCISCO DE LOS ROMO	1,000,000
BAJA CALIFORNIA	ENSENADA	19,000,000
BAJA CALIFORNIA	MEXICALI	30,700,000
BAJA CALIFORNIA	PLAYAS DE ROSARITO	22,300,000
BAJA CALIFORNIA	TIJUANA	28,000,000
BAJA CALIFORNIA SUR	COMONDÚ	10,500,000
BAJA CALIFORNIA SUR	LA PAZ	941,176
BAJA CALIFORNIA SUR	LOS CABOS	19,241,176
CAMPECHE	CAMPECHE	29,500,000
CAMPECHE	CARMEN	2,500,000
CAMPECHE	CHAMPOTÓN	500,000
CAMPECHE	ESCÁRCEGA	7,500,000
CHIAPAS	CATAZAJÁ	5,325,000
CHIAPAS	CHIAPA DE CORZO	3,326,048
CHIAPAS	COMITÁN DE DOMÍNGUEZ	5,460,000
CHIAPAS	COPAINALÁ	5,300,000
CHIAPAS	IXTACOMITÁN	4,490,000
CHIAPAS	LA CONCORDIA	5,000,000
CHIAPAS	LA TRINITARIA	7,500,000
CHIAPAS	OCOSINGO	15,000,000
CHIAPAS	OSUMACINTA	4,480,000
CHIAPAS	SAN CRISTÓBAL DE LAS CASAS	9,956,217
CHIAPAS	TUXTLA GUTIÉRREZ	53,000,000
CHIAPAS	UNIÓN JUÁREZ	5,300,000
CHIAPAS	VENUSTIANO CARRANZA	8,500,000
CHIAPAS	VILLAFLORES	5,000,000
CHIAPAS	YAJALÓN	13,600,000
CHIHUAHUA	BACHÍNIVA	5,000,000
CHIHUAHUA	CASAS GRANDES	5,150,000
CHIHUAHUA	CHIHUAHUA	1,169,238
CHIHUAHUA	CUAUHTÉMOC	300,000
CHIHUAHUA	CUSIHUIRIACHI	4,000,000
CHIHUAHUA	DELICIAS	5,030,762
CHIHUAHUA	JUÁREZ	17,500,000
CHIHUAHUA	LA CRUZ	4,000,000
CHIHUAHUA	MADERA	5,000,000
CHIHUAHUA	ROSARIO	4,000,000
CHIHUAHUA	TEMÓSACHIC	6,000,000
COAHUILA	ACUÑA	1,600,000
COAHUILA	ALLENDE	1,350,000
COAHUILA	CASTAÑOS	2,150,000
COAHUILA	FRONTERA	1,350,000
COAHUILA	MÚZQUIZ	46,550,000
COAHUILA	PIEDRAS NEGRAS	20,000,000
COAHUILA	SALTILLO	61,900,000
COAHUILA	SAN BUENAVENTURA	22,100,000
COAHUILA	TORREÓN	22,300,000

COLIMA	COLIMA	11,480,000
COLIMA	COMALA	2,271,000
COLIMA	COQUIMATLÁN	2,000,000
COLIMA	CUAUHTÉMOC	2,000,000
COLIMA	IXTLAHUACÁN	1,500,000
COLIMA	MANZANILLO	23,229,000
COLIMA	MINATITLÁN	600,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	10,000,000
DISTRITO FEDERAL	AZCAPOTZALCO	4,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	11,000,000
DISTRITO FEDERAL	COYOACÁN	6,300,000
DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	9,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	4,000,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	45,216,667
DISTRITO FEDERAL	IZTAPALAPA	31,456,922
DISTRITO FEDERAL	LA MAGDALENA CONTRERAS	2,341,176
DISTRITO FEDERAL	MIGUEL HIDALGO	15,692,308
DISTRITO FEDERAL	MILPA ALTA	12,000,000
DISTRITO FEDERAL	TLÁHUAC	9,495,000
DISTRITO FEDERAL	TLALPAN	9,800,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	25,200,000
DISTRITO FEDERAL	XOCHIMILCO	4,000,000
DURANGO	CANATLÁN	1,300,000
DURANGO	CONETO DE COMONFORT	650,000
DURANGO	DURANGO	33,559,103
DURANGO	GÓMEZ PALACIO	15,000,000
DURANGO	GUADALUPE VICTORIA	7,000,000
DURANGO	HIDALGO	650,000
DURANGO	LERDO	10,000,000
DURANGO	MAPIMÍ	5,000,000
DURANGO	MEZQUITAL	5,000,000
DURANGO	PEÑÓN BLANCO	3,150,000
DURANGO	RODEO	1,300,000
DURANGO	SAN JUAN DEL RÍO	2,600,000
DURANGO	SANTIAGO PAPASQUIARO	8,690,896
DURANGO	VICENTE GUERRERO	4,650,000
GUANAJUATO	CELAYA	13,500,000
GUANAJUATO	CORTAZAR	2,000,000
GUANAJUATO	DOLORES HIDALGO	2,000,000
GUANAJUATO	LEÓN	17,000,000
GUANAJUATO	MANUEL DOBLADO	3,000,000
GUANAJUATO	MOROLEÓN	500,000
GUANAJUATO	SALAMANCA	3,500,000
GUANAJUATO	SALVATIERRA	6,000,000
GUANAJUATO	SAN JOSÉ ITURBIDE	900,000
GUANAJUATO	SAN LUIS DE LA PAZ	2,000,000
GUANAJUATO	SAN MIGUEL DE ALLENDE	3,500,000
GUANAJUATO	SANTIAGO MARAVATÍO	1,500,000
GUANAJUATO	TARIMORO	1,000,000
GUANAJUATO	URIANGATO	1,000,000
GUANAJUATO	VALLE DE SANTIAGO	1,500,000
GUANAJUATO	YURIRIA	1,500,000
GUERRERO	ACAPULCO DE JUÁREZ	9,388,235
GUERRERO	ALPOYECA	2,000,000
GUERRERO	CHILPANCINGO DE LOS BRAVO	2,333,333
GUERRERO	COAHUAYUTLA DE JOSÉ MARÍA IZAZAGA	3,874,899
GUERRERO	COPALA	6,446,429
GUERRERO	COYUCA DE BENÍTEZ	6,000,000
GUERRERO	CUAUTEPEC	1,735,714
GUERRERO	FLORENCIO VILLARREAL	4,012,605
GUERRERO	GENERAL HELIODORO CASTILLO	1,841,176
GUERRERO	IXCATEOPAN DE CUAUHTÉMOC	990,000
GUERRERO	JUCHITÁN	1,446,429
GUERRERO	LEONARDO BRAVO	1,841,176
GUERRERO	MOCHITLÁN	3,966,667

GUERRERO	PEDRO ASCENCIO ALQUISIRAS	2,314,050
GUERRERO	PUNGARABATO	7,741,176
GUERRERO	TELOLOAPAN	4,300,950
GUERRERO	TEPECOACUILCO DE TRUJANO	3,500,000
GUERRERO	XOCHIHUEHUETLÁN	6,300,000
GUERRERO	ZIHUATANEJO DE AZUETA	3,874,899
GUERRERO	ZIRÁNDARO	2,341,176
HIDALGO	ACAXOCHITLÁN	3,134,850
HIDALGO	ACTOPAN	2,000,000
HIDALGO	AGUA BLANCA DE ITURBIDE	1,000,000
HIDALGO	ATOTONILCO EL GRANDE	2,000,000
HIDALGO	CARDONAL	2,000,000
HIDALGO	CHAPULHUACÁN	1,000,000
HIDALGO	EMILIANO ZAPATA	1,000,000
HIDALGO	FRANCISCO I. MADERO	2,000,000
HIDALGO	HUAZALINGO	2,000,000
HIDALGO	HUEHUETLA	1,000,000
HIDALGO	HUEJUTLA DE REYES	2,000,000
HIDALGO	JACALA DE LEDEZMA	1,000,000
HIDALGO	MINERAL DE LA REFORMA	5,000,000
HIDALGO	MINERAL DEL MONTE	1,000,000
HIDALGO	MIXQUIAHUALA DE JUÁREZ	2,000,000
HIDALGO	PACHUCA DE SOTO	11,000,000
HIDALGO	SAN BARTOLO TUTOTEPEC	2,000,000
HIDALGO	SAN SALVADOR	1,890,000
HIDALGO	TECOZAUTLA	2,000,000
HIDALGO	TEPEAPULCO	2,000,000
HIDALGO	TEZONTEPEC DE ALDAMA	3,500,000
HIDALGO	TLAHUELILPAN	2,000,000
HIDALGO	YAHUALICA	1,275,150
HIDALGO	ZEMPOALA	2,000,000
HIDALGO	ZIMAPÁN	2,500,000
JALISCO	ACATIC	164,880
JALISCO	AMATITÁN	173,124
JALISCO	ATEMAJAC DE BRIZUELA	1,000,000
JALISCO	ATENGO	494,640
JALISCO	ATENGUILLO	625,990
JALISCO	ATOYAC	1,768,800
JALISCO	BOLAÑOS	824,400
JALISCO	CABO CORRIENTES	519,372
JALISCO	CHAPALA	1,750,000
JALISCO	COLOTLÁN	737,838
JALISCO	DEGOLLADO	2,047,000
JALISCO	ETZATLÁN	3,500,000
JALISCO	GUACHINANGO	1,750,000
JALISCO	GUADALAJARA	53,785,017
JALISCO	HUEJÚCAR	854,400
JALISCO	HUEJUQUILLA EL ALTO	854,400
JALISCO	IXTLAHUACÁN DE LOS MEMBRILLOS	1,748,800
JALISCO	JALOSTOTITLÁN	1,643,800
JALISCO	JILOTLÁN DE LOS DOLORES	824,400
JALISCO	JUCHITLÁN	1,000,000
JALISCO	LA HUERTA	1,136,878
JALISCO	MIXTLÁN	577,080
JALISCO	OCOTLÁN	3,503,700
JALISCO	PIHUAMO	824,400
JALISCO	SAN IGNACIO CERRO GORDO	1,643,800
JALISCO	SAN JUAN DE LOS LAGOS	5,545,600
JALISCO	SAN JULIÁN	1,643,800
JALISCO	SAN MARCOS	854,400
JALISCO	SAN MARTÍN HIDALGO	750,000
JALISCO	SAN SEBASTIÁN DEL OESTE	519,372
JALISCO	SANTA MARÍA DEL ORO	824,400
JALISCO	SAYULA	612,080
JALISCO	TALA	1,251,200

JALISCO	TALPA DE ALLENDE	1,129,428
JALISCO	TECALITLÁN	6,712,200
JALISCO	TEPATITLÁN DE MORELOS	3,338,470
JALISCO	TLAQUEPAQUE	11,046,960
JALISCO	TOMATLÁN	6,300,000
JALISCO	TONALÁ	11,038,624
JALISCO	TONILA	614,950
JALISCO	TUXCUECA	1,786,937
JALISCO	TUXPAN	412,200
JALISCO	UNIÓN DE TULA	2,750,000
JALISCO	VILLA PURIFICACIÓN	561,940
JALISCO	ZAPOPAN	19,129,400
JALISCO	ZAPOTITLÁN DE VADILLO	824,400
JALISCO	ZAPOTLÁN DEL REY	1,376,520
JALISCO	ZAPOTLÁN EL GRANDE	824,400
MÉXICO	ACAMBAY	3,130,000
MÉXICO	ACULCO	3,130,000
MÉXICO	ALMOLOYA DE JUÁREZ	3,130,000
MÉXICO	APAXCO	5,000,000
MÉXICO	ATENCO	35,000,000
MÉXICO	ATIZAPÁN DE ZARAGOZA	13,000,000
MÉXICO	ATLAUTLA	14,000,000
MÉXICO	CALIMAYA	15,000,000
MÉXICO	CHALCO	35,000,000
MÉXICO	CHAPA DE MOTA	2,000,000
MÉXICO	CHIAUTLA	30,000,000
MÉXICO	CHIMALHUACÁN	25,000,000
MÉXICO	COATEPEC HARINAS	2,000,000
MÉXICO	DONATO GUERRA	3,130,000
MÉXICO	ECATEPEC DE MORELOS	6,350,000
MÉXICO	HUEHUETOCA	4,000,000
MÉXICO	HUEYPOXTLA	2,000,000
MÉXICO	HUIXQUILUCAN	6,300,000
MÉXICO	IXTAPAN DEL ORO	3,130,000
MÉXICO	IXTLAHUACA	3,130,000
MÉXICO	JILOTEPEC	3,130,000
MÉXICO	JILOTZINGO	3,130,000
MÉXICO	JOQUICINGO	1,000,000
MÉXICO	JUCHITEPEC	3,130,000
MÉXICO	MALINALCO	3,130,000
MÉXICO	METEPEC	3,130,000
MÉXICO	NAUCALPAN DE JUÁREZ	3,130,000
MÉXICO	NEZAHUALCÓYOTL	33,495,841
MÉXICO	NICOLÁS ROMERO	16,490,000
MÉXICO	OCOYOACAC	6,300,000
MÉXICO	OTUMBA	1,000,000
MÉXICO	OTZOLOTEPEC	3,130,000
MÉXICO	SAN FELIPE DEL PROGRESO	3,130,000
MÉXICO	SAN MATEO ATENCO	3,130,000
MÉXICO	TEMAMATLA	3,130,000
MÉXICO	TEMASCALAPA	3,130,000
MÉXICO	TEMOAYA	3,130,000
MÉXICO	TENANGO DEL AIRE	3,130,000
MÉXICO	TENANGO DEL VALLE	3,130,000
MÉXICO	TEOLOYUCÁN	20,000,000
MÉXICO	TEPETLIXPA	3,130,000
MÉXICO	TEQUIXQUIAC	3,000,000
MÉXICO	TEXCALTITLÁN	5,000,000
MÉXICO	TEXCOCO	6,300,000
MÉXICO	TIANGUISTENCO	3,130,000
MÉXICO	TIMILPAN	3,130,000
MÉXICO	TOLUCA	9,430,000
MÉXICO	TULTITLÁN	3,130,000
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	12,600,000
MÉXICO	VILLA VICTORIA	3,130,000

MÉXICO	ZACUALPAN	3,000,000
MÉXICO	ZINACANTEPEC	3,130,000
MÉXICO	ZUMPAHUACÁN	7,300,000
MICHOACÁN	ARIO	750,000
MICHOACÁN	BRISEÑAS	5,200,000
MICHOACÁN	CARÁCUARO	4,725,000
MICHOACÁN	CHARAPAN	1,800,000
MICHOACÁN	COENEO	2,250,000
MICHOACÁN	COJUMATLÁN DE RÉGULES	1,218,112
MICHOACÁN	CONTEPEC	6,537,607
MICHOACÁN	COTIJA	3,500,000
MICHOACÁN	ERONGARÍCUARO	1,750,000
MICHOACÁN	HUETAMO	1,575,000
MICHOACÁN	JIQUILPAN	467,335
MICHOACÁN	LA PIEDAD	2,000,000
MICHOACÁN	MORELIA	37,369,124
MICHOACÁN	MÚGICA	5,780,780
MICHOACÁN	PAJACUARÁN	1,944,589
MICHOACÁN	PARACHO	4,791,322
MICHOACÁN	PURUÁNDIRO	4,856,922
MICHOACÁN	TANGAMANDAPIO	6,000,000
MICHOACÁN	TANHUATO	2,750,000
MICHOACÁN	TEPALCATEPEC	6,000,000
MICHOACÁN	TUXPAN	4,500,000
MICHOACÁN	URUAPAN	6,000,000
MICHOACÁN	VENUSTIANO CARRANZA	3,300,000
MICHOACÁN	VILLAMAR	1,400,565
MICHOACÁN	YURÉCUARO	1,000,000
MICHOACÁN	ZACAPU	6,000,000
MICHOACÁN	ZAMORA	2,000,000
MICHOACÁN	ZITÁCUARO	1,800,000
MORELOS	AYALA	3,500,000
MORELOS	CUAUTLA	6,300,000
MORELOS	CUERNAVACA	4,500,000
MORELOS	EMILIANO ZAPATA	2,541,322
MORELOS	JIUTEPEC	7,182,353
MORELOS	JOJUTLA	4,682,353
MORELOS	PUENTE DE IXTLA	4,000,000
MORELOS	TEMIXCO	2,500,000
MORELOS	TEMOAC	1,000,000
MORELOS	TLALTIZAPÁN	2,000,000
MORELOS	YAUTEPEC	6,682,353
MORELOS	ZACATEPEC	2,000,000
NAYARIT	AMATLÁN DE CAÑAS	3,500,000
NAYARIT	COMPOSTELA	4,400,000
NAYARIT	HUAJICORI	1,000,000
NAYARIT	IXTLÁN DEL RÍO	4,500,000
NAYARIT	ROSAMORADA	3,100,000
NAYARIT	SAN BLAS	1,500,000
NAYARIT	SANTA MARÍA DEL ORO	4,800,000
NAYARIT	SANTIAGO IXCUINTLA	1,300,000
NAYARIT	TECUALA	2,000,000
NAYARIT	TEPIC	13,300,000
NUEVO LEÓN	ABASOLO	3,449,398
NUEVO LEÓN	ALLENDE	4,000,000
NUEVO LEÓN	APODACA	3,000,000
NUEVO LEÓN	CADEREYTA JIMÉNEZ	4,000,000
NUEVO LEÓN	CIÉNEGA DE FLORES	2,000,000
NUEVO LEÓN	GRAL. BRAVO	1,000,000
NUEVO LEÓN	GRAL. ESCOBEDO	5,500,000
NUEVO LEÓN	LAMPAZOS DE NARANJO	5,000,000
NUEVO LEÓN	LOS RAMONES	1,000,000
NUEVO LEÓN	MONTEMORELOS	1,500,000
NUEVO LEÓN	MONTERREY	70,560,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	9,520,488

NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	3,500,000
NUEVO LEÓN	SANTA CATARINA	24,500,000
NUEVO LEÓN	VILLALDAMA	2,882,499
OAXACA	ASUNCIÓN OCOTLÁN	1,200,000
OAXACA	ASUNCIÓN TLACOLULITA	2,400,000
OAXACA	CHAHUITES	5,013,562
OAXACA	EL ESPINAL	2,000,000
OAXACA	HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA	2,500,000
OAXACA	MATÍAS ROMERO AVENDAÑO	2,000,000
OAXACA	NEJAPA DE MADERO	1,200,000
OAXACA	OAXACA DE JUÁREZ	33,600,000
OAXACA	SAN BARTOLO YAUTEPEC	1,750,000
OAXACA	SAN JACINTO AMILPAS	1,200,000
OAXACA	SAN JACINTO TLACOTEPEC	1,750,000
OAXACA	SAN JOSÉ ESTANCIA GRANDE	1,200,000
OAXACA	SAN JUAN COTZOCÓN	2,200,000
OAXACA	SAN JUAN LACHAO	2,748,922
OAXACA	SAN PEDRO HUAMELULA	2,000,000
OAXACA	SAN PEDRO TAPANATEPEC	3,500,000
OAXACA	SAN PEDRO TIDAÁ	1,200,000
OAXACA	SANTA CATARINA JUQUILA	1,218,122
OAXACA	SANTA CRUZ ITUNDUJIA	2,748,922
OAXACA	SANTA CRUZ XOXOCOTLÁN	1,548,922
OAXACA	SANTA MARÍA GUIENAGATI	2,000,000
OAXACA	SANTA MARÍA HUAZOLOTITLÁN	1,218,122
OAXACA	SANTA MARÍA NDUAYACO	1,200,000
OAXACA	SANTA MARÍA TOTOLAPILLA	2,000,000
OAXACA	SANTIAGO JAMILTEPEC	1,200,000
OAXACA	SANTIAGO JUXTLAHUACA	2,000,000
OAXACA	SANTIAGO LAOLLAGA	3,200,000
OAXACA	SANTO DOMINGO INGENIO	2,000,000
OAXACA	SANTO DOMINGO TEHUANTEPEC	2,000,000
OAXACA	TATALTEPEC DE VALDÉS	4,000,000
OAXACA	TLACOLULA DE MATAMOROS	1,200,000
OAXACA	TOTONTEPEC VILLA DE MORELOS	1,200,000
OAXACA	UNIÓN HIDALGO	2,000,000
OAXACA	VILLA DE ZAACHILA	1,200,000
OAXACA	VILLA SOLA DE VEGA	4,000,000
PUEBLA	ACATZINGO	2,872,122
PUEBLA	ATLIXCO	4,000,000
PUEBLA	CHIAUTLA	1,500,000
PUEBLA	COYOMEAPAN	2,000,000
PUEBLA	CUAPIAXTLA DE MADERO	1,800,000
PUEBLA	CUYOACO	2,500,000
PUEBLA	HUEHUETLA	3,000,000
PUEBLA	IXTEPEC	2,200,000
PUEBLA	PUEBLA	23,500,000
PUEBLA	SAN GABRIEL CHILAC	1,300,000
PUEBLA	SAN JOSÉ MIAHUATLÁN	4,000,000
PUEBLA	SAN JUAN ATZOMPA	2,000,000
PUEBLA	SAN MARTÍN TEXMELUCAN	4,500,000
PUEBLA	SAN PABLO ANICANO	2,210,522
PUEBLA	SAN SALVADOR HUIXCOLOTLA	4,500,000
PUEBLA	TEHUACÁN	10,500,000
PUEBLA	TENAMPULCO	5,000,000
PUEBLA	TEPEXI DE RODRÍGUEZ	6,000,000
PUEBLA	TLATLAUQUITEPEC	2,500,000
PUEBLA	TULCINGO	2,500,000
PUEBLA	XOCHITLÁN TODOS SANTOS	3,700,000
PUEBLA	ZACATLÁN	16,000,000
QUERÉTARO	AMEALCO DE BONFIL	10,800,000
QUERÉTARO	CADEREYTA DE MONTES	6,000,000
QUERÉTARO	CORREGIDORA	16,000,000
QUERÉTARO	EL MARQUÉS	3,500,000
QUERÉTARO	HUIMILPAN	6,350,000

QUERÉTARO	PEDRO ESCOBEDO	6,000,000
QUERÉTARO	TEQUISQUIAPAN	9,300,000
QUERÉTARO	TOLIMÁN	4,350,000
QUINTANA ROO	BACALAR	3,514,793
QUINTANA ROO	BENITO JUÁREZ	16,324,831
QUINTANA ROO	FELIPE CARRILLO PUERTO	1,757,396
QUINTANA ROO	ISLA MUJERES	3,500,000
QUINTANA ROO	JOSÉ MARÍA MORELOS	1,757,396
QUINTANA ROO	LÁZARO CÁRDENAS	1,757,396
QUINTANA ROO	OTHÓN P. BLANCO	7,029,586
QUINTANA ROO	TULUM	1,757,396
SAN LUIS POTOSÍ	AHUALULCO	3,290,000
SAN LUIS POTOSÍ	CEDRAL	5,800,000
SAN LUIS POTOSÍ	CIUDAD DEL MAÍZ	7,100,000
SAN LUIS POTOSÍ	CIUDAD VALLES	7,500,000
SAN LUIS POTOSÍ	EL NARANJO	8,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	7,000,000
SAN LUIS POTOSÍ	SAN NICOLÁS TOLENTINO	10,958,000
SAN LUIS POTOSÍ	SANTA MARÍA DEL RÍO	7,150,000
SAN LUIS POTOSÍ	VENADO	11,250,000
SAN LUIS POTOSÍ	XILITLA	6,950,000
SINALOA	AHOME	3,500,000
SINALOA	ANGOSTURA	4,270,151
SINALOA	CHOIX	1,500,000
SINALOA	COSALÁ	8,538,797
SINALOA	CULIACÁN	13,291,079
SINALOA	GUASAVE	6,900,000
SINALOA	MAZATLÁN	10,100,000
SINALOA	MOCORITO	10,000,000
SINALOA	SALVADOR ALVARADO	5,400,000
SINALOA	SINALOA	3,500,000
SONORA	CABORCA	3,500,000
SONORA	CAJEME	15,341,176
SONORA	GENERAL PLUTARCO ELÍAS CALLES	1,341,176
SONORA	GUAYMAS	14,000,000
SONORA	HERMOSILLO	22,341,176
SONORA	HUATABAMPO	10,500,000
SONORA	MAGDALENA	7,000,000
SONORA	NAVOJOA	3,500,000
SONORA	NOGALES	1,341,176
SONORA	SAN IGNACIO RÍO MUERTO	1,341,176
SONORA	SAN LUIS RÍO COLORADO	10,500,000
TABASCO	BALANCÁN	1,600,000
TABASCO	CÁRDENAS	4,000,000
TABASCO	CENTLA	2,400,000
TABASCO	CENTRO	6,900,000
TABASCO	COMALCALCO	8,600,000
TABASCO	CUNDUACÁN	4,000,000
TABASCO	EMILIANO ZAPATA	2,000,000
TABASCO	HUIMANGUILLO	3,500,000
TABASCO	JALAPA	2,400,000
TABASCO	JALPA DE MÉNDEZ	3,000,000
TABASCO	JONUTA	2,000,000
TABASCO	MACUSPANA	2,700,000
TABASCO	NACAJUCA	2,600,000
TABASCO	PARAÍSO	1,600,000
TABASCO	TACOTALPA	1,600,000
TABASCO	TEAPA	1,600,000
TABASCO	TENOSIQUE	5,500,000
TAMAULIPAS	ANTIGUO MORELOS	3,500,000
TAMAULIPAS	CAMARGO	525,000
TAMAULIPAS	GUERRERO	525,000
TAMAULIPAS	MATAMOROS	7,000,000
TAMAULIPAS	MIER	525,000
TAMAULIPAS	MIGUEL ALEMÁN	700,000

TAMAULIPAS	NUEVO LAREDO	1,225,000
TAMAULIPAS	TAMPICO	3,499,999
TAMAULIPAS	VICTORIA	15,000,000
TAMAULIPAS	XICOTÉNCATL	12,500,000
TLAXCALA	APIZACO	14,000,000
TLAXCALA	ATLTZAYANCA	1,950,000
TLAXCALA	EMILIANO ZAPATA	2,000,000
TLAXCALA	HUAMANTLA	9,000,000
TLAXCALA	HUEYOTLIPAN	5,500,000
TLAXCALA	SAN JUAN HUACTZINCO	3,000,000
TLAXCALA	SANCTÓRUM DE LÁZARO CÁRDENAS	3,500,000
TLAXCALA	TETLA DE LA SOLIDARIDAD	5,000,000
TLAXCALA	TLAXCO	7,000,000
TLAXCALA	XALTOCAN	2,000,000
TLAXCALA	ZILTLALTÉPEC DE TRINIDAD SÁNCHEZ SANTOS	1,600,000
VERACRUZ	ACAYUCAN	7,453,000
VERACRUZ	AMATLÁN DE LOS REYES	2,500,000
VERACRUZ	APAZAPAN	1,117,950
VERACRUZ	CHALMA	6,300,000
VERACRUZ	COSOLEACAQUE	4,116,202
VERACRUZ	HUATUSCO	7,000,000
VERACRUZ	IGNACIO DE LA LLAVE	2,464,940
VERACRUZ	JOSÉ AZUETA	1,000,000
VERACRUZ	MARTÍNEZ DE LA TORRE	1,500,000
VERACRUZ	MINATITLÁN	4,151,435
VERACRUZ	MISANTLA	3,359,525
VERACRUZ	NANCHITAL DE LÁZARO CÁRDENAS DEL RÍO	2,235,900
VERACRUZ	NAOLINCO	745,300
VERACRUZ	NARANJAL	1,000,000
VERACRUZ	ORIZABA	4,380,474
VERACRUZ	OZULUAMA DE MASCAREÑAS	2,500,000
VERACRUZ	PÁNUCO	4,151,435
VERACRUZ	PAPANTLA	3,985,181
VERACRUZ	POZA RICA DE HIDALGO	4,151,435
VERACRUZ	PUEBLO VIEJO	3,150,000
VERACRUZ	SAN ANDRÉS TUXTLA	4,151,435
VERACRUZ	SANTIAGO TUXTLA	6,300,000
VERACRUZ	SOLEDAD DE DOBLADO	3,500,000
VERACRUZ	TANTOYUCA	2,000,000
VERACRUZ	TEMPOAL	3,150,000
VERACRUZ	TLACOJALPAN	1,000,000
VERACRUZ	TUXPAN	4,151,435
VERACRUZ	VERACRUZ	2,235,900
VERACRUZ	XALAPA	10,586,274
VERACRUZ	ZONGOLICA	6,692,757
YUCATÁN	ABALÁ	2,000,000
YUCATÁN	CACALCHÉN	2,000,000
YUCATÁN	CANTAMAYEC	2,000,000
YUCATÁN	CELESTÚN	2,000,000
YUCATÁN	CENOTILLO	600,000
YUCATÁN	CHAPAB	1,500,000
YUCATÁN	CHICXULUB PUEBLO	2,000,000
YUCATÁN	CONKAL	2,000,000
YUCATÁN	DZÁN	3,500,000
YUCATÁN	HUHÍ	1,300,000
YUCATÁN	HUNUCMÁ	2,000,000
YUCATÁN	IXIL	2,000,000
YUCATÁN	IZAMAL	3,000,000
YUCATÁN	MANÍ	2,000,000
YUCATÁN	MÉRIDA	15,000,000
YUCATÁN	OPICHÉN	1,000,000
YUCATÁN	OXKUTZCAB	2,220,899
YUCATÁN	QUINTANA ROO	2,000,000
YUCATÁN	SAN FELIPE	1,000,000
YUCATÁN	SINANCHÉ	600,000

YUCATÁN	SUDZAL	2,000,000
YUCATÁN	TEABO	2,000,000
YUCATÁN	TEKAX	2,000,000
YUCATÁN	TEPAKÁN	6,300,000
YUCATÁN	TICUL	2,000,000
YUCATÁN	TIXCACALCUPUL	2,000,000
YUCATÁN	TIXKOKOB	2,500,000
YUCATÁN	TIZIMÍN	3,000,000
YUCATÁN	XOCCHEL	3,544,099
YUCATÁN	YAXKUKUL	2,000,000
ZACATECAS	CUAUHTÉMOC	923,200
ZACATECAS	FRESNILLO	13,684,501
ZACATECAS	GUADALUPE	3,453,846
ZACATECAS	JEREZ	5,000,000
ZACATECAS	JUCHIPILA	6,000,000
ZACATECAS	PINOS	7,000,000
ZACATECAS	RÍO GRANDE	1,453,846
ZACATECAS	SOMBRERETE	3,000,000
ZACATECAS	VALPARAÍSO	5,000,000
ZACATECAS	VILLA DE COS	3,935,355
ZACATECAS	VILLA GONZÁLEZ ORTEGA	5,500,000
ZACATECAS	ZACATECAS	60,073,040

ANEXO 35.3. AMPLIACIONES DE CULTURA (pesos)

CULTURA	**4,057,861,241**
Ciudades Patrimonio (R046)	**150,000,000**
Oaxaca	12,426,549
Tlacotalpan	9,970,138
Querétaro	19,940,276
Guanajuato	7,976,110
Zacatecas	5,360,755
Campeche	14,969,656
Distrito Federal	21,125,132
Morelia	16,501,300
Puebla	37,843,175
San Miguel de Allende	3,886,909
Proyectos de Cultura (Anexo 35.4)	**3,907,861,241**

ANEXO 35.4. PROYECTOS DE CULTURA (pesos)

			Monto
APOYOS Y DONATIVOS			**3,907,861,241**
	PROYECTOS ESTATALES		
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**987,773,687**
AGUASCALIENTES	AGUASCALIENTES	RESTAURACIÓN Y REHABILITACIÓN CENTRO CULTURAL LOS ARQUITOS DEL ESTADO	3,598,000
AGUASCALIENTES	AGUASCALIENTES	REHABILITACIÓN Y MANTENIMIENTO DEL TEATRO AGUASCALIENTES 1 ETAPA	4,000,000
AGUASCALIENTES	AGUASCALIENTES	CASA DE CULTURA EN ANTIGUO DIF, ZONA CENTRO, CALVILLO 1 ETAPA	4,000,000
BAJA CALIFORNIA	ESTATAL	PROYECTO ESTATAL DE CULTURA	15,100,000
BAJA CALIFORNIA	MEXICALI	PROYECTO ESTATAL DE CULTURA	1,000,000
CAMPECHE	CAMPECHE	AMPLIACIÓN DE LA BIBLIOTECA DE CAMPECHE INCLUYE LA RESTITUCIÓN DE LOS DOS ANEXOS	14,300,000
CAMPECHE	ESTATAL	PROGRAMA DE FORMACIÓN CULTURAL	7,000,000
CAMPECHE	ESTATAL	PROGRAMA DE LA PROMOCIÓN DE LA CULTURA POPULAR	1,000,000
CAMPECHE	ESTATAL	MUSEO VIRTUAL ITINERANTE	2,000,000
CAMPECHE	ESTATAL	FORMACIÓN ACADÉMICA PARA LA ORQUESTA SINFÓNICA DE CAMPECHE	5,000,000
CAMPECHE	ESTATAL	PROGRAMA EDITORIAL Y DE FOMENTO A LA LECTURA	5,000,000
CAMPECHE	ESTATAL	ENCUENTRO DE LA CULTURA MAYA	1,000,000

CAMPECHE	ESTATAL	FOMENTO INDUSTRIAS CULTURALES	1,000,000
CHIAPAS	SAN CRISTÓBAL DE LAS CASAS	ESTUDIOS Y PROYECTO PARA LA CREACIÓN DEL GRAN MUSEO DE LA HISTORIA DE CHIAPAS	1,500,000
CHIAPAS	SILTEPEC	CONSTRUCCIÓN DE CASA DE CULTURA	1,500,000
CHIAPAS	SUCHIATE	CONSTRUCCIÓN Y EQUIPAMIENTO DEL TEATRO DEL PUEBLO DE SUCHIATE	4,000,000
CHIAPAS	TUXTLA GUTIÉRREZ	LIBRO UN ESCRITOR	500,000
CHIAPAS	TUXTLA GUTIÉRREZ	EDITAR UN CUENTO	500,000
CHIAPAS	TUXTLA GUTIÉRREZ	CONSTRUCCIÓN RINCÓN DEL ARTE	600,000
CHIAPAS	TUXTLA GUTIÉRREZ	TALLER DE INICIACIÓN LITERARIA	620,000
CHIHUAHUA	CHIHUAHUA	III ETAPA RESTAURACIÓN CENTRO CULTURAL QUINTA CAROLINA	10,600,000
CHIHUAHUA	CHIHUAHUA	III ETAPA CENTRO CULTURAL PARRAL	10,000,000
CHIHUAHUA	CHIHUAHUA	FESTIVAL INTERNACIÓNAL CHIHUAHUA	10,000,000
COAHUILA	ESTATAL	BIBLIOTECAS DIGITALES	20,000,000
COAHUILA	ESTATAL	CONCIERTOS DIDÁCTICOS	1,500,000
COAHUILA	ESTATAL	PREMIO IBEROAMERICANO DE POESÍA MANUEL ACUÑA	2,000,000
COAHUILA	ESTATAL	DIFUSIÓN DE LAS CULTURA Y LAS ARTES COAHUILENSES FUERA DEL ESTADO	4,000,000
COAHUILA	ESTATAL	II FESTIVAL INFANTIL Y JUVENIL LA MAROMA	2,400,000
COAHUILA	ESTATAL	SEGUNDA EDICIÓN FOTOCOAHUILA	2,400,000
COAHUILA	ESTATAL	II FESTIVAL DE LA PALABRA	3,000,000
COAHUILA	ESTATAL	DIVULGACIÓN Y APROPIACIÓN DE LA CIENCIA Y LA TECNOLOGÍA EN ZONS MARGINADAS	7,000,000
COAHUILA	SALTILLO	BIBLIOPARQUE SALTILLO NORTE	3,000,000
COAHUILA	SALTILLO	BIBLIOTECAS DIGITALES	5,000,000
COLIMA	COLIMA	FESTIVAL DE CINE COLIMA 2013	1,500,000
COLIMA	CUAUHTÉMOC	CENTRO CULTURAL ESCRITA CUAUHTÉMOC	1,000,000
COLIMA	ESTATAL	PROYECTO ESTATAL DE CULTURA	2,000,000
COLIMA	MANZANILLO	MEJORAMIENTO DE LA BIBIOTECA JULIA PIZA MIRANDA	2,000,000
COLIMA	MINATITLÁN	CONSTRUCCIÓN DE AUDITORIO MUNICIPAL	1,700,000
COLIMA	TECOMÁN	REHABILITACIÓN Y EQUIPAMIENTO CASA DE LA CULTURA	1,500,000
DISTRITO FEDERAL	ESTATAL	CREACIÓN DEL CENTRO DE INTERCULTURALIDAD DE LA CIUDAD DE MÉXICO	35,000,000
DISTRITO FEDERAL	ESTATAL	FESTIVALES CULTURALES Y ATISTICOS DE LA FABRICA DE ARTES Y OFICIOS (FARO) CORREGIDORA EN ARAGON	3,318,516
DISTRITO FEDERAL	ESTATAL	FAROS DE LA CIUDAD DE MEXICO	5,000,000
DURANGO	ESTATAL	ESTRENO MUNDIAL DE LA OPERA ATZIMBA DE RICARDO CASTRO	4,000,000
DURANGO	ESTATAL	FESTIVAL CULTURAL REVUELTAS	20,000,000
DURANGO	ESTATAL	RESCATE DEL MUSEO DEL SITIO DE LA COYOTADA	3,000,000
DURANGO	ESTATAL	REHABILITACIÓN DE LA CASA DE CULTURA DE DURANGO	3,000,000
DURANGO	ESTATAL	REHABILITACIÓN DE LA CASA DE INICIACIÓN AL ARTE Y CULTURA	2,000,000
DURANGO	ESTATAL	REALIZACIÓN DE MURALES CONMEMORATIVOS DEL 450	2,000,000
DURANGO	ESTATAL	COLECCIÓN EDITORIAL DURANGO 450	1,600,000
DURANGO	ESTATAL	CORO INFANTIL DEL ESTADO	2,000,000
DURANGO	ESTATAL	CD DURANGO 450. MEMORIA DE LA MÚSICA POPULAR EN ARREGLOS SINFÓNICOS	600,000
HIDALGO	ESTATAL	OPERACIÓN Y MANTENIMIENTO DE LA RED ESTATAL DE MUSEOS	3,000,000
HIDALGO	ESTATAL	REGISTRO DEL PATRIMONIO CULTURAL DE HIDALGO	1,000,000
MÉXICO	ATIZAPÁN DE ZARAGOZA	BIBLIOTECA DIGITAL DE ZARAGOZA	4,000,000
MÉXICO	ATLACOMULCO	BIBLIOTECA DIGITAL DE ATLACOMULCO	4,000,000
MÉXICO	CHALCO	BIBLIOTECA DIGITAL DE CHALCO	4,000,000
MÉXICO	CHIAUTLA	BIBLIOTECA DIGITAL DE CHIAUTLA	4,000,000
MÉXICO	CHICOLOAPAN	BIBLIOTECA DIGITAL DE CHICOLOAPAN	4,000,000
MÉXICO	CHIMALHUACÁN	BIBLIOTECA DIGITAL DE CHIMALHUACAN	4,000,000
MÉXICO	CUAUTITLÁN	BIBLIOTECA DIGITAL DE CUAUTITLÁN	4,000,000
MÉXICO	CUAUTITLÁN IZCALLI	BIBLIOTECA DIGITAL DE CUAUTITLÁN IZCALLI	4,000,000
MÉXICO	ECATEPEC DE MORELOS	CREACIÓN DE 3 CENTROS HISTÓRICOS EN ECATEPEC DE MORELOS	10,000,000
MÉXICO	ESTATAL	BIBLIOTECAS DIGITALES	100,000,000
MÉXICO	ESTATAL	ANFITEATRO ZONA ORIENTE	25,000,000

MÉXICO	HUEHUETOCA	BIBLIOTECA DIGITAL DE HUHUETOCA	4,000,000
MÉXICO	IXTAPALUCA	BIBLIOTECA DIGITAL DE IXTAPALUCA	4,000,000
MÉXICO	IXTLAHUACA	BIBLIOTECA DIGITAL DE IXTLAHUACA	4,000,000
MÉXICO	LA PAZ	BIBLIOTECA DIGITAL DE LA PAZ	4,000,000
MÉXICO	LERMA	BIBLIOTECA DIGITAL DE LERMA	4,000,000
MÉXICO	METEPEC	TEATRO AL AIRE LIBRE	25,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	BIBLIOTECA DIGITAL DE NAUCALPAN DE JUAREZ	4,000,000
MÉXICO	NEZAHUALCÓYOTL	BIBLIOTECA DIGITAL DE NEZAHUALCOYOTL	4,000,000
MÉXICO	NICOLÁS ROMERO	BIBLIOTECA DIGITAL DE NICOLÁS ROMERO	4,000,000
MÉXICO	SAN FELIPE DEL PROGRESO	BIBLIOTECA DIGITAL DE SAN FELIPE DEL PROGRESO	4,000,000
MÉXICO	SANTO TOMÁS	BIBLIOTECA DIGITAL DE SANTO TOMÁS DE LOS PLATANOS	4,000,000
MÉXICO	TECÁMAC	BIBLIOTECA DIGITAL DE TECÁMAC	4,000,000
MÉXICO	TENANGO DEL VALLE	BIBLIOTECA DIGITAL DE TENANGO DEL VALLE	4,000,000
MÉXICO	TLALNEPANTLA DE BAZ	BIBLIOTECA DIGITAL DE TLALNEPANTLA DE BAZ	4,000,000
MÉXICO	TLALNEPANTLA DE BAZ	EQUIPAMIENTO DEL CENTRO MUNICIPAL DE LAS ARTES	7,700,000
MÉXICO	TOLUCA	CONSTRUCCIÓN DEL NUEVO CONSERVATORIO DE MÚSICA DEL ESTADO DE MÉXICO	17,000,000
MÉXICO	TOLUCA	CINETECA Y CENTRO CULTURAL EL MOLINO	13,000,000
MÉXICO	TULTITLÁN	BIBLIOTECA DIGITAL DE TULTITLÁN	4,000,000
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	BIBLIOTECA DIGITAL DE CVALLE DE CHALCO SOLIDARIDAD	4,000,000
MÉXICO	VILLA VICTORIA	BIBLIOTECA DIGITAL DE VILLA VICTORIA	4,000,000
MÉXICO	ZUMPANGO	BIBLIOTECA DIGITAL DE ZUMPANGO	4,000,000
MICHOACÁN	ESTATAL	CENTRO CULTURAL CLAVIJERO. ACCESO A PERSONAS CON DISCAPACIDAD. PRIMERA ETAPA	2,500,000
MICHOACÁN	ESTATAL	RESTAURACIÓN DEL MUSEO DEL ESTADO DE MICHOACÁN	13,284,740
MICHOACÁN	ESTATAL	AMPLIACIÓN MUSEO ALFREDO ZALCE Y RENOVACIÓN DE LA ARQUITECTURA DEL PAISAJE	5,000,000
MICHOACÁN	ESTATAL	PRESERVACIÓN DEL PATRIMONIO TANGINBLE E INTENGIBLE DEL CENTRO CULTURAL ANTIGÜO DEL COLEGIO JESUITA EN EL MPIO. DE PATZCUARO	535,870
MICHOACÁN	ESTATAL	REMODELACIÓN DE LA CASA DE LA CULTURA DEL MUNICIPIO DE ANGANGUEO	1,500,000
MICHOACÁN	ESTATAL	AFORAMIENTO, ILUMINACIÓN Y AUDIO PROFESIONAL PARA LA CASA DE CULTURA "LIBERTADOR MIGUEL HIDALGO" MUNICIPIO DE JIQUILPAN	1,500,000
MICHOACÁN	ESTATAL	REMODELACIÓN DE LA PLAZA VILLAMAR	978,394
NAYARIT	TEPIC	ESCUELA ESTATAL DE BELLAS ARTES	7,400,000
NAYARIT	TEPIC	FOMENTO AL DESARROLLO CULTURAL DE LAS MUJERES VULNERABLES	1,000,000
NUEVO LEÓN	MONTERREY	MUSEO NACIONAL DE HISTORIA NATURAL EN LA NAVE LEWIS DEL PARQUE FUNDIDORA	10,000,000
NUEVO LEÓN	MONTERREY	APOYO PARA EL SOSTENIMIENTO DE LA COMPAÑIA BALLET ARTÍSTICO DE MONTERREY, POR EL EJERCICIO 2013	10,000,000
NUEVO LEÓN	MONTERREY	REMODELACIÓN, ADECUACION Y EQUIPAMIENTO PARA TEATROS Y AUDITORIOS UBICADOS EN LOS MUNICIPIOS DE NUEVO LEÓN	8,000,000
NUEVO LEÓN	MONTERREY	PROGRAMA DE APOYO A LA POLÍTICA CULTURAL DEL ESTADO ETAPA II	10,100,000
NUEVO LEÓN	MONTERREY	PROYECTO ESTATAL EN LA ESCUELA SUPERIOR DE DANZA	5,000,000
NUEVO LEÓN	MONTERREY	MUSEO DEL PAPALOTE VERDE: MUSEOGRAFIA	28,000,000
NUEVO LEÓN	MONTERREY	FESTIVAL INTERNACIONAL SANTA LUCIA	7,851,000
NUEVO LEÓN	MONTERREY	BALLET DE MONTERREY	6,000,000
NUEVO LEÓN	MONTERREY	REALISMO MÁGICO: MUSEO MARCO	3,900,000
OAXACA	ESTATAL	PROYECTO DE CULTURA ESTATAL	1,100,000
OAXACA	ESTATAL	RESCATE Y MODERNIZACIÓN DE LOS ARCHIVOS HISTÓRICOS DEL ESTADO DE OAXACA	28,050,000
OAXACA	ESTATAL	GUELAGUETZA 2013	16,950,000
OAXACA	HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA	INSTITUTO DE LA CULTURA ZAPOTECA	5,135,908
OAXACA	OAXACA DE JUÁREZ	FORTALECIMIENTO DE LA ORQUESTA SINFÓNICA DE OAXACA	3,000,000
OAXACA	SANTA LUCÍA DEL CAMINO	EQUIPAMIENTO DE MUSEOS COMUNITARIO DE	1,164,092

		OAXACA	
PUEBLA	PUEBLA	MUSEO DE TESOROS DE LA CATEDRAL	15,500,000
PUEBLA	PUEBLA	PROYECTO ESTATAL DE CULTURA	23,400,000
QUERÉTARO	PEDRO ESCOBEDO	CONSTRUCCIÓN DE CASA DE CULTURA Y BIBLIOTECA MUNICIPAL	4,000,000
QUERÉTARO	TOLIMÁN	CONSTRUCCIÓN DE BIBLIOTECA MUNICIPAL	2,400,000
QUINTANA ROO	BENITO JUÁREZ	CENTRO CULTURAL DE LAS ARTES EN BENITO JUÁREZ	15,000,000
QUINTANA ROO	ESTATAL	FESTIVAL DE CULTURA DEL CARIBE	30,000,000
QUINTANA ROO	ESTATAL	GIRA 2013 DE LA ORQUESTA SINFÓNICA DE QUINTANA ROO	6,000,000
QUINTANA ROO	ESTATAL	GIRA 2013 DEL BALLET DE CÁMARA DE QUINTANA ROO	4,000,000
QUINTANA ROO	ESTATAL	GIRA 2013 DE LA ORQUESTA SINFÓNICA JUVENIL	750,000
QUINTANA ROO	ESTATAL	EQUIPAMIENTO DE LAS CASAS DE CULTURA	2,000,000
QUINTANA ROO	OTHÓN P. BLANCO	CREACIÓN DE LA ESCUELA ESTATAL DE TEATRO	11,550,000
SAN LUIS POTOSÍ	ESTATAL	CARAVANA CULTURAL EN LOS MUNICIPIOS MARGINADOS DE SAN LUIS POTOSÍ	2,000,000
SAN LUIS POTOSÍ	ESTATAL	FESTIVAL INTERNACIONAL DE DANZA CONTEMPORANE LILA LÓPEZ	2,000,000
SAN LUIS POTOSÍ	ESTATAL	IMPULSO A LA EDUCACIÓN ARTISTICA Y EL DESARROLLO CULTURAL MUNICIPAL	1,500,000
SAN LUIS POTOSÍ	ESTATAL	CENTRO DE DOCUMENTACIÓN Y ESTUDIOS MÚSICALES JULIÁN CARRILLO	500,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	REHABILITACIÓN DEL CENTRO CULTURAL DE LA HUASTECA POTOSINA	2,100,000
SINALOA	CULIACÁN	SEGUNDA ETAPA CENTRO CULTURAL GENARO ESTRADA	4,400,000
SONORA	HERMOSILLO	PROTECTOS CULTURALES EN SONORA	25,100,000
TAMAULIPAS	VICTORIA	REHABILITACIÓN DE LA CASA DEL ARTE	6,100,000
TLAXCALA	ESTATAL	PROYECTO CULTURAL TLAXCALA 2013	3,100,000
YUCATÁN	ESTATAL	DESCENTRALIZACIÓN DE BIENE, ACCIONES Y SERVICIOS CULTURALES	5,735,210
YUCATÁN	ESTATAL	RESCATE DE TEATRO REGIONAL YUCATECO	6,628,000
YUCATÁN	ESTATAL	FESTIVAL ANUAL DE LAS ARTES 2013	8,965,560
YUCATÁN	ESTATAL	DESARROLLO DEL CENTRO DE INICIACIÓN MÚSICAL INFANTIL	5,683,851
YUCATÁN	ESTATAL	PRIMAVERA CULTURAL 2013	5,997,894
YUCATÁN	ESTATAL	FORMACIÓN LITERARIA EN LÍNEA	2,334,052
YUCATÁN	ESTATAL	FORMACIÓN DE INSTRUCTORES ARTÍSTICOS PARA ALUMNOS CON DISCAPACIDAD	2,964,210
YUCATÁN	ESTATAL	ARTE URBANO ENTRE JÓVENES	1,360,766
YUCATÁN	ESTATAL	PRESERVACIÓN DE LA MEMORIA HISTÓRICA REGIONAL	1,567,624
ZACATECAS	ZACATECAS	FESTIVAL PRIMER CENTENARIO DE LA TOMA DE ZACATECAS PRIMERA ETAPA	15,000,000
ZACATECAS	ZACATECAS	AMPLIACIÓN Y REMODELACIÓN DEL MUSEO FRANCISCO GOITIA	1,700,000
ZACATECAS	ZACATECAS	REHABILITACIÓN DEL TALLER DE RESTAURACIÓN DEL CENTRO CULTURAL ZACATECAS	1,000,000
ZACATECAS	ZACATECAS	ORQUESTA FILARMÓNICA DE ZACATECAS	1,500,000
ZACATECAS	ZACATECAS	EQUIPAMIENTO DEL CENTRO CULTURAL CIUDADELA DEL ARTE	1,000,000
ZACATECAS	ZACATECAS	REHABILITACIÓN Y EQUIPAMIENTO DEL TEATRO RAMÓN LOPEZ VELARDE 3ERA ETAPA	2,000,000
ZACATECAS	ZACATECAS	EQUIPAMIENTO DEL ARCHIVO HISTÓRICO DEL ESTADO DE ZACATECAS	1,000,000
ZACATECAS	ZACATECAS	MUSEO TOMA DE ZACATECAS SEGUNDA ETAPA	5,000,000
ZACATECAS	ZACATECAS	RED DE FESTIVALE ESTATALES	26,950,000
ZACATECAS	ZACATECAS	DESARROLLO Y CONSOLIDACION Y PUESTA EN MARCHA DEL MUSEO MANUEL M. PONCE	5,000,000
PROYECTOS MUNICIPALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**1,974,944,242**
AGUASCALIENTES	AGUASCALIENTES	CONSTRUCCION DE AUDITORIO	3,100,000
AGUASCALIENTES	AGUASCALIENTES	PROYECTO MUNICIPAL DE CULTURA 2013	42,400,000
AGUASCALIENTES	AGUASCALIENTES	ACCIONES PARA LA PROMOCIÓN CULTURAL SEGUNTA PARTE	1,302,000
AGUASCALIENTES	COSÍO	CONSTRUCCION DE CASA DE ARTES Y OFICIOS	3,100,000
BAJA CALIFORNIA	ENSENADA	BIBLIOTECA PÚBLICA MUNICIPAL 1A ETAPA	2,600,000
BAJA CALIFORNIA	MEXICALI	MODERNIZACIÓN DE LA BLIBLIOTECA PRO-HOGAR	2,100,000
BAJA CALIFORNIA	MEXICALI	MODERNIZACIÓN DE LA BLIBLIOTECA SOLEDAD	1,800,000

		PONCE DE LEÓN	
BAJA CALIFORNIA	TECATE	CONSTRUCCIÓN DE FORO DE LA JUVENTUD	2,100,000
BAJA CALIFORNIA SUR	COMONDÚ	APOYOS Y DONATIVOS CULTURALES: CENTRO CULTURAL PARA EL FOMENTO DE LAS ACTIVIDAES TRADICIONALES EL EL ESTADO DE BAJA CALIFORNIA SUR	3,100,000
BAJA CALIFORNIA SUR	COMONDÚ	APOYOS Y DONATIVOS CULTURALES: CENTRO CULTURAL PARA EL FOMENTO DE LAS ACTIVIDAES TRADICIONALES EL EL ESTADO DE BAJA CALIFORNIA SUR	3,100,000
BAJA CALIFORNIA SUR	LA PAZ	CORRO, BRINCO Y JUEGO	1,022,353
BAJA CALIFORNIA SUR	LA PAZ	CONTRA LA OBESIDAD INFANTIL	1,044,283
BAJA CALIFORNIA SUR	LOS CABOS	CENTRO DE INVESTIGACION Y ENTRETENIMIENTO ARTISTICO	936,353
BAJA CALIFORNIA SUR	LOS CABOS	FORMACION PARA LA ENSEÑANZA DE DANZA CONTEMPORANEA	954,568
BAJA CALIFORNIA SUR	MULEGE	ACTIVIDADES CULTURALES DE MULEGE	2,828,353
CAMPECHE	CAMPECHE	PROYECTO MUNICIPAL DE CULTURA 2013	12,000,000
CAMPECHE	CAMPECHE	CENTRO DE ARTE ALTERNATIVO	5,000,000
CAMPECHE	CAMPECHE	TALLERES DE CAPACITACION A MONITORES CULTURALES COMUNITARIOS	500,000
CAMPECHE	CAMPECHE	RESTAURACIÓN DEL TEATRO DE PAULA TORO	3,000,000
CAMPECHE	CARMEN	REHABILITACIÓN DE LA CASA DE CULTURA DE CIUDAD DEL CARMEN	1,000,000
CAMPECHE	CHAMPOTÓN	BIBLIOTECA MODELO "JUAN H. BRITO" DE CHAMPOTON	1,300,000
CAMPECHE	HECELCHAKÁN	CASA DE LA CULTURA INFANTIL DE HECELCHAKÁN	1,000,000
CHIAPAS	ANGEL ALBINO CORZO	CONSTRUCCIÓN DE CASA DE LA CULTURA	6,475,000
CHIAPAS	CHIAPA DE CORZO	4O. FESTIVAL DE LA MARIMBA "MAESTRO ZEFERINO NANDAYAPA RALDA"	400,000
CHIAPAS	COMITÁN DE DOMÍNGUEZ	MUSEO ROSARIO CASTELLANOS (1ERA. ETAPA)	16,000,000
CHIAPAS	COMITÁN DE DOMÍNGUEZ	INSTITUCIONES MUNICIPALES DE CULTURA	53,950,000
CHIAPAS	FRONTERA COMALAPA	CONSTRUCCIÓN DE CASA DE LA CULTURA	3,101,080
CHIAPAS	FRONTERA COMALAPA	FRONTERA COMALAPA CASA DE CULTURA	4,680,000
CHIAPAS	SAN CRISTÓBAL DE LAS CASAS	CONSTRUCCIÓN CASA DE LA CULTURA ZONA NORTE	8,000,000
CHIAPAS	SILTEPEC	CONSTRUCCIÓN DE CASA DE LA CULTURA	4,705,208
CHIAPAS	TAPALAPA	CONSTRUCCIÓN DE CASA DE CULTURA	2,134,000
CHIAPAS	TUXTLA GUTIÉRREZ	EQUIPAMIENTO DE 10 CASAS DE CULTURA	3,100,000
CHIHUAHUA	BUENAVENTURA	PROYECTO MUNICIPAL DE CULTURA 2013	1,400,000
CHIHUAHUA	CAMARGO	ESCENARIO TEATRO DEL PUEBLO	3,100,000
CHIHUAHUA	CASAS GRANDES	CENTRO CULTURAL PAQUIME	4,000,000
CHIHUAHUA	CASAS GRANDES	PROMOCION CULTURAL UN GRITO DE ALEGRIA EN CASAS DE GRANDES	3,000,000
CHIHUAHUA	SATEVÓ	INFRAESTRUCTURA DE CULTURA	1,600,000
CHIHUAHUA	URUACHI	INFRAESTRUCTURA DE CULTURA	1,500,000
COAHUILA	CASTAÑOS	FORO CULTURAL	1,550,000
COAHUILA	MÚZQUIZ	PROYECTO MUNICIPAL DE CULTURA 2013	15,190,000
COAHUILA	SABINAS	REHABILITACIÓN DEL MUSEO DEL CARBÓN	2,000,000
COAHUILA	SALTILLO	INFRAESTRUCTURA CULTURAL MUNICIPAL	3,100,000
COAHUILA	SALTILLO	FORTALECIMIENTO DEL CENTRO DE DIVULGACIÓN DE CIENCIA Y TECNOLOGÍA DE LA REGIÓN SURESTE SEGUNDA FASE	4,100,000
COAHUILA	SAN BUENAVENTURA	PROYECTO MUNICIPAL DE CULTURA 2013	6,510,000
COAHUILA	SAN BUENAVENTURA	FORO CULTURAL	1,550,000
COAHUILA	TORREÓN	MUSEO DEL FERROCARRIL	2,000,000
COAHUILA	TORREÓN	MUSEO CASA DEL CERRO	1,500,000
COAHUILA	VIESCA	RESTAURACIÓN EX HACIENDA SANTA ANA DE LOS HORNOS (SEGUNDA ETAPA)	2,000,000
COLIMA	COLIMA	CONSTRUCCIÓN DE PARQUE LINEAL SOBRE CAMELLÓN DE COL. LOS TRABAJADORES	2,800,000
COLIMA	MANZANILLO	PROYECTO MUNICIPAL DE CULTURA 2013	2,100,000
COLIMA	MANZANILLO	LIBRERÍA MANZANILLO	650,000
COLIMA	MANZANILLO	CENTRO MUNICIPAL DE CULTURA	2,350,000
DISTRITO FEDERAL	ALVARO OBREGON	CORREDOR CULTURAL COYOTES-PLAZA SAN JACINTO	5,992,471
DISTRITO FEDERAL	ÁLVARO OBREGÓN	MEJORAMIENTO DE INFRAESTRUCTURA PARA ACTIVIDADES CULTURALES	7,000,000
DISTRITO FEDERAL	AZCAPOTZALCO	FESTIVAL DE JAZZ "HOMENAJE A HÉCTOR INFANZÓN"	6,268,353
DISTRITO FEDERAL	COYOACÁN	CASA DE CULTURA COYOACÁN	7,000,000
DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	REMODELACIÓN DEL TEATRO MORELOS	6,000,000

DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	CORREDOR CULTURAL	3,100,000
DISTRITO FEDERAL	CUAUHTÉMOC	DIFUNSION DEL PATRIMONIO CULTURAL DEL CENTRO HISTORICO (FIDEICOMISO CENTRO HISTORICO DE LA CUIDAD DE MEXICO)	200,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	CREACION DEL CIRCUITO CULTURAL VILLA FUTURAMA	36,300,000
DISTRITO FEDERAL	IZTACALCO	FESTIVAL CULTURAL	3,333,333
DISTRITO FEDERAL	IZTAPALAPA	CASA DE CULTURA EL SIFON	7,000,000
DISTRITO FEDERAL	IZTAPALAPA	CASA DE CULTURA BONFIL BATALLA GENERAL ANAYA 111 COL. BARRIO SANTA BARBARA	3,500,000
DISTRITO FEDERAL	IZTAPALAPA	CASA DE CULTURA AMACUZAC (COLONIA EL RETOÑO) . ENTRE CALLE ALBERT Y CALLE EMILIO CARRANZA, AL PONIENTE AV. RÍO CHURUBUSCO Y AL ORIENTE AVENIDA PLUTARCO ELIAS CALLES	5,000,000
DISTRITO FEDERAL	IZTAPALAPA	CENTRO CULTURAL VALLE DEL SUR	7,000,000
DISTRITO FEDERAL	IZTAPALAPA	MANTENIMIENTO AL CENTRO CULTURAL FAUSTO VEGA	6,182,824
DISTRITO FEDERAL	IZTAPALAPA	CENTRO COMUNITARIO CULHUACÁN	7,000,000
DISTRITO FEDERAL	LA MAGDALENA CONTRERAS	FESTIVALES CULTURALES	3,681,484
DISTRITO FEDERAL	MAGDALENA CONTRERAS	PROGRAMACION DE FIESTAS CULTURALES 1ERA ETAPA	6,698,353
DISTRITO FEDERAL	MAGDALENA CONTRERAS	MAGDALENA LEE CON TODOS	807,353
DISTRITO FEDERAL	MAGDALENA CONTRERAS	FESTIVAL CULTURAL DIA DE MUERTOS LA LLORONA	1,108,353
DISTRITO FEDERAL	MAGDALENA CONTRERAS	CULTURA QUE FLUYE COMO EL AGUA	979,353
DISTRITO FEDERAL	MAGDALENA CONTRERAS	CON TUS DERECHOS CULTURALES TE PRENDES	1,108,353
DISTRITO FEDERAL	MAGDALENA CONTRERAS	FESTIVAL DECEMBRINO CULTURAL	764,353
DISTRITO FEDERAL	MIGUEL HIDALGO	MANTENIMIENTO A FAROS DEL SABER	7,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	HABILITACION Y RENOVACION DE BIBLIOTECAS DE ESCUELAS PUBLICAS	7,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	CREACIÓN DEL CORREDOR CULTURAL "LUIS BARRAGÁN" METRO CONSTITUYENTES EN LA COLONIA TACUBAYA	6,698,353
DISTRITO FEDERAL	MILPA ALTA	CASAS DE CULTURA DENTRO DEL PERIMETRO DELEGACIONAL	4,000,000
DISTRITO FEDERAL	MILPA ALTA	BIBLIOTECAS Y MUSEOS DENTRO DEL PERIMETRO DELEGACIONAL	8,500,000
DISTRITO FEDERAL	MILPA ALTA	FOEMNTO CULTURAL PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES	7,000,000
DISTRITO FEDERAL	TLAHUAC	FORTALECIMIENTO DE LAS COMPARSAS TRADICIONALES DE LA DELEGACIÓN TLÁHUAC.	4,978,353
DISTRITO FEDERAL	TLAHUAC	CONSTRUCCIÓN DE UN AUDITORIO CULTURAL EN EL HOSPITAL GENERAL DE TLÁHUAC	1,538,353
DISTRITO FEDERAL	TLAHUAC	FORTALECER LA FESTIVIDAD Y COSTUMBRES DEL DÍA DE MUERTOS EN SAN ANDRÉS MIXQUIC DELEGACIÓN TLÁHUAC)	1,538,353
DISTRITO FEDERAL	TLALPAN	ACTIVIDADES CULTURALES PARA EL USO DEL TIEMPO LIBRE PARA LA INFANCIA, JUVENTUD Y PERSONAS ADULTAS MAYORES EN LOS OCHO PUEBLOS DE TLALPAN	1,000,000
DISTRITO FEDERAL	TLALPAN	FORMACION Y ESPECIALIZACION DE PROMOTRES/AS DE ACTIVIDADES CULTURALES EN LOS OCHO PUEBLOS DE TLALPAN	1,000,000
DISTRITO FEDERAL	TLALPAN	RESCATE DE LA CULTURA POPULAR EN LOS OCHOS PUEBLOS DE TLALPAN	2,000,000
DISTRITO FEDERAL	TLALPAN	RESCATE DE ESPACIOS PUBLICOS PARA ACTIVIDADES CULTURALES EN LOS OCHOS PUEBLOS DE TLALPAN	2,000,000
DISTRITO FEDERAL	TLALPAN	PROMOCION TURISTICAS DE LA CULTURA POPULAR EN LOS OCHO PUEBLOS DE TLALPAN	800,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	REHABILITACION Y MANTENIMIENTO A ESPACIOS CULTURALES	13,274,064
DISTRITO FEDERAL	VENUSTIANO CARRANZA	ADQUICISION Y EQUIPAMIENTO A ESPACIOS CULTURALES	6,637,032
DISTRITO FEDERAL	VENUSTIANO CARRANZA	EVENTOS Y FESTIVALES CULTURALES	11,755,571
DISTRITO FEDERAL	XOCHIMILCO	EDICIÓN Y DISTRIBUCIÓN MENSUAL DE HISTORIETAS CON LEYENDAS DE XOCHIMILCO	4,118,353
DURANGO	GÓMEZ PALACIO	REHABILITACIÓN DEL TEATRO ALBERTO M. ALVARADO	2,300,000
DURANGO	PÁNUCO DE CORONADO	PROYECTO MUNICIPAL DE CULTURA 2013	2,400,000
DURANGO	POANAS	CONSTRUCCIÓN DE LA CASA DE LA CULTURA DE POANAS PRIMERA ETAPA	4,000,000
DURANGO	SANTIAGO PAPASQUIARO	CALLES REVUELTAS	1,600,000
DURANGO	SANTIAGO PAPASQUIARO	REMODELACIÓN DEL MUSEO REVUELTAS II ETAPA	4,000,000

GUANAJUATO	APASEO EL GRANDE	BIBLIOTECA PÚBLICA VIRTUAL	4,000,000
GUANAJUATO	CELAYA	RESTAURACIÓN DEL TEMPLO DEL CORAZÓN DE MARÍA TERCERA ETAPA.	2,600,000
GUANAJUATO	CELAYA	INTERVENCIÓN DE CUBIERTAS Y ANEXOS DEL TEMPLO DE SAN FRANCISCO.	500,000
GUANAJUATO	CELAYA	EQUIPAMIENTO CONSERVATORIO DE MÚSICA	1,500,000
GUANAJUATO	CORTAZAR	BIBLIOTECA PÚBLICA VIRTUAL	4,000,000
GUANAJUATO	CORTAZAR	ORGANO Y RESTAURACIÓN DE LA PARROQUIA FRANCISCANA DE DE SAN JOSÉ	1,500,000
GUANAJUATO	CORTAZAR	EQUIPAMIENTO FORO CULTURAL	100,000
GUANAJUATO	CORTAZAR	BIBLIOTECA PÚBLICA VIRTUAL	4,400,000
GUANAJUATO	DOLORES HIDALGO	BIBLIOTECA PÚBLICA VIRTUAL	4,000,000
GUANAJUATO	GUANAJUATO	CONSTRUCCIÓN DEL CENTRO CULTURAL Y COMUNITARIO SONA SUR	10,000,000
GUANAJUATO	LEÓN	LIBRO "AROMAS Y SABORES POR LOS CAMINOS DE GUANAJUATO"	3,100,000
GUANAJUATO	LEÓN	INFAESTRUCTURA DE CULTURA MUNICIPAL	3,100,000
GUANAJUATO	MOROLEÓN	PROYECTO MUNICIPAL DE CULTURA 2013	500,000
GUANAJUATO	SALAMANCA	TEMPLOS DE SALAMANCA	3,100,000
GUANAJUATO	SALVATIERRA	PROYECTO MUNICIPAL DE CULTURA 2013	1,100,000
GUANAJUATO	SALVATIERRA	3ERA ETAPA DE LA REHABILITACIÓN DE LA EX-HACIENDA DE SANTO TOMÁS DE HUATZINDEO	6,500,000
GUANAJUATO	URIANGATO	PROYECTO MUNICIPAL DE CULTURA 2013	500,000
GUANAJUATO	YURIRIA	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
GUANAJUATO	SAN JOSÉ ITURBIDE	FESTIVAL DE LATROVA, LA DANZA, LA BOHEMIA Y ALGO MAS	7,000,000
GUERRERO	ACAPULCO DE JUAREZ	CONSTRUCCION DE CASA DE CULTURA, COLONIA LUCIO CABAÑAS	1,968,353
GUERRERO	ACAPULCO DE JUAREZ	CASA DE CULTURA, NUEVO EJIDO	1,968,353
GUERRERO	ACAPULCO DE JUÁREZ	PROYECTO FARO DE GUERRERO	5,072,464
GUERRERO	AJUCHITLAN DEL PROGRESO	CONSTRUCCIÓN DE CASA DE LA CULTURA, CABECERA MUNICIPAL	2,398,353
GUERRERO	ALPOYECA	CASA DE CULTURA EN CABECERA MUNICIPAL	1,502,576
GUERRERO	ALPOYECA	CASA DE CULTURA	1,538,353
GUERRERO	AYUTLA DE LOS LIBRES	CONSTRUCCION DE LA CASA DE LA CULTURA	2,003,434
GUERRERO	AYUTLA DE LOS LIBRES	FESTIVAL DE BANDAS DE MUSICA DE VIENTO DE LA COSTA CHICA	168,288
GUERRERO	AYUTLA DE LOS LIBRES	DOTACION DE INSTRUMENTOS MUSICALES A DOCE BANDAS DE MÚSICA REGIONAL	601,030
GUERRERO	CHILPANCINGO DE LOS BRAVO	CINE COMUNITARIO DE GUERRERO	1,927,536
GUERRERO	COPALA	CONSTRUCCION DEL CENTRO CULTURAL	1,702,919
GUERRERO	COPALA	FESTIVAL DE LA CHILENA COSTEÑA	260,446
GUERRERO	CUAUTEPEC	CONSTRUCCION DEL CENTRO CULTURAL DE XALAPA	2,003,434
GUERRERO	CUAUTEPEC	CASA DE CULTURA	3,031,692
GUERRERO	CUTZAMALA DE PINZON	REHABILITACIÓN DE PARROQUIA, CABECERA MUNICIPAL	1,968,353
GUERRERO	CUTZAMALA DE PINZON	ADQUISICIÓN DE TRAJES REGIONALES E INSTRUMENTOS MUSICALES	2,398,353
GUERRERO	GUERRERO	FORTALECIMIENTO DEL TEJIDO SOCIAL A TRAVÉS DE LA RECUPERACIÓN Y REHABILITACIÓN DE ESPACIOS PÚBLICOS INFANTILES.	5,997,134
GUERRERO	GUERRERO	EXPOSICIÓN ITINERANTE DE GRAN FORMATO SOBRE LOS DERECHOS ECONÓMICOS SOCIALES Y CULTURALES	1,002,865
GUERRERO	HUAMUXTITLAN	SONIDOS, FLOKLOR Y TRADICIONES	1,538,353
GUERRERO	HUAMUXTITLAN	CONSTRUCCION DE CASA DE CULTURA	3,122,990
GUERRERO	IGUALA DE LA INDEPENDENCIA	LA SEGUNDA ETAPA DE RESTAURACIÓN DE LA PARROQUIA DE SAN FRANCISCO DE ASIS DE IGUALA, GUERRERO	4,200,000
GUERRERO	ILIATENCO	CASA DE CULTURA EN CABECERA MUNICIPAL	1,402,404
GUERRERO	MALINALTEPEC	CASA DE CULTURA EN CABECERA MUNICIPAL	1,502,576
GUERRERO	OMETEPEC	EXPO GASTRONOMICA Y DE ARTESANIAS AFROMEXICANAS	260,446
GUERRERO	TELOLOAPAN	CONTRUCCION DE ZONA ARQUEOLOGICA Y MUSEO "TECAMPANA"	7,000,000
GUERRERO	TLACOAPA	CASA DE CULTURA EN CABECERA MUNICIPAL	1,089,868
GUERRERO	TLALIXTAQUILLA DE MALDONADO	CASA DE CULTURA EN CABECERA MUNICIPAL	1,502,576
GUERRERO	ZIHUATANEJO DE AZUETA	AMPLIACIÓN Y REMODELACIÓN DE LA CASA DE LA CULTURA MUNICIPAL	3,000,000
GUERRERO	ZIHUATANEJO DE AZUETA	CASA DE LA CULTURA AVENIDA EJIDO Y 5 DE MAYO COLONIA CENTRO	5,392,824

GUERRERO	ZIRANDARO	CONSTRUCCIÓN DE CASA DE LA CULTURA CABECERA MUNICIPAL	1,262,471
HIDALGO	ACAXOCHITLÁN	CASA DE CULTURA	1,850,000
HIDALGO	ALFAJAYUCAN	RESTAURACIÓN DEL TEMPLO Y EXCONVENTO DEL SIGLO XVI SAN MARTÍN OBISPO EN ALFAJAYUCAN, 1A ETAPA	1,990,854
HIDALGO	ALMOLOYA	CENTRO DE CULTURA	1,500,000
HIDALGO	CARDONAL	PLAN MAESTRO PARA LA RESTAURACIÓN DE SANTUARIO MAPETH EN CARDONAL, 1A ETAPA	2,000,000
HIDALGO	FRANCISCO I. MADERO	ACTIVIDADES DE DIFUSIÓN Y FOMENTO A LA LECTURA Y EL LIBRO	600,000
HIDALGO	HUEJUTLA DE REYES	MUSEO DE LA CULTURA HUASTECA	10,000,000
HIDALGO	JACALA DE LEDEZMA	CONSTRUCCION DE CASA DE CULTURA	1,250,000
HIDALGO	PACHUCA DE SOTO	ADQUISICIÓN DE LOS PREDIOS DEL FERROCARRIL EN PACHUCA PARA LA CREACIÓN DEL MUSEO DEL ESTADO DE HIDALGO	32,000,000
HIDALGO	PACHUCA DE SOTO	REPARACIÓN DE LAS AZOTEAS DE LA BIBLIOTECA DEL ESTADO "RICARDO GARIBAY"	1,000,000
HIDALGO	PACHUCA DE SOTO	FESTIVAL ARTÍSTICO Y CULTURAL DE LA CIUDAD DE PACHUCA	967,265
HIDALGO	PACHUCA DE SOTO	CONSERVACIÓN Y RESTAURACIÓN DE LAS PINTURAS DE LA SACRISTÍA DEL TEMLPO DEL EXCONVENTO DE SAN FRANCISCO EN PACHUCA HIDALGO	1,041,880
HIDALGO	TLAXCOAPAN	CONTRUCCION DEL CENTRO CULTURAL TLAXCOAPAN 1RA ETAPA	7,000,000
HIDALGO	TULANCINGO DE BRAVO	PROYECTO MUNICIPAL DE CULTURA 2013	3,100,000
HIDALGO	ZIMAPÁN	ADQUISICIÓN DE INMUEBLE PARA LA CREACIÓN DEL CENTRO CULTURAL DE ZIMAPÁN HIDALGO	1,000,000
JALISCO	ACATIC	REHABILITACIÓN DEL TEATRO VIRGEN DE LA CANDELARIA 1A ETAPA	550,000
JALISCO	AHUALULCO DE MERCADO	REHABILITACIÓN DE DESCANSO DE PANTEÓN"RUTA ARQUEOLÓGICA"	1,500,000
JALISCO	AMACUECA	CONSERVACION, RESTAURACIÓN Y ADAPTACION DE NUEVO USO PARA EL CONJUNTO FRANCISCANO DE AMACUECA 2A ETAPA	3,500,000
JALISCO	AMACUECA	CONSTRUCCIÓN DE CENTRO DE DESARROLLO CULTURAL E INTEGRAL PARA LA JUVENTUD DE AMACUECA	2,340,000
JALISCO	AMECA	CONSTRUCCIÓN Y REHABILITACIÓN DE AUDITORIOS	2,000,000
JALISCO	ARANDAS	ACONDICIONAMIENTO Y EQUIPAMIENTO DE CASAS DE LA CULTURA PARA DARLE FUNCIONALIDAD AL CINE-FORO	1,070,000
JALISCO	ARANDAS	REEQUIPAMIENTO DEL MUSEO VIRTUAL	500,000
JALISCO	ATENGO	REHABILITACIÓN CASA DE CULTURA - EMILIANO ZAPATA PRIMER ETAPA	185,000
JALISCO	ATENGO	CONSTRUCCIÓN DE MUSEO COMUNITARIO	500,000
JALISCO	ATENGUILLO	CONSTRUCCIÓN DE LA CASA DE CULTURA PRIMER ETAPA	269,970
JALISCO	ATOTONILCO EL ALTO	ESCUELA DE ARTES Y OFICIOS - CONSTRUCCIÓN DE SALAS, AREAS ADMINISTGRATIVAS Y BAÑOS	1,000,000
JALISCO	AUTLÁN DE NAVARRO	FESTIVAL DE LAS ARTES	15,000,000
JALISCO	CABO CORRIENTES	REMODELACIÓN TEATRO AL AIRE LIBRE EN PLAZA PRINCIPAL TUITO	700,000
JALISCO	CAÑADAS DE OBREGÓN	CONSTRUCCIÓN DE CENTRO CULTURAL DE 6 SALAS PARA DIFERENTES TALLERES, CON ESCENARIO, SALA DE EXPO, AREAS DE COCINA, NUCLEO SANIOTARIO Y AREA DE JARDINES 1A ETAPA	850,000
JALISCO	CASIMIRO CASTILLO	CONSTRUCCIÓN DE AUDITORIO EN LA CASA DE LA CULTURA DE LA RESOLANA	3,000,000
JALISCO	CHAPALA	INFRAESTRUCTURA DE CULTURA MUNICIPAL	1,100,000
JALISCO	CHIQUILISTLÁN	AMPLIACIÓN DE LA CASA DE CULTURA	3,000,000
JALISCO	CONCEPCIÓN DE BUENOS AIRES	CONSTRUCCIÓN DE 2A ETAPA DE MUSEO	2,098,924
JALISCO	DEGOLLADO	REMODELACIÓN DE CASA DE LA CULTURA	840,000
JALISCO	EL ARENAL	TERMINACION DEL MUSEO DEL TEQUILA	975,000
JALISCO	ENCARNACIÓN DE DÍAZ	CONCLUSIÓN DE LA ÚLTIMA ETAPA DE LA CASA DE LA CULTURA EN LA CABECERA MUNICIPAL DE ENCARNACIÓN DE DÍAZ.	1,500,000
JALISCO	ENCARNACIÓN DE DÍAZ	CASA DE LA CULTURA ENCARNACIÓN, PRIMERA ETAPA.	1,000,000
JALISCO	GÓMEZ FARÍAS	CONSTRUCCIÓN DE ESCUELA DE ARTES	500,000
JALISCO	GUADALAJARA	DIFUSIÓN DE LA CULTURA EN EL AMBITO INTERNACIONAL-FESTIVAL DE CIUDADES	12,000,000

		HERMANAS GUADALAJARA-PERM(RUSIA 2013). SONIDOS Y TRADICIONES XXI A.C.	
JALISCO	GUADALAJARA	SEGUNDA FASE DE INTERVENCIÓN INTEGRAL DEL MUSEO PANTEON DE BELEN	5,840,000
JALISCO	GUADALAJARA	CONSTRUCCIÓN DEL CENTRO CULTURAL COMUNITARIO SAN ANDRÉS: CON BIBLIOTECA. ACTIVIDADES CULTURALES EN ESPACIOS ABIERTOS	4,500,000
JALISCO	GUADALAJARA	ESCUELA DE MÚSICA LA FERRO	1,340,000
JALISCO	GUADALAJARA	SEGUNDA FASE DE INTERVENCIÓN INTEGRAL DEL MUSEO PANTEÓN DE BELÉN.	1,500,000
JALISCO	GUADALAJARA	PRIMER FORO NACIONAL VIOLENCIA Y ARTE	700,000
JALISCO	GUADALAJARA	FESTIVAL CULTURAL DE MAYO	1,000,000
JALISCO	GUADALAJARA	SEGUNDA FASE DE INTERVENCIÓN INTEGRAL DEL MUSEO PANTEÓN DE BELÉN.	5,840,000
JALISCO	IXTLAHUACÁN DEL RÍO	CONSTRUCCIÓN DE ESPACIOS CULTURALES	950,000
JALISCO	JESÚS MARÍA	REMODELACIÓN DE CASA DE LA CULTURA	1,000,000
JALISCO	LA BARCA	MANTENIMEINTO Y MEJORES CASA DE CULTURA	230,725
JALISCO	LA BARCA	EQUIPAMIENTO DE BIBLIOTECA PÚBLICA"FRANCISCO ROJAS GONZÁLEZ".	189,800
JALISCO	LA BARCA	EQUIPAMIENTO PARA SALE DE CINE DE LA CASA DE LA CULTURA	997,000
JALISCO	LA HUERTA	CONSTRUCCIÓN DE LA CASA DE CULTURA - EMILIANO ZAPATA PRIMER ETAPA	1,000,000
JALISCO	LAGOS DE MORENO	FORTALECIMEINTO DEL "FESTIVAL CULTURA DE MARZO"	1,500,000
JALISCO	LERMA	REMODELACIÓN DE TEMPLO	2,000,000
JALISCO	MEZQUITIC	REMODELACIÓN PLAZA PÚBLICA	815,474
JALISCO	MIXTLÁN	CONSTRUCCIÓN CASA DE LA CULTURA 1A ETAPA	400,000
JALISCO	PUERTO VALLARTA	FANDANGO EN PTO VALLARTA	6,300,000
JALISCO	SAN DIEGO DE ALEJANDRÍA	REHABILITACIÓN Y EQUIPAMIENTO DE CASA DE LA CULTURA	1,400,000
JALISCO	SAN JUANITO DE ESCOBEDO	CONSTRUCCIÓN DE PLAZA CÍVICA	692,750
JALISCO	SAN MARTÍN DE BOLAÑOS	CONSTRUCCIÓN PLAZA CÍVICA EN "LA PRESA"	900,000
JALISCO	SAN MIGUEL EL ALTO	AMPLIACIÓN DE LA CASA DE LA CULTURA	1,470,000
JALISCO	SAN PEDRO TLAQUEPAQUE	CONSERVACIÓN DEL "INMUEBLE MUSEO PANTALEÓN PANDURO"	5,840,000
JALISCO	SAN PEDRO TLAQUEPAQUE	MUSEOGRAFÍA E INTERIORISMO DEL MUSEO "PANTALEÓN PANDURO"	4,800,000
JALISCO	SAN PEDRO TLAQUEPAQUE	RESTAURACIÓN DE BIENES MUEBLES DEL MUSEO "PANTALEÓN PANDURO".	1,000,000
JALISCO	SAN SEBASTIÁN DEL OESTE	CONSTRUCCIÓN CASA DE LA CULTURA	1,000,000
JALISCO	SAYULA	INFRAESTRUCTURA CULTURAL	660,000
JALISCO	TALPA DE ALLENDE	CONSTRUCCIÓN E INTEGRACION DE TALLERES CULTURALES	1,000,000
JALISCO	TAMAZULA DE GORDIANO	CASA DE LA CULTURA EN VISTA HERMOSA	1,600,000
JALISCO	TAMAZULA DE GORDIANO	PROYECTO CULTURAL "CASA DE LA CULTURA CONTLA"	1,180,000
JALISCO	TECALITLÁN	REMODELACIÓN DEL CENTRO HISTÓRICO ETAPA I Y II	7,000,000
JALISCO	TECOLOTLÁN	CASA DE LA CULTURA	2,840,000
JALISCO	TEOCALTICHE	REHABILITACIÓN Y CONSTRUCCIÓN DE BIBLIOTECA.	1,340,000
JALISCO	TIZAPÁN EL ALTO	EQUIPAMIENTO Y CONSTRUCCIÓN DE 4A ETAPA DE CASA DE CULTURA	3,740,398
JALISCO	TLAJOMULCO DE ZÚÑIGA	PROGRAMA CULTURAL TLAJOMULCO DE ZÚÑIGA	5,000,000
JALISCO	TOMATLÁN	CASA DE CULTURA CABECERA MUNICIPAL	7,000,000
JALISCO	TONALÁ	PROYECTO MUNICIPAL DE CULTURA 2013	12,100,000
JALISCO	TONALÁ	REHABILITACIÓN CASA DE LA CULTURA CABECERA MUNICIPAL	2,000,000
JALISCO	TONALÁ	CARAVANA CULTURAL ITINERANTE	440,000
JALISCO	TONALÁ	RENOVACION DE MURALES EN PRESIDENCIA MUNICIPAL	600,000
JALISCO	TONALÁ	CONSTRUCCIÓN DE ESPACIO CULTURAL LOMA DORADA SECCION C	800,000
JALISCO	TONALÁ	CONSTRUCCIÓN DE ESPACIO CULTURAL SAN FRANCISCO DE LA SOLEDAD JAUSA	1,000,000
JALISCO	TONALÁ	CONSTRUCCIÓN DE ESPACIO CULTURAL ZALATITLAN	1,000,000
JALISCO	TONILA	CASA DE LA CULTURA EN SAN MARCOS	1,500,000
JALISCO	TOTOTLÁN	CONSTRUCCIÓN Y EQUIPAMIENTO DEL AUDITORIO MUNICIPAL	1,200,000

JALISCO	TUXPAN	MUSEO EN LA CABECERA MUNICIPAL	900,000
JALISCO	UNIÓN DE SAN ANTONIO	REHABILITACIÓN DEL AUDITORIO MUNICIPAL DE LA CASA DE LA CULTURA DE LA CABECERA MUNICIPAL DE UNIÓN DE SAN ANTONIO, JALISCO.	1,600,000
JALISCO	UNIÓN DE SAN ANTONIO	AMPLIACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA	1,000,000
JALISCO	VILLA HIDALGO	CONSTRUCCIÓN DE LA SEGUNDA ETAPA DE LA CASA DE LA CULTURA	1,000,000
JALISCO	VILLA PURIFICACIÓN	REHABILITACIÓN DE IGLESIA	760,000
JALISCO	ZAPOPAN	BIBLIOPARQUE VALLE DE SAN ISIDRO	3,840,000
JALISCO	ZAPOTILTIC	CONSTRUCCIÓN DE FORO CULTURAL EN LA DELEGACIÓN HUESCALAPA	700,000
JALISCO	ZAPOTITLÁN DE VADILLO	CONSTRUCCIÓN DE 2 CASAS DE LA CULTURA DELEGACIÓN DE SAN JOSÉ DEL CARMEN Y ZAPOTITLAN	500,000
JALISCO	ZAPOTLÁN DEL REY	RESTAURACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA	800,000
JALISCO	ZAPOTLÁN DEL REY	MODERNIZACIÓN DE LA BIBLIOTECA RODOLFO NERI	500,000
JALISCO	ZAPOTLÁN EL GRANDE	CONSTRUCCIÓN DEL FORO "LUIS GUZMAN" DEL JARDIN PRINCIPAL	1,400,000
MEXICO	CUERNAVACA	ENCUENTRO INTERNACIONAL DE ARTE DIGITAL, ACCIONES ESCÉNICAS Y FOTOGRAFÍA. COLECTIVO DÉDALO AC	1,721,713
MEXICO	NEZAHUALCOYOTL	CASA DE CULTURA ITINERANTE	1,864,471
MEXICO	TULTEPEC	TERMINACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA "VÍCTOR URBAN VELAZCO"	3,586,954
MÉXICO	ALMOLOYA DE JUÁREZ	CONSTRUCCIÓN DE CASA DE CULTURA EN LA LOCALIDAD DE TLALCILALCALPAN	4,000,000
MÉXICO	APAXCO	PROYECTO MUNICIPAL DE CULTURA 2013	4,000,000
MÉXICO	ATLAUTLA	PROYECTO MUNICIPAL DE CULTURA 2013	4,000,000
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	CONSTRUCCION DE AREAS VERDES Y FORO CULTURAL EN EL GRANERO DE LA EX HACIENDA XICO	4,826,087
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	CONSTRUCCION DE ASTA BANDERA MONUMENTAL	2,173,913
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	REHABILITACION DE AREAS VERDES DE LA EX HACIENDA XICO	2,187,500
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	RESTAURACION DEL INMUEBLE DE LA EX HACIENDA XICO	4,812,500
MÉXICO	CHALCO	CASA DE CULTURA	3,500,000
MÉXICO	CHAPA DE MOTA	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
MÉXICO	CHICONCUAC	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	COATEPEC HARINAS	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	CUAUTITLÁN IZCALLI	CONSTRUCCIÓN DEL TEATRO AL AIRE LIBRE SEGUNDA ETAPA	4,000,000
MÉXICO	ECATEPEC DE MORELOS	FOMENTO CULTURA MUNICIPAL	3,471,151
MÉXICO	ECATEPEC DE MORELOS	CORREDOR CULTURAL ECATEPEC	3,528,849
MÉXICO	HUEHUETOCA	PROYECTO MUNICIPAL DE CULTURA 2013	6,000,000
MÉXICO	HUEYPOXTLA	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	HUIXQUILUCAN	CONSTRUCCIÓN DEL CENTRO CULTURAL EN LA LOCALIDAD	6,015,625
MÉXICO	HUIXQUILUCAN	PROGRAMAS Y TALLERES CULTURALES ORIENTADOS A PROMOVER, PRESERVAR Y DIFUNDIR LA CULTURA	984,375
MÉXICO	IXTAPAN DE LA SAL	REMODELACIÓN AL MONUMENTO DE LOS MÁRTIRES DE IXTAPAN DE LA SAL	3,022,824
MÉXICO	IXTAPAN DE LA SAL	REMODELACIÓN DE LA FUENTE DEL MITO DE LA CREACIÓN DE LA SAL	3,812,824
MÉXICO	JOQUICINGO	PROYECTO MUNICIPAL DE CULTURA 2013	3,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	REHABILITACIÓN DEL CENTRO CULTURAL MUNICIPAL	5,000,000
MÉXICO	NEXTLALPAN	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	NEZAHUALCÓYOTL	ADECUACIONES EN EL AUDITORIO PARA EL CENTRO CULTURAL PLURIFUNCIONAL DE NEZAHUACLÓYOTL	20,000,000
MÉXICO	NEZAHUALCÓYOTL	CASA DE CULTURA	3,500,000
MÉXICO	NEZAHUALCÓYOTL	MI BANDA MI CORO	6,182,824
MÉXICO	NEZAHUALCÓYOTL	CONSTRUCCIÓN DEL CENTRO DE CULTURA NEZAHUALCOYOTL "UNIDAD HABITACIONAL REY NEZA"	11,712,824
MÉXICO	NEZAHUALCÓYOTL	PROYECTO DE CULTURA 2013 POR EL 50 ANIVERSARIO DE LA CIUDAD NEZAHUALCOYOTL	11,712,824
MÉXICO	NICOLÁS ROMERO	CONSTRUCCIÓN DEL CENTRO CULTURAL	7,000,000

		INTERACTIVO Y TECNOLOGICO	
MÉXICO	NICOLÁS ROMERO	CONSTRUCCIÓN DEL CENTRO CULTURAL INTERACTIVO Y TECNOLOGICO SANTA MARIA MAGDALENA CAHUACAN - PROGRESO INDUSTRIAL	4,400,000
MÉXICO	OCOYOACAC	CONSTRUCCIÓN MUSEO DE LA BATALLA DEL MONTE DE LAS CRUCES, EN LA MARQUESA	3,281,250
MÉXICO	OCOYOACAC	FESTIVAL CULTURAL Y EVENTOS RELATIVOS A LA BATALLA DEL MONTE DE LAS CRUCES	3,718,750
MÉXICO	OTUMBA	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	TEOLOYUCAN	CONSTRUCCIÓN DEL MUSEO BICENTENARIO LUIS LICEAGA PRIMERA ETAPA	12,300,000
MÉXICO	TEOLOYUCAN	CONSTRUCCIÓN DEL FORO AL AIRE LIBRE TEOLOYUCAN	1,200,000
MÉXICO	TEPOTZOTLÁN	CONSTRUCCIÓN DEL CENTRO CULTURAL Y DE CONVENCIONES	5,000,000
MÉXICO	TEQUIXQUIAC	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MÉXICO	TEXCALTITLÁN	PROYECTO MUNICIPAL DE CULTURA 2013	5,000,000
MÉXICO	TEXCOCO	REMODELACIÓN DE BIBLIOTECAS COMUNITARIAS	4,874,654
MÉXICO	TEXCOCO	AMPLIACIÓN DE LA ESCUELA DE BELLAS ARTES	2,125,346
MÉXICO	TLALNEPANTLA DE BAZ	REHABILITACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA JAVIER PEREZ OLAGARAY	1,500,000
MÉXICO	TLALNEPANTLA DE BAZ	REHABILITACIÓN Y EQUIPAMIENTO DE LA CASA DEL ROSARIO	1,500,000
MÉXICO	TLALNEPANTLA DE BAZ	REHABILITACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA TABLA ONDA	1,500,000
MÉXICO	TLALNEPANTLA DE BAZ	FESTIVAL CULTURAL MUERTE VIVA	1,328,509
MÉXICO	TOLUCA	REHABILITACIÓN Y MANTENIMIENTO DE ESPACIOS CULTURALES	5,000,000
MÉXICO	TOLUCA	PROMOCIÓN Y FOMENTO A LA CULTURA	2,000,000
MÉXICO	TULTEPEC	CASA DE CULTURA VICTOR MANUEL URBAN	2,000,000
MÉXICO	ZACUALPAN	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
MÉXICO	ZUMPAHUACÁN	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
MICHOACÁN	AQUILA	CONSTRUCCIÓN DE PLAZA CÍVICA EN LA COMUNIDAD DE MARUATA	1,500,000
MICHOACÁN	CHINICUILA	CASA DE LA CULTURA DEL MPIO. DE CHINICULA	1,500,000
MICHOACÁN	CHURUMUCO	REMODELACIÓN CASA DE LA CULTURA DEL MPIO DE CHURUMUCO	1,500,000
MICHOACÁN	COENEO	REHABILITACIÓN DE CASA DE CULTURA	2,627,824
MICHOACÁN	COJUMATLÁN DE RÉGULES	CASA DE CULTURA	2,232,824
MICHOACÁN	COTIJA	CONSTRUCCIÓN DE TEATRO PREARMADO "JOSÉ RUBÉN ROMERO"	3,100,000
MICHOACÁN	ECUANDUREO	CONSTRUCCIÓN DE CASA DE CULTURA	1,500,000
MICHOACÁN	HUANIQUEO	EQUIPAMIENTO DE CASA DE CULTURA DE HUANIQUEO	700,996
MICHOACÁN	JOSÉ SIXTO VERDUZCO	REHABILITACIÓN DE CASA DE CULTURA	2,232,824
MICHOACÁN	MARCOS CASTELLANOS	TEATRO AUDITORIO "LUIS GONZÁLEZ Y GONZÁLEZ"	1,500,000
MICHOACÁN	PARACHO	REHABILITACIÓN CASA DE CULTURA	2,627,824
MICHOACÁN	TANCÍTARO	REHABILITACIÓN DE CASA DE CULTURA	2,627,824
MICHOACÁN	TOCUMBO	CASA DE CULTURA	2,232,824
MICHOACÁN	URUAPAN	ORQUESTA INFANTIL Y JUVENIL DE URUAPAN	1,500,000
MICHOACÁN	URUAPAN	TEATRO COMO FORMA DE EXPRESIÓN	2,232,824
MICHOACÁN	YURÉCUARO	REHABILITACIÓN EN CASA DE CULTURA	2,263,118
MICHOACÁN	ZINÁPARO	CONSTRUCCIÓN DE CASA DE CULTURA	1,600,000
MICHOACÁN	CHARAPAN	FERIA DEL GABAN	1,000,000
MICHOACÁN	CHILCHOTA, ERONGARICUARO, LOS REYES, NAHUATZEN, Y PARACHO	RESCATE PARA LA MUSICA TRADICIONAL PUREPECHA	2,500,000
MICHOACÁN	NAHUATZEN	FERIA DEL MUEBLE	500,000
MICHOACÁN	PANINDÍCUARO	CASA DE CULTURA	2,691,132
MICHOACÁN	PARACHO	FERIA NACIONAL DE GUITARRA	2,000,000
MICHOACÁN	PARACHO	CONCURSO INTERNACIONAL DE GLOBOS DE CANTOYA	1,000,000
MICHOACÁN	PÁTZCUARO	CONTRUCCION DE LA CASA DE LA CULTURA EN EL MINICIPIO	4,000,000
MICHOACÁN	SAN LUCAS	CASA DE CULTURA	3,000,000
MICHOACÁN	SENGUIO	PRIMERA FERIA REGIONAL "EL RESCATE DE LA MEDICINA TRADICIONAL PARA LA RECUPERACION DE LA PRODUCTUVIDAD DE LA MUJER INDIGENA EN MICHOACAN"	1,000,000
MICHOACÁN	TUXPAN	CONTRUCCION DE AUDITORIO DE USOS MULTIPLES EN EL CBTF, TUXPAN, CUIDAD	6,000,000

		HIDALGO- IRIMBO	
MICHOACÁN	ZACAPU	RESTAURACIÓN MONUMENTO HISTÓRICO IGLESIA DE LOS SANTOS REYES	2,238,767
MICHOACÁN	ZACAPU	RESTAURACIÓN MONUMENTO HISTÓRICO DEL TEMPLO DE LA ASUNCIÓN	2,070,101
MORELOS	AMACUZAC	CENTRO CULTURAL	3,500,000
MORELOS	AYALA	CONSTRUCCIÓN DE LA CASA DE CULTURA "CORONEL FRANCISCO FRANCO SALAZAR" ANENEHUILCO	3,539,994
MORELOS	AYALA	CONSTRUCCIÓN DE LA BIBLIOTECA CAP. FRANCISCO AYALA, DE CIUDAD AYALA.	1,090,471
MORELOS	AYALA	CONSTRUCCIÓN DE LA BIBLIOTECA PROF. EULEUTERIO REYES PEREZ DE LA COMUNIDAD HUITZILILLA	1,090,471
MORELOS	CUERNAVACA	EVENTOS CULTURALES, TALLERES Y MUESTRAS GASTRONÓMICAS	3,100,000
MORELOS	CUERNAVACA	RADIO CHINELO	893,088
MORELOS	CUERNAVACA	ADQUISICIÓN DE INSTRUMENTOS PARA LA BANDA DE MÚSICA SAN NICOLÁS DE TOLENTINO AHUATEPEC, CUERNAVACA	1,131,941
MORELOS	JIUTEPEC	ENLACE CREATIVO" RADIO Y TELEVISIÓN CULTURAL POR INTERNET	1,262,471
MORELOS	JIUTEPEC	CULTURA DIVERSA JIUTEPEC	5,992,471
MORELOS	JOJUTLA	MODERNIZACIÓN DE BIBLIOTECA Y CONSTRUCCIÓN DE SALONES Y COMPUTO MULTIMEDIA	1,262,471
MORELOS	JOJUTLA	CONSTRUCCION DE CENTRO CULTURAL INFANTIL Y JUVENIL DE LA COLONIA JOJUTLA	1,176,471
MORELOS	MAZATEPEC	CONSTRUCCION CASA DE LA CULTURA	832,471
MORELOS	MIACATLAN	CONSTRUCCIÓN DE LA CASA DE LA CULTURA DE MIACATLAN	1,090,471
MORELOS	MIACATLÁN	ADQUISICIÓN DE INSTRUMENTOS MÚSICALES BANDA DE MIACATLÁN	341,941
MORELOS	PUENTE DE IXTLA	REHABILITACIÓN DEL PARQUE EN LA PROVIDENCIA	2,800,000
MORELOS	TEMIXCO	FIESTA TRADICIONAL PATRONAL SANTIAGO APOSTOL	1,262,471
MORELOS	TEPOZTLÁN	EQUIPAMIENTO PARA CINEMATOGRAFÍA	736,941
MORELOS	TETECALA	REHABILITACIÓN DE AUDITORIO CULTURAL	1,520,471
MORELOS	XOCHITEPEC	PROYECTO DE EXPRESIÓN Y DESARROLLO CULTURAL: PROGRAMA COMUNITARIO DE SALUD EN MEDICINA TRADICIONAL	1,259,554
MORELOS	YAUTEPEC	CARANAVAL Y FORMENTO ATRADICIONES	832,471
MORELOS	CUAUTLA	MUSEO	7,000,000
NAYARIT	ACAPONETA	REHABILITACIÓN DE LA CASA DE LA CULTRA ALI CHUMACERO DE LA CIUDAD DE ACAPONETA	1,214,650
NAYARIT	ACAPONETA	FESTIVAL CULTURAL DE NAYARIT EN ACAPONETA 2013	985,350
NAYARIT	DEL NAYAR	PROYECTO MUNICIPAL DE CULTURA 2013	4,500,000
NAYARIT	DEL NAYAR	CONSTRUCCIÓN DEL TEATRO AL AIRE LIBRE EN LA MESA DEL NAYAR	1,000,000
NAYARIT	HUAJICORI	CONSTRUCIÓN DEL TEATRO AL AIRE LIBRE EN LA CABECERA MUNICIPAL DE HUAJICORI	950,000
NAYARIT	ROSAMORADA	CONSTRUCCIÓN DE TEATRO AL AIRE LIBRE EN EL MUNICIPIO DE ROSAMORADA	1,000,000
NAYARIT	RUÍZ	REHABILITACIÓN DEL MUSEO DE LA CULTURA DEL MUNICIPIO DE RUIZ.	3,100,000
NAYARIT	SAN BLAS	CONSTRUCCIÓN DE LA CASA DE LA CULTURA	3,350,000
NAYARIT	SANTA MARÍA DEL ORO	CONSTRUCCIÓN DE LA CASA DE LA CULTURA	3,350,000
NAYARIT	SANTIAGO IXCUINTLA	CONSTRUCCION CASA DE LA CASA DE LA CULTURA EN LA CABECERA MUNICIPAL	7,000,000
NAYARIT	TEPIC	COLOQUIO INTEGRAL DEL TEATRO Y SUS ALTERNATIVAS	1,000,000
NAYARIT	TUXPAN	CONSTRUCCIÓN DEL TEATRO AL AIRE LIBRE EN LA CABECERA MUNICIPAL DEL TUXPAN NAYARIT	1,550,000
NUEVO LEÓN	ABASOLO	AMPLIACIÓN Y REMODELACIÓN BIBLIOTECA PROF. ALFREDO SOLIS ELIZONDO	2,711,941
NUEVO LEÓN	CIÉNEGA DE FLORES	CENTRO CULTURAL "EL EJIDO"	1,100,000
NUEVO LEÓN	GENERAL BRAVO	PROYECTO CULTURAL 2013	1,000,000
NUEVO LEÓN	GUADALUPE	REHABILITACIÓN Y EQUIPAMIENTO EN BIBLIOTECAS MUNICIPALES	11,000,000
NUEVO LEÓN	JUÁREZ	PROYECTO CULTURAL 2013	5,400,000
NUEVO LEÓN	LINARES	CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COL. MISIÓN DE SAN GERARDO	1,521,923
NUEVO LEÓN	LINARES	CONSTRUCCIÓN DE PLAZA INF. EL CERRITO	2,095,119

NUEVO LEÓN	LINARES	CONSTRUCCIÓN DE PLAZA EJ. ZAPATA	3,452,125
NUEVO LEÓN	LINARES	CONSTRUCCIÓN DE PLAZA RIBERAS DE SAN ANTONIO	2,088,518
NUEVO LEÓN	LINARES	CONSTRUCCIÓN DE PLAZA COL. CAMACHITO	2,624,456
NUEVO LEÓN	LOS RAMONES	PROYECTO CULTURAL 2013	1,000,000
NUEVO LEÓN	MONTERREY	PROYECTO DE INNOVACIÓN TECNOLÓGICA APLICADA AL ARCHIVO HISTÓRICO PRIMERA ETAPA	10,100,000
NUEVO LEÓN	MONTERREY	REHABILITACIÓN DE MUSEO METROPOLITANO DE LA CIUDAD DE MONTERREY	5,040,000
NUEVO LEÓN	MONTERREY	REMODELACIÓN BIBLIOTECA PÚBLICA MUNICIPAL SAN BERNABE II	1,116,200
NUEVO LEÓN	MONTERREY	REMODELACIÓN BIBLIOTECA PÚBLICA MUNICIPAL SANTA LUCIA GRANJA SANITARIA	1,060,500
NUEVO LEÓN	MONTERREY	REMODELACIÓN BIBLIOTECA PÚBLICA MUNICIPAL FOMERREY I	958,300
NUEVO LEÓN	MONTERREY	REMODELACIÓN BIBLIOTECA PÚBLICA MUNICIPAL SAN BERNABE I	919,600
NUEVO LEÓN	MONTERREY	REMODELACIÓN BIBLIOTECA PÚBLICA MUNICIPAL SAN MARTIN	794,400
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	REMODELACION DEL AUDITORIO ANASTASIO VILLARREAL	4,462,339
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	REMODELACION DEL CENTRO CULTURAL BENITO JUAREZ	2,727,660
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	REMODELACION DEL CENTRO CULTURAL BERNARDO REYES	8,000,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	REMODELACION DEL CENTRO CULTURAL LA PERGOLA	8,000,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	ESPACIO CULTURAL LAS PUENTES 3O SECTOR	2,467,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	ESPACIO CULTURAL FUENTES DE ANAHUAC	2,230,500
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	ESPACIO CULTURAL JARDINES DE CASA BLANCA	3,112,500
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	PROYECTO CULTURAL 2013	3,100,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	CONSTRUCCIÓN Y REHABILITACIÓN DE AUDITORIOS, MUSEOS, CASAS DE LA CULTURA, TEATROS.	3,100,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	PROYECTO CULTURAL 2013	8,100,000
NUEVO LEÓN	SANTA CATARINA	PROYECTO CULTURAL EN SANTA CATARINA	3,100,000
NUEVO LEÓN	SANTA CATARINA	PROYECTO CULTURAL EN SANTA CATARINA	3,100,000
NUEVO LEÓN	SANTA CATARINA	PROYECTO CULTURAL EN SANTA CATARINA	3,100,000
NUEVO LEÓN	VILLALDAMA	CENTRO CULTURAL CASA DEL PUEBLO	3,053,118
OAXACA	ASUNCIÓN TLACOLULITA	CONSTRUCCIÓN DE CASA DE LA CULTURA	2,000,000
OAXACA	CIUDAD IXTEPEC	CASA DE LA CULTURA EN CIUDAD IXTEPEC	2,000,000
OAXACA	MAGDALENA OCOTLáN	CASA DE LA CULTURA MAGALENA OCOTLÁN	2,000,000
OAXACA	SALINA CRUZ	CONSTRUCCIÓN DE ESPACIO MULTIFUNCIONAL PARA EVENTOS ARTISITICOS Y CULTURALES	3,100,000
OAXACA	SAN FELIPE JALAPA DE DÍAZ	CASA DE LA CULTURA DE SAN FELIPE JALAPA DE DÍAZ	2,000,000
OAXACA	SAN JACINTO AMILPAS	CASA DE LA CULTURA DE SAN JACINTO AMILPAS	2,000,000
OAXACA	SAN LORENZO CACAOTEPEC	CASA DE LA CULTURA DE SAN LORENZO CACAOTEPEC	2,000,000
OAXACA	SAN PEDRO AMUZGOS	CASA DE LA CULTURA DE SAN PEDRO AMUZGOS	2,000,000
OAXACA	SAN PEDRO Y SAN PABLO AYUTLA	PROYECTO MUNICIPAL DE CULTURA 2013	3,000,000
OAXACA	SANTA CATARINA MINAS	CASA DE LA CULTURA DE SANTA CATARINA MINAS	2,000,000
OAXACA	SANTA MARÍA TECOMAVACA	REMODELACIÓN DE LA CASA DE CULTURA	3,000,000
OAXACA	SANTIAGO LAOLLAGA	CASA DE LA CULTURA DE SANTIAGO LAOLLAGA	2,000,000
OAXACA	TRINIDAD ZAACHILA	CONSTRUCCIÓN 2A ETAPA DE CASA DE CULTURA	1,800,000
OAXACA	ZIMATLÁN DE ÁLVAREZ	ROTONDA DE YAVEGO DE ZIMATLÁN DE ÁLVAREZ	2,000,000
PUEBLA	AJALPAN	EQUIPAMIENTO PARA GRUPOS CULTURALES	5,000,000
PUEBLA	ATLIXCO	TALLERES CULTURALES PUEBLA	2,000,000
PUEBLA	ATLIXCO	ESCENARIO MÓVIL CARROMATO	2,000,000
PUEBLA	AYOTOXCO DE GUERRERO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	CHIGMECATITLÁN	TALLERES CULTURALES PUEBLA	2,000,000
PUEBLA	HONEY	EQUIPAMIENTO DE BANDA MÚSICAL	335,000
PUEBLA	HONEY	EQUIPAMIENTO DE TRÍO HUAPANGUERO	100,000
PUEBLA	HUAUCHINANGO	INSTRUMENTOS PARA RONDALLA INFANTIL	80,000
PUEBLA	HUEYAPAN	HUEYAPAN CONSTRUCCIÓN DEL CENTRO ARTESANAL Y TEATRO DEL PUEBLO	700,000

PUEBLA	HUEYAPAN	HUEYAPAN SECCIÓN 1RA. REHABILITACIÓN DEL COMPLEJO CULTURAL TEXMELUQUENSE (TECHADO, GALERÍAS, FORO Y ESCENARIO)	500,000
PUEBLA	HUEYTAMALCO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	IZÚCAR DE MATAMOROS	RESTAURACIÓN DEL EXCONVENTO DE SANTO DOMINGO DE GUZMAN	5,000,000
PUEBLA	JALPAN	CONSTRUCCIÓN DE CASA DE CULTURA EN LA LOCALIDAD DE APAPANTILLA	5,000,000
PUEBLA	LA MAGDALENA TLATLAUQUITEPEC	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	PUEBLA	MUSEO DEL TESORO	25,000,000
PUEBLA	PUEBLA	PUESTA EN ESCENA INSTITUTO POBLANO DE LA JUVENTUD	1,500,000
PUEBLA	PUEBLA	CASA DE CULTURA BALCONES DEL SUR	5,000,000
PUEBLA	SAN JUAN ATENCO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	SAN MARTÍN TEXMELUCAN	EQUIPAMIENTO Y REHABILITACIÓN DEL COMPLEJO CULTURAL TEXMELUQUENSE (TECHADO, GALERIAS, FORO Y ESCENARIO)	5,000,000
PUEBLA	SAN MARTÍN TEXMELUCAN	REHABILITACIÓN Y EQUIPAMIENTO BIBLIOTECA MUNICIPAL TEXMELUQUENSE	1,000,000
PUEBLA	SAN MARTÍN TEXMELUCAN	REHABILITACIÓN SALON DE BALLET CLÁSICO. FOLKLÓRICO Y POLINESIOS	700,000
PUEBLA	SAN MARTÍN TEXMELUCAN	APOYO A FESTIVALES DEL 151 ANIVERSARIO DE LA FUNDACIÓN DE SAN MARTÍN TEXMELUCAN	2,000,000
PUEBLA	SAN MARTÍN TEXMELUCAN	EQUIPAMIENTO BANDA MUNICIPAL	2,000,000
PUEBLA	SAN MARTÍN TOTOLTEPEC	TALLERES CULTURALES PUEBLA	2,000,000
PUEBLA	SAN PABLO ANICANO	CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SAN PABLO ANICANO, PUEBLA	2,711,941
PUEBLA	SAN SALVADOR HUIXCOLOTLA	REMODELACIÓN DEL PARQUE CENTRAL DE LA LOCALIDAD DE SAN SALVADOR HUIXCOLOTLA	1,500,000
PUEBLA	SANTO TOMÁS HUEYOTLIPAN	REMODELACIÓN DEL PARQUE PÚBLICO EN LA LOCALIDAD DE SANTO TOMÁS HUEYOTLIPAN	1,500,000
PUEBLA	TEHUACÁN	CENTRO EXPOSITOR TEHUACÁN	400,000
PUEBLA	TEHUACÁN	CONSTRUCCIÓN DEL TEATRO AL AIRE LIBRE EN EL COMPLEJO CULTURAL Y RECREATIVO EL CALVARIO	5,000,000
PUEBLA	TENAMPULCO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	TEPEACA	RESTAURACIÓN EX CONVENTO FRANCISCANO DE TEPEACA	4,000,000
PUEBLA	TEPEYAHUALCO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	1,850,000
PUEBLA	TLACHICHUCA	REHABILITACIÓN DE LA CAPILLA EDMUNDO CABAÑAS	500,000
PUEBLA	TLAOLA	BANDA SINFÓNICA DE MÚSICA DE VIENTO INSTRUMENTOS Y TRANSPORTE	335,000
PUEBLA	TOCHTEPEC	REHABILITACIÓN DEL SANTUARIO CRISTO REY	3,000,000
PUEBLA	XICOTEPEC	REHABILITACIÓN DE LA CASA DE LA CULTURA "XICOTEPECALLI"	3,300,000
PUEBLA	XICOTEPEC	REHABILITACIÓN DE LA CASA DE MUSEO CASA CARRANZA	400,000
PUEBLA	XIUTETELCO	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	XOCHITLÁN TODOS SANTOS	REHABILITACIÓN CAPILLA XOCHITLAN	500,000
PUEBLA	ZACAPOAXTLA	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS QUE CONFORMAN EL PATRIMONIO CULTURAL	600,000
PUEBLA	ZACATLÁN	REHABILITACIÓN DEL ANTIGUO PALACIO MUNICIPAL	15,000,000
PUEBLA	ZARAGOZA	RECOPILACIÓN DE IMÁGENES DE LAS ZONAS TURÍSTICAS Y ARQUEOLÓGICAS PARA EL CONOCIMIENTO Y VALORACIÓN DE LAS ZONAS	600,000

		QUE CONFORMAN EL PATRIMONIO CULTURAL	
PUEBLA	ZOQUITLÁN	CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE ZOQUITLÁN PUEBLA	2,711,941
QUERÉTARO	AMEALCO DE BONFIL	PROYECTO GENERAL DE CULTURA 2013	13,100,000
QUERÉTARO	CADEREYTA DE MONTES	ZONAS Y TRADICIONES DE MÚSICA DE LA SIERRA QUERETANA	10,000,000
QUERÉTARO	CORREGIDORA	PROYECTOS CULTURALES DEL MUNICIPIO 2013	1,000,000
QUERÉTARO	CORREGIDORA	PROYECTO GENERAL DE CULTURA 2013	3,000,000
QUERÉTARO	CORREGIDORA	FESTIVAL EXPRESATE	1,100,000
QUERÉTARO	EL MARQUÉS	PLAZA CIVICA CULTURAL EL COLORADO	3,100,000
QUERÉTARO	HUIMILPAN	PROYECTO GENERAL DE CULTURA 2013	3,000,000
QUERÉTARO	HUIMILPAN	PROYECTOS CULTURALES DEL MUNICIPIO 2013	500,000
QUERÉTARO	QUERÉTARO	CONSTRUCCIÓN Y REHABILITACIÓN DE AUDITORIOS, MUSEOS, CASAS DE LA CULTURA, TEATROS.	3,100,000
QUERÉTARO	QUERÉTARO	RESTAURACIÓN DEL TEMPLO DE SANTA ROSA DE VITERBO	2,000,000
QUERÉTARO	SAN JUAN DEL RÍO	RESACATE DEL PORTAL DEL DIEZMO	30,000,000
QUERÉTARO	TOLIMÁN	PROYECTO GENERAL DE CULTURA 2013	2,000,000
QUINTANA ROO	BENITO JUÁREZ	REHABILITACIÓN DEL TEATRO 8 DE OCTUBRE	5,476,941
QUINTANA ROO	ISLA MUJERES	INFRAESTRUCTURA DE CULTURA	15,200,000
QUINTANA ROO	OTHÓN P. BLANCO	TEMPORADA 2013 DEL CORO INFANTIL DE QUINTANA ROO	200,000
SAN LUIS POTOSÍ	AQUISMÓN	CONTRUCCIÓN DEL CENTRO CULTURAL TAMPAXAL, AQUISMON.	3,100,000
SAN LUIS POTOSÍ	AQUISMÓN	PROYECTO MUNICIPAL DE CULTURA 2013	13,930,000
SAN LUIS POTOSÍ	CIUDAD DEL MAÍZ	3A ETAPA DEL CENTRO CULTURAL DE CIUDAD DEL MAÍZ	2,000,000
SAN LUIS POTOSÍ	CIUDAD VALLES	CREACIÓN DEL MUSEO DEL FERROCARRIL DE CIUDAD VALLES	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	AMPLICACIÓN Y EQUIPAMIENTO DEL TEATRO POLIVALENTE DEL CENTRO DE LAS ARTES DE SAN LUIS POTOSÍ 2013	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	DESARROLLO INTEGRAL DEL ESPACIO DEL ESPACIO ESCULTÓRICO DEL DESIERTO	1,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	EQUIPAMIENTO DE 4 TEATROS MUNICIPALES DEL ESTADO (TEATRO DE MATEHUALA, AUDITORIO DE CIUDAD FERNÁNDEZ, AUDITORIO DE CIUDAD FERNÁNDEZ, AUDITORIO DEL IXBA (XILITLA), TEATRO CEDRAL)	5,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	ACTUALIZACIÓN MUSEOGRAFICA DE LOS MUSEOS DE SAN LUIS POTOSÍ	1,500,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	REHABILITACIÓN DE LA EX HACIENDA DE LA TENERIA PARA LA CREACIÓN DEL ECOMUSEO DE SLP	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	REHABILITACIÓN Y MANTENIMIENTO DEL TEATRO DE LA CIUDAD DEL PARQUE TANGAMANGA	2,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	REHABILITACIÓN, MANTENIMIENTO Y EQUIPAMIENTO DEL INSTITUTO POTOSINO DE BELLAS ARTES DE SAN LUIS POTOSÍ	2,000,000
SAN LUIS POTOSÍ	VENADO	CONSTRUCCIÓN DE CENTRO CULTURAL COMUNITARIO EN LA CABECERA MUNICIPAL DE VENADO	3,100,000
SAN LUIS POTOSÍ	VENADO	PROYECTO MUNICIPAL DE CULTURA 2013	5,150,000
SAN LUIS POTOSÍ	VILLA DE LA PAZ	XV ANIVERSARIO DEL FESTIVAL DEL DESIERTO	2,000,000
SAN LUIS POTOSÍ	XILITLA	AMPLIACIÓN DEL INSTITUTO XILITLENSE DE BELLAS ARTES	2,000,000
SINALOA	AHOME	CONSTRUCCIÓN DE ESPACIOS RECREATIVOS DEL JARDÍN BOTÁNICO	8,000,000
SINALOA	AHOME	AMPLIACIÓN Y RESTAURACIÓN DE LA CASA DE CULTURA CONRRADI ESTRADA	3,100,000
SINALOA	CHOIX	PROGRAMA DE DIFUSIÓN CULTURAL	500,000
SINALOA	CHOIX	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
SINALOA	CONCORDIA	REHABILITACIÓN DEL MUSEO REGIONAL EN LA ANTIGUA CARCEL MUNICIPAL	1,500,000
SINALOA	CULIACÁN	CONSTRUCCIÓN DE EDIFICIO DE CURADURÍA, LABORATORIO, INNOVACIÓN Y BODEGAS DEL JARDÍN BOTÁNICO	5,000,000
SINALOA	CULIACÁN	PROGRAMA DE DIFUSIÓN CULTURAL	1,100,000
SINALOA	CULIACÁN	ESCUELA DE MÚSICA DEL INSTITUTO MUNICIPAL DE CULTURA DE CULIACÁN	1,000,000
SINALOA	CULIACÁN	ANIVERSARIO DE LOS FESTEJOS DE CULIACÁN	3,500,000
SINALOA	CULIACÁN	RESTAURACIÓN DE LA IGLESIA DE SAN JUAN DE IMALA	1,500,000

SINALOA	CULIACÁN	PROGRAMA DE CULTURA AL AIRE LIBRE DEL INSTITUTO MUNICIPAL DE CULTURA	1,000,000
SINALOA	CULIACÁN	CORO MONUMENTAL DE CULIACÁN	1,000,000
SINALOA	EL FUERTE	PROGRAMA DE DIFUSIÓN CULTURAL	500,000
SINALOA	EL FUERTE	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
SINALOA	GUASAVE	MUSEO DE LA CULTURA GUASAVE	3,500,000
SINALOA	MOCORITO	PROGRAMA DE DESARROLLO COMUNITARIO	1,000,000
SINALOA	NAVOLATO	PROGRAMA DE DESARROLLO COMUNITARIO	1,000,000
SINALOA	ROSARIO	RESTAURACIÓN DEL MUSEO "LOLA BELTRÁN" Y DE MINERÍA	1,500,000
SINALOA	SALVADOR ALVARADO	PROGRAMA DE DIFUSIÓN CULTURAL	1,000,000
SINALOA	SALVADOR ALVARADO	PROYECTO MUNICIPAL DE CULTURA 2013	800,000
SINALOA	SINALOA	REHABILITACIÓN DE CASA DE CULTURA SINALOA DE LEYVA	3,100,000
SINALOA	SINALOA	PROYECTO MUNICIPAL DE CULTURA 2013	1,000,000
SONORA	CABORCA	FIESTAS TRADICIONALES DE CABORCA	3,412,471
SONORA	CAJEME	REHABILITACIÓN MUSEO "HECTOR MARTÍNEZ ARTECHE" EN COCORIT MUNICIPIO CAJEME, SONORA	4,000,000
SONORA	CAJEME	REMODELACIÓN Y ADECUACIÓN DE 25 CENTROS COMUNITARIOS DEL MUNICIPIO DE CAJEME	2,600,000
SONORA	HERMOSILLO	FISIONOMÍA Y/O IMAGEN URBANA DEL CENTRO CULTURAL TURÍSTICO DE HERMOSILLO (1ER ETAPA)	6,000,000
TABASCO	BALANCÁN	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,100,000
TABASCO	CÁRDENAS	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,000,000
TABASCO	CENTLA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,000,000
TABASCO	CENTRO	PROYECTO MUNICIPAL DE CULTURA 2013	6,500,000
TABASCO	CENTRO	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	6,000,000
TABASCO	COMALCALCO	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	6,800,000
TABASCO	CUNDUACÁN	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,000,000
TABASCO	EMILIANO ZAPATA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,500,000
TABASCO	HUIMANGUILLO	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,000,000
TABASCO	JALAPA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,100,000
TABASCO	JALPA DE MÉNDEZ	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	4,500,000
TABASCO	JONUTA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,500,000
TABASCO	MACUSPANA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	4,500,000
TABASCO	NACAJUCA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	3,000,000
TABASCO	PARAÍSO	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,100,000
TABASCO	TACOTALPA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,100,000
TABASCO	TEAPA	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,100,000
TABASCO	TENOSIQUE	INFRAESTRUCTURA Y FOMENTO A LA CULTURA	2,700,000
TAMAULIPAS	GUERRERO	PROYECTOS Y PROGRAMAS DE FOMENTO CULTURAL	465,000
TAMAULIPAS	JIMÉNEZ	CONSTRUCCIÓN, REHABILITACIÓN, MOBILIARIO Y EQUIPO DEL CENTRO ARTESANAL Y DESARROLLO COMUNITARIO "AMALIA G CASTILLO LEDON"	1,000,000
TAMAULIPAS	MATAMOROS	RESTAURACIÓN Y ADECUACION DE LA EX - ESTACIÓN DE FERROCARRIL	6,200,000
TAMAULIPAS	MIER	DIFUSIÓN Y PROMOCIÓN DE TEMAS CULTURALES	465,000
TAMAULIPAS	MIGUEL ALEMÁN	RESCATE, CONSERVACIÓN Y DIFUSIÓN DE TRADICIONES	620,000
TAMAULIPAS	NUEVO LAREDO	CONSTRUCCIÓN Y REHABILITACIÓN DE AUDITORIOS, MUSEOS, CASAS DE LA CULTURA, TEATROS, ESCUELAS, ETC.	1,085,000
TAMAULIPAS	SOTO LA MARINA	CONSTRUCCIÓN, MOBILIARIO Y EQUIPO DEL CENTRO ARTESANAL Y DESARROLLO COMUNITARIO "LA PESCA"	1,000,000
TAMAULIPAS	TAMPICO	EQUIPAMIENTO DE CASA DE LA CULTURA	3,100,000
TLAXCALA	APIZACO	PROYECTO MUNICIPAL DE CULTURA 2013	5,500,000
TLAXCALA	CUAXOMULCO	PROYECTO DE CULTURAS POPULARES	1,262,471
TLAXCALA	EMILIANO ZAPATA	CONSTRUCCIÓN DE CENTRO CULTURAL	6,826,693
TLAXCALA	HUEYOTLIPAN	PROYECTO MUNICIPAL DE CULTURA 2013	3,000,000
TLAXCALA	SAN LORENZO AXOCOMANITLA	PROYECTO MUNICIPAL DE CULTURA 2013	600,000
TLAXCALA	SAN LORENZO AXOCOMANITLA	PROYECTOS GENERALES DE CULTURA	1,100,000
TLAXCALA	SAN LUCAS TECOPILCO	PROYECTOS GENERALES DE CULTURA	2,000,000
TLAXCALA	SANTA ANA NOPALUCAN	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
TLAXCALA	SANTA CATARINA AYOMETLA	PROYECTO MUNICIPAL DE CULTURA 2013	3,000,000
TLAXCALA	SANTORUM	CONSTRUCCION DE AUDITORIO DE CASA DE CULTURA	1,262,471

TLAXCALA	TERRENATE	PROYECTO MUNICIPAL DE CULTURA 2013	2,000,000
TLAXCALA	TLAXCALA	MEJORA Y EQUIPAMIENTO DE ESPACIO S DEDICADOS A LAPRACTICA DE LA CULTURA Y LAS ARTES DE NUESTRA SEÑORA DE LA ASUNCIÓN	5,366,316
TLAXCALA	TLAXCO	REHABILITACIÓN DE LOS ARCOS DE PATIO DEL EDIFICIO DE LA REVOLUCIÓN MEXICANA	3,366,316
TLAXCALA	YAUHQUEMEHCAN	MEJORAMIENTO Y EQUIPAMIENTO DE ESPACIOS DEDICADOS A LA PRÁCTICA DE LA CULTURA Y LAS ARTES DE SAN JUAN DIONISIO YAUHQUEMEHCAN	817,493
TLAXCALA	YAUHQUEMEHCAN	MEJORAMIENTO Y EQUIPAMIENTO DE ESPACIOS DEDICADOS A LA PRÁCTICA DE LA CULTURA Y LAS ARTES MARIA ATLHUERTZÍA	798,732
TLAXCALA	YAUHQUEMEHCAN	MEJORAMIENTO Y EQUIPAMIENTO DE ESPACIOS DEDICADOS A LA PRÁCTICA DE LA CULTURA Y LAS ARTES DE SAN FRANCISCO TLACUILOHCAN	851,143
VERACRUZ	ACAYUCAN	AMPLIACIÓN Y REMODELACIÓN DE LA CASA DE CULTURA DE ACAYUCAN	3,000,000
VERACRUZ	AMATLÁN DE LOS REYES	PROYECTOS GENRALES DE CULTURA 2013	2,100,000
VERACRUZ	COATZACOLCOS	FESTIVAL INTERNACIONAL DEL MAR	3,000,000
VERACRUZ	CÓRDOBA	6° FESTIVAL INTERNACIONAL DE DANZA CÓRDOBA	2,450,000
VERACRUZ	CÓRDOBA	CONSOLIDACIÓN DE LA ÚNICA ESCUELA DE BALLET PARA VARONES	650,000
VERACRUZ	COSCOMATEPEC	INFRAESTRUCTURA DE CULTURA	3,100,000
VERACRUZ	COSOLEACAQUE	AMPLIACIÓN Y REMODELACIÓN DE LA CASA DE CULTURA DE COSALEACAQUE	3,000,000
VERACRUZ	IXHUACÁN DE LOS REYES	REHABILITACIÓN DE LA CASA DE CULTURA	1,000,000
VERACRUZ	JOSÉ AZUETA	CASA DE LA CULTURA	2,100,000
VERACRUZ	MIAHUATLÁN	CASA DE CULTURA MIAHUATLÁN	1,500,000
VERACRUZ	MINATITLÁN	GELAGUETZA DE MINATITLÁN	2,000,000
VERACRUZ	NARANJAL	PROYECTOS GENRALES DE CULTURA 2013	1,000,000
VERACRUZ	ORIZABA	EQUIPAMIENTO DE TEATRO IGNACIO DE LA LLAVE, ORIZABA VERACRUZ	4,000,000
VERACRUZ	PÁNUCO	MUSEOGRAFÍA Y EQUIPAMIENTO DEL MUSEO DE HISTORIA DE LA CIUDAD DE PÁNUCO	3,000,000
VERACRUZ	PAPANTLA	CENTRO DE ARTES INDÍGENAS	2,000,000
VERACRUZ	PAPANTLA	CUMBRE TAJÍN	5,000,000
VERACRUZ	PAPANTLA	CEREMONIA RITUAL DE VOLADORES	2,000,000
VERACRUZ	PAPANTLA	MERCADO DE ARTESANIAS DE PAPANTLA	4,000,000
VERACRUZ	TUXPAN	MUSEOGRAFIA Y EQUIPAMIENTO DEL MUSEO DE HISTORIA DE LA CIUDAD TUXPAN	1,500,000
VERACRUZ	VERACRUZ	CREACIÓN DEL MUSEO DE LAS MIGRACIONES EN EL PUERTO DE VERACRUZ	4,000,000
VERACRUZ	XALAPA	RECUPERACIÓN DE PATRIMONIO ESCULTÓRICO DEL MUNICIPIO DE XALAPA, VERACRUZ	1,692,471
VERACRUZ	ZONGOLICA	BIBLIOTECA INTEGRAL DE LA SIERRA DE ZONGOLICA	1,200,000
VERACRUZ	GUTIÉRREZ ZAMORA	REALIZACION DE FORO MULTIDISCIPLINARIO IGNACIO ZARAGOZA PARA EL RESCATE Y PRESERVACION DE LAS ACTIVIDADES	7,000,000
VERACRUZ	PÁNUCO	ENCUENTRO INTERCULTURAL DE LAS HUASTECAS A TRAVES DEL FOMENTO URBANO PARA LA CULTURA Y LAS ARTES A.C.	4,000,000
VERACRUZ	PUEBLO VIEJO	CONTRUCCION DEL MUSEO REGIO DEL NORTE DE LA HUASTECA VERACRUZANA	2,000,000
VERACRUZ	PUEBLO VIEJO	FIESTAS REGIONALES DE LA FUNDACION DE PUEBLO VIEJO	1,000,000
VERACRUZ	SANTIAGO TUXTLA	CASA DE CULTURA EN "TRES ZAPOTES"	3,500,000
VERACRUZ	SANTIAGO TUXTLA	CONSTRUCCIÓN DE BIBLIOTECA EN "TRES ZAPOTES"	3,500,000
VERACRUZ	XALAPA	TALLER DE ARTE POPULAR: PROGRAMA DE ESPARCIMIENTO Y RECUPERACIÓN DE ESPACIOS PÚBLICOS (COL. COLOSIO; CASA BLANCA; LOMAS DEL SUMIDERO; LOMAS DE CHAPULTEPEC; FREDETO; LOS CEDROS)	4,272,471
YUCATAN	TIXMEHUAC	CASA DE LA CULTURA	3,500,000
YUCATAN	XOCCHEL	CASA DE LA CULTURA	3,500,000
YUCATÁN	BUCTZOTZ	CONSTRUCCIÓN DE LA CASA DE LA CULTURA	3,100,000
YUCATÁN	CHUMAYEL	CONSTRUCCION DE CONCHA ACUSTICA Y REMODELACION DE PARQUE	3,100,000
YUCATÁN	ESPITA	REHABILITACIÓN DE LA CULTURA, ARTE Y OFICIOS DEL MUNICIPIO DE ESPITA	4,901,259
YUCATÁN	HOCABÁ	APOYO A LA PRODUCCIÓN DE ARTESANÍAS CON FIBRA DE HENEQUÉN PARA GRUPOS DE	900,000

		MUJERES ARTESANAS	
YUCATÁN	HOCABÁ	CONSTRUCCION DE CENTRO CULTURAL	3,100,000
YUCATÁN	MÉRIDA	PROYECTO MUNICIPAL DE CULTURA 2013	47,500,000
YUCATÁN	OXKUTZCAB	CONSTRUCCIÓN DE LA CASA DE LA CULTURA	2,711,941
YUCATÁN	PANABÁ	CONSTRUCCIÓN DE CASA DE CULTURA EN LA LOCALIDAD DE PANABA	4,496,875
YUCATÁN	PETO	CONSTRUCCIÓN DE EDIFICIO PARA LA CASA DE LA CULTURA DE LA LOCALIDAD DE PETO	6,286,190
YUCATÁN	TAHMEK	CONSTRUCCIÓN DE LA CASA DE LA CULTURA	1,300,000
YUCATÁN	TEKAX	CONSTRUCCIÓN DE LA CASA DE LAS ARTESANIAS EN LA LOCALIDAD DE TEKAX	8,985,850
YUCATÁN	TEPAKÁN	CONSTRUCCIÓN DE CASA DE CULTURA	2,877,412
YUCATÁN	TIZIMÍN	CONSTRUCCIÓN DE CENTRO CULTURAL EN LA LOCALIDAD DE TIZIMÍN, YUCATÁN	8,992,659
YUCATÁN	XOCCHEL	APOYO A LA PRODUCCIÓN DE ARTESANÍAS CON FIBRA DE HENEQUÉN PARA GRUPOS DE MUJERES ARTESANAS	900,000
ZACATECAS	GUADALUPE	DIFUSIÓN CULTURAL "MIS RAÍCES ZACATECANAS"	3,100,000
ZACATECAS	GUADALUPE	MI FESTIVAL EN TU BARRIO	3,100,000
ZACATECAS	VILLA DE COS	CONSTRUCCIÓN DE SEGUNDA ETAPA DE BIBLIOTECA EN LA CABECERA MUNICIPAL	4,500,000
ZACATECAS	ZACATECAS	PROYECTO MUNICIPAL DE CULTURA 2013	7,900,000
			-
PROYECTOS NO GUBERNAMENTALES			-
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**945,143,312**
AGUASCALIENTES	AGUASCALIENTES	CENTROS DE INTEGRACIÓN JUVENIL	3,100,000
AGUASCALIENTES	AGUASCALIENTES	CINE PARA AGUASCALIENTES	2,000,000
AGUASCALIENTES	AGUASCALIENTES	CONSTRUCCIÓN DE LA SEGUNDA ETAPA DE LA CASA DE LA CULTURA ASOCIACIÓN CIVIL "MUJERES POR LA LIBERTAD Y UN BIENESTAR PARA TODOS A.C."	3,100,000
BAJA CALIFORNIA	MEXICALI	MUSICANTO ACADEMIA BAJA CALIFORNIA, A.C.	3,100,000
BAJA CALIFORNIA	TIJUANA	10° FESTIVAL ÓPERA EN LA CALLE	800,000
BAJA CALIFORNIA	TIJUANA	FUNDACIÓN ENTIJUANARTE AC	3,100,000
BAJA CALIFORNIA	TIJUANA	MI FESTIVAL EN TU COMUNIDAD	1,868,000
BAJA CALIFORNIA	TIJUANA	FESTIVAL TIJUANA INTERZONA 2013	2,300,000
BAJA CALIFORNIA	TIJUANA	TJIN CHINA	700,000
CAMPECHE		PROGRAMA CULTURAL 2013. EN PRO DEL TALENTO VERACRUZANO A.C.	3,100,000
CHIAPAS		LA MULTICULTURALIDAD DE CHIAPAS EX CONVENTO SAN AGUSTIN	62,160,000
COAHUILA	SALTILLO	ORQUESTA FILARMÓNICA DE LA CIUDAD DE SALTILLO	3,000,000
COAHUILA		ENCUENTRO MUNDIAL DE POETAS	4,500,000
COLIMA	MANZANILLO	PROYECTO CULTURAL MUJER DANZA	100,000
DISTRITO FEDERAL		PROMOCIÓN CULTURAL 2013	8,300,000
DISTRITO FEDERAL		PROYECTO CULTURAL 2013	8,200,000
DISTRITO FEDERAL		PUESTA EN ESCENA ITINERANTE DE GRANDES OBRAS PARA EL DESARROLLO CULTURAL	8,200,000
DISTRITO FEDERAL		RECORRIENDO LA CULTURA	8,200,000
DISTRITO FEDERAL		UN PASEO POR LA CULTURA	8,200,000
DISTRITO FEDERAL		UN PASO AL DESARROLLO CULTURAL	10,000,000
DISTRITO FEDERAL		VIVAMOS LA CULTURA JUNTOS	8,300,000
DISTRITO FEDERAL		BOLA SUREÑA	2,500,000
DISTRITO FEDERAL		CULTURA EN LAS CALLES	5,500,000
DISTRITO FEDERAL		DESARROLLANDO LA CULTURA	5,000,000
DISTRITO FEDERAL		GALERIA PLASTICA INTINERANTE	7,000,000
DISTRITO FEDERAL		JORNADAS CULTURALES EN EL D.F.	7,000,000
DISTRITO FEDERAL		MUJERES HACIENDO HISTORIA	740,000
DISTRITO FEDERAL		MURALISMO REINTERPRETADO	1,000,000
DISTRITO FEDERAL		PROGRAMACIÓN "DESDE LAS BANQUETAS HACIENDO FIESTA", 1A. ETAPA	2,000,000
DISTRITO FEDERAL		SALA DE CINE VÍCTOR MANUEL MENDOZA	4,000,000
DISTRITO FEDERAL		TALLERES, SEMINARIOS, CLINICAS Y RESIDENCIAS	1,000,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	4A FERIA DE LAS CIUDADES MEXICANAS PATRIMONIO DE LA HUMANIDAD	500,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	MÉXICO, ARTE Y TIEMPO 2013	2,700,000
DISTRITO FEDERAL	BENITO JUÁREZ	MÚSICA Y ARTES VISUALES	1,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	PROGRAMA DE ESTIMULO A LA COMPOSICIÓN MEXICANA EN EL CENTRO CULTURAL ROBERTO	10,000,000

		CANTORAL	
DISTRITO FEDERAL	COYOACÁN	PASEO DE LAS ROSAS EN CANAL NACIONAL	1,000,000
DISTRITO FEDERAL	COYOACÁN	LIBRO DE ACUARELA DIFUSIÓN PROMOCIÓN 2013	492,000
Distrito Federal	COYOACÁN	PASEO DE LAS ROSAS EN CANAL NACIONAL	386,000
DISTRITO FEDERAL	COYOACÁN	FESTIVAL DE LAS VANGUARDIAS MUSICALES EN MÉXICO	5,000,000
DISTRITO FEDERAL	COYOACÁN	FESTIVAL DE TODOS LOS MÚSICOS	12,000,000
DISTRITO FEDERAL	COYOACÁN	JORNADAS CULTURALES MUSITEC	5,000,000
DISTRITO FEDERAL	COYOACÁN	LEGADO FOTOGRÁFICO DE LOLA ALVAREZ BRAVO	1,700,000
DISTRITO FEDERAL	COYOACÁN	PROYECTOS CULTURALES	5,000,000
DISTRITO FEDERAL	COYOACÁN	RADIOGRAFÍA DE LA PROMOCIÓN CULTURAL	5,000,000
DISTRITO FEDERAL	COYOACÁN	ADQUISICIÓN DE ACERVO ARTÍSTICO Y DOCUMENTAL COLECCIÓN MUSEO UNIVERSITARIO ARTE CONTEMPORÁNEO UNAM MUAC	3,000,000
DISTRITO FEDERAL	COYOACÁN	DOCUMENTOS Y CORRESPONDENCIA DE MANUEL ÁLVAREZ BRAVO	250,000
DISTRITO FEDERAL	COYOACÁN	MUSEOS FRIDA KAHLO Y ANAHUACALLI MEJORAMIENTO DE INFRAESTRUCTURA, RENOVACIÓN MUSEOGRÁFICA Y PROYECTOS CULTURALES	6,000,000
DISTRITO FEDERAL	COYOACÁN	NOSOTROS HACEMOS TEATRO: UN IMPULSO AL CONSUMO LIBRE DEL TEATRO NACIONAL.	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	CULTURA EN EL DISTRITO FEDERAL	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	FESTIVAL DE LAS ARTES EN EL DISTRITO FEDERAL	6,750,000
DISTRITO FEDERAL	CUAUHTÉMOC	LA SEMILLA DE MÉXICO, ERES TÚ / PROYECTO DE CULTURA 2013	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	MEXICO AL ENCUENTRO UN RECORRIDO POR SU PATRIMONIO CULTURAL	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	PROYECTO DE EQUIPAMIENTO CULTURAL Y DE EXPRESION Y DESARROLLO CULTURAL (CASA DEL POETA)	500,000
DISTRITO FEDERAL	CUAUHTÉMOC	"CON LETRAS DE ORO" MITODELA CABARENA A.C	2,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	LÍDERES JÓVENES INDÍGENAS EN OAXACA, PROYECTO VIDEO DOCUMENTAL	2,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	PROGRAMA PARA LA CREACIÓN DE NUEVOS PÚBLICOS A TRAVÉS DE ACTIVIDADES ARTÍSTICAS Y CULTURALES. SONIDOS Y TRADICIONES XXI A.C	5,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	PROMOVER Y ACELERAR LA ENSEÑANZA MUSICAL	3,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	REVISTA DIGITAL DE JÓVENES PARA JÓVENES. FUNDACIÓN IBEROAMERICANA PARA EL ARTE Y LA CULTURA AC	2,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	TRAIGAMOS EL ORGULLO PUESTO , FUNDACIÓN HERMES MUSIC A.C	6,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	CONCIERTOS EXTRAORDINARIOS Y TEMPORADA DE VERANO 2013 DE LA ORQUESTA DE MINERÍA	5,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	CROMAFEST 2013	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	FESTIVAL DE CINE DOCUMENTAL AMBULANTE	9,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	FESTIVAL INTERNACIONAL DE CINE DOCUMENTAL DOCS DF	1,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	MÉXICO Y SU DIVERSIDAD CULTURAL	5,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	ODISE-OM EL VIAJE ORIGEN	2,000,000
DISTRITO FEDERAL	CUAUHTÉMOC	TEMPLO DE SANTA MARÍA NATIVITAS	3,992,000
DISTRITO FEDERAL	CUAUHTÉMOC	LA CAMIONETA DEL ARTE	1,500,000
DISTRITO FEDERAL	CUAUHTÉMOC	FMX FESTIVAL DE MÉXICO	9,000,000
DISTRITO FEDERAL	GUSTAVO A. MADERO	ARTES 3HD	9,073,500
DISTRITO FEDERAL	IZTAPALAPA	CULTURA EN TU DELEGACIÓN	1,000,000
DISTRITO FEDERAL	IZTAPALAPA	PROGRAMA CULTURAL DE ARTISTAS CON DISCAPACIDAD	1,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	JORNADAS CULTURALES	1,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	LA MUERTE Y LA MÚSICA	5,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	JUGANDO CON TAMAYO, PROGRAMA EDUCATIVO Y DE FORMACIÓN DE PUBLICOS DEL MUSEO ARTE CONTEMPORÁNEO INTERNACIONAL RUFINO TAMAYO	2,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	LA NANA, FÁBRICA DE CREACIÓN E INNOVACIÓN: ARTE Y COHESIÓN SOCIAL CENTRO-PERIFERIAS	3,000,000
DISTRITO FEDERAL	MIGUEL HIDALGO	MÚSICA POR LA PAZ	1,500,000
DISTRITO FEDERAL	MIGUEL HIDALGO	ZONA FILM	1,000,000
DISTRITO FEDERAL	MILPA ALTA	PROGRAMA DE FOMENTO A LA LECTURA	1,000,000

DISTRITO FEDERAL	TLÁHUAC	PROGRAMA DE ACCESO A LA CULTURA	1,000,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	A-KAPELA: DESARROLLO DE TALENTO INFANTIL	3,828,022
DISTRITO FEDERAL	XOCHIMILCO	PROYECTO CULTURAL 2013 MUSEO DOLORES OLMEDO	3,000,000
DISTRITO FEDERAL	XOCHIMILCO	PROGRAMA CULTURAL UAM XOCHIMILCO	6,000,000
DISTRITO FEDERAL		AMIGOS DE LA LETRA IMPRESA AC	7,301,600
DISTRITO FEDERAL		PRONIÑOS MARGINADOS A.C.	20,000,000
DISTRITO FEDERAL		VIDA SILVESTRE JESÚS ESTUDILLO LÓPEZ AC	1,190,100
DISTRITO FEDERAL		FESTIVALES DE ROCK EN EL DF	1,000,000
DISTRITO FEDERAL		PROYECTO GENERAL DE CULTURA	3,100,000
DISTRITO FEDERAL		CULTURA CON PARTICIPACIÓN SOCIAL, OPERADO POR LA ASOCIACIÓN CIVIL "SUMA POR LA EDUCACIÓN"	3,100,000
DURANGO		FESTIVAL DE MÚSCIA VIRREYNAL Y III SIMPOSIO INTERNACIONAL DE MÚSCIA ANTIGUA	600,000
DURANGO		III FESTIVAL INTERNACIONAL DE FOLKLOR INFANTIL	500,000
DURANGO		ORQUESTA FILARMÓNICA DE DURANGO	500,040
DURANGO		RESTAURACIÓN DE LA CASA GRANDE DEL CASCO DE LA EX HACIENDA DE SAN JOSÉ DE LA GOMA	7,000,000
DURANGO		FESTIVAL FRONTERA E IMAGINARIOS CULTURALES 2013	1,900,000
DURANGO		FORTALECIMIENTO DE LA POLÍTICA CULTURAL Y LA PREVENCIÓN EN EL MUNICIPIO DE HERMOSILLO SONORA	800,000
DURANGO		IDENTIDAD Y CULTURA ESPACIO DE INTERCAMBIO EN LA ERA DIGITAL	3,200,000
GUANAJUATO		REHABILITACIÓN DE LA EXHACIENDA DE SANTO TOMAS DE HUATZINDEO 3RA PARTE	5,004,500
GUANAJUATO		PROGRAMA DE CULTURA DEL ESTADO, NO GUBERNAMENTAL	6,200,000
GUANAJUATO	GUANAJUATO	PROYECTO "CENTRO CULTURAL MARIEL"	7,000,000
GUANAJUATO	SALVATIERRA	TERCERA ETAPA DE LA REHABILITACIÓN DE LA EX HACIENDA DE SANTO TOMAS DE HUATZINDEO FUNDACION DE ORGANIZADOS PARA SERVIR A.C.	6,500,000
GUANAJUATO	SAN MIGUEL DE ALLENDE	PROYECTO DE ESPACIOS CULTURALES	6,200,000
GUANAJUATO	SAN MIGUEL DE ALLENDE	FESTIVAL INTERNACIONAL DE CINE DE GUANAJUATO EN SAN MIGUEL DE ALLENDE	5,000,000
GUANAJUATO		HOMENAJE A JUAN IBÁÑEZ, PRODUCCIÓN UNIVERSITARIA	2,500,000
GUERRERO	ACAPULCO DE JUÁREZ	CENTRO CULTURAL CRISTO REY	20,000,000
GUERRERO	GUERRERO	CARAVANAS CULTURALES TIERRA CALIENTE, TIERRA DE BIEN	1,450,000
GUERRERO	TEPECOACUILCO DE TRUJANO	RESTAURACIÓN, CONSERVACIÓN DEL MONUMENTO HISTÓRICO PARROQUIA INMACULADA CONCEPCIÓN DE MARÍA	2,500,000
GUERRERO	ZIHUATANEJO DE AZUETA	TU ERES ZIHUA EN MOVIMIENTO FESTIVAL CULTURAL	3,000,000
GUERRERO		FESTIVAL DE CANTO Y DANZA	3,500,000
HIDALGO	AJACUBA	RESTAURACIÓN, CONSERVACIÓN DEL MONUMENTO HISTÓRICO PARROQUIA NUESTRA SEÑORA DE GUADALUPE	2,500,000
HIDALGO	PACHUCA DE SOTO	ELABORACIÓN DEL PROYECTO ARQUITECTÓNICO Y MUSEOGRÁFICO DE HIDALGO	8,000,000
HIDALGO	ZEMPOALA	REHABILITACIÓN INTEGRAL DEL ACUEDUCTO TEMBLEQUE	10,000,000
JALISCO	EL GRULLO	GRULLOFÓNICO	1,000,000
JALISCO	GUADALAJARA	CONSERVACIONES DOS ARTISTAS, UN MONUMENTO JOSÉ CLEMENTE OROZCO Y DANIEL BUREN EN EL HOSPICIO CABAÑAS FUNDACIIÓN	8,000,000
JALISCO	GUADALAJARA	CAMBIANDO LA COMUNIDAD CON EDUCACIÓN Y LECTURA	4,500,000
JALISCO	SAN PEDRO TLAQUEPAQUE	PREMIO NACIONAL DE LA CERÁMICA	2,000,000
JALISCO	ZAPOPAN	FERIA INTERNACIONAL DEL LIBRO	5,000,000
JALISCO	ZAPOPAN	FESTIVAL INTERNACIONAL DE CINE DE GUADALAJARA	10,000,000
JALISCO	ZAPOPAN	CONJUNTO DE ARTES ESCÉNICAS DEL CENTRO CULTURAL UNIVERSITARIO DE LA UNIVERSIDAD DE GUADALAJARA	22,000,000
MÉXICO	NAUCALPAN	CAMERATA DE NAUCALPAN	1,000,000
MÉXICO	TEOLOYUCAN	CELEBRANDO 99 AÑOS DE HISTORIA TRATADOS DE TEOLOYUCAN	300,000

MÉXICO	VILLA VICTORIA	PROYECTO DE PROMOCIÓN CULTURAL EN EL ESTADO DE MÉXICO 2013	9,300,000
MÉXICO		CONSTRUCCION DEL TEATRO DE LA CIUDAD DE TOLUCA (1A ETAPA) - FUNDACION IDEAS LIBRES, A.C.	25,800,000
MICHOACÁN		FESTIVAL INTERNACIONAL DE GUITARRA DE MORELIA "HOMENAJE A LA GUITARRA IBEROAMÉRICANA"	1,000,000
MICHOACÁN		FOMENTO AL CINE, CORTOMETRAJE Y DOCUMENTAL DE MICHOACÁN	1,000,000
MICHOACÁN		INTERNATIONAL VOCAL ACADEMY AND FESTIVAL	2,500,000
MICHOACÁN		MORELIA EN BOCA 2013, EL FESTIVAL INTERNACIONAL DE GASTRONOMIA Y VINO DE MÉXICO	850,000
MICHOACÁN		NIÑOS MÚSICOS POR LA PAZ	2,201,040
MICHOACÁN		REALIZAR LA CONMEMORACIÓN DEL BICENTENARIO DE LOS SENTIMIENTOS DE LA NACION Y LAS CONSTITUCIONES DE AMÉRICA	8,000,000
MICHOACÁN	MORELIA	FESTIVAL DE MÚSICA DE MORELIA, MIGUEL BERNAL JIMÉNEZ 2013	9,000,000
MICHOACÁN	MORELIA	XI FESTIVAL INTERNACIONAL DE CINE DE MORELIA	11,000,000
MORELOS		FORTALEZA PARA EL CRECIMIENTO A.C. LAS ARTES Y CULTURA PARA TODO MORELOS	2,550,000
MORELOS	CUERNAVACA	DESARROLLO Y PROMOCIÓN DE ARTISTAS MORELENSES CON DISCAPACIDAD	1,500,000
MORELOS	CUERNAVACA	PROGRAMA DE INTERVENION SOCIAL MEDIANTE LA ACTIVACION Y EXPERIMENTACION ARTISTICA CON NIÑOS JOVENES Y MUJERES DE MORELOS FUNDACION VESA A.C.	4,950,000
NACIONAL		CULTURA ITINERANTE	10,000,000
NACIONAL		CULTURA SIN LÍMITES	8,100,000
NACIONAL		DESARROLLO Y CULTURA	8,300,000
NACIONAL		FESTIVAL CULTURAL EN TU COLONIA	8,100,000
NACIONAL		FESTIVAL EN TU COMUNIDAD	8,100,000
NACIONAL		OBRAS ITINERANTES PARA EL DESARROLLO CULTURAL	8,100,000
NACIONAL		PROGRAMA DE APOYO A ORQUESTAS INFANTILES ZONA CENTRO	20,600,000
NACIONAL		PROGRAMA DE APOYO A ORQUESTAS INFANTILES ZONA ESTE	20,600,000
NACIONAL		PROGRAMA DE APOYO A ORQUESTAS INFANTILES ZONA NORTE	20,600,000
NACIONAL		PROGRAMA DE APOYO A ORQUESTAS INFANTILES ZONA OESTE	20,600,000
NACIONAL		PROGRAMA DE APOYO A ORQUESTAS INFANTILES ZONA SUR	20,600,000
NUEVO LEÓN	MONTERREY	ORQUESTA SINFONICA INFANTIL Y JUVENIL "MÁS QUIERO HACER X TI"	3,920,000
NUEVO LEÓN	MONTERREY	CONSTRUCCIÓN DEL CENTRO DE LAS ARTES E INVESTIGACIÓN ESTÉTICAS, 1A. ETAPA	35,000,000
NUEVO LEÓN	MONTERREY	MACROCENTRO COMUNITARIO CULTURAL SAN BERNABÉ	44,986,510
NUEVO LEÓN	MONTERREY	PROGRAMA DE FORTALECIMIENTO A LA EDUCACIÓN MUSICAL DE NIVEL ELEMENTAL	12,000,000
OAXACA	OAXACA DE JUÁREZ	FIESTAS DE GUELAGUETZA 2013	5,000,000
OAXACA	OAXACA DE JUÁREZ	CULTURA AUTOGESTIVA DEL OAXACA, PROYECTO DE EXPRESIÓN Y DESARROLLO CULTURAL	4,000,000
PUEBLA	PUEBLA	CIUDAD DE LA CIENCIA Y CONOCIMIENTO TECNOPOLIS	15,000,000
QUERÉTARO	QUERÉTARO	COROS DE MEXICO. RED DE CULTURA A.C.	1,100,000
QUERÉTARO	QUERÉTARO	PROYECTO CULTURAL CON JÓVENES EN SITUACIÓN DE VULNERABILIDAD. (ANA MARÍA LANDA Y YERMO A.C.)	200,000
QUERÉTARO	QUERÉTARO	PROYECTO DE PROMOCIÓN Y FOMENTO A LA CULTURA (IBÉRICA CONTEMPORÁNEA A.C.)	300,000
QUERÉTARO	QUERÉTARO	CENTRO CULTURAL HANGAR	9,000,000
QUERÉTARO	QUERÉTARO	CUTOUT FEST 2013	6,000,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	FESTIVALES REAL DE CATORCE	500,000
SAN LUIS POTOSÍ	SAN LUIS POTOSÍ	RESTAURACIÓN DEL CONVENTO DE SAN AGUSTÍN	1,000,000
SINALOA	SINALOA	BAILES DE SINALOA	1,000,000
SONORA	GUAYMAS	CONSTRUCCIÓN DE MUSEO QUE SERÍA SEDE DE LA SOCIEDAD GUAYMENSE DE HISTORIA DEL	1,000,000

		NOROESTE A.C.	
SONORA	HERMOSILLO	PROYECTO ESTATAL COMUNITARIO	10,000,000
SONORA	HERMOSILLO	PROYECTO DE RESCATE, INVESTIGACIÓN Y PRESERVACIÓN DE LOS CANTOS, RITUALES Y COLLARES CURATIVOS DE LA NACIÓN (SERI)	1,000,000
SONORA	HERMOSILLO	PROYECTO SOON CULTURAL	1,000,000
SONORA	HERMOSILLO	REHABILITACIÓN DEL EDIFICIO DEL CENTRO CULTURAL YALAM	1,000,000
VERACRUZ	POZA RICA DE HIDALGO	BIBLIOTECA PARA 300 LECTORES INSTITUTO SUPERIOR DE POZA RICA	2,000,000
VERACRUZ	SOLEDAD DE DOBLADO	PROGRAMA DIFUSION CULTURAL 2013 "IMPULSANDO JUNTOS A.C."	3,100,000
VERACRUZ		PROYECTO CULTURAL 2013 ASOCIACIÓN CIVIL	3,100,000
ZACATECAS	ZACATECAS	RESCATE DEL ARCHIVO HISTÓRICO DE LA UNIVERSIDAD AUTÓNOMA DE ZACATECAS	1,000,000

ANEXO 36. AMPLIACIONES AL RAMO 12 SALUD (pesos)

	Monto
RAMO 12: SALUD	**485,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	185,000,000
Prevención y atención de VIH/SIDA y otras ITS	85,000,000
Atención de la Salud Reproductiva y la Igualdad de Género en Salud	100,000,000
Fortalecimiento de las Redes de Servicios de Salud	100,000,000
Infraestructura y equipamiento del Hospital Tierra y Libertad, Monterrey, Nuevo León	100,000,000
Instituto Nacional de Cancerología	200,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 37. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

RAMO 16: MEDIO AMBIENTE Y RECURSOS NATURALES	MONTO
Erogaciones para la Igualdad entre Mujeres y Hombres	35,000,000
P002 Planeación, Dirección y Evaluación Ambiental	35,000,000
116 Unidad Coordinadora de Participación Social y Transparencia	35,000,000
TOTAL	**35,000,000**

1/ Monto incluido en el anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres.

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D.F., a 20 de diciembre de 2012.- Dip. **Francisco Arroyo Vieyra**, Presidente.- Dip. **Javier Orozco Gómez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a veintiséis de diciembre de dos mil doce.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.

ARTÍCULOS TRANSITORIOS DE DECRETOS DE REFORMA

FE de errata al Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013, publicado el 27 de diciembre de 2012.

Publicada en el Diario Oficial de la Federación el 3 de enero de 2013

En la Cuarta Sección, Anexo 19.2 Ampliaciones para Proyectos de Desarrollo Regional, página 54, renglones 41 y 42, dice:

Reconstrucción de concreto hidraúlico de Av. México-Puebla en Puebla	12,000,000
Pavimentación de diversas calles en colonias de Tehuacán, Cholula, Cuautlacingo, Atlixo y Puebla en Puebla	47,312,454

Debe decir:

Reconstrucción de concreto hidráulico de Av. México-Puebla en Cuautlancingo, Puebla	12,000,000
Pavimentación de diversas calles en colonias de la ciudad de Puebla, en Puebla	47,312,454

SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO por el que se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2013.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2013.

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2013, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. **INGRESOS DEL GOBIERNO FEDERAL**	**2,498,646.5**
I. Impuestos:	**1,605,162.5**
1. Impuesto sobre la renta.	818,095.4
2. Impuesto empresarial a tasa única.	44,638.4
3. Impuesto al valor agregado.	622,626.0
4. Impuesto especial sobre producción y servicios:	52,982.3
a. Gasolinas, diesel para combustión automotriz:	-24,495.1
i) Artículo 2o.-A, fracción I.	-48,895.0
ii) Artículo 2o.-A, fracción II.	24,399.9
b. Bebidas con contenido alcohólico y cerveza:	33,143.0
i) Bebidas alcohólicas.	9,997.9
ii) Cervezas y bebidas refrescantes.	23,145.1
c. Tabacos labrados.	35,379.1
d. Juegos con apuestas y sorteos.	2,360.6
e. Redes públicas de telecomunicaciones.	6,568.4
f. Bebidas energetizantes.	26.3
5. Impuesto sobre automóviles nuevos.	6,085.0
6. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
7. Impuesto a los rendimientos petroleros.	1,500.9
8. Impuestos al comercio exterior:	28,082.2
a. A la importación.	28,082.2
b. A la exportación.	0.0
9. Impuesto a los depósitos en efectivo.	3,890.4
10. Accesorios.	27,261.9
II. Contribuciones de mejoras:	**26.8**
Contribución de mejoras por obras públicas de infraestructura hidráulica.	26.8

III.	**Derechos:**			**809,588.5**
	1.	Servicios que presta el Estado en funciones de derecho público:		**4,305.1**
		a.	Secretaría de Gobernación.	45.2
		b.	Secretaría de Relaciones Exteriores.	2,270.5
		c.	Secretaría de la Defensa Nacional.	0.0
		d.	Secretaría de Marina.	0.0
		e.	Secretaría de Hacienda y Crédito Público.	165.6
		f.	Secretaría de la Función Pública.	6.2
		g.	Secretaría de Energía.	183.8
		h.	Secretaría de Economía.	43.4
		i.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	29.5
		j.	Secretaría de Comunicaciones y Transportes.	928.7
		k.	Secretaría de Medio Ambiente y Recursos Naturales.	53.9
		l.	Secretaría de Educación Pública.	464.1
		m.	Secretaría de Salud.	11.2
		n.	Secretaría del Trabajo y Previsión Social.	2.9
		ñ.	Secretaría de la Reforma Agraria.	65.1
		o.	Secretaría de Turismo.	0.4
		p.	Secretaría de Seguridad Pública.	34.3
		q.	Procuraduría General de la República	0.3
	2.	Por el uso o aprovechamiento de bienes del dominio público:		**17,722.0**
		a.	Secretaría de Hacienda y Crédito Público.	0.5
		b.	Secretaría de la Función Pública.	0.0
		c.	Secretaría de Economía.	3,013.9
		d.	Secretaría de Comunicaciones y Transportes.	6,836.2
		e.	Secretaría de Medio Ambiente y Recursos Naturales.	7,801.9
		f.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	69.5
		g.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derechos a los hidrocarburos:		**787,561.4**
		a.	Derecho ordinario sobre hidrocarburos.	659,522.1
		b.	Derecho sobre hidrocarburos para el fondo de estabilización.	103,171.7
		c.	Derecho extraordinario sobre exportación de petróleo crudo.	3,364.9
		d.	Derecho para la investigación científica y tecnológica en materia de energía.	7,577.2
		e.	Derecho para la fiscalización petrolera.	34.9
		f.	Derecho sobre extracción de hidrocarburos.	4,424.2
		g.	Derecho especial sobre hidrocarburos.	6,529.3
		h.	Derecho adicional sobre hidrocarburos.	2,606.9
		i.	Derecho para regular y supervisar la exploración y	330.2

			explotación de hidrocarburos.	
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**45.0**
V.	**Productos:**			**5,458.4**
	1.	Por los servicios que no correspondan a funciones de derecho público.		6.0
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		5,452.4
		a.	Explotación de tierras y aguas.	0.0
		b.	Arrendamiento de tierras, locales y construcciones.	0.3
		c.	Enajenación de bienes:	1,238.6
			i) Muebles.	1,161.2
			ii) Inmuebles.	77.4
		d.	Intereses de valores, créditos y bonos.	3,804.0
		e.	Utilidades:	409.4
			i) De organismos descentralizados y empresas de participación estatal.	0.0
			ii) De la Lotería Nacional para la Asistencia Pública.	0.0
			iii) De Pronósticos para la Asistencia Pública.	408.9
			iv) Otras.	0.5
		f.	Otros.	0.1
VI.	**Aprovechamientos:**			**78,365.3**
	1.	Multas.		1,458.9
	2.	Indemnizaciones.		1,686.1
	3.	Reintegros:		110.9
		a.	Sostenimiento de las Escuelas Artículo 123.	0.0
		b.	Servicio de Vigilancia Forestal.	0.1
		c.	Otros.	110.8
	4.	Provenientes de obras públicas de infraestructura hidráulica.		377.4
	5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.		0.0
	6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.		0.0
	7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.		0.0
	8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.		0.0
	9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.		0.0
	10.	5 por ciento de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.		0.0
	11.	Participaciones a cargo de los concesionarios de vías generales de		362.9

			comunicación y de empresas de abastecimiento de energía eléctrica.	
	12.		Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	860.8
	13.		Regalías provenientes de fondos y explotaciones mineras.	0.0
	14.		Aportaciones de contratistas de obras públicas.	4.9
	15.		Destinados al Fondo para el Desarrollo Forestal:	0.5
		a.	Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
		b.	De las reservas nacionales forestales.	0.0
		c.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
		d.	Otros conceptos.	0.5
	16.		Cuotas Compensatorias.	94.9
	17.		Hospitales Militares.	0.0
	18.		Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
	19.		Recuperaciones de capital:	23.5
		a.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	18.4
		b.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	5.1
		c.	Inversiones en obras de agua potable y alcantarillado.	0.0
		d.	Desincorporaciones.	0.0
		e.	Otros.	0.0
	20.		Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
	21.		Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
	22.		No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
	23.		Otros:	73,384.5
		a.	Remanente de operación del Banco de México.	0.0
		b.	Utilidades por Recompra de Deuda.	0.0
		c.	Rendimiento mínimo garantizado.	0.0
		d.	Otros.	73,384.5
B.	***INGRESOS DE ORGANISMOS Y EMPRESAS***			***1,102,425.5***
I.	**Ingresos de organismos y empresas:**			**890,205.8**
	1.		Ingresos propios de organismos y empresas:	890,205.8
		a.	Petróleos Mexicanos.	478,432.5
		b.	Comisión Federal de Electricidad.	338,828.5
		c.	Instituto Mexicano del Seguro Social.	31,133.5
		d.	Instituto de Seguridad y Servicios Sociales para los	41,811.3

		Trabajadores del Estado.	
	2.	Otros ingresos de empresas de participación estatal.	0.0
II.		**Aportaciones de seguridad social:**	**212,219.7**
	1.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.	212,219.7
	3.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.		***INGRESOS DERIVADOS DE FINANCIAMIENTOS***	***355,289.6***
I.		Endeudamiento neto del Gobierno Federal:	415,882.3
	1.	Interno.	415,882.3
	2.	Externo.	0.0
II.		Otros financiamientos:	28,965.9
	1.	Diferimiento de pagos.	28,965.9
	2.	Otros.	0.0
III.		Déficit de organismos y empresas de control directo.	-89,558.6
TOTAL			**3,956,361.6**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2013, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno. El Ejecutivo Federal deberá enviar a las Comisiones de Hacienda y Crédito Público y Presupuesto y Cuenta Pública de la Cámara de Diputados, un informe detallado del mecanismo para fijar los precios de las gasolinas, gas y energía eléctrica.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2013, se estima una recaudación federal participable por 2 billones 123 mil 632.6 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 30 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2013, en relación con las estimaciones que se señalan en este artículo.

Durante el ejercicio fiscal de 2013, de los recursos que genere el derecho para la investigación científica y tecnológica en materia de energía a que se refiere el artículo 254 Bis de la Ley Federal de Derechos, 3 mil millones de pesos se destinarán a financiar el presupuesto del Ramo 38 Consejo Nacional de Ciencia y Tecnología aprobado en el Presupuesto de Egresos de la Federación. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013. Los recursos del derecho para la investigación científica y tecnológica que resten después de aplicar lo dispuesto en el presente párrafo se destinarán a lo que establece el artículo 254 Bis de la Ley Federal de Derechos.

Se autoriza al Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, a utilizar los recursos disponibles que se acumulen en el Fondo Sectorial CONACYT-Secretaría de Energía-Hidrocarburos hasta por un monto de 5 mil millones de pesos que se ejercerán en el Ramo 38 Consejo Nacional de Ciencia y Tecnología aprobado en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

Durante el ejercicio fiscal de 2013, de los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en primer término 10 mil millones de pesos se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria y, en segundo término, 93 mil 171.7 millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

La Secretaría de Hacienda y Crédito Público podrá destinar la recaudación obtenida por el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en exceso de la suma de los montos referidos en el párrafo anterior, para compensar parcial o totalmente los ingresos del Gobierno Federal durante el ejercicio fiscal de 2013, así como para cubrir el costo de los combustibles que se requieran para la generación de electricidad en adición a los recursos previstos en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

La compensación parcial o total de ingresos del Gobierno Federal a que se refiere el párrafo anterior se aplicará cuando los ingresos totales, sin considerar los ingresos derivados del apartado C de este artículo, resulten inferiores a los valores estimados en el mismo debido a una disminución de los ingresos por la recaudación total de los impuestos a que se refiere el apartado A, fracción I de este precepto, o disminuyan los ingresos por concepto del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, con motivo de una disminución de la plataforma de extracción o del precio del petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el presente artículo.

Los recursos del derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos que resten después de aplicar lo dispuesto en los párrafos décimo, décimo primero y décimo segundo de este artículo, se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria.

Se estima que durante el ejercicio fiscal de 2013, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

Durante el ejercicio fiscal de 2013 no serán aplicables los límites para la acumulación de las reservas en los fondos de estabilización establecidos en el segundo párrafo de la fracción IV del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos acumulados del Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos hasta el 31 de diciembre de 2012, se destinarán al Fondo de Estabilización de los Ingresos Petroleros. Durante el ejercicio fiscal 2013, no será aplicable lo dispuesto en el artículo 19, fracción IV, inciso b) de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y los recursos que deban destinarse a los fines previstos por dicho precepto, se integrarán al fondo señalado en el inciso c) de la fracción IV del referido artículo.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, se continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados y en relación con la transmisión, administración o enajenación, de los bienes y derechos del citado fideicomiso, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, para no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2013 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2013, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013, por un monto de endeudamiento neto interno hasta por 415 mil millones de pesos. Asimismo, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de 7 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas, en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2013 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2013, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2013.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, dará cuenta trimestralmente al Congreso de la Unión del ejercicio de las facultades a que se refiere este artículo dentro de los 30 días siguientes al trimestre vencido. En el informe correspondiente se deberán especificar las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil la misma se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal durante el ejercicio fiscal de 2013, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza al Banco Nacional de Crédito Rural, S.N.C., en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas conforme a esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las instituciones de banca de desarrollo conforme a sus respectivas leyes orgánicas.

Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en los artículos 3, segundo párrafo y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquier otro ente jurídico.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el Decreto citado en el párrafo que antecede, que se entreguen al Gobierno Federal, serán recibidas por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, estarán libres de gravamen mercantil y no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas, incluido su personal, siempre que el propósito no sea constituir en forma permanente una entidad paraestatal, lo cual será determinado por el Ejecutivo Federal, por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación quien emitirá la resolución correspondiente con base en los dictámenes técnicos, jurídicos, económicos o financieros que, en su caso, emita dicha dependencia o con la información con la que cuente el Fondo de Empresas Expropiadas del Sector Azucarero, a más tardar dentro de los 15 días hábiles siguientes al de la recepción de las acciones, cupones, títulos o partes sociales señalados en el presente párrafo.

Corresponderá directamente a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.

Se autoriza a la banca de desarrollo, a la Financiera Rural, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores, un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 66 mil, 50.3 millones de pesos, de acuerdo con lo previsto en los Criterios Generales de Política Económica para la iniciativa de Ley de Ingresos y el Proyecto de Presupuesto de Egresos de la Federación correspondientes al ejercicio fiscal de 2013 y a los programas establecidos en el Tomo VII del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público. Cada trimestre se deberá informar al Congreso de la Unión sobre las modificaciones que, en su caso, hayan sido realizadas.

Para la integración de los requerimientos financieros del sector público que señala el artículo 28 de esta Ley, podrá considerarse como pérdida o ganancia por intermediación financiera, la diferencia en el capital contable entre el cierre del ejercicio fiscal de 2012 y el cierre del ejercicio fiscal de 2013, de las instituciones de banca de desarrollo, de la Financiera Rural, del Instituto del Fondo Nacional para el Consumo de los Trabajadores y de los fondos de fomento que son regulados y supervisados por la Comisión Nacional Bancaria y de Valores.

Los montos establecidos en el artículo 1o., apartado C de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 5 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2013. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

1. Producir directamente un incremento en los ingresos públicos.

2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2013.

3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión un informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.

8. Canje o refinanciamiento.

9. Evolución por línea de crédito.

10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2013, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2013.

Artículo 4o. En el ejercicio fiscal de 2013, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión

Federal de Electricidad por un total de 180,150.2 millones de pesos, de los cuales 86,325.2 millones de pesos corresponden a inversión directa y 93,825.0 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 59,834.6 millones de pesos, de los que 40,783.3 millones de pesos corresponden a proyectos de inversión directa y 19,051.3 millones de pesos corresponden a proyectos de inversión condicionada.

Los proyectos de inversión financiada condicionada a que se hace referencia en este precepto y en el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional. Dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, PEMEX-Exploración y Producción deberá realizar los anticipos que se señalan en el siguiente párrafo.

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, PEMEX-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 634 millones 525 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 4 mil 453 millones 880 mil pesos.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán diariamente, incluyendo días inhábiles, por conducto de PEMEX-Refinación, anticipos a cuenta del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, siempre que las tasas aplicables a la enajenación de dichos productos, determinadas de acuerdo con el procedimiento establecido en la citada fracción, resulten positivas. La Secretaría de Hacienda y Crédito Público podrá fijar el monto de estos anticipos, los cuales se podrán acreditar contra el pago mensual señalado en el artículo 2o.-A, fracción I, antes mencionado, correspondiente al mes por el que se efectuaron los mismos.

En el caso de que las tasas aplicables a la enajenación de gasolinas y diesel, referidas en el párrafo anterior, resulten negativas, Petróleos Mexicanos y sus organismos subsidiarios no efectuarán los anticipos diarios mencionados en dicho párrafo.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por los citados sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios podrán disminuir el monto que resulte de dicha tasa negativa del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes el monto correspondiente se podrá acreditar contra el derecho ordinario sobre hidrocarburos que establece el artículo 254 de la Ley Federal de Derechos o contra los pagos provisionales mensuales a que se refiere el artículo 255 de esta última Ley.

Para el cálculo de las tasas a que se refiere la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, no se considerará como parte del precio de venta al público a las cuotas establecidas en la fracción II del artículo antes citado.

Para el cálculo de la tasa del impuesto especial sobre producción y servicios por la enajenación de gasolina o diesel en territorio nacional, a que se refiere el artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de los factores a que se refiere la fracción I inciso c) de dicho artículo, se aplicará el factor de 0.9009 cuando la enajenación se realice con tasa del impuesto al valor agregado de 11 por ciento y el factor de 0.8621 cuando la enajenación se realice con tasa del impuesto al valor agregado de 16 por ciento.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquél al que corresponda el pago.

Las declaraciones informativas del impuesto al valor agregado deberán ser presentadas en formato electrónico ante el Servicio de Administración Tributaria con la misma periodicidad que las declaraciones de pago de dicho impuesto.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de PEMEX-Exploración y Producción, estarán a lo siguiente:

1. Cada organismo deberá calcular el impuesto a los rendimientos petroleros a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo se determinará restando de la totalidad de los ingresos del ejercicio el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

2. A cuenta del impuesto a los rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 2 millones 56 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 14 millones 432 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2014 y contra el impuesto que resulte se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, y deberán pagarlas ante la Tesorería de la Federación, a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus organismos subsidiarios las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para modificar el monto de los pagos diarios y semanales establecidos en este artículo y, en su caso, para determinar la suspensión de dichos pagos, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten, así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos diarios y semanales establecidos en este artículo, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria en los meses de abril, julio y octubre de 2013 y enero de 2014, una declaración en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria, a más tardar el último día hábil del mes de marzo de 2014, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos deberá presentar al Servicio de Administración Tributaria las declaraciones informativas a que se refieren los dos párrafos anteriores y las demás disposiciones fiscales, a través de los medios o formatos electrónicos que establezca dicho órgano desconcentrado, en los que se deberá incluir la información específica que en los mismos se indique respecto de las contribuciones, los productos y los aprovechamientos que esa entidad y sus organismos subsidiarios estén obligados a pagar.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio por concepto de mermas hasta el 0.74 por ciento del valor total de las enajenaciones de gasolina que realice a dichas estaciones de servicio.

En caso de que, antes del ejercicio de facultades de comprobación por parte de las autoridades fiscales, PEMEX-Exploración y Producción modifique las declaraciones de pago del derecho adicional a que se refiere el artículo Sexto Transitorio del "Decreto por el que se reforman diversas disposiciones del Capítulo XII, del Título Segundo de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 21 de diciembre de 2005, correspondientes al ejercicio fiscal de 2007 y entere diferencias a cargo por concepto de ese derecho, en relación con dichas diferencias no se aplicará lo dispuesto en el primer párrafo del artículo 21 del Código Fiscal de la Federación, a excepción de lo relativo a la actualización.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución conforme a la Ley del Banco de México y los concentrará en la Tesorería de la Federación.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Para dar cumplimiento a lo dispuesto en el artículo 261, segundo párrafo de la Ley Federal de Derechos, durante el ejercicio fiscal de 2013 la Secretaría de Hacienda y Crédito Público efectuará anticipos mensuales, a más tardar el día 17 de cada mes, por las participaciones que correspondan a un doceavo de la Recaudación Federal Participable de los derechos ordinarios sobre hidrocarburos, especial sobre hidrocarburos y adicional sobre hidrocarburos establecidos en el artículo 1o., apartado A, fracción III, numeral 3, incisos a., g. y h. de la presente Ley, sobre los cuales, en su caso, se aplicarán los mecanismos de compensación establecidos en las disposiciones en materia de coordinación fiscal.

Para dar cumplimiento a lo dispuesto en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2013 será por una estimación máxima de 2.67 y 1.34 millones de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, incluyendo sus organismos descentralizados y autónomos que se hubieran adherido al "Decreto por el que se otorgan diversos beneficios fiscales en materia del impuesto sobre la renta, de derechos y aprovechamientos", publicado en el Diario Oficial de la Federación el 5 de diciembre de 2008, se les extenderá el beneficio referido en el artículo segundo, fracción I de dicho Decreto, hasta el ejercicio fiscal de 2012 y anteriores, siempre y cuando se encuentren al corriente en los enteros correspondientes al mes de diciembre de 2012. Dichos órdenes de gobierno, en lugar de aplicar los porcentajes establecidos en el artículo segundo, fracción II del mencionado Decreto, podrán aplicar el 60 por ciento para el año 2013 y el 30 por ciento para el año 2014.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2013, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2013, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2013, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2013. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2013, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal o tratándose de recuperaciones de capital de las instituciones de banca de desarrollo, los recursos correspondientes se podrán destinar a la capitalización de los bancos de desarrollo o a fomentar acciones que permitan cumplir con el mandato de dicha banca, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o, apartado A, fracción VI, numerales 11, 19, inciso d. y 23, inciso d. de esta Ley, por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2013, se aplicarán los vigentes al 31 de diciembre de 2012, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	**1.0350**
Febrero	**1.0277**
Marzo	**1.0256**
Abril	**1.0250**
Mayo	**1.0283**
Junio	**1.0315**
Julio	**1.0268**
Agosto	**1.0211**
Septiembre	**1.0180**

Octubre	**1.0135**
Noviembre	**1.0084**
Diciembre	**1.0044**

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2013 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2012, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2013.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquéllos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para esos efectos se fijen, la dependencia prestadora del servicio o la que permita el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2013, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2013, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2013, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2013, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2013, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2013. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2013, se aplicarán los vigentes al 31 de diciembre de 2012, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	**1.0350**

Febrero	**1.0277**
Marzo	**1.0256**
Abril	**1.0250**
Mayo	**1.0283**
Junio	**1.0315**
Julio	**1.0268**
Agosto	**1.0211**
Septiembre	**1.0180**
Octubre	**1.0135**
Noviembre	**1.0084**
Diciembre	**1.0044**

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2013 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2012, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2013.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. En el mecanismo de compensación previsto en el presente párrafo, se incluye el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el último párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establece el artículo 54 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2013, los conceptos y montos de los ingresos que hayan percibido por productos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2013 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las citadas dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades de control directo que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos para los que esté previsto un destino distinto en el contrato de fideicomiso. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., apartado A, fracción VI, numeral 19, con excepción del inciso d., de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el octavo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

En los procesos de desincorporación de entidades, a través de su extinción o liquidación, cuyas operaciones se encuentren garantizadas por el Gobierno Federal, el liquidador designado o responsable del proceso respectivo podrá utilizar los recursos disponibles de los mandatos y demás figuras análogas encomendadas al mismo por el Gobierno Federal, para el pago de los gastos y pasivos de dichos procesos de desincorporación previa opinión favorable, en cada caso, de la coordinadora de sector, del mandante o de quien haya constituido la figura análoga y de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. Para los efectos anteriores, se constituirán los instrumentos jurídicos correspondientes que aseguren la transparencia y control en el ejercicio de los recursos.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador o responsable del proceso en una subcuenta específica.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

En el ejercicio fiscal de 2013, el Gobierno Federal, por conducto de la Secretaría de Hacienda y Crédito Público, en su carácter de fideicomitente único de la Administración Pública Federal Centralizada, instruirá al Servicio de Administración y Enajenación de Bienes, en su carácter de fiduciario del Fondo de Desincorporación de Entidades, a que transfiera parte de los recursos afectos a dicho fideicomiso al Banco Nacional de Comercio Exterior, S.N.C. por 132 millones 252 mil 711 pesos, en cumplimiento del convenio celebrado el 17 de diciembre de 1998, entre el Gobierno Federal y el Banco Nacional de Comercio Exterior, S.N.C.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo vigésimo del artículo 1o. de la presente Ley.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013, entre las que se comprende de manera enunciativa a las siguientes:

I. Petróleos Mexicanos y sus organismos subsidiarios.

II. Comisión Federal de Electricidad.

III. Instituto Mexicano del Seguro Social.

IV. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

En el caso de que la Comisión Federal de Electricidad otorgue el uso temporal y accesorio de los hilos de fibra óptica oscura de su propiedad a un tercero con el fin de que éste opere una red pública de telecomunicaciones o explote de cualquier otra manera dichos bienes, deberá hacerlo mediante licitación pública y tomar como criterios de valuación para determinar la contraprestación mínima aplicable por el otorgamiento del uso, aprovechamiento y explotación de los hilos de fibra óptica oscura, la recuperación del costo de la inversión a valor de reposición a nuevo, más un rendimiento, que se determine considerando referencias internacionales, así como tomar en cuenta, al menos, dos propuestas de distintos valuadores para fijar dicha contraprestación.

Artículo 15. Cuando con anterioridad al 1 de enero de 2013, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2013.

Durante el ejercicio fiscal de 2013, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Para los efectos del párrafo que antecede, cuando los contribuyentes corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere dicho párrafo, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2013, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, excepto minería, y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel en términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

Lo dispuesto en este numeral no será aplicable cuando la tasa para la enajenación de diesel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2013 y enero de 2014.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diesel que se hubiera destinado para los fines a que se refiere dicha fracción, del diesel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

Lo dispuesto en esta fracción no será aplicable cuando la tasa para la enajenación de diesel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diesel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 215 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV y V de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades de control directo, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos, del Instituto Nacional de Estadística y Geografía, del Instituto Federal Electoral y de la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2013 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Para los efectos de los impuestos sobre la renta, empresarial a tasa única y especial sobre producción y servicios, así como en lo referente a derechos, se estará a lo siguiente:

I. En materia de impuesto sobre la renta:

1. Las modificaciones a los artículos 50, 58, 58-A, 58-B, 59, 100, 103, 103-A, 104, 105, 151, 154, cuarto párrafo, 158, 159, 160, 161, 168, 169, 171, 175, actual segundo párrafo, 195, 195-A y 218 de la Ley del Impuesto sobre la Renta, en materia de intereses, realizadas mediante el "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes del Impuesto sobre la Renta, del Impuesto a los Depósitos en Efectivo y del Impuesto al Valor Agregado, del Código Fiscal de la Federación y del Decreto por el que se establecen las obligaciones que podrán denominarse en Unidades de Inversión; y reforma y adiciona diversas disposiciones del Código Fiscal de la Federación y de la Ley del Impuesto sobre la Renta, publicado el 1 de abril de 1995", publicado en el Diario Oficial de la Federación el 7 de diciembre de 2009, entrarán en vigor el 1 de enero de 2014.

Para los efectos de los artículos 58, 158, 159, 160 y 218 de la Ley del Impuesto sobre la Renta, la retención y acumulación de los intereses devengados antes del 1 de enero de 2014, se efectuarán conforme a las disposiciones establecidas en la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2013.

Durante el ejercicio fiscal de 2013 la tasa de retención anual a que se refieren los artículos 58 y 160 de la Ley del Impuesto sobre la Renta será del 0.60 por ciento.

Las instituciones que componen el sistema financiero en los términos de la Ley del Impuesto sobre la Renta deberán retener y enterar el citado impuesto aplicando la tasa establecida en el párrafo anterior, sobre el monto del capital que dé lugar al pago de los intereses, desde la fecha de inicio de la inversión o desde el día en el que el contribuyente hubiese cobrado por última vez intereses y hasta el 31 de diciembre de 2013. El entero se realizará de acuerdo al primer párrafo del artículo 58 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2013. Las personas físicas deberán acumular a sus demás ingresos los intereses reales percibidos en el ejercicio, conforme al artículo 159 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2013.

Tratándose de intereses pagados por sociedades que no se consideren integrantes del sistema financiero en los términos de la Ley del Impuesto sobre la Renta, que deriven de títulos valor que no sean colocados entre el gran público inversionista a través de bolsa de valores autorizadas o mercados de amplia bursatilidad, los contribuyentes personas físicas acumularán, para los efectos del impuesto sobre la renta, los intereses devengados a su favor durante el ejercicio fiscal de 2013. En estos casos la retención se efectuará conforme al primer párrafo del artículo 160 de la Ley del Impuesto sobre la Renta vigente al 31 de diciembre de 2013.

Para los efectos de los artículos 58, 159 y 160 de la Ley del Impuesto sobre la Renta en vigor a partir del 1 de enero de 2014, las instituciones que componen el sistema financiero, así como las sociedades que paguen intereses, deberán considerar como saldo inicial al 1 de enero de 2014, el saldo que hubiese tenido la cuenta o activo financiero de que se trate, al 31 de diciembre de 2013.

Para los efectos del artículo 59, fracción I de la Ley del Impuesto sobre la Renta, vigente hasta el 31 de diciembre de 2013, las instituciones que componen el sistema financiero, deberán presentar la información a que se refiere dicho precepto, correspondiente al ejercicio fiscal de 2013, mediante declaración anual que presentarán ante el Servicio de Administración Tributaria a más tardar el día 15 de febrero de 2014.

Para los efectos del artículo 59, fracción I de la Ley del Impuesto sobre la Renta, vigente a partir del 1 de enero de 2014, las instituciones que componen el sistema financiero deberán presentar la información a que se refiere dicho precepto, correspondiente al ejercicio fiscal de 2014, mediante declaración anual que presentarán ante el Servicio de Administración Tributaria a más tardar el día 15 de febrero de 2015.

Para los efectos de lo dispuesto en el artículo 176, fracción IV de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2013, en lugar de determinar el monto de los intereses reales efectivamente pagados en el ejercicio de que se trate por créditos hipotecarios conforme al procedimiento establecido en el citado precepto, dicho monto se determinará aplicando en lo conducente lo dispuesto en el tercer párrafo del artículo 159 de la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2013, por el periodo que corresponda.

Durante el ejercicio fiscal de 2013, se deberá considerar como instituciones de beneficencia para efectos del artículo 95 de la Ley del Impuesto sobre la Renta las que se dediquen a las siguientes actividades:

a. Asistencia social, conforme a lo establecido en la Ley de Asistencia Social y en la Ley General de Salud.

b. Cívicas, enfocadas a promover la participación ciudadana en asuntos de interés público.

c. Apoyo para el desarrollo de los pueblos y comunidades indígenas.

d. Promoción de la equidad de género.

e. Aportación de servicios para la atención a grupos sociales con discapacidad.

f. Promoción del deporte.

g. Apoyo en el aprovechamiento de los recursos naturales, la protección del ambiente, la flora y la fauna, la preservación y restauración del equilibrio ecológico, así como la promoción del desarrollo sustentable a nivel regional y comunitario, de las zonas urbanas y rurales.

h. Promoción y fomento educativo, cultural, artístico, científico y tecnológico.

i. Fomento de acciones para mejorar la economía popular.

j. Participación en acciones de protección civil.

k. Prestación de servicios de apoyo a la creación y fortalecimiento de organizaciones que realicen actividades objeto de fomento en términos de la Ley Federal de Fomento a las Actividades Realizadas por Organizaciones de la Sociedad Civil.

l. Promoción y defensa de los derechos de los consumidores.

2. Para los efectos de lo dispuesto en la fracción I, inciso a), numeral 2 del artículo 195 de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2013, los intereses a que hace referencia dicha disposición podrán estar sujetos a una tasa del 4.9 por ciento, siempre que el beneficiario efectivo de esos intereses sea residente de un país con el que se encuentre en vigor un tratado para evitar la doble tributación celebrado con México y se cumplan los requisitos previstos en dicho tratado para aplicar las tasas que en el mismo se prevean para este tipo de intereses.

3. Durante el ejercicio fiscal de 2013, no se considerará que tienen establecimiento permanente en el país los residentes en el extranjero que proporcionen directa o indirectamente materias primas, maquinaria o equipo, para realizar las actividades de maquila a través de empresas con programa de maquila bajo la modalidad de albergue autorizado por la Secretaría de Economía, siempre que dichos residentes en el extranjero no sean partes relacionadas de la empresa con programa de maquila bajo la modalidad de albergue de que se trate, ni de una parte relacionada de dicha empresa.

Lo dispuesto en el presente numeral será aplicable siempre que las empresas con programa de maquila bajo la modalidad de albergue, presenten anualmente ante las autoridades fiscales, a más tardar en el mes de junio de 2014, la información que mediante reglas de carácter general establezca el Servicio de Administración Tributaria, correspondiente a las operaciones realizadas a través de la empresa maquiladora en la modalidad de albergue o de sus partes relacionadas. La información a que se refiere este párrafo se deberá presentar desglosada por cada uno de los residentes en el extranjero que realizan actividades de maquila a través de la empresa con programa de maquila bajo la modalidad de albergue.

A las empresas con programa de maquila bajo la modalidad de albergue que apliquen lo dispuesto en este numeral, en ningún caso les aplicará lo dispuesto en los artículos 2, penúltimo párrafo y 216-Bis de la Ley del Impuesto sobre la Renta.

Las empresas con programa de maquila bajo la modalidad de albergue deberán cumplir, además de las obligaciones establecidas en este numeral y en las disposiciones fiscales y aduaneras, con lo siguiente:

a. Observar lo dispuesto por el quinto párrafo del artículo 32-D del Código Fiscal de la Federación, únicamente respecto de las fracciones I, II y III del citado precepto legal.

b. Presentar dictamen de sus estados financieros en los términos del Código Fiscal de la Federación, cuando se encuentren obligadas a ello, o bien, cuando hubieran optado por no presentar dicho dictamen conforme al Artículo 7.1 del "Decreto que compila diversos beneficios fiscales y establece medidas de simplificación administrativa", publicado en el Diario Oficial de la Federación el 30 de marzo de 2012, presenten la información en los plazos y medios que, mediante reglas de carácter general, establezca el Servicio de Administración Tributaria en términos del citado artículo.

c. Presentar las siguientes declaraciones en los términos y condiciones establecidas en las disposiciones fiscales:

i. Anuales y mensuales definitivas de los impuestos federales a que estén obligados, con independencia de que en las mismas resulte o no cantidad a pagar.

ii. Informativa de operaciones con terceros (DIOT).

iii. Módulo correspondiente a sus operaciones de comercio exterior de la Declaración Informativa de Empresas Manufactureras, Maquiladoras y de Servicios de Exportación (DIEMSE). La declaración a que se refiere este subinciso deberá presentarse a partir de la fecha en que el Servicio de Administración Tributaria, mediante reglas de carácter general, señale que se encuentra disponible y puede ser llenada y enviada por los contribuyentes a través de su página de Internet.

Cuando una empresa con programa de maquila bajo la modalidad de albergue incumpla con alguna de las obligaciones previstas en los incisos anteriores, el Servicio de Administración Tributaria requerirá a dicha empresa para que en un plazo que no exceda de 30 días naturales aclare lo que a su derecho convenga sobre el incumplimiento y en caso de que no se subsane el mismo en el plazo citado se procederá a la suspensión de dicha empresa en el Padrón de Importadores a que se refiere el artículo 59, fracción IV de la Ley Aduanera.

4. Las personas morales que tengan como accionistas a fondos de pensiones y jubilaciones del extranjero que cumplan con los requisitos establecidos en el artículo 179 de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2013, en el cálculo del 90 por ciento a que se refiere el décimo párrafo del citado artículo, podrán excluir de los ingresos totales, el ajuste anual por inflación acumulable y la ganancia cambiaria que deriven exclusivamente de las deudas contratadas para la adquisición o para obtener ingresos por el otorgamiento del uso o goce temporal, de terrenos o de construcciones adheridas al suelo, ubicados en el país.

5. Lo dispuesto en el artículo 199, séptimo párrafo, de la Ley del Impuesto sobre la Renta, es aplicable a las operaciones financieras derivadas de deuda que se encuentren referidas a la Tasa de Interés Interbancaria de Equilibrio o a títulos de crédito emitidos por el Gobierno Federal o por el Banco de México o cualquier otro que determine el Servicio de Administración Tributaria mediante reglas de carácter general, o que además de estar referidas a dicha tasa o títulos lo estén a otra tasa de interés, o a otros subyacentes que a su vez se encuentren referidos a la Tasa de Interés Interbancaria de Equilibrio o a cualquiera de los títulos antes mencionados, o a esta tasa o títulos y a otras tasas de interés, siempre que se realicen en bolsa de valores o mercados reconocidos, en los términos de las fracciones I y II del artículo 16-C del Código Fiscal de la Federación y que los beneficiarios efectivos sean residentes en el extranjero.

6. Lo dispuesto en el Artículo Segundo, fracción II de las Disposiciones de Vigencia Temporal de la Ley del Impuesto sobre la Renta, contenidas en el "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes del Impuesto sobre la Renta, del Impuesto a los Depósitos en Efectivo y del Impuesto al Valor Agregado, del Código Fiscal de la Federación y del Decreto por el que se establecen las obligaciones que podrán denominarse en Unidades de Inversión; y reforma y adiciona diversas disposiciones del Código Fiscal de la Federación y de la Ley del Impuesto sobre la Renta, publicado el 1 de abril de 1995", publicado en el Diario Oficial de la Federación el 7 de diciembre de 2009, será aplicable en el ejercicio fiscal de 2014. Durante el ejercicio fiscal de 2013, en sustitución del Artículo Segundo, fracción II antes citado, se deberá estar a lo siguiente:

a. Para los efectos del primer párrafo del artículo 10 de la Ley del Impuesto sobre la Renta, se aplicará la tasa del 30 por ciento.

b. Cuando conforme a la Ley del Impuesto sobre la Renta se deba aplicar el factor de 1.3889 se aplicará el factor de 1.4286.

c. Cuando conforme a la Ley del Impuesto sobre la Renta se deba aplicar el factor de 0.3889 se aplicará el factor de 0.4286.

d. Cuando conforme a la Ley del Impuesto sobre la Renta se deba aplicar la reducción del 25 por ciento se aplicará la reducción del 30 por ciento.

e. Para los efectos del artículo 113 de la Ley del Impuesto sobre la Renta, se calculará el impuesto correspondiente conforme a las disposiciones contenidas en dicho precepto, aplicando la tarifa vigente al 31 de diciembre de 2012.

f. Para los efectos del artículo 177 de la Ley del Impuesto sobre la Renta, se calculará el impuesto correspondiente conforme a las disposiciones contenidas en dicho precepto, aplicando la tarifa vigente al 31 de diciembre de 2012.

g. Para los efectos del artículo 224, fracciones IV, IX, X, XIII, segundo párrafo, y XIV, de la Ley del Impuesto sobre la Renta se aplicará la tasa del 30 por ciento.

II. En materia de impuesto empresarial a tasa única:

1. Para los efectos del artículo 8 de la Ley del Impuesto Empresarial a Tasa Única, los contribuyentes deberán presentar a las autoridades fiscales, en el mismo plazo establecido para la presentación de la declaración del ejercicio, la información correspondiente a los conceptos que sirvieron de base para determinar el impuesto empresarial a tasa única del ejercicio fiscal de 2013, en el formato que establezca para tal efecto el Servicio de Administración Tributaria mediante reglas de carácter general. La información a que se refiere este inciso se deberá presentar incluso cuando en la declaración del ejercicio de 2013 no resulte impuesto a pagar.

2. Para los efectos del artículo 11, tercer párrafo de la Ley del Impuesto Empresarial a Tasa Única, el monto del crédito fiscal a que se refiere dicho artículo no podrá acreditarse por el contribuyente contra el impuesto sobre la renta causado en el ejercicio en el que se generó el crédito.

III. En materia de impuesto especial sobre producción y servicios:

1. Para los efectos del transitorio Noveno del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley del Impuesto Especial sobre Producción y Servicios", publicado en el Diario Oficial de la Federación el 27 de noviembre de 2009, tratándose de cerveza con una graduación alcohólica de hasta 14° G.L., en sustitución de la tasa aplicable en 2013 a que se refiere el citado transitorio, se aplicará la tasa del 26.5 por ciento durante dicho año.

Tratándose de la cerveza a que se refiere el párrafo anterior, en sustitución de la tasa establecida en el artículo 2o., fracción I, inciso A), numeral 1 de la Ley del Impuesto Especial sobre Producción y Servicios, se aplicará la tasa del 26 por ciento durante 2014.

2. Para los efectos del transitorio Décimo del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley del Impuesto Especial sobre Producción y Servicios", publicado en el Diario Oficial de la Federación el 27 de noviembre de 2009, tratándose de bebidas con contenido alcohólico y cerveza con una graduación alcohólica de más de 20° G.L., en sustitución de la tasa aplicable en 2013 a que se refiere el citado transitorio, se aplicará la tasa del 53 por ciento durante dicho año.

Tratándose de las bebidas con contenido alcohólico y la cerveza a que se refiere el párrafo anterior, en sustitución de la tasa establecida en el artículo 2o., fracción I, inciso A), numeral 3 de la Ley del Impuesto Especial sobre Producción y Servicios, se aplicará la tasa del 52 por ciento durante 2014.

IV. En materia de derechos:

1. Durante el ejercicio fiscal de 2013, las entidades financieras sujetas a la supervisión de la Comisión Nacional Bancaria y de Valores a que se refieren las fracciones III, IV, V y XI del artículo 29-D de la Ley Federal de Derechos, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refieren dichas fracciones conforme a lo dispuesto en las mismas, podrán optar por pagar la cuota que de conformidad con las disposiciones vigentes en el ejercicio fiscal de 2012 hubieren optado por pagar para dicho ejercicio fiscal, más el 5 por ciento de dicha cuota.

Tratándose de las entidades financieras a que se refieren las fracciones III, IV, V y XI del artículo 29-D de la Ley Federal de Derechos, que se hayan constituido en el ejercicio fiscal de 2012, podrán optar por pagar los derechos de inspección y vigilancia que les hubiere correspondido enterar en dicho ejercicio fiscal más el 5 por ciento de dicha cuota, en lugar de la cuota mínima correspondiente para el ejercicio fiscal de 2013 conforme a las fracciones III, IV, V y XI del artículo 29-D de la citada Ley, según sea el caso.

Para los efectos de la opción a que se refieren los párrafos anteriores, tratándose de las casas de bolsa, para determinar la cuota mínima correspondiente a 2013 se considerará como capital mínimo requerido para funcionar como casa de bolsa el equivalente en moneda nacional a tres millones de unidades de inversión.

Cuando los contribuyentes ejerzan la opción de pagar los derechos en los términos previstos en este numeral y realicen el pago anual durante el primer trimestre del ejercicio fiscal de 2013, no les será aplicable el descuento del 5 por ciento establecido en la fracción I del artículo 29-K de la Ley Federal de Derechos.

2. Se amplía el plazo a que se refiere el párrafo quinto de la fracción IV del transitorio Quinto del "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 24 de diciembre de 2007, hasta el 31 de diciembre de 2013.

Para tales efectos, aquellos contribuyentes que se encuentran incorporados a los beneficios establecidos en el transitorio Quinto, fracción IV del Decreto referido en el párrafo anterior y en el artículo 279 de la Ley Federal de Derechos, deberán presentar solicitud de ampliación del plazo de cumplimiento ante la Comisión Nacional del Agua. Dicha Comisión deberá resolver la procedencia de la misma en un término no mayor a 15 días hábiles, contados a partir de la fecha de presentación de la solicitud a que se refiere el presente párrafo.

Los contribuyentes que a la fecha de entrada en vigor de la presente Ley, no hayan solicitado su incorporación a los beneficios establecidos en el transitorio Quinto, fracción IV del Decreto referido en el párrafo primero de este numeral y en el artículo 279 de la Ley Federal de Derechos, podrán presentar una solicitud para gozar de dichos beneficios cumpliendo con los requisitos establecidos para tales efectos en las mencionadas disposiciones.

Aquellos contribuyentes a que se refiere el primer párrafo de la fracción IV del transitorio Quinto del Decreto referido en el párrafo primero de este numeral, podrán obtener la condonación de los créditos fiscales a su cargo, determinados o autodeterminados que se hayan causado hasta el ejercicio fiscal de 2007, por concepto del derecho por el uso o aprovechamiento de bienes del dominio público de la Nación como cuerpos receptores de las descargas de aguas residuales, aún cuando no rebasen los límites máximos permisibles establecidos en la Ley Federal de Derechos, para lo cual solicitarán a la Comisión Nacional del Agua autorización para realizar un programa de acciones en materia de saneamiento y tratamiento de aguas residuales, siempre y cuando mejoren la calidad de las aguas residuales, ya sea mediante cambios en los procesos productivos o para el control o tratamiento de las descargas y concluyan dicho programa a más tardar el 31 de diciembre de 2013. Dicha dependencia deberá resolver la procedencia de la autorización en un término no mayor a 15 días hábiles, contados a partir de la fecha de presentación de la solicitud a que se refiere el presente párrafo.

Para los efectos de lo establecido en este numeral, los contribuyentes deberán observar lo establecido en la fracción IV del transitorio Quinto del Decreto referido en el párrafo primero de este numeral y las "Disposiciones para la aplicación de los beneficios establecidos en la Ley Federal de Derechos en materia del derecho por el uso o aprovechamiento de bienes del dominio público de la Nación como cuerpos receptores de las descargas de aguas residuales, con motivo de la publicación del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Derechos, publicado en el Diario Oficial de la Federación el 24 de diciembre de 2007", instrumento que se publicó en el mismo órgano de difusión el 3 de julio de 2008.

La Comisión Nacional del Agua podrá expedir las disposiciones de carácter general que sean necesarias para la correcta y debida aplicación de la presente disposición.

3. A partir del 1 de enero de 2013, y para los efectos del derecho establecido en el artículo 232-C de la Ley Federal de Derechos, se estará a lo siguiente:

a. El municipio de San Rafael del Estado de Veracruz, queda incluido en la Zona III a que se refiere el artículo 232-D de dicho ordenamiento, en sustitución del municipio de Martínez de la Torre, del mismo Estado de Veracruz.

b. El municipio de Bacalar del Estado de Quintana Roo, queda incluido en la Zona VIII a que se refiere el artículo 232-D de dicho ordenamiento.

4. Durante el ejercicio fiscal de 2013, se continuarán aplicando los transitorios Segundo, fracciones I, II, III, V, VI, VII y IX; y Tercero del "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 12 de diciembre de 2011.

Para estos efectos, las referencias realizadas al ejercicio fiscal de 2012, se entenderán efectuadas al de 2013.

Capítulo IV

De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 22. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública a que se refiere el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de los órganos autónomos, del sector público federal y del sector público federal consolidado, incluyendo a las entidades paraestatales contempladas en los Tomos V y VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

En los informes a que se refiere el párrafo anterior se deberá incluir la información relativa a los ingresos obtenidos por cada uno de los proyectos de inversión financiada directa y condicionada establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2013; así como la información relativa al balance de cada uno de los organismos de control directo a que se refiere el apartado B del artículo 1o. de esta Ley.

Con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, en los informes a que se refiere el primer párrafo de este artículo se deberá incluir la información correspondiente a los indicadores que a continuación se señalan:

I. Avance en el padrón de contribuyentes.

II. Información estadística de avances contra la evasión y elusión fiscales.

III. Avances contra el contrabando.

IV. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

V. Plan de recaudación.

VI. Información sobre las devoluciones fiscales.

VII. Los montos recaudados en cada periodo por concepto de los derechos de los hidrocarburos, estableciendo los ingresos obtenidos específicamente, en rubros separados, por la extracción de petróleo crudo y de gas natural, en concordancia con lo dispuesto en el Capítulo XII del Título Segundo de la Ley Federal de Derechos.

VIII. Los elementos cuantitativos que sirvieron de base para el cálculo del impuesto especial sobre producción y servicios, conforme al artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

IX. Avances en materia de simplificación fiscal y administrativa.

La Secretaría de Hacienda y Crédito Público deberá incluir en el informe de recaudación neta, un reporte de grandes contribuyentes agrupados por cantidades en los siguientes rubros: empresas que consolidan fiscalmente, empresas con ingresos acumulables en el monto que señalan las leyes, sector financiero, sector gobierno, empresas residentes en el extranjero y otros. Las empresas del sector privado, además, deberán estar identificadas por el sector industrial, primario y/o de servicios al que pertenezcan.

Artículo 23. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 24. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2013.

Artículo 25. Los estímulos fiscales y las facilidades administrativas que prevea la iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 26. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Servicio de Administración Tributaria obtenga con motivo del ejercicio de sus atribuciones, deberán ser comunicados al Instituto Nacional de Estadística y Geografía para fines estadísticos:

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información obtenida conforme a este artículo y comunicada al Instituto Nacional de Estadística y Geografía, no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero le serán aplicables las disposiciones que sobre confidencialidad de la información determine el Instituto Nacional de Estadística y Geografía, en términos de la Ley del Sistema Nacional de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.

Artículo 27. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores a más tardar el 30 de junio de 2013, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2014 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2013, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 95, 96, 98 y 99 de la Ley del Impuesto sobre la Renta y 31, segundo párrafo y 114 de su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos a la que se refiere el penúltimo párrafo del artículo 101 de la Ley del Impuesto sobre la Renta, correspondiente al ejercicio fiscal de 2012.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2, fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 28. Con el propósito de transparentar el monto y la composición de los pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y hacer llegar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2013, un documento que explique cómo se computan los balances fiscales y los requerimientos financieros del sector público, junto con la metodología respectiva, en el que se incluyan de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 29. En el ejercicio fiscal de 2013, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Artículo 30. Con la finalidad de transparentar el calendario mensual de ingresos que, en términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, debe publicar la Secretaría de Hacienda y Crédito Público en el Diario Oficial de la Federación 15 días hábiles después de la publicación de esta Ley, dicha dependencia deberá entregar a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo, la metodología y criterios adicionales que hubiese utilizado para dicha estimación, misma que deberá ser incluida en la citada publicación.

TRANSITORIOS

Primero. La presente Ley entrará en vigor el 1 de enero de 2013.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2012.

Tercero. Se condona total o parcialmente los créditos fiscales consistentes en contribuciones federales cuya administración corresponda al Servicio de Administración Tributaria, cuotas compensatorias, actualizaciones y accesorios de ambas, así como las multas por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, que a continuación se indican, conforme a lo siguiente:

I. La condonación será acordada por la autoridad fiscal previa solicitud del contribuyente bajo los siguientes parámetros:

a) Tratándose de créditos fiscales consistentes en contribuciones federales, cuotas compensatorias y multas por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, causadas antes del 1o. de enero de 2007, la condonación será del 80 por ciento de la contribución, cuota compensatoria y multa por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, actualizadas, y el 100 por ciento de recargos, recargos por prórroga en términos del artículo 66-A del Código Fiscal de la Federación, multas y gastos de ejecución que deriven de ellos. Para gozar de esta condonación, la parte no condonada del crédito fiscal deberá ser pagada totalmente en una sola exhibición.

En el caso de que los contribuyentes a que se refiere el párrafo anterior, que hayan sido objeto de revisión por parte de las autoridades fiscales durante los ejercicios fiscales de 2009, 2010 y 2011, y se hubiera determinado que cumplieron correctamente con sus obligaciones fiscales, o bien, hayan pagado las omisiones determinadas y se encuentren al corriente en el cumplimiento de sus obligaciones fiscales, la condonación será del 100% de los créditos a que se refiere este inciso.

b) Tratándose de recargos y multas derivados de créditos fiscales respecto de cuotas compensatorias y contribuciones federales distintas a las que el contribuyente debió retener, trasladar o recaudar, así como las multas por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, que se hayan causado entre el 1o. de enero de 2007 y el 31 de diciembre de 2012 la condonación será del 100 por ciento. Para gozar de esta condonación, las contribuciones o cuotas compensatorias actualizadas deberán ser pagadas, en los casos aplicables, en su totalidad en una sola exhibición.

La condonación indicada en este artículo procederá tratándose de créditos fiscales determinados por la autoridad fiscal, así como por los autodeterminados por los contribuyentes, ya sea de forma espontánea o por corrección.

Para efectos de esta fracción, el contribuyente deberá presentar ante la Administración Local de Servicios al Contribuyente que le corresponda en razón de su domicilio fiscal, la solicitud y anexos que el Servicio de Administración Tributaria indique mediante reglas de carácter general.

II. En caso de créditos fiscales diferidos o que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación, la condonación procederá por el saldo pendiente de liquidar, ajustándose a las reglas establecidas en los incisos a) y b) de la fracción anterior.

III. La condonación de los créditos fiscales a que se refiere la fracción I de este artículo también procederá aun y cuando dichos créditos fiscales hayan sido objeto de impugnación por parte del contribuyente, sea ante las autoridades administrativas o jurisdiccionales, siempre que a la fecha de presentación de la solicitud de condonación, el procedimiento de impugnación respectivo haya quedado concluido mediante resolución firme, o bien, de no haber concluido, el contribuyente acompañe a la solicitud el acuse de presentación de la solicitud de desistimiento a dichos medios de defensa ante las autoridades competentes.

IV. No se podrán condonar créditos fiscales pagados y en ningún caso la condonación a que se refiere este artículo dará lugar a devolución, compensación, acreditamiento o saldo a favor alguno.

V. No se condonarán adeudos fiscales derivados de infracciones por las cuales exista sentencia condenatoria en materia penal.

VI. Para efectos del pago de la parte de los créditos fiscales no condonados no se aceptará pago en especie, dación en pago ni compensación.

En el supuesto de que el contribuyente incumpla con su obligación de pago, la autoridad tendrá por no presentada la solicitud de condonación e iniciará de inmediato el procedimiento administrativo de ejecución.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

VIII. La autoridad fiscal podrá suspender el procedimiento administrativo de ejecución, si así lo pide el interesado en el escrito de solicitud de condonación.

IX. Las multas impuestas durante el ejercicio fiscal de 2012 y 2013, por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, con excepción de las impuestas por declarar pérdidas fiscales en exceso, serán reducidas en 60 por ciento siempre que sean pagadas dentro de los treinta días siguientes a su notificación.

X. Tratándose de créditos fiscales cuya administración corresponda a las entidades federativas en términos de los convenios de colaboración administrativa que éstas tengan celebrados con la Federación a través de la Secretaría de Hacienda y Crédito Público, la condonación a que se refiere este artículo será solicitada directamente ante la autoridad fiscal de la Entidad Federativa que corresponda, quien emitirá la resolución procedente con sujeción a lo dispuesto por este artículo y, en lo conducente, por las reglas de carácter general que expida el Servicio de Administración Tributaria.

El Servicio de Administración Tributaria emitirá las reglas necesarias para la aplicación de la condonación prevista en este artículo, mismas que se deberán publicar en el Diario Oficial de la Federación a más tardar en marzo de 2013.

La Secretaría de Hacienda y Crédito Público informará a más tardar el 31 de diciembre de 2013, a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Cuarto. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

México, D.F., a 13 de diciembre de 2012.- Dip. **Francisco Arroyo Vieyra**, Presidente.- Sen. **Ernesto Javier Cordero Arroyo**, Presidente.- Dip. **Javier Orozco Gomez**, Secretario.- Sen. **Iris Vianey Mendoza Mendoza**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a catorce de diciembre de dos mil doce.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.